MOODY'S


13000483

An essential component of global financial markets









2012 Annual Report



MOODY'S ANALYTICS

Beyond Ratings: Strengthening Moody's Position in Financial Risk Management

For more than 100 years, Moody's has been a leader in analyzing and monitoring credit risk. Today, our ratings cover the full spectrum of fixed income securities and credit instruments, supporting investors in markets worldwide.

Moody's Analytics (MA) advances this tradition, drawing on vast experience and deep insight to provide a comprehensive suite of software, research and analytics, as well as training and advisory services. As a solutions partner, we help customers measure, monitor and manage risk—enabling them to run their organizations more effectively and meet complex regulatory requirements.

We provide award-winning solutions to debt capital markets and bank risk management professionals, and offer innovative approaches that enable customers to enhance the quality of their analytical activities while reducing costs. Financial institutions around the world rely on MA products, services and expertise for critical insight that supports investment and risk decision-making. We are in constant contact with customers: offering guidance, solving problems, answering questions—and always learning more about the markets that we serve.

MA's footprint continues to grow as we work to help clients meet the analytical challenges emerging from increasingly fast-paced and complex financial markets. Responding with innovations that facilitate informed decision-making, we are building on our solid foundation of research, data, models and technology solutions to enhance our leadership position in the financial risk management arena.

REVENUE BY BUSINESS LINE
$ in millions



$0
$200
$400
$600
$800
$1,000
2012
2011
2010
2009
2008
Research, Data and Analytics
Enterprise Risk Solutions
Professional Services

2012 REVENUE MIX
$ in millions



Recurring Revenue
77%
Transaction Revenue
23%
United States Revenue
42%
International Revenue
58%

Moody's Analytics / 2012 Total Revenue: $843.5



MOODY'S INVESTORS SERVICE

Independent Credit Analysis for Efficient Markets

The primary mission of Moody's Investors Service (MIS) is to promote the efficiency of global capital markets by providing predictive, high quality rating opinions, data and related research.

MIS seeks to achieve this mission through the insightful, independent, rigorous, transparent and timely evaluation of the creditworthiness of debt and debt-like securities and instruments sold and traded in the capital markets. We assign credit, financial strength and other types of ratings to various corporate and sovereign entities, debt and debt-like securities and structured instruments. We also support our credit rating opinions by publishing research and data designed to help reduce information asymmetry and provide financial market professionals with the means to become well-informed as to the relative credit risk of the many debt and debt-like securities available.

MIS's ratings and research span obligations covering more than 110 countries and approximately 10,000 corporate issuers, 22,000 public finance issuers and 82,000 structured finance obligations.

Our goal is to be a trusted credit opinion provider for the benefit of financial market professionals. To achieve this goal, MIS rating committees determine ratings in a transparent manner using consistently applied policies, practices and analytic methodologies. The resulting credit rating opinions and research are based on qualitative and quantitative analysis using empirical and statistical research and experienced credit judgment. We require from all of our employees an unwavering adherence to the highest standards of analytical independence and integrity.

REVENUE BY BUSINESS LINE
$ in millions


$0
$500
$1,000
$1,500
$2,000
2012
2011
2010
2009
2008
Corporate Finance
Structured Finance
Financial Institutions
Public, Project and Infrastructure Finance

2012 REVENUE MIX
$ in millions


Recurring Revenue
38%
Transaction Revenue
62%
United States Revenue
59%
International Revenue
41%

Moody's Investors Service / 2012 Total Revenue: $1,886.8

Moody's Corporation Financial Highlights

Amounts in millions except per share data	**2012**	2011	2010	2009	2008
OPERATIONS					
U.S. GAAP Measures					
Revenue	**$ 2,730.3**	$ 2,280.7	$ 2,032.0	$ 1,797.2	$ 1,755.4
Operating Income	**$ 1,077.4**	$ 888.4	$ 772.8	$ 687.5	$ 748.2
Operating Margin	**39.5%**	39.0%	38.0%	38.3%	42.6%
Net Income Attributable to Moody's	**$ 690.0**	$ 571.4	$ 507.8	$ 402.0	$ 457.6
Diluted EPS	**$ 3.05**	$ 2.49	$ 2.15	$ 1.69	$ 1.87
*Non-GAAP Measures**					
Adjusted Operating Income	**$ 1,183.1**	$ 967.6	$ 839.2	$ 769.1	$ 820.8
Adjusted Operating Margin	**43.3%**	42.4%	41.3%	42.8%	46.8%
Pro Forma Net Income Attributable to Moody's	**$ 677.2**	$ 564.4	$ 503.3	$ 404.7	$ 445.3
Pro Forma Diluted EPS	**$ 2.99**	$ 2.46	$ 2.13	$ 1.70	$ 1.82
Free Cash Flow	**$ 778.1**	$ 735.6	$ 574.3	$ 553.1	$ 455.3
BALANCE SHEET					
Total Assets	**$ 3,960.9**	$ 2,876.1	$ 2,540.3	$ 2,003.3	$ 1,773.4
Long-Term Debt	**$ 1,607.4**	$ 1,172.5	$ 1,228.3	$ 746.2	$ 750.0
EQUITY TRANSACTIONS					
Cost of Share Repurchases	**$ 196.5**	$ 333.8	$ 223.6	$ —	$ 592.9
Dividends Paid to Common Shareholders	**$ 143.0**	$ 121.0	$ 98.6	$ 94.5	$ 96.8
Weighted Average Shares Outstanding, Diluted	**226.6**	229.4	236.6	237.8	245.3

* Refer to "Non-GAAP Financial Measures" in Item 7 of Moody's 2012 Form 10-K for a discussion of the Company's non-GAAP financial measures.



Letter from the Chairman of the Board

Henry A. McKinnell, Jr., Ph.D.

At Moody's, we run our business according to the fundamental values of integrity, independence, inclusion, insight and intellectual leadership. These values guide our approach toward all of our stakeholders, including our shareholders.

They also guide our culture, encouraging, for example, open and vigorous debate among Moody's ratings analysts, and innovative solutions from our Moody's Analytics professionals in helping firms measure and manage financial risk. We hold ourselves to the highest standards of honesty and fairness in our dealings with each other, with customers and with all market participants. Mindful of this commitment, Moody's Board of Directors made significant progress in 2012 in creating value for shareholders as well as furthering our adherence to sound corporate governance practices.

In 2012, Moody's achieved impressive financial performance, including strong cash flow growth, which enabled us to invest in our businesses and generate a substantial return for our investors. In December 2012, we increased Moody's quarterly dividend to 20 cents per share. This brought the total annualized dividend to 80 cents per share, an increase of 25% compared to the prior annualized dividend of 64 cents. Moreover, during 2012, we repurchased 4.8 million shares at a total cost of $197 million. Over the last five years, Moody's has returned over 60% of free cash flow, or approximately $1.9 billion, to shareholders.

During 2012, Moody's stock achieved a total return of 52%, well above the 16% total return of the S&P 500 Index last year. This performance reflected not just our strong revenue, profit and cash flow growth, but also a higher price / earnings multiple as investors recognized the attractive long-term prospects for our business as well as our ability to successfully navigate various challenges.

Underpinning our robust financial performance, Moody's Board of Directors sets high standards for the Company's employees, officers and directors in everything we do, consistent with sound corporate governance practices. These standards reflect the values and principles of integrity and responsibility that have guided Moody's for more than 100 years. The Board listens closely to shareholders; monitors critical corporate governance trends; and makes changes in its governance profile when doing so enhances the effectiveness of our work and the long-term value of our franchise.

To this end, after a majority shareholder vote recommending that, whenever possible, the Chairman of the Board be independent, the Board decided in 2012 to separate the roles of the Chairman and CEO. Having served on the Moody's Board since 2000, including as lead independent director, I was honored to be named as the independent Chairman in April 2012. I look forward to continuing to work with Moody's President and CEO, Ray McDaniel, and my fellow directors.

The Board also continues to oversee other corporate governance matters. We are taking steps to implement the annual election of directors in response to certain shareholder requests for the elimination of Moody's staggered board structure. In addition, we oversee the Company's executive compensation programs, which we continually evaluate to ensure that remuneration is not only competitive, but also remains closely tied to Company strategy and performance, and the creation of shareholder value. Over the past year, we also strengthened our Securities Trading Policy with respect to hedging of Company stock, and enhanced the criteria executives must meet in order to qualify for change-in-control benefits by transitioning from "single trigger" equity vesting to "double trigger" equity vesting.

Competing successfully in today's market requires careful stewardship of our business as well as our robust corporate governance practices. I would like to express my gratitude to Moody's employees worldwide for their exceptional commitment and contribution to upholding our values and helping fulfill our mission to be the most respected authority serving risk-sensitive markets. I would also like to thank our shareholders for their ongoing support. We plan to continue our efforts to further the effectiveness of our Board and add value for our shareholders in 2013.

Henry A. McKinnell, Jr., Ph.D.
Chairman of the Board



MOODY'S CORPORATION

Ratings, research, tools and analysis that contribute to transparent and integrated financial markets

REVENUE
$ in millions

Year	Revenue
2012	**$2,730.3**
2011	$2,280.7
2010	$2,032.0
2009	$1,797.2
2008	$1,755.4

OPERATING INCOME
$ in millions

Year	Operating Income
2012	**$1,077.4**
2011	$888.4
2010	$772.8
2009	$687.5
2008	$748.2

DILUTED EPS

Year	Diluted EPS
2012	**$3.05**
2011	$2.49
2010	$2.15
2009	$1.69
2008	$1.87

FREE CASH FLOW*
$ in millions

Year	Free Cash Flow
2012	**$778.1**
2011	$735.6
2010	$574.3
2009	$553.1
2008	$455.3

DIVIDENDS
$ in millons

Year	Dividends
2012	**$143.0**
2011	$121.0
2010	$98.6
2009	$94.5
2008	$96.8

SHARE REPURCHASES
$ in millions

Year	Share Repurchases
2012	**$196.5**
2011	$333.8
2010	$223.6
2009	
2008	$592.9

2012 REVENUE MIX
$ in millions


MIS Revenue 69%
MA Revenue 31%
Recurring Revenue 50%
Transaction Revenue 50%
United States Revenue 54%
International Revenue 46%

Moody's Corporation / 2012 Total Revenue: $2,730.3

* Refer to "Non-GAAP Financial Measures" in Item 7 of Moody's 2012 Form 10-K for a discussion of the Company's non-GAAP financial measures.



Letter from the President & Chief Executive Officer

Raymond W. McDaniel, Jr.

Effective business execution and generally favorable market conditions made 2012 another successful year for Moody's.

The Company overall, as well as both Moody's Investors Service (MIS) and Moody's Analytics (MA), attained record levels of revenue and achieved a third consecutive year of strong growth. In addition to achieving outstanding financial performance, MIS and MA received important market recognition. MIS was named "Best Credit-Rating Agency" in a poll of investors by the publisher of *Institutional Investor* and received multiple awards worldwide for ratings and research quality as well as customer service. MA was recognized by leading trade publications and market research organizations for its expertise in risk management and credit analytics.

Once again, Moody's products and services reached a record number of customers in both the developed and emerging markets in 2012. Through MIS, we continued to invest in ratings quality and product extensions. Through MA, we continued to strengthen risk practitioners' skills with market-leading data, information and software solutions.

Additionally, greater regulatory clarity emerged for MIS's business in key jurisdictions, including in Europe and the U.S. Evolving laws and regulations confirm that most of the more extreme – and potentially market damaging – proposals do not feature in final rules or legislation. These developments help ensure that we can continue to provide uncompromised objectivity and analytical integrity through our independent credit opinions.

The Year in Review

Global economic and business conditions in 2012 were mostly positive, if uneven from region to region, and avoided the most dire predictions. U.S. economic expansion continued with the support of accommodative fiscal and monetary policies. Europe gained a measure of stability despite ongoing stress in the government and banking sectors. Asian and Latin American markets also showed resilience despite slowing growth rates.

Importantly for MIS, low interest rates during 2012 prompted companies to borrow record amounts in the bond market, and investors' appetite for yield drove strong issuance of long-term bonds. Other traditional drivers of bond issuance, such as mergers and acquisitions and spending for capital investment, were muted in 2012, but could contribute more meaningfully in 2013 as economic recovery continues; progress is made on U.S. fiscal reform; and the environment in Europe stabilizes. The timing of bond issuance is inherently uncertain and highly sensitive to prevailing market conditions. That said, credit market disintermediation continues to take hold worldwide, and this secular trend bodes well for continued growth at MIS.

For MA, demand for our market leading products and services is reinforced by regulatory requirements and adoption of global best practices among participants in credit markets worldwide. The product portfolio that we have created has allowed us to expand our offerings to customers and obtain a larger portion of their spending on risk management tools and services. This reflects the relevance of our product offering to essential activities within these firms. Our growing customer base and favorable market recognition position MA to sustain robust growth rates.

I will further address expectations for the continued development of our business as well as our ongoing role in global risk markets after a brief summary of Moody's 2012 financial performance.

Full-year 2012 revenue of $2.7 billion grew 20% from full-year 2011 and was the highest in Moody's history. Net income increased by 21% to $690 million in 2012 from $571 million in 2011 and diluted earnings per share (EPS) increased 22% to $3.05 in 2012 from $2.49 in 2011, accelerating the Company's strong earnings trajectory of the previous year. Over the past five years, Moody's revenue and EPS have grown at compounded annual growth rates of 12% and 13%, respectively, delivering meaningful returns to our shareholders. Geographically, full-year revenue for Moody's U.S. business grew by $287 million, or 24%, versus 2011, while Moody's international business expanded by $163 million, or 15%, and constituted 46% of the Company's total revenue. Recurring revenue, which includes fees from monitoring outstanding securities, subscription-based products and software maintenance fees, accounted for 50% of total Moody's revenue and grew 10% over 2011.

Every global line of business achieved revenue growth in 2012. MA's revenue continued to be primarily recurring, providing an important degree of stability in our financial profile. Revenue at MIS was more evenly divided between recurring and transaction revenue, as the Company seized opportunities brought on by favorable bond issuance conditions and low interest rates. Given our mix of businesses, Moody's is able to deliver solid financial performance in a variety of operating environments.

Other 2012 reported financial measures for Moody's Corporation include:

» Operating income of $1.1 billion, up 21% from $888 million in 2011

» Operating margin of 39.5%, up from 39.0%

» Adjusted operating income of $1.2 billion, up 22% from $968 million*

» Adjusted operating margin of 43.3%, up from 42.4%*

» Pro forma net income of $677 million, up 20% from $564 million*

» Pro forma diluted EPS of $2.99, up 22% from $2.46*

» Free cash flow of $778 million, up 6% from $736 million*

Moody's Investors Service

At MIS, revenue increased by $318 million, or 20%, for the year. All MIS lines of business grew at double-digit rates, led by very strong demand for ratings in Corporate Finance, which achieved year-over-year revenue growth of 32%. Structured Finance growth of 11% was primarily attributable to an improving U.S. market, while Financial Institutions revenue increased at a 10% rate despite ongoing deleveraging in the sector. Finally, Public, Project and Infrastructure Finance grew at a healthy 16% rate, due in part to strength in global infrastructure finance, as well as increased debt issuance in the U.S. municipal finance sector. Overall, U.S. ratings revenue increased 27%, while non-U.S. ratings revenue increased by 12% and represented 41% of MIS's total revenue.

MIS also substantially exceeded its operational goals in 2012. One-year accuracy metrics for both corporate and municipal ratings were above historical averages, while the accuracy of structured finance ratings over the past year improved significantly. Customer surveys confirmed continuing positive momentum on key attributes such as the high quality of MIS's ratings and research, its role as an authoritative source of credit information, and its clear communication of insight and opinion.



MIS is well-positioned for sustainable growth in 2013 and beyond. In 2012, we undertook a myriad of internal control and compliance initiatives to meet new global regulatory standards for credit rating agencies. We also pursued product development initiatives to strengthen our presence in important regions and market sectors. MIS's new *CreditAssessment* research service for unrated Asian companies marks an important expansion of our coverage of companies operating in the region for the benefit of global investors. We also added new credit assessment products for the private placement bond market and for bank loans, as well as an Indicative Assessment Service offering preliminary indications of creditworthiness to firms contemplating future entry into the bond market.

MIS's growth will persist with global economic expansion, including from emerging market economies, as our credit opinions and research continue to facilitate capital formation through the debt capital markets. Additionally, we will continue to benefit from the evolving character of credit markets, as more and more global financial assets take the form of bonds rather than bank loans. This process of disintermediation has a deep history in the U.S. and is an increasingly prominent feature in the international markets in which we operate. Finally, we remain acutely focused on the quality and transparency of our ratings and research, which translates into thought leadership and added customer value for firms worldwide.

As we have previously communicated, Moody's supports efforts to reduce regulatory reliance on ratings; however,

* Refer to "Non-GAAP Financial Measures" in Item 7 of Moody's 2012 Form 10-K for a discussion of the Company's non-GAAP financial measures.

Moody's Global Presence



AMERICAS

ARGENTINA
BRAZIL
CANADA
MEXICO
UNITED STATES



EUROPE, MIDDLE EAST & AFRICA

CYPRUS
CZECH REPUBLIC
EGYPT
FRANCE
GERMANY
IRELAND
ISRAEL
ITALY
MAURITIUS
RUSSIA
SOUTH AFRICA
SPAIN
SWITZERLAND
UAE
UNITED KINGDOM



ASIA-PACIFIC

AUSTRALIA
CHINA
HONG KONG
INDIA
JAPAN
KOREA
SINGAPORE
THAILAND

Moody's Global Staffing
As of December 31, 2012

» United States: 2,609

» International: 4,149

» Total: 6,758



progress has been slow as alternatives to ratings have proven difficult to identify and agree upon. Regulatory use inevitably carries regulatory expectations about the behavior of ratings and creates a risk of government intrusion into credit analysis and freedom of opinion. We remain optimistic that policymakers will find suitable alternatives to the use of ratings in regulation. Moody's also agrees with regulators' interests in increasing transparency and supports measures that contribute to the efficiency and stability of global capital markets, including a level of competition as desired by the markets. As these regulatory reforms progress, Moody's hopes that regulators will remain mindful that our ratings are most meaningful and useful to market participants when they provide a standard for measuring credit risk that is comparable across geographies, asset classes and over time.

Moody's Analytics

MA's 2012 revenue increased by $132 million, or 19%, over 2011. All MA lines of business contributed to this growth. With 9% year-over-year revenue growth in 2012, the large Research, Data and Analytics line of business delivered much stronger results compared with 6% year-over-year growth in 2011. This improvement was a result of strong customer response to new product introductions and increased customer retention rates, both reflecting the "need-to-have" nature of many of its offerings. Enterprise Risk Solutions grew by $47 million, or 24% year-over-year, reflecting strong growth of products and services that support bank regulatory and compliance activities, as well as the December 2011 acquisition of Barrie & Hibbert. Professional Services rose by 71%, with softness in our financial training and certification business more than offset by revenue from the November 2011 acquisition of Copal Partners. U.S. revenue for MA increased 18% from 2011, while non-U.S. revenue increased 19% and represented 58% of MA's total revenue.

MA continues to enhance our leading risk management and compliance solutions, successfully introducing new products and services. *CreditView*, launched in late 2011, offers financial professionals comprehensive and streamlined access to critical information about credit risk. Other new products include:

» *RiskOrigins*, a loan origination workflow tool

- *RiskIntegrity*, a regulatory reporting platform for insurance companies
- *RiskFoundation*, a data management facility
- Bank stress testing tools and services

To augment our organic growth initiatives, MA has undertaken acquisitions that enhance and accelerate the development of its suite of solutions. In late 2011, we acquired Copal Partners, which provides outsourced research and analysis capabilities to a blue-chip roster of global financial services firms, and Barrie & Hibbert, a highly respected provider of risk management modeling tools for insurance companies worldwide. Each of these businesses performed well in 2012, contributing about half of MA's total revenue growth. Moreover, we are engaged in multiple initiatives to leverage these acquired capabilities to expand MA's product and service offerings. Importantly, Copal's extensive and well-developed operations in India provide a platform for an increasing range of back-office and support services that can be applied across Moody's Corporation.

Our solutions remain a high priority for institutions as they adapt to new challenges and heightened expectations of disciplined oversight and efficiency in their operations.

MA received important recognition for its ongoing contribution to risk management in 2012, including awards for:

- "Best Economic and Regulatory Capital Calculation Solution Provider" by *Risk Magazine*
- "Best Economic Scenario Generation Software" by *InsuranceRisk*
- "Number One in Customer Service" by *Structured Credit Investor*
- "Top Influencer of Capital Markets in the Future" by *Risk Magazine*

To remain relevant and responsive, MA continues to expand and adapt its offerings to address customers' evolving needs. Working with financial institutions around the world, MA serves a customer base that is confronting multiple challenges. Despite contraction in the scale and scope of many of its customers' business activities, MA has succeeded in achieving robust growth rates. Indeed, risk management may be one of the few areas to which financial institutions are devoting increased focus and investment. Accordingly, MA's solutions remain a high priority for institutions as they adapt to new challenges and heightened expectations of disciplined oversight and efficiency in their operations. We are committed to reinforcing and building upon the solid position that we have established as a provider of must-have products and services to our customers.

The Role of Our Global Employees

As a global company active in financial markets around the world, it is our belief that Moody's Corporation has a responsibility to our stakeholders as well as to the communities where we live and work. Our values of integrity, independence, inclusion, insight and intellectual leadership form the foundation of a culture of professionalism and respect for people and ideas.

At Moody's, we tell employees, "Our views matter. So will yours." In global, integrated financial markets, risks are plentiful and consensus can be scarce. We set ourselves apart by synthesizing multiple points of view and differing opinions. Major decisions are subjected to multiple levels of review by disinterested parties, protecting our decision-making process from bias. Constructive debate among independent-minded people brings added rigor to our analysis and assures investors and other market participants that we have made a carefully considered assessment that takes into account a wide variety of information, perspectives and scenarios.

The collective efforts of Moody's Global Diversity Council and Employee Resource Groups (ERGs) help us sustain a positive working environment where all individuals can contribute to Moody's success. I am pleased to announce that as a result of these efforts, the Human Rights Campaign Foundation recently recognized Moody's as a "Best Place to Work for LGBT Equality". I deeply appreciate the ongoing initiatives being implemented by the Council and the ERGs, and their positive impact on Moody's workplace.

Let me close by thanking our employees for their many contributions, and our shareholders for their unwavering support. Our mission and responsibility remain: to be the leading global authority serving risk-sensitive markets, whether through our credit ratings, research or growing risk management and professional services solutions. It is through these diverse, but complementary, businesses that we contribute to market efficiency, transparency and confidence. In doing so, we succeed together as a business and, most importantly, as a contributor to the sound functioning of global financial markets.



Raymond W. McDaniel, Jr.
President & Chief Executive Officer

Moody's Corporation Executive Leadership



Lisa S. Westlake *Chief Human Resources Officer* | **Mark Almeida** *President, Moody's Analytics* | **Linda S. Huber** *Chief Financial Officer* | **Robert Fauber** *Corporate Development Officer* | **Michel Madelain** *President & Chief Operating Officer, Moody's Investors Service* | **Raymond W. McDaniel Jr.** *President & Chief Executive Officer* | **John J. Goggins** *General Counsel* | **Richard Cantor** *Chief Risk Officer*

Moody's Corporate Social Responsibility

Moody's is committed to corporate social responsibility as represented by The Moody's Foundation, our corporate environmental policy and robust employee engagement in volunteer initiatives. Through philanthropy, support of employee volunteerism, and socially-minded business products and services, Moody's Corporation and The Moody's Foundation work to advance social change through a number of educational, financial, humanitarian, civic and health-related initiatives.

For the first time, Moody's published in 2012 a Level C Corporate Social Responsibility Report in accordance with the Global Reporting Initiative Guidelines. A Level C report shows our commitment to reporting on our environmental, social and governance activities. This report can be found at **moodys.com/csr**

At the 2012 Clinton Global Initiative, President Bill Clinton led a plenary session, Working Capital: Creating Value for Business and Society, and recognized Moody's for fulfilling its 2010 commitment to develop a scorecard and a standardized process for the social performance assessment of microfinance institutions (MFI). These scorecards enable investors to make more informed, socially-oriented decisions based on the ability of an MFI to make a positive impact in the lives of its customers.

Moody's makes significant contributions to the global community through its volunteer initiatives. In 2012, more than half of our employees donated 8,800 hours of community service to over 110 nonprofit partners in 26 cities across 20 countries.




CLINTON
GLOBAL
INITIATIVE
LINTON GLOBAL INITIATIVE



Moody's Corporation

DIRECTORS

Henry A. McKinnell, Jr., Ph.D.[1,2,4]
Chairman of the Board of Directors
Moody's Corporation

Raymond W. McDaniel, Jr.[3,4]
President & Chief Executive Officer
Moody's Corporation

Basil L. Anderson[1*,2,4]
Retired Vice Chairman
Staples, Inc.

Jorge A. Bermudez[1,2,4]
Retired Chief Risk Officer
Citigroup, Inc.

Darrell Duffie, Ph.D.[1,2,4*]
Dean Witter Distinguished Professor of Finance
Stanford University Graduate School of Business

Robert R. Glauber[1,2,4]
Retired Chairman & Chief Executive Officer
NASD

Kathryn M. Hill[1,2,4]
Senior Vice President, Executive Advisor
Cisco Systems Inc.

Ewald Kist[1,2,3*,4]
Retired Chairman
ING Groep N.V. (ING Group)

John K. Wulff[1,2*,4]
Retired Chairman
Hercules Incorporated

EXECUTIVE OFFICERS

Raymond W. McDaniel, Jr.
President & Chief Executive Officer

EXECUTIVE VICE PRESIDENTS

John J. Goggins
General Counsel

Linda S. Huber
Chief Financial Officer

SENIOR VICE PRESIDENTS

Robert Fauber
Corporate Development

Jeffrey R. Hare
Corporate Planning & Treasury

Joseph (Jay) McCabe
Corporate Controller

Arthur N. Skelskie
Corporate Services

Tony Stoupas
Chief Information Officer

Lisa S. Westlake
Chief Human Resources Officer

Blair L. Worrall
Ratings Delivery & Data

VICE PRESIDENTS

Thomas Fezza
Global Tax

Salli Schwartz
Investor Relations

CHIEF RISK OFFICER

Richard Cantor

CHIEF REGULATORY & COMPLIANCE OFFICER

Michael Kanef

CORPORATE SECRETARY

Jane B. Clark

BOARD COMMITTEES

1 Audit
2 Governance & Compensation
3 International Business Development
4 MIS
* Committee Chairman

Stockholders and other stakeholders may communicate with the Board, or with a specific director or directors, by writing

c/o Corporate Secretary
Moody's Corporation
7 World Trade Center
250 Greenwich Street
New York, NY 10007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO .

COMMISSION FILE NUMBER 1-14037

MOODY'S CORPORATION

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**13-3998945**
(STATE OF INCORPORATION)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

7 World Trade Center at 250 Greenwich Street, NEW YORK, NEW YORK 10007
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
(ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 553-0300.

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	**NAME OF EACH EXCHANGE ON WHICH REGISTERED**
COMMON STOCK, PAR VALUE $.01 PER SHARE	NEW YORK STOCK EXCHANGE

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (see definition of "accelerated filer and large accelerated filer" in Exchange Act Rule 12b-2).

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of Moody's Corporation Common Stock held by nonaffiliates* on June 30, 2012 (based upon its closing transaction price on the Composite Tape on such date) was approximately $8.1 billion.

As of January 31, 2013, 223.6 million shares of Common Stock of Moody's Corporation were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for use in connection with its annual meeting of stockholders scheduled to be held on April 16, 2013, are incorporated by reference into Part III of this Form 10-K.

The Index to Exhibits is included as Part IV, Item 15(3) of this Form 10-K.

* Calculated by excluding all shares held by executive officers and directors of the Registrant without conceding that all such persons are "affiliates" of the Registrant for purposes of federal securities laws.

MOODY'S CORPORATION

INDEX TO FORM 10-K

		Page(s)
	Glossary of Terms and Abbreviations	4-8
	PART I.	
Item 1.	**BUSINESS**	**9**
	Background	9
	The Company	9
	Prospects for Growth	10-11
	Competition	11-12
	Moody's Strategy	12
	Regulation	12-13
	Intellectual Property	13
	Employees	14
	Available Information	14
	Executive Officers of the Registrant	14-15
Item 1A.	**RISK FACTORS**	**15-20**
Item 1B.	**UNRESOLVED STAFF COMMENTS**	**20**
Item 2.	**PROPERTIES**	**20**
Item 3.	**LEGAL PROCEEDINGS**	**20-22**
Item 4.	**MINE SAFETY DISCLOSURES**	**22**
	PART II.	
Item 5.	**MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**	**23**
	Moody's Purchase of Equity Securities	23
	Common Stock Information and Dividends	24
	Equity Compensation Plan Information	24-25
	Performance Graph	25
Item 6.	**SELECTED FINANCIAL DATA**	**26**
Item 7.	**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**	**27**
	The Company	27
	Critical Accounting Estimates	27-34
	Operating Segments	34-35
	Results of Operations	35-46
	Market Risk	46-47
	Liquidity and Capital Resources	47-57
	2013 Outlook	57
	Recently Issued Accounting Pronouncements	57-58
	Contingencies	58-60
	Forward-Looking Statements	60-61
Item 7A.	**QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**	**61**
Item 8.	**FINANCIAL STATEMENTS**	**62**
Item 9.	**CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**	**112**
Item 9A.	**CONTROLS AND PROCEDURES**	**112**
Item 9B.	**OTHER INFORMATION**	**112**

		Page(s)
	PART III.	
Item 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATION GOVERNANCE	113
Item 11.	EXECUTIVE COMPENSATION	113
Item 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	113
Item 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	113
Item 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	113
	PART IV.	
Item 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	114
SIGNATURES		115
INDEX TO EXHIBITS		116-119

Exhibits filed Herewith	
10.34	Fifth Amendment to the Moody's Corporation Retirement Account
10.39	Fourth Amendment to the Profit Participation Plan of Moody's Corporation
10.40	Fifth Amendment to the Profit Participation Plan of Moody's Corporation
10.42	First Amendment to the Moody's Corporation Career Transition Plan
21	SUBSIDIARIES OF THE REGISTRANT
23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – 2012 and 2011
31.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.DEF	XBRL Definitions Linkbase Document
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

GLOSSARY OF TERMS AND ABBREVIATIONS

The following terms, abbreviations and acronyms are used to identify frequently used terms in this report:

TERM	DEFINITION
ACNielsen	ACNielsen Corporation – a former affiliate of Old D&B
Adjusted Operating Income	Operating income excluding restructuring, depreciation and amortization and a goodwill impairment charge
Adjusted Operating Margin	Adjusted Operating Income divided by revenue
Analytics	Moody's Analytics – reportable segment of MCO formed in January 2008 which includes the non-rating commercial activities of MCO
AOCI	Accumulated other comprehensive income (loss); a separate component of shareholders' equity (deficit)
ASC	The FASB Accounting Standards Codification; the sole source of authoritative GAAP as of July 1, 2009 except for rules and interpretive releases of the SEC, which are also sources of authoritative GAAP for SEC registrants
ASU	The FASB Accounting Standards Updates to the ASC. It also provides background information for accounting guidance and the bases for conclusions on the changes in the ASC. ASUs are not considered authoritative until codified into the ASC
B&H	Barrie & Hibbert Limited, an acquisition completed in December 2011; part of the MA segment, a leading provider of risk management modeling tools for insurance companies worldwide
Basel II	Capital adequacy framework published in June 2004 by the Basel Committee on Banking Supervision
Basel III	A new global regulatory standard on bank capital adequacy and liquidity agreed by the members of the Basel Committee on Banking Supervision. Basel III was developed in a response to the deficiencies in financial regulation revealed by the global financial crisis. Basel III strengthens bank capital requirements and introduces new regulatory requirements on bank liquidity and bank leverage.
Board	The board of directors of the Company
Bps	Basis points
Canary Wharf Lease	Operating lease agreement entered into on February 6, 2008 for office space in London, England, occupied by the Company in the second half of 2009
CDOs	Collateralized debt obligations
CFG	Corporate finance group; an LOB of MIS
CMBS	Commercial mortgage-backed securities; part of CREF
Cognizant	Cognizant Corporation – a former affiliate of Old D&B, which comprised the IMS Health and NMR businesses
Commission	European Commission
Common Stock	The Company's common stock
Company	Moody's Corporation and its subsidiaries; MCO; Moody's
Copal	Copal Partners; an acquisition completed in November 2011; leading provider of outsourced research and analytical services to institutional investors
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CP	Commercial paper
CP Notes	Unsecured CP notes
CP Program	The Company's CP program entered into on October 3, 2007
CRAs	Credit rating agencies
CREF	Commercial real estate finance which includes REITs, commercial real estate collateralized debt obligations and CMBS; part of SFG
CSI	CSI Global Education, Inc.; an acquisition completed in November 2010; part of the MA segment; a provider of financial learning, credentials, and certification in Canada

TERM	DEFINITION
D&B Business	Old D&B's Dun & Bradstreet operating company
DBPPs	Defined benefit pension plans
DCF	Discounted cash flow; a fair value calculation methodology whereby future projected cash flows are discounted back to their present value using a discount rate
Debt/EBITDA	Ratio of Total Debt to EBITDA
Directors' Plan	The 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan
Distribution Date	September 30, 2000; the date which Old D&B separated into two publicly traded companies – Moody's Corporation and New D&B
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECAIs	External Credit Assessment Institutions
ECB	European Central Bank
EMEA	Represents countries within Europe, the Middle East and Africa
EPS	Earnings per share
ERS	The enterprise risk solutions LOB within MA (formerly RMS); which offers risk management software products as well as software implementation services and related risk management advisory engagements
ESMA	European Securities and Market Authority
ESPP	The 1999 Moody's Corporation Employee Stock Purchase Plan
ETR	Effective tax rate
EU	European Union
EUR	Euros
Eurosystem	The monetary authority of the Eurozone, the collective of European Union member states that have adopted the euro as their sole official currency. The Eurosystem consists of the European Central Bank and the central banks of the member states that belong to the Eurozon
Excess Tax Benefit	The difference between the tax benefit realized at exercise of an option or delivery of a restricted share and the tax benefit recorded at the time that the option or restricted share is expensed under GAAP
Exchange Act	The Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FIG	Financial institutions group; an LOB of MIS
Fitch	Fitch Ratings, a part of the Fitch Group
Financial Reform Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
FX	Foreign exchange
FSTC	Financial Services Training and Certifications; a reporting unit within the MA Segment that includes classroom-based training services and CSI
GAAP	U.S. Generally Accepted Accounting Principles
GBP	British pounds
G-8	The finance ministers and central bank governors of the group of eight countries consisting of Canada, France, Germany, Italy, Japan, Russia, U.S. and U.K.
G-20	The G-20 is an informal forum that promotes open and constructive discussion between industrial and emerging-market countries on key issues related to global economic stability. By contributing to the strengthening of the international financial architecture and providing opportunities for dialogue on national policies, international co-operation, and international financial institutions, the G-20 helps to support growth and development across the globe. The G-20 is comprised of: Argentina, Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Italy, Japan, Mexico, Russia, Saudi Arabia, South Africa, South Korea, Turkey, U.K., U.S. and the EU, which is represented by the rotating Council presidency and the ECB

TERM	DEFINITION
IMS Health	A spin-off of Cognizant, which provides services to the pharmaceutical and healthcare industries
Indicative Ratings	These are ratings which are provided as of a point in time, and not published or monitored. They are primarily provided to potential or current issuers to indicate what a rating may be based on business fundamentals and financial conditions as well as based on proposed financings
Intellectual Property	The Company's intellectual property, including but not limited to proprietary information, trademarks, research, software tools and applications, models and methodologies, databases, domain names, and other proprietary materials
IOSCO	International Organization of Securities Commissions
IOSCO Code	Code of Conduct Fundamentals for CRAs issued by IOSCO
IRS	Internal Revenue Service
KIS	Korea Investors Service, Inc.; a leading Korean rating agency and consolidated subsidiary of the Company
KIS Pricing	Korea Investors Service Pricing, Inc.; a Korean provider of fixed income securities pricing and consolidated subsidiary of the Company
Korea	Republic of South Korea
Legacy Tax Matter(s)	Exposures to certain potential tax liabilities assumed in connection with the 2000 Distribution
LIBOR	London Interbank Offered Rate
LOB	Line of Business
MA	Moody's Analytics – a reportable segment of MCO formed in January 2008 which includes the non-rating commercial activities of MCO
Make Whole Amount	The prepayment penalty relating to the Series 2005-1 Notes, Series 2007-1 Notes, 2010 Senior Notes and 2012 Senior Notes; a premium based on the excess, if any, of the discounted value of the remaining scheduled payments over the prepaid principal
MCO	Moody's Corporation and its subsidiaries; the Company; Moody's
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MIS	Moody's Investors Service – a reportable segment of MCO
MIS Code	Moody's Investors Service Code of Professional Conduct
Moody's	Moody's Corporation and its subsidiaries; MCO; the Company
Net Income	Earnings attributable to Moody's Corporation, which excludes the portion of net income from consolidated entities attributable to non-controlling shareholders
New D&B	The New D&B Corporation – which comprises the D&B business after September 30, 2000
NM	Not-meaningful percentage change (over 400%)
NMR	Nielsen Media Research, Inc.; a spin-off of Cognizant; a leading source of television audience measurement services
NRSRO	Nationally Recognized Statistical Rating Organization
OCI	Other comprehensive income (loss)
Old D&B	The former Dun and Bradstreet Company which distributed New D&B shares on September 30, 2000, and was renamed Moody's Corporation
Other Retirement Plans	The U.S. retirement healthcare and U.S. retirement life insurance plans
PPIF	Public, project and infrastructure finance; an LOB of MIS
Profit Participation Plan	Defined contribution profit participation plan that covers substantially all U.S. employees of the Company
PPP	Profit Participation Plan
PS	Professional Services; an LOB of MA
RD&A	Research, Data and Analytics; an LOB within MA that produces, sells and distributes research, data and related content. Includes products generated by MIS, such as analyses on major debt issuers, industry studies, and commentary on topical credit events, as well as economic research, data, quantitative risk scores, and the analytical tools that are produced within MA

TERM	DEFINITION
Redeemable Noncontrolling Interest	Represents minority shareholders' interest in entities which are controlled but not wholly-owned by Moody's and for which Moody's obligation to redeem the minority shareholders' interest is in the control of the minority shareholders
Reform Act	Credit Rating Agency Reform Act of 2006
REITs	Real estate investment trusts
Reorganization	The Company's business reorganization announced in August 2007 which resulted in two new reportable segments (MIS and MA) beginning in January 2008
Retirement Plans	Moody's funded and unfunded U.S. pension plans, the U.S. post-retirement healthcare plans and the U.S. post-retirement life insurance plans
RMBS	Residential mortgage-backed securities; part of SFG
RMS	The Risk Management Software LOB within MA which provides both economic and regulatory capital risk management software and implementation services. Now referred to as "ERS"
S&P	Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.
SEC	Securities and Exchange Commission
Securities Act	Securities Act of 1933
Series 2005-1 Notes	Principal amount of $300 million, 4.98% senior unsecured notes due in September 2015 pursuant to the 2005 Agreement
Series 2007-1 Notes	Principal amount of $300 million, 6.06% senior unsecured notes due in September 2017 pursuant to the 2007 Agreement
SFG	Structured finance group; an LOB of MIS
SG&A	Selling, general and administrative expenses
SIV	Structured Investment Vehicle
Stock Plans	The Old D&B's 1998 Key Employees' Stock Incentive Plan and the Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan
T&E	Travel and entertainment expenses
TPE	Third party evidence, as defined in the ASC, used to determine selling price based on a vendor's or any competitor's largely interchangeable products or services in standalone sales transactions to similarly situated customers
Total Debt	Current and long-term portion of debt as reflected on the consolidated balance sheets, excluding current accounts payable and accrued liabilities incurred in the ordinary course of business
U.K.	United Kingdom
U.S.	United States
USD	U.S. dollar
UTBs	Unrecognized tax benefits
UTPs	Uncertain tax positions
VSOE	Vendor specific objective evidence; evidence, as defined in the ASC, of selling price limited to either of the following: the price charged for a deliverable when it is sold separately, or for a deliverable not yet being sold separately, the price established by management having the relevant authority
WACC	Weighted average cost of capital
1998 Plan	Old D&B's 1998 Key Employees' Stock Incentive Plan
2000 Distribution	The distribution by Old D&B to its shareholders of all of the outstanding shares of New D&B common stock on September 30, 2000
2000 Distribution Agreement	Agreement governing certain ongoing relationships between the Company and New D&B after the 2000 Distribution including the sharing of any liabilities for the payment of taxes, penalties and interest resulting from unfavorable IRS determinations on certain tax matters and certain other potential tax liabilities

TERM	DEFINITION
2001 Plan	The Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan
2005 Agreement	Note purchase agreement dated September 30, 2005 relating to the Series 2005-1 Notes
2007 Agreement	Note purchase agreement dated September 7, 2007 relating to the Series 2007-1 Notes
2007 Facility	Revolving credit facility of $1 billion entered into on September 28, 2007, expiring in 2012
2007 Restructuring Plan	The Company's 2007 restructuring plan approved December 31, 2007
2008 Term Loan	Five-year $150.0 million senior unsecured term loan entered into by the Company on May 7, 2008
2009 Restructuring Plan	The Company's 2009 restructuring plan approved March 27, 2009
2010 Indenture	Supplemental indenture and related agreements dated August 19, 2010, relating to the 2010 Senior Notes
2010 Senior Notes	Principal amount of $500.0 million, 5.50% senior unsecured notes due in September 2020 pursuant to the 2010 Indenture
2012 Facility	Revolving credit facility of $1 billion entered into on April 18, 2012, expiring in 2017
2012 Indenture	Supplemental indenture and related agreements dated August 18, 2012, relating to the 2012 Senior Notes
2012 Senior Notes	Principal amount of $500 million, 4.50% senior unsecured notes due in September 2022 pursuant to the 2012 Indenture
7WTC	The Company's corporate headquarters located at 7 World Trade Center
7WTC Lease	Operating lease agreement entered into on October 20, 2006

PART I

ITEM 1. BUSINESS

BACKGROUND

As used in this report, except where the context indicates otherwise, the terms "Moody's" or the "Company" refer to Moody's Corporation, a Delaware corporation, and its subsidiaries. The Company's executive offices are located at 7 World Trade Center at 250 Greenwich Street, New York, NY 10007 and its telephone number is (212) 553-0300. Prior to September 30, 2000, the Company operated as part of The Dun & Bradstreet Corporation.

THE COMPANY

Moody's is a provider of (i) credit ratings, (ii) credit, capital markets and economic related research, data and analytical tools, (iii) software solutions and related risk management services, (iv) quantitative credit risk measures, financial services training and certification services and (v) outsourced research and analytical services to institutional customers. Moody's reports in two reportable segments: MIS and MA. The MIS segment consists of all credit rating activity. All of Moody's other non-rating commercial activities are included within the MA segment. Financial information and operating results of these segments, including revenue, expenses, operating income and total assets, are included in Part II, Item 8. Financial Statements of this annual report, and are herein incorporated by reference.

MIS, the credit rating agency, publishes credit ratings on a wide range of debt obligations and the entities that issue such obligations in markets worldwide, including various corporate and governmental obligations, structured finance securities and commercial paper programs. Revenue is derived from the originators and issuers of such transactions who use MIS ratings to support the distribution of their debt issues to investors. MIS provides ratings in more than 110 countries. Ratings are disseminated via press releases to the public through a variety of print and electronic media, including the Internet and real-time information systems widely used by securities traders and investors. As of December 31, 2012, MIS had ratings relationships with approximately 10,000 corporate issuers and approximately 22,000 public finance issuers. Additionally, the Company has rated and currently monitors ratings on approximately 82,000 structured finance obligations (representing approximately 13,000 transactions). The aforementioned amounts relating to the number of issuers and transactions represent issuers or transactions that had an active rating at any point during the year ended December 31, 2012.

The MA segment develops a wide range of products and services that support financial analysis and risk management activities of institutional participants in global financial markets. Within its Research, Data and Analytics business, MA distributes research and data developed by MIS as part of its ratings process, including in-depth research on major debt issuers, industry studies, commentary on topical credit related events and also provides economic research and credit data and analytical tools such as quantitative credit risk scores. Within its Enterprise Risk Solutions business (formerly referred to as Risk Management Solutions), MA provides software solutions as well as related risk management services. Within its Professional Services business it provides outsourced research and analytical services along with financial training and certification programs. MA customers represent more than 4,100 institutions worldwide operating in approximately 115 countries. During 2012 Moody's research web site was accessed by over 235,000 individuals including 30,000 client users.

The Company operated as part of "Old D&B" until September 30, 2000, when Old D&B separated into two publicly traded companies – Moody's Corporation and New D&B. At that time, Old D&B distributed to its shareholders shares of New D&B stock. New D&B comprised the business of Old D&B's Dun & Bradstreet operating company. The remaining business of Old D&B consisted solely of the business of providing ratings and related research and credit risk management services and was renamed Moody's Corporation. For purposes of governing certain ongoing relationships between the Company and New D&B after the 2000 Distribution and to provide for an orderly transition, the Company and New D&B entered into various agreements including a distribution agreement, tax allocation agreement and employee benefits agreement.

PROSPECTS FOR GROWTH

Over recent decades, global fixed-income markets have grown significantly both in terms of the amount and the types of securities or other obligations outstanding. Beginning in mid-2007, there was a severe market disruption and a global decline in issuance activity for some significant asset classes. Despite the market disruption and subsequent weak economic performance and recoveries in the advanced economies, Moody's believes that the overall long-term outlook remains favorable for continued global growth of fixed-income markets including the market for related financial information such as credit opinions, data, analytics and related services.

Moody's growth is influenced by a number of trends that impact financial information markets including:

- Health of the world's major economies;
- Debt capital markets activity;
- Disintermediation of credit markets;
- Fiscal and monetary policy of governments;
- Changing regulatory requirements; and
- Business investment spending

Since the global financial crisis began in mid-2007, there has been slow progress in remediating structural issues and the economic recoveries from the 2008 – 2009 recession in the advanced economies has been weak. Adverse headwinds impacting the pace of global trade growth and volatile capital market flows have caused economic activity to slow across both advanced and emerging economies. However, gradual strengthening in global economic growth is expected to occur over the coming years as the U.S. economy continues to improve and the Euro crisis is managed.

Moody's is well positioned to benefit from a long-term recovery in global credit market activity and a more informed use of credit ratings, research and related analytical products in an environment of renewed attention to risk analysis and risk management. Moody's expects that these developments will support continued long-term demand for high-quality, independent credit opinions, research, data and risk management tools and services. An expectation of recovery-driven growth in capital market activity, supported by initiatives to increase market share, leverage pricing opportunities, capture disintermediation activity in developed and developing markets and develop additional data, research and rating products, represent key growth drivers for Moody's.

Growth in global fixed income markets in a given year is dependent on many macroeconomic and capital market factors including interest rates, business investment spending, corporate refunding needs, merger and acquisition activity and consumer borrowing and securitization. Rating fees paid by debt issuers account for most of the revenue of MIS. Therefore, a substantial portion of MIS's revenue is dependent upon the dollar-equivalent volume and number of ratable debt securities issued in the global capital markets. MIS's results can be affected by factors such as the performance and the prospects for growth of the major world economies, the fiscal and monetary policies pursued by their governments and the decisions of issuers to request MIS ratings to aid investors in their investment decision process. However, annual fee arrangements with frequent debt issuers, annual debt monitoring fees and annual fees from commercial paper and medium-term note programs, bank and insurance company financial strength ratings, mutual fund ratings, and other areas partially mitigate MIS's dependence on the volume or number of new debt securities issued in the global capital markets. Furthermore, the strong growth trend seen in the issuance of structured finance securities from the mid-1990's reversed dramatically in 2008 due to market turmoil, with continued declines seen in 2009 and 2010, then stabilization in 2011. In 2012, Moody's has seen revenue growth from this market. Despite significant declines from peak market levels, Moody's believes that structured finance securities will continue to play a role in global credit markets and will provide opportunities for longer term revenue growth. Moody's will continue to monitor this market and adapt to meet the changing needs of its participants.

Longer term growth in global fixed-income markets is also attributable to a number of forces and trends such as advances in information technology and disintermediation of financial systems. The pace of change in technology and communication over the past two decades makes information about investment alternatives widely available throughout the world and facilitates issuers' ability to place securities outside their national markets and investors' capacity to obtain information about securities issued outside their national markets. Technology also allows issuers and investors the ability to more readily obtain information about new financing techniques and new types of securities that they may wish to purchase or sell, which in the absence of the appropriate technology may not be easily obtainable. This availability of information promotes the ongoing integration and expansion of financial markets worldwide giving issuers and investors access to a wider range of developed capital markets and a number of new capital markets. As technology provides for wider access to worldwide markets, it also results in a greater need for credible, globally comparable opinions about credit risk, data, analytics and related services. Additionally, information technology also provides opportunities to further build a global platform to support Moody's continued expansion in developing markets.

An ongoing trend in the world's capital markets is the disintermediation of financial systems. Issuers increasingly raise capital in the global public capital markets, in addition to, or in substitution for, traditional financial intermediaries. Moreover, financial intermediaries have sold assets in the global public capital markets, in addition to, or instead of, retaining those assets. Recent credit market disruptions which began in mid-2007 initially slowed the trend of disintermediation globally, but Moody's believes that debt capital markets offer advantages in capacity and efficiency compared to the traditional banking systems. In fact, disintermediation has accelerated in some markets over the past year because of the low interest rate environment and ongoing bank deleveraging, which has encouraged a number of corporations and other entities to seek alternative funding in bond markets, while in key emerging markets strong economic growth is out pacing their internal banking system capacity. Thus, disintermediation is expected to accelerate in the longer-term, with Moody's continuing to target investment and resources to growing international markets where disintermediation and bond issuance should remain more robust.

In response to the credit market disruptions, ongoing volatility in the global capital markets and to address a wide range of new regulatory requirements, financial institutions are investing in people, processes and systems to enhance risk management and compliance functions. Regulations such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, Basel II, Basel III, Solvency II and others may stimulate demand for MA products. Financial institutions are also investing in advanced qualitative and quantitative tools and services to support their management of complex balance sheets and diverse portfolios. MA offers a suite of risk management products and services to address these needs, including but not limited to risk management software, economic analysis, training and professional services.

Legislative bodies and regulators in the U.S., Europe and selective other jurisdictions continue to conduct regulatory reviews of CRAs, which may result in, for example, an increased number of competitors, changes to the business model or restrictions on certain business activities of MIS, or increased costs of doing business for MIS. Therefore, in order to broaden the potential for expansion of non-ratings services, Moody's reorganized in January 2008 into two distinct businesses: MIS, consisting solely of the ratings business, and MA. MA conducts all non-ratings activities including the sale of credit research produced by MIS and the production and sale of other economic and credit-related products and services. The reorganization broadens the opportunities for expansion by MA into activities which may have otherwise been restricted for MIS, due to the potential for conflicts of interest with the ratings business. At present, Moody's is unable to assess the nature and effect that any regulatory changes may have on future growth opportunities.

Moody's operations are subject to various risks, as more fully described in Part I, Item 1A "Risk Factors," inherent in conducting business internationally. Such risks include currency fluctuations and possible nationalization, expropriation, exchange and price controls, changes in the availability of data from public sector sources, limits on providing information across borders and other restrictive governmental actions. Management believes that the risks of nationalization or expropriation are reduced because the Company's basic service is the creation and dissemination of information, rather than the production of products that require manufacturing facilities or the use of natural resources. However, the formation of, for example, a new government-sponsored regional or global rating agency would pose a risk to MIS's growth prospects. Management believes that this risk, compared to other regulatory changes under consideration for the credit rating industry, is relatively low because of the likelihood that substantial investments over a sustained period would be required, with uncertainty about the likelihood of financial success for the entity.

COMPETITION

The MIS business competes with other CRAs and with investment banks and brokerage firms that offer credit opinions and research. Many users of MIS's ratings also have in-house credit research capabilities. MIS's largest competitor in the global credit rating business is Standard & Poor's Ratings Services (S&P), a division of The McGraw-Hill Companies, Inc. There are some rating markets, based on industry, geography and/or instrument type, in which Moody's has made investments and obtained market positions superior to S&P, while in other markets, the reverse is true.

In addition to S&P, MIS's competitors include Fitch Ratings, Dominion Bond Rating Service Ltd., A.M. Best Company Inc., Japan Credit Rating Agency Ltd., Kroll Bond Rating Agency Inc., Morningstar Inc. and Egan-Jones Ratings Company. In Europe, examples of competitors include Euler Hermes Rating, Feri EuroRating, Creditreform Rating, PSR Rating, ICAP Group and Companhia Portuguesa de Rating. There are additional competitors in other regions and countries, for example, in China where Moody's operates through a joint venture. These competitors include China Lianhe Credit Rating Co Ltd., Shanghai Brilliance Credit Rating & Investors Service Co Ltd., Dagong Global Credit Rating Co Ltd. and Pengyuan Credit Rating Co Ltd.

MA competes broadly in the financial information industry against diversified competitors such as Thomson Reuters, Bloomberg, S&P Capital IQ, Fitch Solutions, Dun & Bradstreet, IBM, Wolters Kluwer, Sungard, SAS, Fiserv, MSCI and Markit Group among others. MA's main competitors within RD&A include S&P Capital IQ, CreditSights, Thomson Reuters, Intex, IHS Global Insight, BlackRock Solutions, FactSet and other smaller boutique providers of fixed income analytics, valuations, economic data and research. In ERS, MA faces competition from both large software providers such as IBM Algorithmics, SunGard, SAS, Oracle, Turaz, Oliver Wyman, Verisk and various other smaller vendors and in-house solutions. Within PS, MA competes with Omega Performance, DC Gardner, and a host of financial training and education boutiques, and with Evalueserve, CRISIL Global Research & Analytics, and other providers of outsourced research and consulting services.

MOODY'S STRATEGY

Moody's corporate strategy is to be the world's most respected authority servicing financial risk-sensitive markets. The key aspects to implement this strategy are to:

- Defend and enhance the core ratings and research business of MIS
- Build MA's position as a leading provider of risk management solutions to financial institutions
- Invest in strategic growth opportunities

Moody's will make investments to defend and enhance its core businesses in an attempt to position the Company to fully capture market opportunities resulting from global debt capital market expansion and increased business investment spending. Moody's will also make strategic investments to achieve scale in attractive financial information markets, move into attractive product and service adjacencies where the Company can leverage its brand, extend its thought leadership and expand its geographic presence in high growth emerging markets.

To broaden the Company's potential, MA provides a wide range of products and services capabilities to enable financial institutions to better manage risk. As such, MA adds to the Company's value proposition in three ways. First, MA's subscription businesses provide a significant base of recurring revenue to offset cyclicality in ratings issuance volumes that can introduce volatility to MIS revenues. Second, MA products and services, such as financial training and advisory services on risk management best practices, provide opportunities for entry into emerging markets before debt capital markets fully develop and present growth opportunities for the ratings business. Finally, MA's integrated risk management software platform embeds Moody's solutions deep into the technology infrastructure of banks and insurance companies worldwide.

Moody's invests in initiatives to implement the Company's strategy, including internally-led organic development and targeted acquisitions. Example initiatives include:

- enhancements to ratings quality and product extensions
- investments that extend ownership and participation in JVs and strategic alliances
- headcount growth to meet customer demand for new products and services
- Selective, bolt-on acquisitions that accelerate the ability to grow Moody's businesses
- Expansion in emerging markets

REGULATION

MIS and many of the securities that it rates are subject to extensive regulation in both the U.S. and in other countries (including by state and local authorities). Thus, existing and proposed laws and regulations can impact the Company's operations and the markets for securities that it rates. Additional laws and regulations have been adopted but not yet implemented or have been proposed or are being considered. Each of the existing, adopted, proposed and potential laws and regulations can increase the costs and legal risk associated with the issuance of credit ratings and may negatively impact Moody's operations or profitability, the Company's ability to compete, or result in changes in the demand for credit ratings, in the manner in which ratings are utilized and in the manner in which Moody's operates.

In the EU, in 2009, the European Parliament passed a new regulation ("CRA1") that establishes an oversight regime for the CRA industry in the European Union. The framework for the EU regulation requires the registration, formal regulation and periodic inspection of CRAs operating in the EU. The EU Regulation also sets out specific requirements for the use of ratings that are produced outside of the EU and are used for regulatory purposes in the EU. Among these is a requirement for the relevant competent authority in the EU and the competent authority of the non-EU jurisdiction where that rating has been produced to enter into a cooperation agreement containing provisions related to the exchange of information and the coordination of supervisory activities. CRA1 became fully effective in September 2010. MIS applied for registration in August 2010 and was granted registration in October 2011. In addition, through a new regulatory instrument (CRA2), the European Securities and Markets Authority was established in January 2011 and has had direct supervisory responsibility for the registered CRA industry in the EU since July 2011.

Finally, in November 2011, the European Commission issued proposed amendments to its existing regulations (generally referred to as CRA3). After a year of dialogue among political institutions, regulatory authorities and market participants, the European Parliament voted on and adopted CRA3 in January 2013. A few additional steps remain in the legislative process before CRA3 is finalized. It is expected that CRA3 will become effective in the second half of 2013. As adopted, the revised regulations, among other things, would:

- impose various additional procedural requirements with respect to ratings of sovereign issuers;
- require member states to adopt laws imposing liability on CRAs for an intentional or grossly negligent failure to abide by the applicable regulations;
- impose mandatory rotation requirements on CRAs hired by issuers of securities for ratings of resecuritizations, which may limit the number of years a CRA can issue ratings for such securities of a particular issuer;
- impose restrictions on CRAs or their shareholders if certain ownership thresholds are crossed; and
- impose additional procedural and substantive requirements on the pricing of services.

Certain of the provisions of CRA3 will be subject to ESMA rule-making and it is expected that process will happen within the year. Most of CRA3, however, will become effective 20 days after the text's official publication.

In December 2012, the Staff of the SEC's Trading and Markets Division published a "Report to Congress on Assigned Credit Ratings." The delivery of this report, commonly referred to as the Franken Amendment Study, discharged one of the SEC's obligations under the Financial Reform Act regarding the CRA industry. In the report, the SEC Staff identified several potential courses of action without endorsing any of them and noted that any changes through SEC rulemaking would require additional study of relevant information. In this respect, the SEC recommended that a roundtable be convened so that proponents and critics of the various options could discuss the report and its findings. The timing regarding this roundtable and the remainder of the SEC's rulemaking under the Financial Reform Act remains uncertain. Other legislation and regulation relating to credit rating and research services is being considered by local, national and multinational bodies and this type of activity is likely to continue in the future. In addition, in certain countries, governments may provide financial or other support to locally-based rating agencies. For example, governments may from time to time establish official rating agencies or credit ratings criteria or procedures for evaluating local issuers. If enacted, any such legislation and regulation could change the competitive landscape in which MIS operates. The legal status of rating agencies has been addressed by courts in various decisions and is likely to be considered and addressed in legal proceedings from time to time in the future. Management of the Company cannot predict whether these or any other proposals will be enacted, the outcome of any pending or possible future legal proceedings, or regulatory or legislative actions, or the ultimate impact of any such matters on the competitive position, financial position or results of operations of Moody's.

INTELLECTUAL PROPERTY

Moody's and its affiliates own and control a variety of intellectual property, including but not limited to proprietary information, trademarks, research, software tools and applications, models and methodologies, databases, domain names, and other proprietary materials that, in the aggregate, are of material importance to Moody's business. Management of Moody's believes that each of the trademarks and related corporate names, marks and logos containing the term "Moody's" are of material importance to the Company.

The Company, primarily through MA, licenses certain of its databases, software applications, credit risk models, training courses in credit risk and capital markets, research and other publications and services that contain Intellectual Property to its customers. These licenses are provided pursuant to standard fee-bearing agreements containing customary restrictions and intellectual property protections.

In addition, Moody's licenses certain technology and other intellectual property rights owned and controlled by others. Specifically, Moody's licenses financial information (such as market and index data, financial statement data, third party research, default data, and security identifiers) as well as software development tools and libraries. The Company obtains such technology and intellectual property rights from generally available commercial sources. Most of such technology and intellectual property is available from a variety of sources. Although certain financial information (particularly security identifiers and certain pricing or index data) is available only from a limited number of sources, Moody's does not believe it is dependent on any one data source for a material aspect of its business.

The Company considers its Intellectual Property to be proprietary, and Moody's relies on a combination of copyright, trademark, trade secret, patent, non-disclosure and other contractual safeguards for protection. Moody's also pursues instances of third-party infringement of its Intellectual Property in order to protect the Company's rights. The Company owns a single, non-material patent. None of the Intellectual Property is subject to a specific expiration date, except to the extent that the copyright in items that the Company authors (such as credit reports, research, and other written opinions) expires pursuant to relevant law, currently 95 years from first publication in the US; and the single patent that Moody's owns expires in 2028.

The names of Moody's products and services referred to herein are trademarks, service marks or registered trademarks or service marks owned by or licensed to Moody's or one or more of its subsidiaries.

EMPLOYEES

As of December 31, 2012 the number of full-time equivalent employees of Moody's was approximately 6,800.

AVAILABLE INFORMATION

Moody's investor relations Internet website is http://ir.moodys.com/. Under the "SEC Filings" tab at this website, the Company makes available free of charge its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after they are filed with, or furnished to, the SEC.

The SEC maintains an internet site that contains annual, quarterly and current reports, proxy and other information statements that the Company files electronically with the SEC. The SEC's internet site is http://www.sec.gov/.

EXECUTIVE OFFICERS OF THE REGISTRANT

NAME, AGE AND POSITION	BIOGRAPHICAL DATA
Mark E. Almeida, 53 *President—Moody's Analytics*	Mr. Almeida has served as President of Moody's Analytics since January 2008. Prior to this position, Mr. Almeida was Senior Vice President of Moody's Corporation from August 2007 to January 2008, Senior Managing Director of the Investor Services Group (ISG) at Moody's Investors Service, Inc. from December 2004 to January 2008 and was Group Managing Director of ISG from June 2000 to December 2004. Mr. Almeida joined Moody's Investors Service, Inc. in April 1988 and has held a variety of positions with the company in both the U.S. and overseas.
Richard Cantor, 55 *Chief Risk Officer*	Mr. Cantor has served as Chief Risk Officer of Moody's Corporation since December 2008 and as Chief Credit Officer of Moody's Investors Service, Inc. since November 2008. From July 2008 to November 2008, Mr. Cantor served as Acting Chief Credit Officer. Prior thereto, Mr. Cantor was Managing Director of Moody's Credit Policy Research Group from June 2001 to July 2008, after serving as Senior Vice President in the Financial Guarantors Rating Group. Mr. Cantor joined Moody's in 1997 from the Federal Reserve Bank of New York, where he served as Assistant Vice President in the Research Group and was Staff Director at the Discount Window. Prior to the Federal Reserve, Mr. Cantor taught Economics at UCLA and Ohio State and has taught on an adjunct basis at the business schools of Columbia University and New York University.
Robert Fauber, 42 *Senior Vice President—Corporate Development*	Mr. Fauber has served as Senior Vice President—Corporate Development of Moody's Corporation since April 2009 and Head of the MIS Commercial Group since January 2013. Mr. Fauber served as Vice President-Corporate Development from September 2005 to April 2009. Prior to joining Moody's, Mr. Fauber served in several roles at Citigroup from 1999 to 2005, including most recently, Director of Planning and Business Development for Citigroup's Alternative Investments division. Prior to that, Mr. Fauber worked as a Director in Corporate Strategy & Business Development for Citigroup and a Vice President and Associate in the Financial Sponsor and Telecom investment banking groups at the firm's Salomon Smith Barney subsidiary. From 1992-1996, Mr. Fauber worked at NationsBank (now Bank of America), working in the middle market commercial banking group and also ran the firm's Global Finance college recruiting program in 1997.
John J. Goggins, 52 *Executive Vice President and General Counsel*	Mr. Goggins has served as the Company's Executive Vice President and General Counsel since April 2011 and the Company's Senior Vice President and General Counsel from October 2000 until April 2011. Mr. Goggins joined Moody's Investors Service, Inc. in February 1999 as Vice President and Associate General Counsel. Prior thereto, he served as counsel at Dow Jones & Company from 1995 to 1999, where he was responsible for securities, acquisitions and general corporate matters. Prior to Dow Jones, he was an associate at Cadwalader, Wickersham & Taft from 1985 to 1995, where he specialized in mergers and acquisitions.
Linda S. Huber, 54 *Executive Vice President and Chief Financial Officer*	Ms. Huber has served as the Company's Executive Vice President and Chief Financial Officer since May 2005. Prior thereto, she served as Executive Vice President and Chief Financial Officer at U.S. Trust Company, a subsidiary of Charles Schwab & Company, Inc., from 2003 to 2005. Prior to U.S. Trust, she was Managing Director at Freeman & Co. from 1998 through 2002. She served PepsiCo as Vice President of Corporate Strategy and Development from 1997 until 1998 and as Vice President and Assistant Treasurer from 1994 until 1997. She served as Vice President in the Energy Investment Banking Group at Bankers Trust Company from 1991 until 1994 and as an Associate in the Energy Group at First Boston Corporation from 1986 through 1990. She also held the rank of Captain in the U.S. Army where she served from 1980 to 1984.

Michel Madelain, 57
President and Chief Operating Officer—Moody's Investors Service

Mr. Madelain has served as President of Moody's Investors Service Inc. since November 2010 and as Chief Operating Officer since May 2008. Prior to this, Mr. Madelain served as Executive Vice President, Fundamental Ratings from September 2007 to May 2008, with responsibility for all Global Fundamental Ratings, including Corporate Finance, Financial Institutions, Public Finance and Infrastructure Finance. He managed the Financial Institutions group from March 2007 until September 2007. Mr. Madelain served as Group Managing Director, EMEA Corporate Ratings from November 2000 to March 2007 and prior thereto held several Managing Director positions in the U.S. and U.K. Fundamental Rating Groups. Prior to joining Moody's in 1994, Mr. Madelain served as a Partner of Ernst & Young, Auditing Practice. Mr. Madelain is qualified as a Chartered Accountant in France.

Joseph (Jay) McCabe, 62
Senior Vice President—Corporate Controller

Mr. McCabe has served as the Company's Senior Vice President—Corporate Controller since December 2005. Mr. McCabe joined Moody's in July 2004 as Vice President and Corporate Controller. Before joining the Company, he served as Vice President—Corporate Controller at PPL Corporation, an energy and utility holding company, from 1994 to 2003. Prior to PPL Corporation, he served Deloitte & Touche as Partner from 1984 to 1993 and as a member of the firm's audit practice from 1973 to 1984.

Raymond W. McDaniel, Jr., 55
President and Chief Executive Officer

Mr. McDaniel has served as the President and Chief Executive Officer of the Company since April 2012, and served as the Chairman and Chief Executive Officer from April 2005 until April 2012. He currently serves on the MIS and International Business Development Committees of the Board of Directors. Mr. McDaniel served as the Company's President from October 2004 until April 2005 and the Company's Chief Operating Officer from January 2004 until April 2005. He has served as Chairman and Chief Executive Officer of Moody's Investors Service, Inc., a subsidiary of the Company, since October 2007 and held the additional title of President from November 2001 to August 2007 and December 2008 to November 2010. Mr. McDaniel served as the Company's Executive Vice President from April 2003 to January 2004, and as Senior Vice President, Global Ratings and Research from November 2000 until April 2003. He served as Senior Managing Director, Global Ratings and Research, of Moody's Investors Service from November 2000 until November 2001 and as Managing Director, International from 1996 to November 2000. Mr. McDaniel currently is a Director of John Wiley & Sons, Inc.

Lisa S. Westlake, 51
Senior Vice President and Chief Human Resource Officer

Ms. Westlake has served as the Company's Senior Vice President and Chief Human Resources Officer since November 2008. Prior to this position, Ms. Westlake served as Vice President—Investor Relations from December 2006 to November 2008 and Managing Director—Finance from September 2004 to December 2006. Prior to joining the Company, Ms. Westlake was a senior consultant with the Schiff Consulting Group from 2003 to 2004. From 1996 to 2003 Ms. Westlake worked at American Express Company where she held several different positions such as Vice President and Chief Financial Officer for the OPEN Small Business Network, Vice President and Chief Financial Officer for Establishment Services and Vice President and Chief Financial Officer for Relationship Services. From 1989 to 1995 Ms. Westlake held a range of financial management positions at Dun & Bradstreet Corporation and its subsidiary at the time, IMS International. From 1984 to 1987 Ms. Westlake served at Lehman Brothers in both the investment banking and municipal trading areas.

Blair L. Worrall, 56
Senior Vice President – Ratings Delivery and Data

Mr. Worrall was appointed Senior Vice President – Ratings Delivery and Data in February 2013. Prior to this position, he served as Senior Vice President – Internal Audit from April 2011 to February 2013 and as Vice President – Internal Audit from September 2007 to April 2011. He served as the Controller for Moody's Investors Service from November 2004 until September 2007. Prior to joining the Company, Mr. Worrall was Vice President, Accounting for RCN Corporation from 2002 to 2004 and held various finance positions at Dow Jones & Company, Inc. from 1979 to 2001.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this annual report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems minor or insignificant also may impair its business operations. If any of the following risks occur, Moody's business, financial conditions, operating results and cash flows could be materially and adversely affected. These risk factors should be read in conjunction with the other information in this Form 10-K.

U.S. Laws and Regulations Affecting the Credit Rating Industry are Rapidly Evolving and May Negatively Impact the Nature and Economics of the Company's Business

Moody's operates in a highly regulated industry and is subject to extensive regulation by federal, state and local authorities in the U.S. These regulations are complex, rapidly evolving and have tended to become more stringent over time. Some of the more prominent developments are discussed below or under the section entitled "Regulation" in Part 1, Item 1 of this Form 10-K. These new laws and regulations may cause or result in:

- increased competition in the credit rating business;
- alternatives to credit ratings;
- restrictions on the use of information in the development or maintenance of credit ratings;
- increased regulatory oversight of the credit markets and credit rating agency operations;
- limits on the number of years a credit rating agency can rate the securities of a particular issuer; or
- changes in the pricing of credit ratings.

Two key pieces of legislation affecting these changes are the Reform Act and the Financial Reform Act. Under the Reform Act, which seeks to encourage increased competition among rating agencies, the SEC has direct jurisdiction over credit rating agencies that seek NRSRO status and has the authority to inspect their operations. The Financial Reform Act authorizes the adoption of enhanced oversight standards for credit rating agencies, and also provides for new pleading standards and enhanced liability. As a result, credit rating agencies may be subject to a greater number of legal proceedings claiming liability for losses suffered by investors on rated securities and may increase the aggregate legal defense costs incurred by Moody's.

These new laws and regulations, and any future rulemaking, could result in reduced demand for credit ratings and increased costs, which Moody's may be unable to pass through to customers. In addition, there may be greater uncertainty over the scope, interpretation and administration of new laws and regulations. As new laws and regulations are adopted, the Company may be required to incur significant expenses in order to ensure compliance and mitigate the risk of fines, penalties or other sanctions. Legal proceedings could become increasingly lengthy and there may be increased uncertainty over and exposure to liability. Given the comparatively recent adoption and the number of additional reforms proposed, it is difficult to accurately assess the future impact of these new and proposed legislative and regulatory requirements on Moody's business and its customers' businesses. These developments may affect MIS's communications with issuers as part of the rating assignment process, alter the manner in which MIS's ratings are developed, assigned and communicated, affect the manner in which MIS or its customers or users of credit ratings operate, impact the demand for MIS's ratings and alter the economics of the credit ratings business, including by restricting or mandating business models for rating agencies. Further, speculation concerning the impact of legislative and regulatory initiatives and the increased uncertainty over potential liability and adverse legal or judicial determinations may affect Moody's stock price. Although these recent and pending legislative and regulatory initiatives apply to rating agencies and credit markets generally, they may affect Moody's in a disproportionate manner. Each of these developments increase the costs and legal risk associated with the issuance of credit ratings and may have a material adverse effect on Moody's operations, profitability, competitiveness, demand for credit ratings and the manner in which such ratings are utilized.

Financial Reforms Outside the U.S. Affecting the Credit Rating Industry May Negatively Impact the Nature and Economics of the Company's Business

In addition to the extensive and evolving U.S. laws and regulations governing the industry, foreign jurisdictions have taken measures to increase regulation of rating agencies and the markets for ratings. In particular, the EU has been active in adopting a new regulatory framework for rating agencies operating in the EU, and has sought to introduce a common EU regulatory approach to oversight of credit rating agencies. The EU has established conditions for the issuance of credit ratings, rules on the organization and conduct of credit rating agencies—including restrictions on certain activities deemed to create a conflict of interest—and special requirements for the rating of structured finance instruments. ESMA, which became fully operational in July 2011, now has direct supervisory authority for credit rating agencies in the EU.

In January 2013, the European Parliament adopted amendments to its existing CRA regulations (generally referred to as CRA3). A few additional steps remain in the legislative process before CRA3 is finalized. It is expected that CRA3 will become effective in the second half of 2013. As adopted, the revised regulations, among other things, would: (i) impose various additional procedural requirements with respect to ratings of sovereign issuers; (ii) require member states to adopt laws imposing liability on CRAs for an intentional or grossly negligent failure to abide by the applicable regulations; (iii) impose mandatory rotation requirements on CRAs hired by issuers of securities for ratings on resecuritizations, which may limit the number of years a CRA can issue ratings for such securities of a particular issuer; (iv) impose restrictions on credit rating agencies or their shareholders if certain ownership thresholds are crossed; and (v) impose additional procedural and substantive requirements on the pricing of services.

EU financial reforms could have a significant negative effect on Moody's operations and profitability, ability to compete or the markets for its products and services, including in ways that Moody's presently is unable to predict. In particular, exposure to increased liability under future EU regulation may further increase costs and legal risks associated with the issuance of credit ratings and materially and adversely impact Moody's results of operations. In addition, compliance with the amended EU regulations may increase costs of operations.

Further, Moody's believes there is still potential for additional rulemaking by the EU and other jurisdictions that can significantly impact operations or the markets for Moody's products and services, such as regulations affecting the need for debt securities to be rated, establishment of criteria for credit ratings or limiting the entities authorized to provide credit ratings. Moody's cannot predict the extent of such future laws and regulations, however, the effect that they have on Moody's business or the potential for increased exposure to liability could be significant. Financial reforms in the EU and other foreign jurisdictions may have a material adverse effect on the Moody's business, operating results and financial conditions.

Exposure to Litigation Related to Moody's Rating Opinions

Moody's faces exposure to litigation related to its ratings actions, as well as other business practices. As a result of difficult economic times and turbulent markets over the last several years, the market value of credit-dependent instruments has declined and defaults have increased. This has led to a significant increase in the number of legal proceedings that Moody's is facing, including class actions and other litigation, government investigations and inquiries concerning events in the U.S. subprime residential mortgage sector and the credit markets more broadly over the last several years. Legal proceedings impose additional expenses on the company and require the attention of senior management to an extent that may significantly reduce their ability to devote time addressing other business issues. Risks relating to legal proceedings may be heightened in foreign jurisdictions that lack the legal protections or liability standards comparable to those that exist in the U.S. In addition, new laws and regulations have been and may continue to be enacted that establish lower liability standards, shift the burden of proof or relax pleading requirements, thereby increasing the risk of successful litigations in the U.S. and in foreign jurisdictions. These litigation risks are often difficult to assess or quantify. Moody's may not have adequate insurance or reserves to cover these risks, and their existence and magnitude often remains unknown for substantial periods of time. Furthermore, to the extent that Moody's is unable to achieve dismissals from the various litigation at an early stage and matters proceed to trial, as are two SIV related litigations filed against the subsidiaries of Moody's in the Southern District of New York, the aggregate legal defense costs incurred by Moody's increase substantially, as does the risk of an adverse outcome. See "Contingencies" for more information regarding ongoing investigations and civil litigation that we currently face. Due to the number of these proceedings and significant amount of damages sought, there is a risk that Moody's will be subject to judgments, settlements, fines, penalties or other adverse results that could have a material adverse effect on its business, operating results and financial condition.

Legal, Economic and Regulatory Risks of Operating in Foreign Jurisdictions

Moody's conducts operations in various countries outside the U.S. and derives a significant portion of its revenue from foreign sources. Changes in the economic condition of the various foreign economies in which the Company operates may have an impact on business. For example, economic uncertainty in the Eurozone or in Southeast Asia could affect the number of securities offerings undertaken within those particular areas. In addition, operations abroad expose Moody's to a number of legal, economic and regulatory risks such as:

- restrictions on the ability to convert local currency into U.S. dollars;
- exposure to exchange rate movements between foreign currencies and the U.S. dollar;
- the costs of repatriating cash held by entities outside the U.S.;
- U.S. laws affecting overseas operations including domestic and foreign export and import restrictions, tariffs and other trade barriers;
- different legal or civil liability standards;
- uncertain and evolving laws and regulations applicable to the financial services industries;
- economic, political and geopolitical market conditions;
- the possibility of nationalization, expropriation, price controls and other restrictive governmental actions;
- competition with local rating agencies that have greater familiarity, longer operating histories and/or support from local governments or other institutions;
- longer payment cycles and possible problems in collecting receivables; and
- potentially adverse tax consequences.

Additionally, Moody's is subject to complex U.S. and foreign laws and regulations, such as the Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-bribery and anti-corruption laws. Although the Company has implemented internal controls, policies and procedures and employee training and compliance programs to deter prohibited practices, such policies and procedures may not be effective in preventing employees, contractors or agents from violating or circumventing such policies and the law. Any determination that the Company has violated anti-bribery or anti-corruption laws could have a material adverse effect on Moody's financial conditions. Compliance with international and U.S. laws and regulations that apply to the Company's international operations increases the cost of doing business in foreign jurisdictions. Violations of such laws and regulations may result in fines and penalties, criminal sanctions, administrative remedies, restrictions on business conduct and could have a material adverse effect on Moody's reputation, its ability to attract and retain employees, its business, operating results and financial conditions.

Moody's Operations and Infrastructure may Malfunction or Fail

Moody's ability to conduct business may be materially and adversely impacted by a disruption in the infrastructure that supports its businesses and the communities in which Moody's is located, including its headquarters in New York City and offices in major cities worldwide. This may include a disruption involving physical or technological infrastructure used by the Company or third parties with or through whom Moody's conducts business, whether due to human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism, acts of terrorism or war or otherwise. Moody's efforts to secure and plan for potential disruptions of major operating systems may not be successful. The Company, in a number of instances, relies on third party providers to provide essential services. While the Company believes that such third parties are reliable, the Company has less control over the performance of such providers. The Company also does not have fully redundant systems for most of its smaller office locations and low-risk systems, and its disaster recovery plan does not include restoration of non-essential services. If a disruption occurs in one of Moody's locations or systems and its personnel in those locations or those who rely on such systems are unable to utilize other systems or communicate with or travel to other locations, their ability to service and interact with Moody's clients and customers may suffer. A disruption to Moody's operations or infrastructure may have a material adverse effect on its business, results of operations and financial conditions.

Risks Related to Cybersecurity and Protection of Confidential Information

Moody's prominence in the global marketplace makes it more likely that the Company will be targeted for cyber-attacks and other cybersecurity risks. In particular, the Company may be targeted in response to its ratings of sovereign debt. The Company's operations rely on the secure processing, storage and transmission of confidential and other information in its computer systems and networks. Protective measures that Moody's takes may be circumvented or insufficient and the Company's networks and those of third party service providers may be vulnerable to security risks including unauthorized access to proprietary information and sensitive or confidential information, denial-of-service attacks, computer viruses and other security concerns, such as attacks from cyber criminals. Confidential and other information may be disclosed to an unauthorized third party as a result of inappropriate access to information technology systems and assets, or may be insufficiently protected when transferred to an authorized recipient. A successful cyber-attack could cause interruptions or malfunctions and compromise the confidentiality and integrity of the Company's web sites, applications or data. Breaches of security could also expose the Company, its customers and others to risks of loss. Such attacks could have regulatory and reputational consequences, as well as affect client relationships. While we continue to focus on mitigating our vulnerability to cyber risks and protect our infrastructure against security breaches, security measures against such attacks are costly and may prove inadequate. As a result of such attacks, the Company may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by the Company. A successful cyber-attack or other cybersecurity concern may have a material adverse effect on the business, operating results and financial conditions.

Changes in the Volume of Debt Securities Issued in Domestic and/or Global Capital Markets and Changes in Interest Rates and Other Volatility in the Financial Markets

Moody's business is impacted by general economic conditions and volatility in the world financial markets. Credit market disruptions together with the persistent economic slowdown and uncertainty have negatively impacted the volume of debt securities issued in global capital markets and the demand for credit ratings. Although access to credit markets has improved in the U.S., a long-term continuation of difficult economic conditions, uncertainty regarding the U.S. debt ceiling or a worsening of the sovereign debt crisis in Europe is likely to have an adverse impact on the business. Future debt issuances could be negatively affected by a sharp increase in long-term interest rates or factors which cause instability or volatility in the global capital markets, such as significant regulatory, political or economic events, the use of alternative sources of credit including financial institutions and government sources and defaults of significant issuers. Changes in the markets for such securities and in the role and regulation of rating agencies may materially adversely affect the Company.

Furthermore, issuers of debt securities may elect to issue securities without ratings or securities which are rated or evaluated by non-traditional parties such as financial advisors, rather than traditional credit rating agencies, such as MIS. A majority of MIS's revenue is transaction-based, and therefore it is especially dependent on the number and dollar volume of debt securities issued in the capital markets. Accordingly, any market volatility or conditions that either reduce investor demand for debt securities or reduce issuers' willingness or ability to issue such securities could reduce the number and dollar-equivalent volume of debt issuances for which MIS provides ratings services and thereby have an adverse effect on the fees derived from the issuance of ratings. As such, no assurance can be given as to the amount of revenues that may be derived therefrom.

The timing, nature, extent and sustainability of any recovery in the credit and other financial markets remains uncertain, and a prolonged period of market decline or weakness could have a material adverse effect on the business. Moody's initiatives to reduce costs may not be sufficient and further cost reductions may be difficult or impossible to obtain in the near term, due in part to rent, technology, compliance and other fixed costs associated with some of the Company's operations as well as the need to monitor outstanding ratings. Further, the cost-reduction initiatives undertaken to date could make it difficult for the Company to rapidly expand operations to accommodate any unexpected increase in the credit markets and demand for ratings. Volatility in the financial markets, to include changes in the volumes of debt securities and changes in interest rates, may have a material adverse effect on the business, operating results and financial conditions.

Increased Pricing Pressure from Competitors and/or Customers
There is intense price competition in the credit rating, research and credit risk management markets. Competition for customers and market share has spurred more aggressive tactics by some competitors in areas such as pricing and service, as well as increased competition from non-NRSROs that evaluate debt risk for issuers or investors. At the same time, bankruptcies and consolidation of customers, particularly those involved in structured finance products, and other factors affecting demand may enhance the market power of customers. While Moody's seeks to compete primarily on the basis of the quality of its products and service, it may lose market share if its pricing and services are not sufficiently competitive with its current and future competitors. In addition, one of the central goals of the Reform Act was to encourage competition among rating agencies. The formation of additional NRSROs may increase pricing, as well as other competitive pressures. If Moody's is unable to compete successfully with respect to the pricing of its services and products, its business, operating results and financial condition may experience a material adverse effect.

Exposure to Reputational and Credibility Concerns
Moody's reputation and the strength of its brand are key competitive strengths. To the extent that the rating agency business as a whole or Moody's, relative to its competitors, suffers a loss in credibility, Moody's business could be significantly impacted. Factors that may have already affected credibility and could potentially continue to have an impact in this regard include the appearance of a conflict of interest, the performance of securities relative to the rating assigned to such securities, the timing and nature of changes in ratings, a major compliance failure, negative publicity and increased criticism by users of ratings, regulators and legislative bodies, including adverse publicity as to the ratings process and its implementation with respect to one or more securities. Operational errors, whether by Moody's or a Moody's competitor, could also harm the reputation of the credit rating industry. Damage to reputation and credibility could have a material adverse impact on Moody's business, operating results and financial condition.

Introduction of Competing Products or Technologies by Other Companies
The markets for credit ratings, research and credit risk management services are highly competitive. The ability to provide innovative products and technologies that anticipate customers' changing requirements and utilize emerging technological trends is a key factor in maintaining market share. Our competitors include both established companies with significant financial resources, brand recognition, market experience and technological expertise, as well as smaller companies which may be better poised to quickly adopt new or emerging technologies or respond to customer requirements. Competitors may develop quantitative methodologies or related services for assessing credit risk that customers and market participants may deem preferable, more cost-effective or more valuable than the credit risk assessment methods currently employed by Moody's, or may price or market their products in manners that differ from those utilized by Moody's. Customers or others may develop alternative, proprietary systems for assessing credit risk. Such developments could affect demand for Moody's products and its growth prospects. In addition, Moody's growth prospects also could be adversely affected by limitations of its information technologies that fail to provide adequate capacity and capabilities to meet increased demands of producing quality ratings and research products at levels achieved by competitors. If Moody's is unable to compete successfully, there may be a material adverse effect on its business, operating results and financial condition.

Significant Amount of Intangible Assets
At December 31, 2012, Moody's had $637.1 million of goodwill and $226.5 million of intangible assets on its balance sheet. Approximately 99% of these intangibles reside in the MA business and are allocated to the four reporting units within MA: RD&A; ERS; Financial Services Training and Certifications, and Copal. Failure to achieve business objectives and financial projections in any of these reporting units could result in an asset impairment charge, which would result in a non-cash charge to operating expenses. Goodwill and intangible assets with indefinite lives are tested for impairment on an annual basis and also when events or changes in circumstances indicate that impairment may have occurred. Determining whether an impairment of goodwill exists is difficult as a result of increased uncertainty and current market dynamics, and requires significant management estimates and judgment. An asset impairment charge could have a material adverse effect on the business, operating results and financial condition. During the fourth quarter of 2012, the Company recognized a $12.2 million goodwill impairment charge related to its FSTC reporting unit, which is more fully

described in the "Critical Accounting Estimates" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10K.

Possible Loss of Key Employees and Related Compensation Cost Pressures

Moody's success depends in part upon recruiting, retaining and motivating highly skilled, experienced financial analysts and other professionals. Competition for skilled individuals in the financial services industry is intense, and Moody's ability to attract high quality employees could be impaired if it is unable to offer competitive compensation and other incentives or if the regulatory environment mandates restrictions on or disclosures about individual employees that would not be necessary in competing analytical industries. Investment banks, investors and competitors may seek to attract analyst talent by providing more favorable working conditions or offering significantly more attractive compensation packages than Moody's. Moody's also may not be able to identify and hire the appropriate qualified employees in some markets outside the U.S. with the required experience or skills to perform sophisticated credit analysis. We are highly dependent on the continued services of Raymond W. McDaniel, Jr., our President and Chief Executive Officer, and other senior officers and key employees. The loss of the services of skilled personnel for any reason, as well as any negative market perception resulting from such loss, could have a material adverse effect on the business, operating results and financial condition.

Moody's Acquisitions and Other Strategic Transactions may not Produce Anticipated Results

Moody's has made and expects to continue to make acquisitions or enter into other strategic transactions to strengthen our business and grow the Company. Such transactions present significant challenges and risks. The market for acquisition targets and other strategic transactions is highly competitive, especially in light of industry consolidation, which may affect our ability to complete such transactions. If such transactions are completed, they may not realize the anticipated growth and other strategic objectives, and a variety of factors may adversely affect any anticipated benefits from such transactions. For instance, the process of integration may require more resources than anticipated, there may be unexpected regulatory and operating difficulties and expenditures, the Company may fail to retain key personnel of the acquired business and such transactions may divert management's focus from other business operations. The anticipated benefits from an acquisition or other strategic transaction may not be realized fully, or may take longer to realize than expected. As a result, the failure of acquisitions and other strategic transactions to perform as expected may have a material adverse effect on the business, operating results and financial condition.

The Trading Price of Moody's Stock Could be Affected by Third Party Actions

Ownership of Moody's stock is highly concentrated with a majority of shares held by a few institutional stockholders. Due to this concentrated stockholder base, the trading price of Moody's stock could be affected considerably by actions of significant stockholders to increase or decrease their positions in Moody's stock. As a result, the actions of these institutional stockholders could create high stock volatility.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Moody's corporate headquarters is located at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007, with approximately 668,513 square feet of leased space. As of December 31, 2012, Moody's operations were conducted from 15 U.S. offices and 53 non-U.S. office locations, all of which are leased. These properties are geographically distributed to meet operating and sales requirements worldwide. These properties are generally considered to be both suitable and adequate to meet current operating requirements.

ITEM 3. LEGAL PROCEEDINGS

From time to time, Moody's is involved in legal and tax proceedings, governmental investigations and inquiries, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by MIS. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. Moody's discloses material pending legal proceedings pursuant to SEC rules and other pending matters as it may determine to be appropriate.

Following events in the global credit markets over the last several years, including in the U.S. subprime residential mortgage sector, MIS and other credit rating agencies are the subject of intense scrutiny, increased regulation, ongoing inquiry and governmental investigations, and civil litigation. Legislative, regulatory and enforcement entities around the world are considering additional legislation, regulation and enforcement actions, including with respect to MIS's compliance with newly imposed regulatory standards. Moody's has received subpoenas and inquiries from states attorneys general and other domestic and foreign governmental authorities and is responding to such investigations and inquiries.

In addition, the Company is facing litigation from market participants relating to the performance of MIS rated securities. Although Moody's in the normal course experiences such litigation, the volume and cost of defending such litigation has significantly increased following the events in the U.S. subprime residential mortgage sector and global credit markets more broadly over the last several years.

Two purported class action complaints have been filed by purported purchasers of the Company's securities against the Company and certain of its senior officers, asserting claims under the federal securities laws. The first was filed by Raphael Nach in the U.S. District Court for the Northern District of Illinois on July 19, 2007. The second was filed by Teamsters Local 282 Pension Trust Fund in the United States District Court for the Southern District of New York on September 26, 2007. Both actions have been consolidated into a single proceeding entitled In re Moody's Corporation Securities Litigation in the U.S. District Court for the Southern District of New York. On June 27, 2008, a consolidated amended complaint was filed, purportedly on behalf of all purchasers of the Company's securities during the period February 3, 2006 through October 24, 2007. Plaintiffs allege that the defendants issued false and/or misleading statements concerning the Company's business conduct, business prospects, business conditions and financial results relating primarily to MIS's ratings of structured finance products including RMBS, CDO and constant- proportion debt obligations. The plaintiffs seek an unspecified amount of compensatory damages and their reasonable costs and expenses incurred in connection with the case. The Company moved for dismissal of the consolidated amended complaint in September 2008. On February 23, 2009, the court issued an opinion dismissing certain claims and sustaining others. On January 22, 2010, plaintiffs moved to certify a class of individuals who purchased Moody's Corporation common stock between February 3, 2006 and October 24, 2007, which the Company opposed. On March 31, 2011, the court issued an opinion denying plaintiffs' motion to certify the proposed class. On April 14, 2011, plaintiffs filed a petition in the United States Court of Appeals for the Second Circuit seeking discretionary permission to appeal the decision. The Company filed its response to the petition on April 25, 2011. On July 20, 2011, the Second Circuit issued an order denying plaintiffs' petition for leave to appeal. On September 14, 2012, the Company filed a motion for summary judgment, which was fully briefed on December 21, 2012. Oral arguments on the motion for summary judgment is scheduled for April 2013.

On August 25, 2008, Abu Dhabi Commercial Bank filed a purported class action in the United States District Court for the Southern District of New York asserting numerous common-law causes of action against two subsidiaries of the Company, another rating agency, and Morgan Stanley & Co. The action relates to securities issued by a structured investment vehicle called Cheyne Finance (the "Cheyne SIV") and seeks, among other things, compensatory and punitive damages. The central allegation against the rating agency defendants is that the credit ratings assigned to the securities issued by the Cheyne SIV were false and misleading. In early proceedings, the court dismissed all claims against the rating agency defendants except those for fraud and aiding and abetting fraud. In June 2010, the court denied plaintiff's motion for class certification, and additional plaintiffs were subsequently added to the complaint. In January 2012, the rating agency defendants moved for summary judgment with respect to the fraud and aiding and abetting fraud claims. Also in January 2012, in light of new New York state case law, the court permitted the plaintiffs to file an amended complaint that reasserted previously dismissed claims against all defendants for breach of fiduciary duty, negligence, negligent misrepresentation, and related aiding and abetting claims. In May 2012, the court, ruling on the rating agency defendants' motion to dismiss, dismissed all of the reasserted claims except for the negligent misrepresentation claim, and on September 19, 2012, after further proceedings, the court also dismissed the negligent misrepresentation claim. On August 17, 2012, the court ruled on the rating agencies' motion for summary judgment on the plaintiffs' remaining claims for fraud and aiding and abetting fraud. The court dismissed, in whole or in part, the fraud claims of four plaintiffs as against Moody's but allowed the fraud claims to proceed with respect to certain claims of one of those plaintiffs and the claims of the remaining 11 plaintiffs. The court also dismissed all claims against Moody's for aiding and abetting fraud. Three of the plaintiffs whose claims were dismissed filed motions for reconsideration, and on November 7, 2012, the court granted two of these motions, reinstating the claims of two plaintiffs that were previously dismissed. On February 1, 2013, the court dismissed the claims of one additional plaintiff on jurisdictional grounds. Trial on the remaining fraud claims against the rating agencies, and on claims against Morgan Stanley for aiding and abetting fraud and for negligent misrepresentation, is scheduled for May 2013. Based on plaintiffs' most recent litigation disclosures, the August 2012 dismissal of certain claims noted above, the reinstatement of certain of those claims in November 2012, and the dismissal of an additional plaintiff's claims in February 2013, the total alleged compensatory damages against all defendants are approximately $638 million, consisting of alleged lost principal and lost interest, plus statutory interest, except that approximately $14.5 million of those claimed damages are not being sought from Moody's.

In October 2009, plaintiffs King County, Washington and Iowa Student Loan Liquidity Corporation each filed substantially identical putative class actions in the Southern District of New York against two subsidiaries of the Company and several other defendants, including two other rating agencies and IKB Deutsche Industriebank AG. These actions arise out of investments in securities issued by a structured investment vehicle called Rhinebridge plc (the "Rhinebridge SIV") and seek, among other things, compensatory and punitive damages. Each complaint asserted a claim for common law fraud against the rating agency defendants, alleging, among other things, that the credit ratings assigned to the securities issued by the Rhinebridge SIV were false and misleading. The case is pending before the same judge presiding over the litigation concerning the Cheyne SIV, described above. In April 2010, the court denied the rating agency defendants' motion to dismiss. In June 2010, the court consolidated the two cases and the plaintiffs filed an amended complaint that, among other things, added Morgan Stanley & Co. as a defendant. In January 2012, in light of new New York state case law, the court permitted the plaintiffs to file an amended complaint that asserted claims against the rating agency defendants for breach of fiduciary duty, negligence, negligent misrepresentation, and aiding and abetting claims. In May 2012, the court, ruling on the rating agency defendants' motion to dismiss, dismissed all of the new claims except for the negligent misrepresentation claim and a claim for aiding and abetting fraud; on September 28, 2012, after further proceedings, the court also dismissed the negligent misrepresentation claim. Plaintiffs have not sought class certification. On September 7, 2012 the rating agencies filed a motion for summary judgment dismissing the remaining claims against them. On January 3, 2013, the Court issued an order dismissing the claim for aiding and abetting fraud against the rating agencies but allowing the claim for fraud to proceed to trial. It is expected that a trial date will be set with respect to the fraud claim against the rating agencies and a claim for aiding and abetting fraud against Morgan Stanley. In the course of the proceedings, the two plaintiffs have asserted that their total compensatory damages against all defendants, consisting of alleged lost principal and lost interest, plus statutory interest, equal approximately $70 million. In June 2012, defendants IKB Deutsche Industriebank AG and IKB Credit Asset Management GmbH informed the court that they had executed a confidential settlement agreement with the plaintiffs.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Information in response to this Item is set forth under the captions below.

MOODY'S PURCHASES OF EQUITY SECURITIES

For the Three Months Ended December 31, 2012

Period	Total Number of Shares Purchased (1)		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program		Approximate Dollar Value of Shares That May yet be Purchased Under the Program (2)
October 1 – 31	799	$	—	—	$	748.7 million
November 1 – 30	841,406	$	46.34	841,406	$	709.7 million
December 1 – 31	661,989	$	48.96	661,989	$	677.3 million
Total	1,504,194	$	47.50	1,503,395		

(1) Includes the surrender to the Company of 799 shares of common stock in October to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

(2) As of the last day of each of the months. On July 30, 2007 the Company's Board authorized a $2.0 billion share repurchase program which the Company began utilizing in January 2008 upon completion of the June 2006 authorization. There is no established expiration date for the remaining authorization. On February 12, 2013, the Board authorized a new $1 billion share repurchase program. The Company expects to commence repurchases under the new program immediately following the completion of the existing program.

During the fourth quarter of 2012, Moody's issued 1.9 million shares under employee stock-based compensation plans.

COMMON STOCK INFORMATION AND DIVIDENDS

The Company's common stock trades on the New York Stock Exchange under the symbol "MCO". The table below indicates the high and low sales price of the Company's common stock and the dividends declared and paid for the periods shown. The number of registered shareholders of record at January 31, 2013 was 2,874. A substantially greater number of the Company's common stock is held by beneficial holders whose shares are held of record by banks, brokers and other financial institutions.

	Price Per Share		Dividends Per Share	
	High	**Low**	**Declared**	**Paid**
2012:				
First quarter	**$ 42.67**	**$ 34.35**	**$ —**	**$ 0.16**
Second quarter	**$ 43.05**	**$ 33.86**	**0.16**	**0.16**
Third quarter	**$ 46.26**	**$ 35.13**	**0.16**	**0.16**
Fourth quarter	**$ 51.63**	**$ 43.23**	**0.36**	**0.16**
Year ended December 31, 2012			**$ 0.68**	**$ 0.64**
2011:				
First quarter	$ 34.74	$ 26.49	$ —	$ 0.115
Second quarter	$ 41.93	$ 34.26	0.14	0.14
Third quarter	$ 40.28	$ 26.79	0.14	0.14
Fourth quarter	$ 37.15	$ 28.29	0.30	0.14
Year Ended December 31, 2011			$ 0.58	$ 0.535

During 2010, the Company paid a quarterly dividend of $0.105 per share of Moody's common stock in each of the quarters, resulting in dividends paid per share during the year ended December 31, 2010 of $0.42.

On December 11, 2012, the Board of the Company approved the declaration of a quarterly dividend of $0.20 per share of Moody's common stock, payable on March 11, 2013 to shareholders of record at the close of business on February 20, 2013. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board.

EQUITY COMPENSATION PLAN INFORMATION

The table below sets forth, as of December 31, 2012, certain information regarding the Company's equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights [2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	17,437,061[1]	$ 42.82	11,925,557[3]
Equity compensation plans not approved by security holders	—	$ —	—
Total	17,437,061	$ 42.82	11,925,557

(1) Includes 14,498,111 options and unvested restricted shares outstanding under the Company's 2001 Key Employees' Stock Incentive Plan, 1,472,041 options and unvested restricted shares outstanding under the Company's 1998 Key Employees' Stock Incentive Plan, and 27,993 options and unvested restricted shares outstanding under the 1998 Non-Employee Directors' Stock Incentive Plan. This number also includes a maximum of 1,438,916 performance shares outstanding under the Company's 2001 Key Employees' Stock Incentive Plan, which is the maximum number of shares issuable pursuant to performance share awards assuming the maximum payout at 200% of the target award for performance shares granted in 2011 and the maximum payout at 225% of the target award for performance shares granted in 2012. Assuming payout at target, the number of shares to be issued upon the vesting of performance share awards is 679,345.

(2) Does not reflect unvested restricted shares or performance share awards included in column (a) because these awards have no exercise price.

(3) Includes 8,748,171 shares available for issuance as under the 2001 Stock Incentive Plan, of which all may be issued as options and 5,742,287 may be issued as restricted stock, performance shares or other stock-based awards under the 2001 Stock Incentive Plan and 98,685 shares available for issuance as options, shares of restricted stock or performance shares under the 1998 Directors Plan, and 3,078,701 shares available for issuance under the Company's Employee Stock Purchase Plan. No new grants may be made under the 1998 Stock Incentive Plan, which expired by its terms in June 2008.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return of the Company to the performance of Standard & Poor's 500 Stock Composite Index and the Russell 3000 Financial Services Index. Both of the aforementioned indexes are easily accessible to the Company's shareholders in newspapers, the internet and other readily available sources for purposes of the following graph.

The comparison assumes that $100.00 was invested in the Company's common stock and in each of the foregoing indices on December 31, 2007. The comparison also assumes the reinvestment of dividends, if any. The total return for the Moody's Corporation common stock was 52% during the performance period as compared with a total return during the same period of (25%) for the Russell 3000 Financial Services Index and 9% for the S&P 500 Composite Index.

Comparison of Cumulative Total Return

Moody's Corporation, Russell 3000 Financial Services Index and S&P 500 Composite Index


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Moody's Corporation, the S&P 500 Index, and the Russell 3000 Financial Services Index
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
DOLLARS
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012
Moody's Corporation
S&P 500 Composite
Russell Financial Services

	Year Ended December 31,					
	2007	2008	2009	2010	2011	2012
Moody's Corporation	$ 100.00	$ 56.99	$ 77.26	$ 77.86	$ 100.40	$ 152.47
S&P 500 Composite Index	100.00	63.00	79.67	91.67	93.61	108.59
Russell 3000 – Financial Services Index	100.00	51.06	60.05	67.62	59.56	75.39

The comparisons in the graph above are provided in response to disclosure requirements of the SEC and are not intended to forecast or be indicative of future performance of the Company's common stock.

ITEM 6. SELECTED FINANCIAL DATA

The Company's selected consolidated financial data should be read in conjunction with Item 7. "MD&A" and the Moody's Corporation consolidated financial statements and notes thereto.

amounts in millions, except per share data	Year Ended December 31, 2012	2011	2010	2009	2008
Results of operations					
Revenue	**$ 2,730.3**	$ 2,280.7	$ 2,032.0	$ 1,797.2	$ 1,755.4
Operating and SG&A expenses	**1,547.2**	1,313.1	1,192.8	1,028.1	934.6
Goodwill impairment	**12.2**	—	—	—	—
Restructuring	—	—	0.1	17.5	(2.5)
Depreciation and amortization	**93.5**	79.2	66.3	64.1	75.1
Operating income	**1,077.4**	888.4	772.8	687.5	748.2
Non-operating (expense) income, net [1]	**(53.4)**	(48.6)	(58.4)	(41.3)	(18.4)
Income before provision for income taxes	**1,024.0**	839.8	714.4	646.2	729.8
Provision for income taxes	**324.3**	261.8	201.0	239.1	268.2
Net income [2]	**699.7**	578.0	513.4	407.1	461.6
Less: Net income attributable to noncontrolling interests	**9.7**	6.6	5.6	5.1	4.0
Net income attributable to Moody's	**$ 690.0**	$ 571.4	$ 507.8	$ 402.0	$ 457.6
Earnings per share					
Basic	**$ 3.09**	$ 2.52	$ 2.16	$ 1.70	$ 1.89
Diluted	**$ 3.05**	$ 2.49	$ 2.15	$ 1.69	$ 1.87
Weighted average shares outstanding					
Basic	**223.2**	226.3	235.0	236.1	242.4
Diluted	**226.6**	229.4	236.6	237.8	245.3
Dividends declared per share	**$ 0.68**	$ 0.58	$ 0.43	$ 0.405	$ 0.40
Operating margin	**39.5%**	39.0%	38.0%	38.3%	42.6%

NON-GAAP FINANCIAL MEASURES

	Year Ended 2012	2011	2010	2009	2008
Adjusted Operating Income [3]	**$ 1,183.1**	$ 967.6	$ 839.2	$ 769.1	$ 820.8
Adjusted Operating Margin [3]	**43.3%**	42.4%	41.3%	42.8%	46.8%
Proforma diluted EPS attributable to Moody's common shareholders [3]	**$ 2.99**	$ 2.46	$ 2.13	$ 1.70	$ 1.82
Free cash flow [3]	**$ 778.1**	$ 735.6	$ 574.3	$ 553.1	$ 455.3

	December 31, 2012	2011	2010	2009	2008
Balance sheet data					
Total assets	**$ 3,960.9**	$ 2,876.1	$ 2,540.3	$ 2,003.3	$ 1,733.4
Long-term debt	**$ 1,607.4**	$ 1,172.5	$ 1,228.3	$ 746.2	$ 750.0
Total shareholders' equity (deficit)	**$ 396.6**	$ (158.4)	$ (298.4)	$ (596.1)	$ (986.1)

(1) The 2012, 2011, 2010, 2009 and 2008 amounts include benefits of $17.2 million, $10.1 million, $2.5 million, $6.5 million, and $13.3 million, respectively, related to the favorable resolution of certain Legacy Tax Matters.

(2) The 2012, 2011, 2010, 2009, and 2008 amounts include benefits of $12.8 million, $7.0 million, $4.6 million, $8.2 million, and $10.7 million, respectively, related to the resolution of certain Legacy Tax Matters.

(3) Refer to "Non-GAAP measures" in Item 7 of this Form 10K for a discussion of the Company's non-GAAP financial measures

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Moody's Corporation consolidated financial statements and notes thereto included elsewhere in this annual report on Form 10-K.

This MD&A contains Forward-Looking Statements. See "Forward-Looking Statements" commencing on page 60 and Item 1A. "Risk Factors" commencing on page 17 for a discussion of uncertainties, risks and other factors associated with these statements.

THE COMPANY

Moody's is a provider of (i) credit ratings, (ii) credit, capital markets and economic related research, data and analytical tools, (iii) software solutions and related risk management services, (iv) quantitative credit risk measures, financial services training and certification services and (v) outsourced research and analytical services to institutional customers. Moody's has two reportable segments: MIS and MA.

MIS, the credit rating agency, publishes credit ratings on a wide range of debt obligations and the entities that issue such obligations in markets worldwide. Revenue is derived from the originators and issuers of such transactions who use MIS ratings in the distribution of their debt issues to investors.

The MA segment, which includes all of the Company's non-rating commercial activities, develops a wide range of products and services that support financial analysis and risk management activities of institutional participants in global financial markets. Within its RD&A business, MA distributes research and data developed by MIS as part of its ratings process, including in-depth research on major debt issuers, industry studies and commentary on topical credit-related events. The RD&A business also produces economic research as well as data and analytical tools such as quantitative credit risk scores. Within its ERS business (formerly referred to as RMS), MA provides software solutions as well as related risk management services. The PS business provides outsourced research and analytical services along with financial training and certification programs.

Moody's purchased CSI and Copal in November 2010 and 2011, respectively, and their revenues are reported within the PS LOB within MA. Moody's purchased B&H in December 2011, which is currently part of the ERS LOB within MA.

CRITICAL ACCOUNTING ESTIMATES

Moody's discussion and analysis of its financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires Moody's to make estimates and judgments that affect reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the dates of the financial statements and revenue and expenses during the reporting periods. These estimates are based on historical experience and on other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, Moody's evaluates its estimates, including those related to revenue recognition, accounts receivable allowances, contingencies, goodwill and intangible assets, pension and other retirement benefits, UTBs and stock-based compensation. Actual results may differ from these estimates under different assumptions or conditions. The following accounting estimates are considered critical because they are particularly dependent on management's judgment about matters that are uncertain at the time the accounting estimates are made and changes to those estimates could have a material impact on the Company's consolidated results of operations or financial condition.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or the services have been provided and accepted by the customer when applicable, fees are determinable and the collection of resulting receivables is considered probable.

Pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple deliverables, the Company allocates revenue to each deliverable based on its relative selling price which is determined based on its vendor specific objective evidence if available, third party evidence if VSOE is not available, or estimated selling price if neither VSOE nor TPE is available.

The Company's products and services will generally continue to qualify as separate units of accounting under ASU 2009-13. The Company evaluates each deliverable in an arrangement to determine whether it represents a separate unit of accounting. A deliverable constitutes a separate unit of accounting when it has stand-alone value to the customers and if the arrangement includes a customer refund or return right relative to the delivered item, the delivery and performance of the undelivered item is considered probable and substantially in the Company's control. In instances where the aforementioned criteria are not met, the deliverable is combined with the undelivered items and revenue recognition is determined as one single unit.

The Company determines whether its selling price in a multi-element transaction meets the VSOE criteria by using the price charged for a deliverable when sold separately. In instances where the Company is not able to establish VSOE for all deliverables in a multiple element arrangement, which may be due to the Company infrequently selling each element separately, not selling products within a reasonably narrow price range, or only having a limited sales history, the Company attempts to establish TPE for deliverables. The Company determines whether TPE exists by evaluating largely similar and interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, due to the difficulty in obtaining third party pricing, possible differences in the Company's market strategy from that of its peers and the potential that products and services offered by the Company may contain a significant level of differentiation and/or customization such that the comparable pricing of products with similar functionality cannot be obtained, the Company generally is unable to reliably determine TPE. Based on the selling price hierarchy established by ASU 2009-13, when the Company is unable to establish selling price using VSOE or TPE, the Company will establish an ESP. ESP is the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The Company establishes its best estimate of ESP considering internal factors relevant to its pricing practices such as costs and margin objectives, standalone sales prices of similar products, percentage of the fee charged for a primary product or service relative to a related product or service, and customer segment and geography. Additional consideration is also given to market conditions such as competitor pricing strategies and market trend. The Company reviews its determination of VSOE, TPE and ESP on an annual basis or more frequently as needed.

In the MIS segment, revenue attributed to initial ratings of issued securities is recognized when the rating is issued. Revenue attributed to monitoring of issuers or issued securities is recognized ratably over the period in which the monitoring is performed, generally one year. In the case of commercial mortgage-backed securities, derivatives, international residential mortgage-backed and asset-backed securities, issuers can elect to pay the monitoring fees upfront. These fees are deferred and recognized over the future monitoring periods based on the expected lives of the rated securities, which ranged from two to 52 years at December 31, 2012. At December 31, 2012, 2011 and 2010, deferred revenue related to these securities was approximately $82 million, $79 million and $76 million, respectively.

Multiple element revenue arrangements in the MIS segment are generally comprised of an initial rating and the related monitoring service. In instances where monitoring fees are not charged for the first year monitoring effort, fees are allocated to the initial rating and monitoring services based on the relative selling price of each service to the total arrangement fees. The Company generally uses ESP in determining the selling price for its initial ratings as the Company rarely sells initial ratings separately without providing related monitoring services and thus is unable to establish VSOE or TPE for initial ratings.

MIS estimates revenue for ratings of commercial paper for which, in addition to a fixed annual monitoring fee, issuers are billed quarterly based on amounts outstanding. Revenue is accrued each quarter based on estimated amounts outstanding and is billed when actual data is available. The estimate is determined based on the issuers' most recent reported quarterly data. At December 31, 2012, 2011 and 2010, accounts receivable included approximately $22 million, $24 million and $25 million, respectively, related to accrued commercial paper revenue. Historically, MIS has not had material differences between the estimated revenue and the actual billings. Furthermore, for certain annual monitoring services, fees are not invoiced until the end of the monitoring period, however, revenue is accrued ratably over the monitoring period.

In the MA segment, products and services offered by the Company include software licenses and related maintenance, subscriptions, and professional services. Revenue from subscription based products, such as research and data subscriptions and certain software-based credit risk management subscription products, is recognized ratably over the related subscription period, which is principally one year. Revenue from sale of perpetual licenses of credit processing software is generally recognized at the time the product master or first copy is delivered or transferred to and accepted by the customer. Software maintenance revenue is recognized ratably over the annual maintenance period. Revenue from services rendered within the professional services line of business is generally recognized as the services are performed. If uncertainty exists regarding customer acceptance of the product or service, revenue is not recognized until acceptance occurs. A large portion of annual research and data subscriptions and annual software maintenance are invoiced in the months of November, December and January.

Products and services offered within the MA segment are sold either stand-alone or together in various combinations. In instances where a multiple element arrangement includes software and non-software deliverables, revenue is allocated to the non-software deliverables and to the software deliverables, as a group, using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. Revenue is recognized for each element based upon the conditions for revenue recognition previously described.

If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software deliverables as a group is allocated to each software deliverable using VSOE. In the instances where the Company is not able to determine VSOE for all of the deliverables of an arrangement, the Company allocates the revenue to the undelivered elements equal to its VSOE and the residual revenue to the delivered elements. If the Company is unable to determine VSOE for an undelivered element, the Company defers all revenue allocated to the software deliverables until the Company has delivered all of the elements or when VSOE has been determined for the undelivered elements.

Accounts Receivable Allowance

Moody's records an allowance for estimated future adjustments to customer billings as a reduction of revenue, based on historical experience and current conditions. Such amounts are reflected as additions to the accounts receivable allowance. Additionally, estimates of uncollectible accounts are recorded as bad debt expense and are reflected as additions to the accounts receivable allowance. Billing adjustments and uncollectible account write-offs are charged against the allowance. Moody's evaluates its accounts receivable allowance by reviewing and assessing historical collection and adjustment experience and the current aging status of customer accounts. Moody's also considers the economic environment of the customers, both from an industry and geographic perspective, in evaluating the need for allowances. Based on its analysis, Moody's adjusts its allowance as considered appropriate in the circumstances. This process involves a high degree of judgment and estimation and could involve significant dollar amounts. Accordingly, Moody's results of operations can be affected by adjustments to the allowance. Management believes that the allowance for uncollectible accounts receivable is adequate to cover anticipated adjustments and write-offs under current conditions. However, significant changes in any of the above factors, or actual write-offs or adjustments that differ from the estimated amounts could impact the Company's consolidated results of operations.

Contingencies

Accounting for contingencies, including those matters described in the "Contingencies" section of this "MD&A", commencing on page 58 is highly subjective and requires the use of judgments and estimates in assessing their magnitude and likely outcome. In many cases, the outcomes of such matters will be determined by third parties, including governmental or judicial bodies. The provisions made in the consolidated financial statements, as well as the related disclosures, represent management's best estimates of the then current status of such matters and their potential outcome based on a review of the facts and in consultation with outside legal counsel where deemed appropriate. The Company regularly reviews contingencies and as new information becomes available may, in the future, adjust its associated liabilities. Additionally, for legal defense costs insured by the Company's wholly-owned insurance entity, the Company records liabilities for these items based on the estimated total claims expected to be paid and/or total projected costs to be incurred to defend a claim over the anticipated duration of a matter.

For claims, litigation and proceedings and governmental investigations and inquiries not related to income taxes, where it is both probable that a liability is expected to be incurred and the amount of loss can be reasonably estimated, the Company records liabilities in the consolidated financial statements and periodically adjusts these as appropriate. When the reasonable estimate of the loss is within a range of amounts, the minimum amount of the range is accrued unless some higher amount within the range is a better estimate than another amount within the range. In other instances, because of uncertainties related to the probable outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if significant. As additional information becomes available, the Company adjusts its assessments and estimates of such matters accordingly. In view of the inherent difficulty of predicting the outcome of litigation, regulatory, governmental investigations and inquiries, enforcement and similar matters and contingencies, particularly where the claimants seek large or indeterminate damages or where the parties assert novel legal theories or the matters involve a large number of parties, the Company cannot predict what the eventual outcome of the pending matters will be or the timing of any resolution of such matters. The Company also cannot predict the impact (if any) that any such matters may have on how its business is conducted, on its competitive position or on its financial position, results of operations or cash flows. As the process to resolve any pending matters progresses, management will continue to review the latest information available and assess its ability to predict the outcome of such matters and the effects, if any, on its operations and financial condition. However, in light of the large or indeterminate damages sought in some of them, the absence of similar court rulings on the theories of law asserted and uncertainties regarding apportionment of any potential damages, an estimate of the range of possible losses cannot be made at this time.

The Company's wholly-owned insurance subsidiary insures the Company against certain risks including but not limited to deductibles for worker's compensation, employment practices litigation, employee medical claims and terrorism, for which the claims are not material to the Company. In addition, for claim years 2008 and 2009, the insurance subsidiary insured the Company for defense costs related to professional liability claims. For matters insured by the Company's insurance subsidiary, Moody's records liabilities based on the estimated total claims expected to be paid and total projected costs to defend a claim through its anticipated conclusion. The Company determines liabilities based on an assessment of management's best estimate of claims to be paid and legal defense costs as well as actuarially determined estimates. The Cheyne SIV and Rhinebridge SIV matters, more fully discussed in the "Contingencies" section of this MD&A, are both cases from the 2008/2009 claims period, and accordingly the defense cost for these matters are insured by the Company's insurance subsidiary. Defense costs for matters not self-insured by the Company's wholly-owned insurance subsidiary are expensed as services are provided.

For income tax matters, the Company employs the prescribed methodology of Topic 740 of the ASC which requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Goodwill and Other Acquired Intangible Assets

Moody's annually evaluates its goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment. Historically, this was performed as of November 30 or more frequently if impairment indicators arose in accordance with ASC Topic 350. In the second quarter of 2012, the Company changed the date of its annual assessment of goodwill impairment to July 31 of each year. This is a change in method of applying an accounting principle which management believes is a preferable alternative, as the new date of the assessment is more closely aligned with the Company's annual strategic planning process. The change in the assessment date does not delay, accelerate or avoid a potential impairment charge. The Company has determined that it is impracticable to objectively determine projected cash flows and related valuation estimates that would have been used as of each July 31 of prior reporting periods without the use of hindsight. As such, the Company has prospectively applied the change in annual goodwill impairment testing date beginning in the second quarter of 2012.

At July 31, 2012, the Company had five primary reporting units: one in MIS that encompasses all of Moody's ratings operations and four reporting units within MA: RD&A, ERS, FSTC and Copal. The RD&A reporting unit encompasses the distribution of investor-oriented research and data developed by MIS as part of its ratings process, in-depth research on major debt issuers, industry studies, economic research and commentary on topical events and credit analytic tools. The ERS reporting unit consists of credit risk management and compliance software and maintenance and related implementation services. In the first quarter of 2012, a division formerly in the RD&A reporting unit which provided various financial modeling services was transferred to the ERS reporting unit. Additionally, in the second quarter of 2012, the CSI reporting unit, which consisted of all operations relating to CSI which was acquired in in November 2010, was integrated into MA's training reporting unit to form the FSTC reporting unit. The new FSTC reporting unit consists of the portion of the MA business that offers both credit training as well as other professional development training and certification services. In the fourth quarter of 2011, the Company acquired Copal which is deemed to be separate reporting unit at December 31, 2012. Also, in December 2011, the Company acquired B&H which is part of the ERS reporting unit.

In 2011, the FASB issued an ASU which permits an entity to first assess qualitative factors to determine whether the fair value of a reporting unit may be less than its carrying amount before proceeding with a quantitative assessment. The Company has adopted the provisions of this ASU as of December 31, 2011 and accordingly, the Company evaluates the recoverability of goodwill using a three-step impairment test approach at the reporting unit level. In the first step, the Company assesses various qualitative factors to determine whether the fair value of a reporting unit may be less than its carrying amount. If a determination is made that, based on the qualitative factors, an impairment does not exist, the Company is not required to perform further testing. If the aforementioned qualitative assessment results in the Company concluding that it is more likely than not that the fair value of a reporting unit may be less than its carrying amount, the fair value of the reporting unit will be determined and compared to its carrying value including goodwill. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and the Company is not required to perform further testing. If the fair value of the reporting unit is less than the carrying value, the Company must perform a third step of the impairment test to determine the implied fair value of the reporting unit's goodwill. The implied fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than its carrying value, the difference is recognized as an impairment charge. For the reporting units where the Company is consistently able to conclude on impairment using only a qualitative approach, the Company's accounting policy is to perform the second step of the aforementioned goodwill impairment assessment at least once every three years.

Determining the fair value of a reporting unit or an indefinite-lived acquired intangible asset involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and appropriate comparable market metrics. The Company bases its fair value estimates on reasonable assumptions. However, as these estimates and assumptions are unpredictable and inherently uncertain, actual future results may differ from these estimates. In addition, the Company also makes certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of its reporting units.

Goodwill is assigned to a reporting unit at the date when an acquisition is integrated into one of the established reporting units, and is based on which reporting unit is expected to benefit from the synergies of the acquisition. Other assets and liabilities, including applicable corporate assets, are allocated to the extent they are related to the operation of respective reporting units.

At July 31, 2012, the Company determined, based on actual and forecasted operating results and certain other macroeconomic uncertainties that there were indicators that the fair value of the FSTC reporting unit may potentially be less than its carrying amount. This fact coupled with the aforementioned integration of CSI with MA's other training businesses, the transfer of a division from the RD&A reporting unit to the ERS reporting unit and the acquisition of B&H after the November 30, 2011 goodwill impairment analysis date, resulted in the Company performing a quantitative goodwill impairment assessment on the RD&A, ERS and FSTC reporting units at July 31, 2012. Based on this assessment, the Company concluded that the goodwill related to these reporting units was not impaired at July 31, 2012, as the fair value for these reporting units was in excess of their carrying values.

The Company performed a qualitative analysis on its MIS and Copal reporting units at July 31, 2012 and determined that it was not more likely than not that the fair value of these reporting units was less than their carrying amounts. The most significant estimates in these qualitative assessments were projected results for each reporting unit and the weighted average cost of capital (WACC). The qualitative assessment also considered the impact of various macroeconomic conditions as well as factors specific to the reporting unit that could impact future cash flows. In addition to analyzing macroeconomic factors that could potentially impact the cash flows of the reporting units, the Company analyzed the growth rates and the WACC for the MIS reporting unit, noting that changes in the assumptions from those used for the reporting unit's last quantitative assessment as of November 30, 2010 were favorable to the reporting unit's valuation. For the Copal reporting unit, the Company believes its fair value approximates the purchase price due to the proximity of the purchase date to the date of the goodwill impairment assessment and the fact that Copal is meeting its financial targets established at the time of the acquisition. Based upon the aforementioned qualitative assessment for MIS and Copal, the Company determined that it was not more likely than not that the fair value of the MIS and Copal reporting units was less than its carrying amount.

In the fourth quarter of 2012, based on declines in cash flow projections for the FSTC reporting unit which reflected slower than anticipated growth in training and certification spending for individuals and global financial institutions, the Company determined that there were indicators that the fair value of the FSTC reporting unit may potentially be less than its carrying amount. The decline in projected cash flows for the FSTC reporting unit from the July 31, 2012 impairment assessment reflects many individuals and global financial institutions scaling back expenditures for training and certification services amidst current macroeconomic uncertainties in the North America and EMEA regions. Accordingly, the Company performed a quantitative goodwill impairment assessment on this reporting unit as of December 31, 2012. This test resulted in the carrying value of the FSTC reporting unit being less than its fair value. As a result, the Company performed step three of the goodwill impairment evaluation and determined the implied fair value of the FSTC reporting unit's goodwill by calculating the fair value of the identifiable assets and liabilities of the reporting unit. This calculation resulted in the carrying value of the FSTC reporting unit's goodwill exceeding its fair value resulting in an impairment charge of $12.2 million in the fourth quarter of 2012.

Sensitivity Analyses and Key Assumptions for Deriving the Fair Value of a Reporting Unit

The following table identifies the amount of goodwill allocated to each reporting unit as of December 31, 2012 as well as the amount by which the net assets of each reporting unit would exceed the fair value under Step 2 of the goodwill impairment test as prescribed in ASC Topic 350, assuming hypothetical reductions in their fair values as of the date of the last quantitative goodwill impairment assessment for all reporting units. For the RD&A and ERS reporting units, the fair value in the table below was calculated as of July 31, 2012. As described above, there was a quantitative assessment performed on the FSTC reporting unit as of December 31, 2012 and accordingly, the fair value in the table below for this reporting unit was calculated as of December, 31, 2012. For the MIS reporting unit, the fair value was calculated as of November 30, 2010 as there have been no qualitative indicators that have resulted in the Company performing a quantitative test subsequent to this date. The Copal reporting unit's fair value is deemed to be its purchase price.

		Sensitivity Analysis			
		Deficit Caused by a Hypothetical Reduction to Fair Value			
	Goodwill	10%	20%	30%	40%
MIS	$ 11.9	$ —	$ —	$ —	$ —
RD&A	162.2	—	—	—	—
ERS	217.1	—	—	—	—
FSTC	113.2	(14.4)	(31.0)	(47.6)	(64.2)
Copal	132.7	*	*	*	*
Total	$ 637.1	$ (14.4)	$ (31.0)	$ (47.6)	$ (64.2)

*Copal was excluded from the sensitivity analysis in the table above as well as the sensitivity analyses on the WACC and future cash flow assumptions discussed below as it was acquired in the fourth quarter of 2011. Accordingly, the carrying value of the net assets acquired approximates their fair value at December 31, 2012.

As can be seen from the table above, the reporting unit most at risk for potential impairment is the FSTC reporting unit, and failure to meet its financial projections could result in further goodwill impairment. This business is, in part, sensitive to the staffing levels and profitability of the global financial services industry, particularly in Canada and EMEA.

The following is a discussion regarding the Company's methodology for determining the fair value of its reporting units as of the date of each reporting unit's last quantitative test (December 31, 2012 for FSTC; July 31, 2012 for RD&A and ERS; November 30, 2010 for MIS). This discussion excludes Copal which has not yet been subject to a full quantitative impairment analysis as of December 31, 2012 due to the timing of the acquisition of this entity.

The fair value of each reporting unit was estimated using a discounted cash flow methodology and comparable public company and precedent transaction multiples. The DCF analysis requires significant judgments regarding the derivation of fair value, including estimation of future operating results and cash flows of each reporting unit, which is based on internal budgets and strategic plans, expected long-term growth rates, terminal values, weighted average cost of capital and the effects of external factors and market conditions. Changes in these estimates and assumptions could materially affect the determination of the fair value and goodwill impairment for each reporting unit which could result in an impairment charge to reduce the carrying value of goodwill, which could be material to the Company's financial position and results of operations. Moody's allocates newly acquired goodwill to reporting units based on the reporting unit expected to benefit from the acquisition. The Company evaluates its reporting units on an annual basis, or more frequently if there are changes in the reporting structure of the Company due to acquisitions or realignments.

The sensitivity analyses on the WACC and future cash flow assumptions described below are as of the date of the last quantitative assessment for each reporting unit. The FSTC reporting unit is excluded from these sensitivity analyses as there was a goodwill impairment charge recorded for this reporting unit in the fourth quarter of 2012. The following discusses the key assumptions utilized in the discounted cash flow valuation methodology which requires significant management judgment:

- *WACC*—The WACC is the rate used to discount each reporting unit's estimated future cash flows. The WACC is calculated based on the proportionate weighting of the cost of debt and equity. The cost of equity is based on a risk-free interest rate, an equity risk factor which is derived from public companies similar to the reporting unit and which captures the perceived risks and uncertainties associated with the reporting unit's cash flows. The cost of debt component is calculated as the weighted average cost associated with all of the Company's outstanding borrowings as of the date of the impairment test and was immaterial to the computation of the WACC. The cost of debt and equity is weighted based on the debt to market capitalization ratio of publicly traded companies with similarities to the reporting unit being tested. The WACC for all reporting units ranged from 9% to 12% as of the date of the last quantitative test for each reporting unit. Differences in the WACC used between reporting units is due primarily to distinct risks and uncertainties regarding the cash flows of the different reporting units. A sensitivity analysis of the WACC was performed on the MIS, RD&A and ERS reporting units as of the last date that a quantitative annual goodwill impairment analysis was performed. An increase in the WACC of one percentage point would not have resulted in the carrying value of the reporting units exceeding their respective estimated fair value under step one of the goodwill impairment test as prescribed in ASC Topic 350.
- *Future cash flow assumptions*—The projections for future cash flows utilized in the models are derived from historical experience and assumptions regarding future growth and profitability of each reporting unit. These projections are consistent with the Company's operating and strategic plan. Cash flows for the five years subsequent to the date of the last quantitative goodwill impairment analysis were estimated based on annual revenue growth rates ranging from 3% to 17 percent. The growth rates assumed a gradual increase in revenue from financial service customers based on a continued improvement in the global economy and capital markets which began in the second half of 2009. Beyond five years a terminal value was determined using a perpetuity growth rate based on inflation and real GDP growth rates. A sensitivity analysis of the growth rates was performed on the MIS, RD&A and ERS reporting units. A decrease in the growth rates used in the discounted cash flow calculation of 10% for these reporting units would not have resulted in the carrying value of the reporting unit exceeding its respective estimated fair value under step one of the goodwill impairment test as prescribed in ASC Topic 350.

Amortizable intangible assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In conjunction with the assessment of goodwill impairment at July 31, 2012, the Company reviewed the recoverability of certain customer lists within its FSTC reporting unit. This review resulted in an impairment of approximately $1 million in the third quarter of 2012 which is included in depreciation and amortization expense in the Company's Consolidated Statement of Operations. The Company again reviewed the recoverability of these customer lists in the fourth quarter of 2012 in conjunction with the quantitative goodwill impairment test performed at December 31, 2012. Based on this assessment, there was no further impairment of the customer lists in the fourth quarter of 2012. For all other intangible assets, there were no such events or changes during 2012 that would indicate that the carrying amount of amortizable intangible assets in any of the Company's reporting units may not be recoverable. This determination was made based on improving market conditions for the reporting unit where the intangible asset resides and an assessment of projected cash flows for all reporting units. Additionally, there were no events or circumstances during 2012 that would indicate the need for an adjustment of the remaining useful lives of these amortizable intangible assets.

Pension and Other Retirement Benefits

The expenses, assets and liabilities that Moody's reports for its Retirement Plans are dependent on many assumptions concerning the outcome of future events and circumstances. These assumptions include the following:

- future compensation increases, based on the Company's long-term actual experience and future outlook
- long-term return on pension plan assets, based on historical portfolio results and the expected future average annual return for each major asset class within the plan's portfolio (which is principally comprised of equity and fixed-income investments)
- future healthcare cost trends, based on historical market data, near-term outlooks and assessments of likely long-term trends

- discount rates, based on current yields on high-grade corporate long-term bonds

The discount rates selected to measure the present value of the Company's benefit obligation for its Retirement Plans as of December 31, 2012 were derived using a cash flow matching method whereby the Company compares each plan's projected payment obligations by year with the corresponding yield on the Citibank pension discount curve. The cash flows by plan are then discounted back to present value to determine the discount rate applicable to each plan.

Moody's major assumptions vary by plan and assumptions used are set forth in Note 11 to the consolidated financial statements. In determining these assumptions, the Company consults with outside actuaries and other advisors as deemed appropriate. While the Company believes that the assumptions used in its calculations are reasonable, differences in actual experience or changes in assumptions could have a significant effect on the expenses, assets and liabilities related to the Company's Retirement Plans.

When actual plan experience differs from the assumptions used, actuarial gains or losses arise. Excluding differences between the expected long-term rate of return assumption and actual experience on plan assets, the Company amortizes, as a component of annual pension expense, total outstanding gains or losses over the estimated average future working lifetime of active plan participants to the extent that the gain/loss exceeds 10% of the greater of the beginning-of-year projected benefit obligation or the market-related value of plan assets. For Moody's Retirement Plans, the total losses as of December 31, 2012 that have not been recognized in annual expense are $149.6 million, and Moody's expects to recognize a net periodic benefit expense of $11.5 million in 2013 related to the amortization of actuarial losses.

For Moody's funded U.S. pension plan, the differences between the expected long-term rate of return assumption and actual experience could also affect the net periodic pension expense. As permitted under ASC Topic 715, the Company spreads the impact of asset experience over a five-year period for purposes of calculating the market-related value of assets that is used in determining the expected return on assets' component of annual expense and in calculating the total unrecognized gain or loss subject to amortization. As of December 31, 2012, the Company has an unrecognized asset gain of $1.0 million, of which $0.8 million will be recognized in the market-related value of assets that is used to calculate the expected return on assets' component of 2014 expense.

The table below shows the estimated effect that a one percentage-point decrease in each of these assumptions will have on Moody's 2013 operating income. These effects have been calculated using the Company's current projections of 2013 expenses, assets and liabilities related to Moody's Retirement Plans, which could change as updated data becomes available.

	Assumption Used for 2013		Estimated Impact on 2013 Operating Income (Decrease)/Increase
Weighted Average Discount Rates*	3.82% / 3.55%	$	(11.0)
Weighted Average Assumed Compensation Growth Rate	4.00%	$	2.5
Assumed Long-Term Rate of Return on Pension Assets	7.30%	$	(1.8)

* Weighted average discount rates of 3.82% and 3.55% for pension plans and Other Retirement Plans, respectively.

A one percentage-point increase in assumed healthcare cost trend rates will not affect 2013 projected expenses. Based on current projections, the Company estimates that expenses related to Retirement Plans will be $35.9 million in 2013 compared with $31.8 million in 2012. The expected expense increase in 2013 reflects the effects of higher benefit obligations primarily due to lower discount rate assumptions, lower expected return on plan assets due to lower long-term rate of return assumption, and higher amortization of actuarial losses.

Stock-Based Compensation

The Company records compensation expense for all share-based payment award transactions granted to employees based on the fair value of the equity instrument at the time of grant. This includes shares issued under employee stock purchase plans, stock options and restricted stock. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses assumptions and estimates that the Company believes are reasonable. Some of the assumptions and estimates, such as share price volatility and expected option holding period, are based in part on Moody's experience during the period since becoming a public company. The use of different assumptions and estimates in the Black-Scholes option pricing model could produce materially different estimated fair values for option awards and related expense.

An increase in the following assumptions would have had the following estimated effect on operating income in 2012 (dollars in millions):

	Assumption Used for 2008-2012 employee stock options	Increase in Assumption	Estimated impact on Operating Income in 2012 Increase/(Decrease)
Average Expected Dividend Yield	1.1% - 2.1%	0.1%	$ 0.2
Average Expected Share Price Volatility	25% - 48.7%	5%	$ (1.5)
Expected Option Holding Period	5.5 - 7.6 years	1.0 year	$ (0.8)

Income Taxes

The Company is subject to income taxes in the U.S. and various foreign jurisdictions. The Company's tax assets and liabilities are affected by the amounts charged for services provided and expenses incurred as well as other tax matters such as intercompany transactions. The Company accounts for income taxes under the asset and liability method in accordance with ASC Topic 740. Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.

The Company is subject to tax audits in various jurisdictions which involve Legacy Tax and other tax matters. The Company regularly assesses the likely outcomes of such audits in order to determine the appropriateness of liabilities for UTPs. The Company classifies interest related to income taxes as a component of interest expense in the Company's consolidated financial statements and associated penalties, if any, as part of other non-operating expenses.

For UTPs, ASC Topic 740 requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority. As the determination of liabilities related to UTPs and associated interest and penalties requires significant estimates to be made by the Company, there can be no assurance that the Company will accurately predict the outcomes of these audits, and thus the eventual outcomes could have a material impact on the Company's operating results or financial condition.

For certain of its non-U.S. subsidiaries, the Company has deemed the undistributed earnings relating to these subsidiaries to be indefinitely reinvested within its foreign operations. Accordingly, the Company has not provided deferred income taxes on these indefinitely reinvested earnings. It is not practicable to determine the amount of deferred taxes that might be required to be provided if such earnings were distributed in the future due to complexities in the tax laws and in the hypothetical calculations that would have to be made.

Other Estimates

In addition, there are other accounting estimates within Moody's consolidated financial statements, including recoverability of deferred tax assets, anticipated dividend distributions from non-U.S. subsidiaries and valuation of investments in affiliates. Management believes the current assumptions and other considerations used to estimate amounts reflected in Moody's consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in Moody's consolidated financial statements, the resulting changes could have a material adverse effect on Moody's consolidated results of operations or financial condition.

See Note 2 to the consolidated financial statements for further information on significant accounting policies that impact Moody's.

OPERATING SEGMENTS

The Company is organized into three operating segments: (i) MIS, (ii) MA and (iii) an immaterial operating segment that provides fixed income pricing services in the Asia-Pacific region. The aforementioned immaterial operating segment has been aggregated with the MA operating segment based on the fact that it has similar economic characteristics to MA. Accordingly, the Company reports in two reportable segments: MIS and MA. The MIS segment is comprised of all of the Company's ratings activities. All of Moody's other non-rating commercial activities are included in the MA segment.

The MIS segment consists of four lines of business—corporate finance, structured finance, financial institutions and public, project and infrastructure finance—that generate revenue principally from fees for the assignment and ongoing monitoring of credit ratings on debt obligations and the entities that issue such obligations in markets worldwide.

The MA segment, which includes all of the Company's non-rating commercial activities, develops a wide range of products and services that support financial analysis and risk management activities of institutional participants in global financial markets. The MA segment consists of three lines of business – RD&A, ERS (formerly RMS) and PS. Additionally, in the first quarter of 2012, a division within the PS LOB that provides various financial modeling services was transferred to the ERS LOB. Accordingly, the prior year revenue by LOB for MA has been reclassified to reflect this transfer.

In the fourth quarter of 2011, subsidiaries of the Company acquired Copal and B&H. Copal is an outsourced research and consulting business. B&H is a provider of insurance risk management tools. B&H and Copal are part of the MA segment and their revenues are included in the ERS and PS LOBs within MA, respectively.

The following is a discussion of the results of operations of these segments, including the intersegment royalty revenue for MIS and expense charged to MA for the rights to use and distribute content, data and products developed by MIS. The discussion also includes intersegment fees charged to MIS from MA for the use of certain MA products and services in MIS's ratings process. These fees charged by MA are generally equal to the costs incurred by MA to provide these products and services. Overhead charges and corporate expenses which exclusively benefit one segment are fully charged to that segment. Additionally, overhead costs and corporate expenses of the Company which benefit both segments are generally allocated to each segment based on a revenue-split methodology. Overhead expenses include costs such as rent and occupancy, information technology and support staff such as finance, human resources and information technology. Beginning on January 1, 2012, the Company refined its methodology for allocating certain overhead departments to its segments to better align the costs allocated based on each segment's usage of the overhead service. The refined methodology is reflected in the segment results for the year ended December 31, 2012 and accordingly, the segment results for the prior year comparative periods have been reclassified to conform to the new presentation.

RESULTS OF OPERATIONS

Year ended December 31, 2012 compared with year ended December 31, 2011

Executive Summary

Moody's revenue in 2012 totaled $2,730.3 million, an increase of $449.6 million compared to 2011 and reflected strong growth in both reportable segments. Excluding the unfavorable impact from changes in FX translation rates, revenue in 2012 increased $495.5 million compared to 2011. Total expenses were $1,652.9 million, and increased $260.6 million compared to the prior year and reflected both higher compensation and non-compensation costs, a full-year of expenses related to the fourth quarter 2011 acquisitions of Copal and B&H and a $12.2 million non-tax deductible goodwill impairment charge relating to the Company's FSTC reporting unit within MA. Operating income of $1,077.4 million in 2012, which included the aforementioned non-tax deductible goodwill impairment charge, increased $189.0 million compared to 2011 and resulted in an operating margin of 39.5% in 2012 compared to 39.0% in the prior year period. Adjusted Operating Income of $1,183.1 million in 2012 increased $215.5 million compared to 2011 resulting in an Adjusted Operating Margin of 43.3% compared to 42.4% in the prior year period. Diluted EPS of $3.05 in 2012, which included a $0.06 per share benefit related to the favorable resolution of a Legacy Tax Matter, increased $0.56 over the prior year period, which included a $0.03 per share benefit related to favorable resolutions of Legacy Tax Matters as well as other tax benefits totaling $0.09 per share. Excluding the aforementioned impacts related to the favorable resolutions of Legacy Tax Matters in both years, diluted EPS in 2012 increased $0.53 per share compared to the prior year.

Moody's Corporation

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	Year ended December 31,		% Change Favorable (Unfavorable)
	2012	**2011**	
Revenue:			
United States	**$ 1,464.1**	$ 1,177.0	24%
International:			
EMEA	**820.7**	708.4	16%
Other	**445.5**	395.3	13%
Total International	**1,266.2**	1,103.7	15%
Total	**2,730.3**	2,280.7	20%
Expenses:			
Operating	**795.0**	683.5	(16%)
SG&A	**752.2**	629.6	(19%)
Goodwill impairment charge	**12.2**	—	**NM**
Depreciation and amortization	**93.5**	79.2	(18%)
Total	**1,652.9**	1,392.3	(19%)
Operating income	**$ 1,077.4**	$ 888.4	21%
Adjusted Operating Income [1]	**$ 1,183.1**	$ 967.6	22%
Interest income (expense), net	**$ (63.8)**	$ (62.1)	(3%)
Other non-operating income (expense), net	**$ 10.4**	$ 13.5	(23%)
Net income attributable to Moody's	**$ 690.0**	$ 571.4	21%
Diluted EPS attributable to Moody's common shareholders	**$ 3.05**	$ 2.49	22%
Proforma diluted EPS attributable to Moody's common shareholders [1]	**$ 2.99**	$ 2.46	22%
Operating margin	**39.5%**	39.0%	
Adjusted Operating Margin [1]	**43.3%**	42.4%	

(1) Adjusted Operating Income, Adjusted Operating Margin and Proforma Diluted EPS attributable to Moody's Common Shareholders are non-GAAP financial measures. Refer to the section entitled "Non-GAAP Financial Measures" of this Management Discussion and Analysis for further information regarding these measures.

The table below shows Moody's global staffing by geographic area:

	December 31,		
	2012	**2011**	**% Change**
United States	**2,609**	2,465	6%
International	**4,149**	3,661	13%
Total	**6,758**[1]	6,126[1]	10%

(1) Includes approximately 1,600 and 1,300 personnel as of December 31, 2012 and 2011, respectively, relating to the 2011 MA acquisitions, of which a majority are in low-cost jurisdictions.

Global revenue of $2,730.3 million in 2012 increased $449.6 million compared to 2011 reflecting strong growth in both segments. The increase in ratings revenue compared to 2011 reflects growth across all ratings LOBs, most notably in CFG. The growth in MA reflects higher revenue across all LOBs and includes revenue from Copal and B&H, which were acquired in the fourth quarter of 2011. Transaction revenue accounted for 50% and 46% of global MCO revenue in 2012 and 2011, respectively.

U.S. revenue of $1,464.1 million increased $287.1 million over 2011, primarily reflecting growth across all ratings LOBs, most notably in CFG, coupled with growth in all LOBs within MA. Also contributing to the growth were changes in the mix of fee type, new fee initiatives and certain pricing increases in the MIS segment.

Non-U.S. revenue increased $162.5 million over 2011, reflecting strong growth in PS and ERS revenue within MA due to the acquisitions of Copal and B&H in the fourth quarter of 2011 as well as higher MIS revenue from rating investment-grade and speculative-grade corporate debt. Changes in FX translation rates had an approximate $45 million unfavorable impact on non-U.S. revenue in 2012.

Operating expenses were $795.0 million in 2012, an increase of $111.5 million from 2011 and reflected an increase in both compensation and non-compensation costs. The increase in compensation costs of approximately $96 million reflects higher salaries and related employee benefits resulting from increases in headcount which includes the fourth quarter 2011 acquisitions of Copal and B&H as well as higher headcount in both the MIS and MA base business. Also contributing to the increase in salaries and related employee benefits was the impact of annual merit increases. Additionally, the increase in compensation expense is due to higher incentive compensation reflecting greater achievement against full-year targeted results compared to achievement in the prior year period. The increase in non-compensation costs of approximately $16 million is primarily due to higher costs to support investment in IT infrastructure.

SG&A expenses of $752.2 million in 2012 increased $122.6 million from 2011 and reflected increases in both compensation and non-compensation expenses. Compensation costs increased approximately $73 million primarily due to higher salaries and related employee benefits which reflects annual merit increases and headcount growth in sales personnel within MA as well as in the support areas of compliance and IT. Also, the growth in compensation expenses reflects a full-year of costs for Copal and B&H which were acquired in the fourth quarter of 2011. Additionally, the increase in compensation expense is due to higher incentive compensation reflecting greater achievement against full-year targeted results compared to achievement in the prior year period. Non-compensation expenses increased approximately $49 million over 2011 primarily reflecting higher legal defense costs for certain matters which are more fully discussed in the "Contingencies" section of this MD&A below. The increase compared to 2011 also reflects a full-year of expenses relating to the fourth quarter 2011 acquisitions of Copal and B&H as well as investments in IT infrastructure and higher variable costs to support business growth.

The non-tax deductible goodwill impairment charge of $12.2 million relates to the FSTC reporting unit within MA. This impairment resulted from lower projected cash flows for this reporting unit as many individuals and global financial institutions have reduced spending on training and certification services amidst macroeconomic uncertainties in North America and EMEA.

Depreciation and amortization of $93.5 million in 2012 increased $14.3 million from 2011 reflecting higher amortization of: (i) internal use software; and (ii) intangible assets acquired as part of the fourth quarter 2011 acquisitions of Copal and B&H.

Operating income of $1,077.4 million increased $189.0 million from 2011, reflecting revenue growth outpacing the increase in total expenses. Adjusted Operating Income was $1,183.1 million in 2012 and increased $215.5 million compared to 2011. Operating margin and Adjusted Operating Margin in 2012 of 39.5% and 43.3%, respectively, increased 50bps and 90bps, respectively, compared to the prior year and reflected revenue growth exceeding expense growth. Changes in FX translation rates had an approximate $30 million unfavorable impact on both operating income and Adjusted Operating Income in 2012.

Interest income (expense), net in 2012 was ($63.8) million, a $1.7 million increase in expense compared to 2011. This increase is primarily due to higher interest on borrowings reflecting the issuance of the 2012 Senior Notes in the third quarter of 2012 partially offset by an approximate $7 million reversal of interest on UTPs in 2012 due to the settlement of state and local tax audits.

Other non-operating income (expense), net was $10.4 million in 2012, or $3.1 million lower compared to 2011 and reflected approximately $6 million in FX losses in 2012 compared to FX gains of approximately $3 million in 2011. The FX losses in 2012 related primarily to the decline of the euro relative to the British pound. The FX losses were partially offset by a higher Legacy Tax benefit in 2012 compared to 2011 ($12.8 million in 2012 compared to $6.4 million in 2011).

The Company's ETR was 31.7% in 2012, up slightly from 31.2% in 2011. The increase was primarily due to the reversal of UTPs in the prior year resulting from a foreign tax ruling as well as benefits from the settlement of state tax audits in 2011. These items were partially offset by the favorable impact of tax planning initiatives in 2012.

Net Income in 2012 was $690.0 million, or $3.05 per diluted share and included a $12.8 million benefit from the favorable settlement of a Legacy Tax Matter and a $12.2 million non-tax deductible goodwill impairment charge. This is an increase of $118.6 million, or $0.56 per diluted share, compared to 2011 when Net Income included a $7.0 million net benefit, or $0.03 per diluted share, relating to the favorable resolution of a Legacy Tax Matter as well as other tax benefits totaling $0.09. Excluding benefits from the favorable resolutions of Legacy Tax Matters in both 2012 and 2011, Net Income in 2012 increased $112.8 million, or $0.53 per diluted share, compared to the prior year.

Segment Results

Moody's Investors Service

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	Year ended December 31,		% Change Favorable (Unfavorable)
	2012	2011	
Revenue:			
Corporate finance (CFG)	$ 857.6	$ 652.1	32%
Structured finance (SFG)	381.0	344.6	11%
Financial institutions (FIG)	325.5	294.9	10%
Public, project and infrastructure finance (PPIF)	322.7	277.3	16%
Total external revenue	1,886.8	1,568.9	20%
Intersegment royalty	71.5	65.8	9%
Total MIS Revenue	1,958.3	1,634.7	20%
Expenses:			
Operating and SG&A (including intersegment expenses)	967.1	833.6	(16%)
Adjusted Operating Income	991.2	801.1	24%
Depreciation and amortization	44.3	41.3	(7%)
Operating income	$ 946.9	$ 759.8	25%
Adjusted Operating Margin	50.6%	49.0%	
Operating margin	48.4%	46.5%	

The following is a discussion of external MIS revenue and operating expenses:

Global MIS revenue of $1,886.8 million in 2012 increased $317.9 million compared to 2011 and reflected growth in all ratings LOBs. The growth over the prior year period reflected robust rated issuance volumes for high-yield corporate debt and bank loans as well as investment-grade corporate debt. Additionally, the growth reflects higher rated issuance within public finance. The growth also reflected changes in the mix of fee type, new fee initiatives and certain pricing increases, primarily in the U.S. Transaction revenue for MIS was 62% and 58% in 2012 and 2011, respectively.

In the U.S., revenue was $1,112.9 million in 2012, an increase of $233.8 million, or 27% compared to 2011. The increase reflects the aforementioned robust rated issuance volumes in the high-yield and investment-grade corporate debt sectors as well as the public finance sector. The increase also reflects growth in rated issuance volumes for CMBS within SFG and the aforementioned changes in the mix of fee type, new fee initiatives and certain pricing increases.

Non-U.S. revenue was $773.9 million in 2012, an increase of $84.1 million, or 12%, compared to 2011. The growth over 2011 reflects higher rated issuance volumes for investment grade corporate debt as well as high-yield corporate debt and bank loans across all regions. Additionally, there was higher banking-related revenue across all regions coupled with higher infrastructure finance issuance in EMEA. Also contributing to the growth over 2011 were benefits from changes in the mix of fee type, new fee initiatives and certain pricing increases. Partially offsetting these increases were declines across most asset classes within SFG in the EMEA region. Changes in FX translation rates had an approximate $37 million unfavorable impact on non-U.S. MIS revenue in 2012.

Global CFG revenue of $857.6 million in 2012 increased $205.5 million from 2011 reflecting growth in rated issuance volumes for high-yield and investment-grade corporate debt across all regions. Additionally, there was an increase in monitoring fees as well as fees for commercial paper and medium term note programs. Also contributing to the growth in revenue were changes in the mix of fee type, new fee initiatives and certain pricing increases, primarily in the U.S. The aforementioned higher rated issuance volumes for investment grade corporate debt largely reflected issuers taking advantage of the overall low interest rate environment to issue new debt as well as refinance existing borrowings. The increase in U.S. rated issuance volumes in the high-yield sector reflects the current low interest rate environment coupled with an increase in investor demand for higher-yielding securities. Transaction revenue represented 74% of total CFG revenue in 2012, compared to 71% in 2011. In the U.S., revenue in 2012 was $561.8 million, or $139.5 million higher than 2011. Internationally, revenue of $295.8 million in 2012 increased $66.0 million compared to 2011. Unfavorable changes in FX translation rates had an approximate $14 million impact on international CFG revenue in 2012.

Global SFG revenue of $381.0 million in 2012 increased $36.4 million compared to 2011 and reflected higher rated issuance volumes across all asset classes in the U.S. These increases were partially offset by revenue declines in all asset classes in the EMEA region.

The aforementioned increases in the U.S. resulted in transaction revenue increasing to 58% of total SFG revenue in 2012 compared to 52% in 2011. In the U.S., revenue of $207.4 million increased $45.8 million compared to 2011, reflecting growth in REIT, CMBS, collateralized loan obligation and asset-backed securities rated issuance volumes. The growth in these asset classes reflects the current low interest rate environment and narrow credit spreads for these securities. The growth in CMBS rated issuance volumes also reflects increasing activity in bank conduit operations. Non-U.S. revenue in 2012 of $173.6 million decreased $9.4 million compared to 2011. This decrease was primarily due to lower asset-backed securities issuance in EMEA reflecting strong issuance in 2011 when issuers were requesting a second rating for these securities in the first quarter of 2011, which was a new requirement by the ECB for existing asset-backed securities that could be used as collateral in Eurosystem credit operations. The decrease also reflects lower covered bond issuance in the EMEA region due to continued macroeconomic uncertainties in Europe. These decreases were partially offset by modest growth across many asset classes in the Asia-Pacific and Americas regions. Unfavorable changes in FX translation rates had an approximate $11 million impact on international SFG revenue in 2012.

Global FIG revenue of $325.5 million in 2012 was $30.6 million higher compared to 2011 and reflected higher banking-related issuance in the U.S. as well as the Asia and Americas regions coupled with benefits from changes in the mix of fee type, new fee initiatives and pricing increases, primarily in the U.S. Also contributing to the increase was higher insurance revenue in the U.S. reflecting issuers opportunistically refinancing debt amidst favorable interest rate conditions coupled with issuance to fund M&A activity in the sector. Transaction revenue was 37% of total FIG revenue in 2012 compared to 34% in 2011. In the U.S. and internationally, revenue was $135.0 million and $190.5 million, respectively, for 2012, or 14% and 8% higher, respectively, compared to 2011. Unfavorable changes in FX translation rates had an approximate $8 million impact on international FIG revenue in 2012.

Global PPIF revenue was $322.7 million in 2012, an increase of $45.4 million compared to 2011, primarily reflecting both increases in U.S. public and project finance rated issuance volumes as well as the favorable impact of the aforementioned changes in the mix of fee type, new fee initiatives and pricing increases, primarily in the U.S. Revenue generated from new transactions was 61% and 58% of total PPIF revenue in 2012 and 2011, respectively. In the U.S., revenue in 2012 was $208.7 million and increased $32.2 million compared to 2011 reflecting higher rated issuance volumes in PFG and project finance as well as the aforementioned pricing increases. The increase in rated issuance volumes within PFG reflects issuers opportunistically refinancing obligations ahead of scheduled maturities in the current low interest rate environment as well as a challenging prior year period when issuance had declined reflecting the expiration of the Build America Bond Program in the fourth quarter of 2010. Outside the U.S., PPIF revenue increased 13% compared to 2011 due to growth in infrastructure finance rated issuance volumes in the EMEA region which reflects a partial easing of macroeconomic concerns following the ECB's bond purchasing program announced in the third quarter of 2012. Unfavorable changes in FX translation rates had an approximate $5 million impact on international PPIF revenue in 2012.

Operating and SG&A expenses in 2012 increased $133.5 million compared to 2011 and reflected increases in compensation and non-compensation costs of approximately $87 million and $47 million, respectively. The increase in compensation costs reflects higher salaries and employee benefits resulting from annual merit increases, headcount growth in the ratings LOBs as well as in support areas such as IT, finance and human resources for which the costs are allocated to each segment based on a revenue-split methodology. The increase in compensation costs is also due to higher incentive compensation which reflects greater achievement against full-year 2012 targeted results compared to achievement in 2011. Compensation costs also increased due to higher pension expense resulting from a decrease in the discount rate used to value the Company's obligation and higher amortization of actuarial losses. The increase in non-compensation expenses reflected higher costs resulting from the Company's continued investment in improving IT infrastructure and regulatory and compliance initiatives coupled with higher variable costs reflecting improving business conditions. Additionally, the increase in non-compensation expenses reflects higher legal defense costs relating to ongoing matters, which are more fully discussed in the "Contingencies" section of this MD&A.

Adjusted Operating Income in 2012 was $991.2 million, an increase of $190.1 million compared to 2011. Operating income in 2012 of $946.9 million, which includes intersegment royalty revenue and intersegment expenses, increased $187.1 million from 2011 and reflects the $323.6 million increase in total MIS revenue outpacing the $136.5 million increase in total expenses. Adjusted Operating Margin and operating margin were 50.6% and 48.4%, respectively, or 160bps and 190bps higher compared to 2011 reflecting revenue growth exceeding the increase in expenses.

Moody's Analytics

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	Year ended December 31, 2012	2011	% Change Favorable (Unfavorable)
Revenue:			
Research, data and analytics (RD&A)	$ **491.0**	$ 451.3	9%
Enterprise risk solutions (ERS)	**242.6**	196.1	24%
Professional services (PS)	**109.9**	64.4	71%
Total external revenue	**843.5**	711.8	19%
Intersegment revenue	**11.8**	10.6	11%
Total MA Revenue	**855.3**	722.4	18%
Expenses:			
Operating and SG&A (including intersegment expenses)	**663.4**	555.9	(19%)
Adjusted Operating Income	**191.9**	166.5	15%
Depreciation and amortization	**49.2**	37.9	(30%)
Goodwill impairment charge	**12.2**	—	**NM**
Operating income	$ **130.5**	$ 128.6	1%
Adjusted Operating Margin	**22.4%**	23.0%	
Operating margin	**15.3%**	17.8%	

The following is a discussion of external MA revenue and operating expenses:

Global MA revenue increased $131.7 million compared to 2011, with 60% of the growth generated internationally, and included revenue from Copal and B&H which were acquired in the fourth quarter of 2011. Recurring revenue comprised 77% of total MA revenue in 2012 compared to 80% in 2011.

In the U.S., revenue of $351.2 million in 2012 increased $53.3 million, and reflected growth across all three LOBs. International revenue of $492.3 million in 2012 was $78.4 million higher than in 2011, and reflected growth across all LOBs.

Global RD&A revenue, which comprised 58% and 63% of MA external revenue in 2012 and 2011, respectively, increased $39.7 million in 2012. The growth was primarily due to increased sales of credit research via the CreditView product and solid growth from other data and analytic products. Global ERS revenue in 2012 increased $46.5 million over 2011, due to revenue from the acquisition of B&H in the fourth quarter of 2011 coupled with good growth in the base business. Revenue from the PS LOB increased $45.5 million compared to 2011, with substantially all of the growth reflecting the acquisition of Copal in the fourth quarter of 2011. Revenue in the ERS and PS LOBs are subject to quarterly volatility resulting from the variable nature of project timing and the concentration of revenue in a relatively small number of engagements.

Operating and SG&A expenses in 2012, which include the intersegment royalty for the right to use and distribute content, data and products developed by MIS, increased $107.5 million compared to 2011 reflecting both higher compensation and non-compensation costs of approximately $82 million and $26 million, respectively. The increase in compensation costs reflects higher headcount relating to the acquisitions of Copal and B&H in the fourth quarter of 2011 as well as to support business growth coupled with annual merit increases. The increase in non-compensation costs reflects expenses related to the acquisitions of Copal and B&H which were acquired in the fourth quarter of 2011, as well as increases in certain variable costs that are correlated with business growth.

Depreciation and amortization of $49.2 million in 2012 increased $11.3 million from 2011 reflecting higher amortization related to intangible assets acquired as part of the fourth quarter 2011 acquisitions of Copal and B&H.

The non-tax deductible goodwill impairment charge of $12.2 million relates to the FSTC reporting unit within MA. This impairment resulted from lower than expected projected growth for this reporting unit as many individuals and global financial institutions have reduced spending on training and certification services amidst macroeconomic uncertainties in North America and EMEA.

Adjusted Operating Income was $191.9 million in 2012, including intersegment revenue and expenses, and increased $25.4 million compared to 2011. Adjusted Operating Margin for 2012 was 22.4%, compared to 23.0% in 2011. Operating income of $130.5 million in 2012, which includes intersegment revenue and expenses, increased $1.9 million compared to 2011 and resulted in an operating margin of 15.3%, a decline of 250bps from the prior year reflecting the aforementioned increase in depreciation and amortization and the non-tax deductible goodwill impairment charge being partially offset by strong total revenue growth.

Year Ended December 31, 2011 compared with Year Ended December 31, 2010

Executive Summary

Moody's revenue in 2011 totaled $2,280.7 million, an increase of $248.7 million compared to 2010. Excluding the favorable impact from changes in FX translation rates, revenue in 2011 increased approximately $221 million compared to 2010. Total expenses were $1,392.3 million, an increase of $133.1 million compared to 2010 of which approximately $25 million was due to unfavorable changes in FX translation rates. Operating income of $888.4 million in 2011 increased $115.6 million compared to 2010 resulting in an operating margin of 39% compared to 38% in the prior year period. Adjusted Operating Income of $967.6 million in 2011 increased $128.4 million compared to 2011 resulting in an Adjusted Operating Margin of 42.4% compared to 41.3% in the prior year. Diluted EPS of $2.49 for 2011, which included a $0.03 benefit related to the favorable resolution of a Legacy Tax Matter as well as other tax benefits totaling $0.09, increased $0.34 over 2010, which included a $0.15 tax benefit on foreign earnings that are indefinitely reinvested, foreign tax credits and lower state taxes. Excluding the $0.03 favorable impact relating to the resolution of Legacy Tax Matters in 2011, diluted EPS of $2.46 increased $0.33, or 15%, from $2.13 in 2010, which excludes a prior year favorable impact of $0.02 related to the resolution of a Legacy Tax Matter.

Moody's Corporation

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	Year Ended December 31, 2011	Year Ended December 31, 2010	% Change Favorable (Unfavorable)
Revenue:			
United States	$ 1,177.0	$ 1,089.5	8%
International:			
EMEA	708.4	627.4	13%
Other	395.3	315.1	25%
Total International	1,103.7	942.5	17%
Total	2,280.7	2,032.0	12%
Expenses:			
Operating	683.5	604.8	(13%)
SG&A	629.6	588.0	(7%)
Restructuring	—	0.1	100%
Depreciation and amortization	79.2	66.3	(19%)
Total	1,392.3	1,259.2	(11%)
Operating income	$ 888.4	$ 772.8	15%
Adjusted Operating Income (1)	$ 967.6	$ 839.2	15%
Interest income (expense), net	$ (62.1)	$ (52.5)	(18%)
Other non-operating income (expense), net	$ 13.5	$ (5.9)	329%
Net income attributable to Moody's	$ 571.4	$ 507.8	13%
Diluted EPS attributable to Moody's common shareholders	$ 2.49	$ 2.15	16%
Proforma diluted EPS attributable to Moody's common shareholders (1)	$ 2.46	$ 2.13	15%
Operating margin	39.0%	38.0%	
Adjusted Operating Margin (1)	42.4%	41.3%	

(1) Adjusted Operating Income, Adjusted Operating Margin and Proforma diluted EPS attributable to Moody's common shareholders are non-GAAP financial measures. Refer to the section entitled "Non-GAAP Financial Measures" of this MD&A for further information regarding these measures.

The table below shows Moody's global staffing by geographic area:

	December 31,		
	2011	2010	% Change
United States	**2,465**	2,333	6%
International	**3,661**	2,128	72%
Total *	**6,126**	4,461	37%

* Total as of December 31, 2011 includes approximately 1,300 staff from fourth quarter 2011 MA acquisitions, of which a significant portion are based in low cost jurisdictions

Global revenue of $2,280.7 million in 2011 increased $248.7 million compared to 2010 reflecting strong growth in both segments. The increase in ratings revenue compared to 2010 reflects growth across all ratings LOBs, most notably from within CFG and SFG. The growth in MA revenue reflects higher revenue across all LOBs, most notably in PS which includes revenue from CSI and Copal which were acquired in the fourth quarter of 2010 and 2011, respectively. Transaction revenue accounted for 46% of global MCO revenue in 2011, compared to 44% in the prior year.

U.S. revenue of $1,177.0 million increased $87.5 million over 2010, primarily reflecting growth in CFG largely due to changes in the mix of fee type, new fee initiatives and certain pricing increases. The growth over the prior year also reflects strong rated issuance volumes in the first half of 2011 for investment-grade corporate debt. Further contributing to the growth in U.S. ratings revenue over 2010 were higher rated issuance volumes in CREF within SFG. The aforementioned growth in ratings revenue was partially offset by declines in U.S. public and project finance rated issuance. Additionally, the increase over 2010 reflects positive results in all LOBs within MA.

Non-U.S. revenue increased $161.2 million over 2010, reflecting growth in all LOBs within both segments. The most notable growth in non-U.S. ratings revenue resulted from higher rated issuance volumes in the EMEA and Asia regions for most asset classes within SFG as well as higher investment-grade and speculative-grade issuance in the EMEA region in the first half of 2011. Additionally, the growth over 2010 reflects higher infrastructure finance and banking-related issuance in the EMEA and Asia regions. Furthermore, there was strong growth in Indicative Ratings across all regions. The increase in non-U.S. MA revenue reflects growth across all LOBs, most notably in PS, where the growth for this LOB is attributed to the acquisitions of CSI and Copal in the fourth quarter of 2010 and 2011, respectively. Changes in FX translation rates had an approximate $28 million favorable impact on non-U.S. revenue for the year ended December 31, 2011.

Operating expenses were $683.5 million in 2011, an increase of $78.7 million from 2010 and reflected both higher compensation and non-compensation costs. Compensation costs increased approximately $44 million in 2011 reflecting higher salaries and related employee benefits which has resulted from increases in headcount in both the MIS and MA segments coupled with annual merit increases. Non-compensation costs have increased approximately $34 million over 2010 reflecting higher costs resulting from the Company's ongoing investments in technology infrastructure as well as higher travel-related and other variable costs which are correlated with improved overall business conditions in both segments. Also, the increase is due to unfavorable changes in FX translation rates compared to the prior year. Additionally, the increase in both compensation and non-compensation costs compared to 2010 reflects costs from CSI which was acquired in the fourth quarter of 2010 as well as costs related to Copal and B&H which were acquired in the fourth quarter of 2011.

SG&A expenses of $629.6 million in 2011 increased $41.6 million from 2010. Compensation costs increased approximately $41 million primarily due to higher salaries and related employee benefits which reflects annual merit increases and headcount growth in support areas such as compliance and IT. Non-compensation expenses were flat compared to 2010 reflecting the offsetting effects of higher professional service costs relating to ongoing investments in technology infrastructure and fees relating to fourth quarter 2011 acquisitions in the MA segment being offset by lower legal and litigation-related costs.

Depreciation and amortization of $79.2 million in 2011 increased $12.9 million from 2010 and reflected higher amortization for software developed or obtained for internal use coupled with higher amortization related to intangible assets acquired as part of the fourth quarter 2010 and 2011 MA acquisitions.

Operating income of $888.4 million increased $115.6 million from 2010, reflecting the 12% increase in revenue exceeding the 11% increase in operating expenses. Adjusted Operating Income was $967.6 million in 2011 and increased $128.4 million compared to 2010. Operating margin and Adjusted Operating Margin in 2011 of 39.0% and 42.4%, respectively, increased 100 bps and 110 bps, respectively, compared to the prior year reflecting revenue growth exceeding expense growth. Changes in FX translation rates had an approximate $4 million favorable impact on operating income in 2011.

Interest (expense) income, net for 2011 was ($62.1) million, a $9.6 million increase in expense compared to 2010. This increase is primarily due to higher expense on borrowings reflecting a full-year of interest on the $500 million 2010 Senior Notes issued in August

2010 partially offset by lower interest expense on the $300 million Series 2005-1 Notes resulting from benefits on interest rate swaps entered into in the fourth quarter of 2010 to convert the fixed rate of interest on the notes to a floating LIBOR-based rate. This increase in interest expense on borrowings was partially offset by a reversal of interest on UTPs of approximately $3 million related to the favorable resolution of a state tax matter. Additionally, there were benefits of $3.7 million and $2.5 million in 2011 and 2010, respectively, related to the favorable resolution of Legacy Tax Matters. The benefit in 2011 consists of a $2.8 million reversal of interest expense related to a matter for which the statute of limitations had lapsed coupled with $0.9 million in interest income received for the settlement of a matter for a tax year that preceded the 2000 Distribution. The benefit in 2010 reflects interest income received for the favorable settlement of Legacy Tax Matters.

Other non-operating (expense) income, net of $13.5 million in 2011 increased $19.4 million compared to 2010. The increase in income reflects a $6.4 million reversal of reserves in the first half of 2011 for the lapse of a statute of limitations relating to a Legacy Tax Matter. Additionally, there were FX gains of approximately $3 million in 2011 compared to FX losses of approximately $5 million in 2010. The gains in 2011 primarily reflect transaction gains on the euro and British pound in the first half of 2011. The losses in the prior year period primarily reflected the weakening of the euro to the British pound over the course of 2010.

Moody's ETR was 31.2% in 2011, up from 28.1% in 2010. The increase was primarily due to tax benefits in 2010 relating to utilization of foreign tax credits, lower state taxes and the indefinite reinvestment of certain foreign earnings, which were only partially offset by beneficial UTP adjustments relating to a foreign tax ruling and the settlement of state tax audits in 2011.

Net Income in 2011 was $571.4 million, or $2.49 per diluted share and increased $63.6 million, or $0.34 per diluted share, compared to 2010. The increase in EPS over 2010 reflects higher Net Income coupled with fewer diluted shares outstanding compared to 2010. Excluding net benefits from the favorable resolution of Legacy Tax Matters in both periods as well as minor restructuring-related adjustments in 2010, Net Income increased $61.1 million, or 12%, to $564.4 million, resulting in a $0.33, or 15%, increase in diluted EPS compared to 2010.

Segment Results

Moody's Investors Service

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	Year Ended December 31,		% Change Favorable (Unfavorable)
	2011	2010	
Revenue:			
Corporate finance (CFG)	$ 652.1	$ 563.9	16%
Structured finance (SFG)	344.6	290.8	19%
Financial institutions (FIG)	294.9	278.7	6%
Public, project and infrastructure finance (PPIF)	277.3	271.6	2%
Total external revenue	1,568.9	1,405.0	12%
Intersegment royalty	65.8	61.3	7%
Total MIS Revenue	1,634.7	1,466.3	11%
Expenses:			
Operating and SG&A (including intersegment expenses)	833.6	783.9	(6%)
Adjusted Operating Income	801.1	682.4	17%
Depreciation and amortization	41.3	35.2	(17%)
Operating income	$ 759.8	$ 647.2	17%
Adjusted Operating Margin	49.0%	46.5%	
Operating margin	46.5%	44.1%	

The following is a discussion of external MIS revenue and operating expenses:

Global MIS revenue of $1,568.9 million in 2011 increased $163.9 million compared to 2010, reflecting growth across all ratings LOBs. The principal driver of the MIS revenue growth reflected changes in the mix of fee type, new fee initiatives and certain pricing increases, primarily in the U.S. The growth also reflected higher rated issuance for investment-grade corporate debt and bank loans, most notably in the first half of 2011, resulting from the low interest rate environment throughout 2011. These increases were partially offset by significant declines in speculative-grade corporate debt issuance in the second half of 2011 which reflected a considerable widening of high-yield credit spreads relating to uncertainties in the U.S. and EMEA capital markets. Additionally, there was growth across most asset classes within SFG compared to challenging conditions in the securitization markets in 2010 as well as stronger banking and insurance-related issuance within FIG and infrastructure finance revenue within PPIF in the first half of the year. Transaction revenue for MIS in 2011 was 58% of total revenue compared to 57% in 2010, with the increase primarily reflecting the aforementioned growth in rated issuance in the CFG and SFG LOBs.

In the U.S., revenue was $879.1 million in 2011 and increased $63.7 million, or 8%, compared to 2010. The increase reflects the aforementioned changes in the mix of fee type, new fee initiatives and certain pricing increases as well as strong rated issuance volumes for investment-grade corporate debt and bank loans in the first half of 2011. Additionally, there were higher rated issuance volumes in the CREF asset class within SFG compared to 2010. These increases were partially offset by declines in rated issuance volumes for high-yield corporate debt in the second half of 2011 coupled with declines in rated issuance for U.S. public finance in 2011.

Non-U.S. revenue was $689.8 million in 2011 and increased $100.2 million, or 17%, compared to 2010. The increase reflects higher rated issuance volumes in the EMEA region across most asset classes within SFG as well as higher infrastructure finance revenue across all regions. Additionally, the increase reflects good growth in revenue from rating high-yield and investment-grade corporate debt as well as higher banking and insurance-related rated issuance in the EMEA region. Changes in FX translation rates had an approximate $28 million favorable impact on non-U.S. MIS revenue in 2011.

Global CFG revenue of $652.1 million in 2011 increased $88.2 million from 2010. The principal driver of the revenue growth reflected changes in the mix of fee type, new fee initiatives and certain pricing increases, primarily in the U.S. The increase over the prior year also includes strong growth in rated issuance volumes in the first half of the year for investment-grade corporate bonds and bank loans reflecting issuers taking advantage of the overall low interest rate environment to refinance existing borrowings. These increases were partially offset by declines in rated issuance volumes in the second half of 2011 resulting from higher credit spreads on speculative-grade corporate debt which reflected uncertainties in the EU sovereign debt markets coupled with concerns over the potential weakening of macroeconomic conditions in the U.S. Additionally, the growth over 2010 reflects higher surveillance revenue. Transaction revenue represented 71% of total CFG revenue in 2011 compared to 73% in 2010. In the U.S., revenue in 2011 was $422.3 million, or $52.8 million higher than 2010. The increase primarily reflected the aforementioned changes in the mix of fee type, new fee initiatives and certain pricing increases coupled with growth in rated issuance for investment-grade corporate debt throughout 2011 as well as bank loans in the first half of 2011. These increases in rated issuance volumes reflect the overall current low interest rate environment which has resulted in issuers opportunistically refinancing debt ahead of scheduled maturities. Also, the growth in investment-grade corporate debt reflects an increase in issuance to fund merger and acquisition-related activity. These increases were partially offset by declines in rated issuance volumes for high-yield corporate debt in the second half of 2011 due to significantly higher credit spreads on these securities reflecting macroeconomic uncertainty in the U.S. and EMEA. Internationally, revenue of $229.8 million in 2011 increased $35.4 million compared to 2010. This increase was driven by rated issuance growth in high-yield corporate debt and bank loans in the first half of 2011 before sovereign debt uncertainties in the EMEA region, which were exacerbated in the second half of 2011, resulted in a pull-back of both investment-grade and high-yield issuance. The growth in non-U.S. revenue over 2010 also reflected an increase in Indicative Ratings assigned. Favorable changes in FX translation rates had an approximate $9 million impact on international CFG revenue in 2011.

Global SFG revenue of $344.6 million in 2011 increased $53.8 million compared to 2010, primarily reflecting growth in most asset classes internationally coupled with strong growth in rated CMBS issuance volumes in the U.S. The aforementioned growth resulted in transaction revenue increasing to 52% of total SFG revenue in 2011 compared to 43% in 2010. In the U.S., revenue of $161.6 million increased $18.7 million compared to 2010, reflecting good growth in CMBS rated issuance volumes due to the current favorable credit market environment and narrow credit spreads for this asset class for most of 2011. Non-U.S. revenue in 2011 of $183.0 million increased $35.1 million compared to 2010, primarily reflecting growth across most asset classes within the EMEA region, most notably in the ABS, RMBS and covered bonds sectors compared to a challenging prior year period in the non-U.S. securitization markets. The increases in ABS and RMBS also reflected issuers requesting a second rating for these securities in the first quarter of 2011, which was a new requirement by the ECB for existing asset-backed securities that could be used as collateral in Eurosystem credit operations. Favorable changes in FX translation rates had an approximate $10 million impact on international SFG revenue in 2011.

Global FIG revenue of $294.9 million in 2011 increased $16.2 million compared to the same period in 2010 with the increase almost entirely reflecting the favorable impact of the aforementioned changes in the mix of fee type, new fee initiatives and pricing increases, primarily in the U.S. Additionally, higher rated issuance volumes in the first half of 2011 were mostly offset by volume declines in the second half of 2011 which resulted from uncertainties in the European sovereign debt markets. Transaction revenue was 34% of total FIG revenue in 2011, compared to 37% in 2010. In the U.S., revenue of $118.7 million in 2011 increased $4.3 million compared to the prior year. Outside the U.S., revenue in 2011 was $176.2 million, or $11.9 million higher than 2010, and was primarily due to growth in banking and insurance revenue in the EMEA and Asia regions. Favorable changes in FX translation rates had an approximate $6 million impact on international FIG revenue in 2011.

Global PPIF revenue was $277.3 million in 2011, an increase of $5.7 million compared to 2010. The principal driver of the increase reflected changes in the mix of fee type, new fee initiatives and certain pricing increases, primarily in the U.S. This increase was partially offset by declines in U.S. public and project finance issuance. Revenue generated from new transactions was 58% of total PPIF revenue in 2011, compared to 59% in 2010. In the U.S., revenue in 2011 of $176.5 million decreased $12.1 million compared to 2010 primarily due to declines in public and project finance rated issuance partially offset by the aforementioned changes in the mix of fee type, new fee initiatives and pricing changes. These declines in rated issuance volumes reflected decreases in state and local government spending and the expiration of the Build America Bond Program in the fourth quarter of 2010, which was implemented in the U.S. as part of the American Recovery and Reinvestment Act of 2009. Outside the U.S., PPIF revenue increased 21% compared to 2010 due to growth in infrastructure finance revenue across all non-U.S. regions. Favorable changes in FX translation rates had an approximate $4 million impact on international PPIF revenue in 2011.

Operating and SG&A expenses in 2011 increased $49.7 million compared to the same period in 2010 reflecting higher compensation costs of approximately $41 million coupled with higher non-compensation expenses of approximately $8 million. The increase in compensation costs reflects higher salaries and related employee benefits resulting from annual merit increases, modest headcount growth in the ratings LOBs as well as in support areas such as IT for which the costs are allocated to each segment based on a revenue-split methodology. The increase in non-compensation expenses reflects: (i) higher costs related to the Company's continued investment in IT infrastructure, (ii) higher rent and occupancy costs relating to various real estate relocation and expansion projects and (iii) higher variable costs such as T&E to support business growth. These increases were partially offset by lower legal and litigation-related costs as well as lower bad debt expense compared to 2010.

Adjusted Operating Income in 2011 was $801.1 million, an increase of $118.7 million compared to 2010. Operating income in 2011 of $759.8 million, which includes intersegment royalty revenue and intersegment license expense, increased $112.6 million from 2010 and reflects the 11% increase in total MIS revenue outpacing the 7% increase in total operating expenses. Adjusted Operating Margin and operating margin were 49.0% and 46.5%, respectively, or 250bps and 240bps higher compared to 2010 reflecting revenue growth exceeding the increase in expenses.

Moody's Analytics

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	Year Ended December 31,		% Change Favorable (Unfavorable)
	2011	**2010**	
Revenue:			
Research, data and analytics (RD&A)	$ **451.3**	$ 425.0	**6%**
Enterprise risk solutions (ERS)	**196.1**	180.7	**9%**
Professional services (PS)	**64.4**	21.3	**202%**
Total external revenue	**711.8**	627.0	**14%**
Intersegment revenue	**10.6**	9.3	**14%**
Total MA Revenue	**722.4**	636.3	**14%**
Expenses:			
Operating and SG&A (including intersegment expenses)	**555.9**	479.5	**(16%)**
Adjusted Operating Income	**166.5**	156.8	**6%**
Depreciation and amortization	**37.9**	31.1	**(22%)**
Restructuring	**—**	0.1	**100%**
Operating income	$ **128.6**	$ 125.6	**2%**
Adjusted Operating Margin	**23.0%**	24.6%	
Operating margin	**17.8%**	19.7%	

The following is a discussion of external MA revenue and operating expenses:

Global MA revenue increased $84.8 million compared to 2010, with 72% of the growth generated internationally, and reflected revenue from CSI which was acquired in the fourth quarter of 2010 as well as revenue from Copal and B&H which were acquired in the fourth quarter of 2011. Recurring revenue comprised 80% of total MA revenue in 2011 compared to 85% in 2010.

In the U.S., revenue of $297.9 million in 2011 increased $23.8 million, primarily reflecting growth in RD&A and ERS. International revenue of $413.9 million in 2011 was $61.0 million higher than in 2010. The increase reflected growth across all LOBs, most notably in PS which includes revenue from the CSI and Copal acquisitions which were completed in the fourth quarter of 2010 and 2011, respectively.

Global RD&A revenue, which comprised over 63% of MA revenue in both 2011 and 2010, increased $26.3 million over 2010 reflecting greater demand for products that support analysis for investment and commercial credit applications. Global ERS revenue in 2011 increased $15.4 million over the same period in 2010, due to the final delivery and client acceptance of software licenses and implementations. Revenue from the PS LOB increased $43.1 million compared to 2010, with the growth reflecting the acquisitions of CSI and Copal in the fourth quarter of 2010 and 2011, respectively, coupled with growth in the base business. Revenue in the ERS and PS LOBs are subject to quarterly volatility resulting from the variable nature of project timing and the concentration of revenue in a relatively small number of engagements.

Operating and SG&A expenses in 2011, which include the intersegment royalty for the right to use and distribute content, data and products developed by MIS, increased $76.4 million compared to 2010 reflecting both higher compensation and non-compensation costs of approximately $44 million and $33 million, respectively. The increase in compensation costs reflects higher salaries and related employee benefits resulting from annual merit increases coupled with a full year of compensation costs relating to the acquisition of CSI in the fourth quarter of 2010 as well as increased headcount to support business growth. Additionally, the increase in compensation costs reflects higher incentive compensation primarily due to the aforementioned growth in headcount. The increase in non-compensation costs reflects a full-year of expenses related to CSI which was acquired in the fourth quarter of 2010, approximately $8 million in costs directly related to the fourth quarter 2011 acquisitions of Copal and B&H as well as higher variable costs, such as T&E, that are correlated with business growth.

Depreciation and amortization of $37.9 million in 2011 increased $6.8 million from 2010 and reflected higher amortization related to intangible assets acquired as part of the acquisitions of CSI in the fourth quarter of 2010 as well as Copal and B&H in the fourth quarter of 2011.

Adjusted Operating Income was $166.5 million in 2011, including intersegment revenue and expenses, and increased $9.7 million compared to 2010. Adjusted Operating Margin for 2011 was 23.0%, compared to 24.6% in 2010. Operating income of $128.6 million in 2011, which includes intersegment license fee revenue and intersegment royalty expense, increased $3.0 million compared to 2010, reflecting the $86.1 million increase in total MA revenue exceeding the $83.1 million increase in total expenses. The operating margin in 2011 was 17.8% compared to 19.7% in the prior year.

MARKET RISK

Foreign exchange risk:

Moody's maintains a presence in 27 countries outside the U.S. In 2012, approximately 49% and 56% of the Company's revenue and expenses, respectively, were in currencies other than the U.S. dollar, principally in the GBP and the euro. As such, the Company is exposed to market risk from changes in FX rates. As of December 31, 2012, approximately 48% of Moody's assets were located outside the U.S. making the Company susceptible to fluctuations in FX rates. The effects of translating assets and liabilities of subsidiaries with non-U.S. functional currencies to the U.S. dollar are charged or credited to the cumulative translation adjustment account in the consolidated statements of shareholders' equity (deficit).

The effects of revaluing assets and liabilities that are denominated in currencies other than a subsidiary's functional currency are charged to other non-operating income (expense), net in the Company's consolidated statements of operations. Accordingly, the Company enters into foreign exchange forwards to mitigate the change in fair value on certain assets and liabilities denominated in currencies other than a subsidiary's functional currency. If foreign currencies in the Company's foreign exchange forward portfolio were to devalue 10% compared to the U.S. dollar, there would be an approximate $3 million unfavorable impact to the fair value of the forward contracts. Additionally, if foreign currencies in the Company's foreign exchange forward portfolio were to devalue 10% compared to the euro, there would be an approximate $1 million unfavorable impact to the fair value of the forward contracts. These unfavorable changes in fair value of the foreign exchange forward contracts would be offset by favorable FX revaluation gains in future earnings on underlying assets and liabilities denominated in currencies other than a subsidiary's functional currency. Additional information on the Company's forward contracts can be found in Note 5 to the consolidated financial statements located in Item 8 of this Form 10K.

Additionally, The Company enters into foreign currency forward contracts to hedge the exposure related to non-U.S. dollar net investments in certain foreign subsidiaries against adverse changes in foreign exchange rates. Any change in the fair value of these hedges that is the result of ineffectiveness would be recognized immediately in other non-operating (expense) income in the Company's consolidated statements of operations. As of December 31, 2012 all gains and losses on these derivatives designated as net investment hedges are recognized in the currency translation adjustment component of AOCI. If the euro were to appreciate 10% compared to the U.S. dollar, there would be an approximate $6 million unfavorable impact to the currency translation adjustment component of AOCI.

Moody's aggregate cash and cash equivalents of $1,755.4 million at December 31, 2012 consisted of $874.0 million located outside the U.S. As such, a decrease in the value of foreign currencies against the U.S. dollar, particularly the euro and GBP, could reduce the reported amount of USD cash and cash equivalents.

Credit and Interest rate risk:

The Company's interest rate risk management objective is to reduce the funding cost and volatility to the Company and to alter the interest rate exposure to the desired risk profile. Moody's uses interest rate swaps as deemed necessary to assist in accomplishing this objective.

The Company is exposed to interest rate risk as it relates to its floating rate $150 million 2008 Term Loan entered into on May 7, 2008. The Company entered into interest rate swaps with a total notional amount of $150 million to protect against fluctuations in the LIBOR-based variable interest rate. These swaps are adjusted to fair market value based on prevailing interest rates at the end of each reporting period and fluctuations related to unrealized gains and losses are recorded into AOCI, while net interest payments are recorded in interest expense (income), net in the consolidated statements of operations. A hypothetical change of 100bps in the LIBOR-based swap rate would result in an approximate $0.2 million change to the fair value of these interest rate swaps which would be recognized in the statement of operations over the swaps remaining contractual term. Additional information on this interest rate swap is disclosed in Note 5 to the consolidated financial statements located in Item 8 of this Form 10K.

Additionally, the Company is exposed to interest rate risk on its various outstanding fixed rate debt for which the fair value of the outstanding fixed rate debt fluctuates based on changes in interest rates. The Company entered into interest rate swaps with a total notional amount of $300 million in the fourth quarter of 2010 to convert the fixed rate of interest on its $300 million Series 2005-1 Notes to a floating interest rate based on the 3 month LIBOR. These swaps are adjusted to fair market value based on prevailing interest rates at the end of each reporting period and fluctuations are recorded as a reduction or addition to the carrying value of the Series 2005-1 Notes, while net interest payments are recorded as interest expense/income in the Company's consolidated statement of operations. A hypothetical change of 100bps in the LIBOR-based swap rate would result in an approximate $8 million change to the fair value of these interest rate swaps. Additional information on this interest rate swap is disclosed in Note 5 to the consolidated financial statements located in Item 8 of this Form 10K.

Moody's cash equivalents consist of investments in high-quality investment-grade securities within and outside the U.S. with maturities of three months or less when purchased. The Company manages its credit risk exposure by allocating its cash equivalents among various money market mutual funds and issuers of high-grade commercial paper and by limiting the amount it can invest with any single issuer. Short-term investments primarily consist of certificates of deposit and high quality investment-grade corporate bonds in Korea.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

The Company is currently financing its operations, capital expenditures and share repurchases from operating and financing cash flow.

The following is a summary of the changes in the Company's cash flows followed by a brief discussion of these changes:

	Year Ended December 31,		$ Change Favorable (unfavorable)	Year Ended December 31,		$ Change Favorable (unfavorable)
	2012	**2011**		**2011**	**2010**	
Net cash provided by operating activities	**$ 823.1**	$ 803.3	$ 19.8	$ 803.3	$ 653.3	$ 150.0
Net cash used in investing activities	**$ (50.2)**	$ (267.6)	$ 217.4	$ (267.6)	$ (228.8)	$ (38.8)
Net cash provided by (used in) financing activities	**$ 202.6**	$ (417.7)	$ 620.3	$ (417.7)	$ (241.3)	$ (176.4)
Free cash flow*	**$ 778.1**	$ 735.6	$ 42.5	$ 735.6	$ 574.3	$ 161.3

* Free cash flow is a non-GAAP measure and is defined by the Company as net cash provided by operating activities minus cash paid for capital additions. Refer to the section "Non-GAAP Financial Measures" of this MD&A for further information on this financial measure.

Net cash provided by operating activities

Year ended December 31, 2012 compared to the year ended December 31, 2011:

The following changes in non-cash items impacted cash provided by operating activities in 2012 compared to 2011, relative to net income:

- A $14.3 million increase in depreciation and amortization expense reflecting higher amortization of intangible assets due to the fourth quarter 2011 acquisitions of Copal and B&H as well as higher amortization related to the Company's continued investment in IT infrastructure;
- A $25.8 million increase in deferred income taxes primarily due to the utilization of deferred tax assets relating to the settlement of UTPs in the first quarter of 2012;
- A $12.8 million non-cash reduction of a liability related to the resolution of a Legacy Tax Matter in 2012 compared to a $6.4 million non-cash reduction of a Legacy Tax liability in 2011;
- $12.2 million non-tax deductible goodwill impairment charge in 2012 related to the FSTC reporting unit within MA.

In addition to the non-cash items discussed above and an increase in net income of $121.7 million, the change in net cash flows provided by operating activities also reflected:

- Payments of approximately $121 million in the first quarter of 2012, reflecting the settlement of state and local tax audits;
- A $145.3 million decrease in cash flow from changes in accounts receivable balances primarily reflecting higher billings in both reportable segments. The higher accounts receivable balances in the ratings segment reflect an increase in rated issuance volumes compared to the prior year. The higher balances in MA primarily reflect the timing of billings for annual software maintenance fees. Approximately 23% and 25% of the Company's accounts receivable balance at December 31, 2012 and 2011, respectively, represent unbilled receivables which primarily reflect certain annual fees in MIS which are invoiced in arrears;

Partially offset by:

- An approximate $69 million increase in cash flows reflecting higher incentive compensation accruals compared to the prior year period resulting from greater achievement against targeted results compared to achievement in 2011;
- An approximate $25 million increase in cash flows reflecting higher accruals for legal defense costs which is primarily due to two matters related to SIVs rated by MIS which are more fully discussed in the "Contingencies" section of this MD&A.

Year ended December 31, 2011 compared to the year ended December 31, 2010:

The $150.0 million increase in net cash flows provided by operating activities resulted from an increase in net income of $64.6 million, which was further impacted by the following changes in assets and liabilities:

- An approximate $118 million increase in cash flows reflecting lower prepaid tax balances in 2011 resulting from both a refund received from the Internal Revenue Service in 2011 for tax overpayments made in 2010 as well as the application of a portion of the aforementioned overpayments to 2011 quarterly estimated tax payments;
- A $71.5 million increase in cash flow due to higher cash collections in the twelve months ended December 31, 2011 compared to the same period in 2010 reflecting the collection of fees billed in the fourth quarter of 2010 and the first half of 2011 when there was strong growth in rated issuance volumes within CFG, particularly in high-yield corporate debt and bank loans. A decline in rated issuance volumes in the second half of 2011 resulted in steeper declines in accounts receivable balances in 2011 compared to 2010. Approximately 25% and 21% of the Company's accounts receivable balance at December 31, 2011 and 2010, respectively, represent unbilled receivables which primarily reflect certain annual fees in MIS which are invoiced in arrears;
- An approximate $65 million decrease in cash flows reflecting higher incentive compensation payments made in 2011 compared to the prior year. The higher payouts in 2011 reflect greater achievement against targeted results in 2010 as compared to achievement against targets in 2009. Additionally, the decrease reflects a profit sharing contribution paid to eligible employees of the Company in 2011 which was based on the Company's diluted EPS growth from 2009 to 2010. There was no such contribution made in 2010;
- A decrease in cash flow of approximately $26 million relating to contributions and payments made by the Company to its funded and unfunded U.S. DBPPs and its U.S. Other Retirement Plans in 2011;
- The remaining decrease in cash flows of approximately $13 million is due to changes in various other assets and liabilities.

Net cash used in investing activities

Year ended December 31, 2012 compared to the year ended December 31, 2011:

The $217.4 million decrease in cash flows used in investing activities compared to 2012 primarily reflects payments in 2011, net of cash acquired, for the Copal and B&H acquisitions. The decrease also reflects lower capital additions of $22.7 million due to project timing of certain of the Company's IT infrastructure initiatives.

Year ended December 31, 2011 compared to the year ended December 31, 2010:

Net cash used in investing activities in 2011 increased $38.8 million compared to the prior year period with the 2011 cash outflow primarily reflecting payments, net of cash acquired, for the Copal and B&H acquisitions. The 2010 amount primarily reflects payments made, net of cash acquired, for the acquisition of CSI in the fourth quarter of 2010. The $11.3 million reduction in capital expenditures compared to 2010 primarily reflects a decrease in costs relating to the build-out of the Canary Wharf leased facility in London, U.K. in the current year as the project is now complete.

Net cash used in financing activities

Year ended December 31, 2012 compared to the year ended December 31, 2011:

The $620.3 million increase in cash provided by financing activities was primarily attributed to:

- A $496.1 million increase relating to proceeds received from the issuance of the 2012 Senior Notes;
- Treasury shares repurchased of $196.5 million in 2012 compared to $333.8 million in 2011;
- Higher net proceeds from stock-based compensation plans of $70.3 million reflecting a greater number of stock option exercises in 2012 compared to the prior year due to the Company's higher trading price for its common stock;

Partially offset by:

- Higher dividends paid of $22.0 million due to an increase in the Company's annual dividend paid per share from $0.535 cents in 2011 to $0.64 cents in 2012;
- Repayments on the 2008 Term Loan of $71.3 million in 2012 compared to $11.3 million in 2011.

Year ended December 31, 2011 compared to the year ended December 31, 2010:

The $176.4 million increase in cash used in financing activities was primarily attributed to:

- A $110.2 million increase in treasury shares repurchased compared to 2010;
- Higher dividends paid of $22.4 million due to an increase in the March 2011 payout reflecting an increase in the Company's quarterly dividend from 10.5 cents to 11.5 cents per share of Moody's common stock as well as an increase from 11.5 cents per share to 14 cents per share for the June, September and December 2011 payout;
- Proceeds received in August 2010 of $496.9 million relating to the issuance of the 2010 Senior Notes;

Partially offset by:

- A $443.6 million decrease in net repayments on short-term borrowings under the Company's CP program. The Company had paid all outstanding CP Notes during 2010 and had no borrowings outstanding under the CP program or the revolving credit facility as of December 31, 2011.

Cash held in non-U.S. jurisdictions

The Company's aggregate cash and cash equivalents of $1,755.4 million at December 31, 2012 consisted of approximately $874 million located outside of the U.S., a majority of which is denominated in euros and British pounds. The cash held in the Company's non-U.S. operations contains approximately $792 million in entities whose undistributed earnings are indefinitely reinvested in the Company's foreign operations. Accordingly, the Company has not provided deferred income taxes on these indefinitely reinvested earnings. A future distribution or change in assertion regarding reinvestment by the foreign subsidiaries relating to these earnings could result in additional tax liability to the Company. It is not practicable to determine the amount of the potential additional tax liability due to complexities in the tax laws and in the hypothetical calculations that would have to be made. The Company manages both its U.S. and international cash flow to maintain sufficient liquidity in all regions to effectively meet its operating needs.

Future Cash Requirements

The Company believes that it has the financial resources needed to meet its cash requirements and expects to have positive operating cash flow for the next twelve months. Cash requirements for periods beyond the next twelve months will depend, among other things, on the Company's profitability and its ability to manage working capital requirements. The Company may also borrow from various sources.

The Company remains committed to using its strong cash flow to create value for shareholders by investing in growing areas of the business, reinvesting in ratings quality initiatives, making selective acquisitions in related businesses, repurchasing stock and paying a dividend, all in the manner consistent with maintaining sufficient liquidity. In December of 2012, the Board of Directors of the Company declared a quarterly dividend of $0.20 per share of Moody's common stock, payable on March 11, 2013 to shareholders of a record at the close of business on February 20, 2013. The continued payment of dividends at this rate, or at all, is subject to the discretion of the Board. Additionally, the Company expects to continue share repurchases in 2013 subject to available cash flow, market conditions and other capital allocation decisions. The Company repurchased $196.5 million of shares in the year ended December 31, 2012. As of December 31, 2012, Moody's had $0.7 billion of share repurchase authority remaining under its current program, which does not have an established expiration. On February 12, 2013, the Board authorized another $1 billion share repurchase program. The Company expects to commence repurchases under this program following the completion of the existing program.

As part of the Copal acquisition in November 2011, Moody's and the non-controlling shareholders entered into a put/call arrangement whereby the noncontrolling shareholders have the option to sell the portion of Copal that Moody's does not currently own and Moody's has the option to purchase this portion from the noncontrolling shareholders. The exercise price of this option was valued at $68 million at the time of acquisition and will fluctuate based on financial results of Copal subject to a floor exercise price of approximately $46 million. The carrying value of this redeemable noncontrolling interest was $72.3 million at December 31, 2012. There is no limit as to the amount of the strike price on the put/call option. It is estimated that the exercise of the put/call arrangement will take place in the next two to five years based on a Monte Carlo simulation. This put/call arrangement expires on the sixth anniversary date of the acquisition.

At December 31, 2012, Moody's had $1.7 billion of outstanding debt, which is further described in the "Indebtedness" section of this MD&A below, with $1.0 billion of additional capacity available. In the third quarter of 2012, the Company issued the 2012 Senior Notes, which are due in 2022. Principal payments on the 2008 Term Loan commenced in September 2010 and will continue through its maturity in accordance with the schedule of payments outlined in the "Indebtedness" section of this MD&A below.

On February 6, 2008, the Company entered into a 17.5 year operating lease agreement to occupy six floors of an office tower located in the Canary Wharf district of London, U.K. The total base rent of the Canary Wharf Lease over its 17.5-year term is approximately 134 million GBP, and the Company began making base rent payments in 2011. In addition to the base rent payments the Company will be obligated to pay certain customary amounts for its share of operating expenses and tax obligations. The total remaining lease payments as of December 31, 2012 are approximately 124 million GBP, of which approximately 10 million GBP will be paid in the next twelve months.

On October 20, 2006, the Company entered into an operating lease agreement with 7 World Trade Center, LLC for 589,945 square-feet of an office building located at 7WTC at 250 Greenwich Street, New York, New York, which is serving as Moody's headquarters. The 7WTC Lease has an initial term of 21 years with a total of 20 years of renewal options. The total base rent of 7WTC Lease over its initial 21-year term is approximately $536 million including rent credits from the World Trade Center Rent Reduction Program promulgated by the Empire State Development Corporation. On March 28, 2007, the 7WTC lease agreement was amended for the Company to lease an additional 78,568 square-feet at 7WTC. The additional base rent is approximately $106 million over a 20-year term. The total remaining lease payments as of December 31, 2012, including the aforementioned rent credits, are approximately $509 million, of which approximately $32 million will be paid during the next twelve months.

During the year ended December 31, 2013, the Company anticipates making contributions of $15.5 million to its funded pension plan and anticipates making payments of $3.6 million related to its unfunded U.S. pension plans and $0.8 million related to its Other Retirement Plans.

INDEBTEDNESS

The following table summarizes total indebtedness:

	December 31, 2012	December 31, 2011
2012 Facility	$ —	$ —
Commercial paper	—	—
Notes payable:		
Series 2005-1 Notes due 2015, including fair value of interest rate swap of $13.8 million at 2012 and $11.5 million at 2011	**313.8**	311.5
Series 2007-1 Notes due in 2017	**300.0**	300.0
2010 Senior Notes, due 2020, net of unamortized discount of $2.6 million and $2.7 million in 2012 and 2011, respectively	**497.4**	497.3
2012 Senior Notes, due 2022, net of unamortized discount of $3.8 million in 2012	**496.2**	—
2008 Term Loan, various payments through 2013	**63.8**	135.0
Total debt	**1,671.2**	1,243.8
Current portion	**(63.8)**	(71.3)
Total long-term debt	$ **1,607.4**	$ 1,172.5

2012 Facility

On April 18, 2012, the Company and certain of its subsidiaries entered into a $1 billion five-year senior, unsecured revolving credit facility in an aggregate principal amount of $1 billion that expires in April 2017. The 2012 Facility replaced the $1 billion 2007 Facility that was scheduled to expire in September 2012. The proceeds from the 2012 Facility will be used for general corporate purposes, including, without limitation, support for the Company's $1 billion commercial paper program, share repurchases and acquisition financings. Interest on borrowings under the facility is payable at rates that are based on LIBOR plus a premium that can range from 77.5 basis points to 120 basis points per annum of the outstanding amount, depending on the Company's Debt/EBITDA ratio. The Company also pays quarterly facility fees, regardless of borrowing activity under the 2012 Facility. These quarterly fees can range from 10 basis points of the facility amount to 17.5 basis points, depending on the Company's Debt/ EBITDA Ratio.

The 2012 Facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as set forth in the facility agreement. The 2012 Facility also contains a financial covenant that requires the Company to maintain a Debt to EBITDA Ratio of not more than 4 to 1 at the end of any fiscal quarter. Upon the occurrence of certain financial or economic events, significant corporate events or certain other events constituting an event of default under the 2012 Facility, all loans outstanding under the facility (including accrued interest and fees payable thereunder) may be declared immediately due and payable and all commitments under the facility may be terminated.

2007 Facility

On September 28, 2007, the Company entered into a $1.0 billion five-year senior, unsecured revolving credit facility, which expired in September 2012. The 2007 Facility served, in part, to support the Company's CP Program described below. Interest on borrowings was payable at rates that were based on LIBOR plus a premium that ranged from 16.0 to 40.0 basis points of the outstanding borrowing amount depending on the Debt/EBITDA ratio. The Company also paid quarterly facility fees, regardless of borrowing activity under the 2007 Facility. The quarterly fees for the 2007 Facility ranged from 4.0 to 10.0 basis points per annum of the facility amount, depending on the Company's Debt/EBITDA ratio. The Company also paid a utilization fee of 5.0 basis points on borrowings outstanding when the aggregate amount outstanding exceeds 50% of the total facility. The 2007 Facility contained certain covenants that, among other things, restricted the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreement. The 2007 Facility also contained financial covenants that, among other things, required the Company to maintain a Debt/EBITDA ratio of not more than 4.0 to 1.0 at the end of any fiscal quarter. On April 18, 2012, the 2007 Facility was replaced by the 2012 Facility described above.

Commercial Paper

On October 3, 2007, the Company entered into a private placement commercial paper program under which the Company may issue CP notes up to a maximum amount of $1.0 billion. Amounts available under the CP Program may be re-borrowed. The CP Program is supported by the Company's 2012 Facility. The maturities of the CP Notes will vary, but may not exceed 397 days from the date of issue. The CP Notes are sold at a discount from par or, alternatively, sold at par and bear interest at rates that will vary based upon market conditions at the time of issuance. The rates of interest will depend on whether the CP Notes will be a fixed or floating rate. The interest on a floating rate may be based on the following: (a) certificate of deposit rate; (b) commercial paper rate; (c) the federal funds rate; (d) the LIBOR; (e) prime rate; (f) Treasury rate; or (g) such other base rate as may be specified in a supplement to the private placement agreement. The CP Program contains certain events of default including, among other things: non-payment of principal, interest or fees; entrance into any form of moratorium; and bankruptcy and insolvency events, subject in certain instances to cure periods.

Notes Payable

On September 30, 2005, the Company issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its Series 2005-1 Senior Unsecured Notes due 2015 pursuant to the 2005 Agreement. The Series 2005-1 Notes have a ten-year term and bear interest at an annual rate of 4.98%, payable semi-annually on March 30 and September 30. Proceeds from the sale of the Series 2005-1 Notes were used to refinance $300.0 million aggregate principal amount of the Company's outstanding 7.61% senior notes which matured on September 30, 2005. In the event that Moody's pays all, or part, of the Series 2005-1 Notes in advance of their maturity, such prepayment will be subject to a Make Whole Amount. The Series 2005-1 Notes are subject to certain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreements.

On September 7, 2007, the Company issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its 6.06% Series 2007-1 Senior Unsecured Notes due 2017 pursuant to the 2007 Agreement. The Series 2007-1 Notes have a ten-year term and bear interest at an annual rate of 6.06%, payable semi-annually on March 7 and September 7. Under the terms of the 2007 Agreement, the Company may, from time to time within five years, in its sole discretion, issue additional series of senior notes in an aggregate principal amount of up to $500.0 million pursuant to one or more supplements to the 2007 Agreement. The Company may prepay the Series 2007-1 Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid, plus accrued and unpaid interest and a Make Whole Amount. The 2007 Agreement contains covenants that limit the ability of the Company, and certain of its subsidiaries to, among other things: enter into transactions with affiliates, dispose of assets, incur or create liens, enter into any sale-leaseback transactions, or merge with any other corporation or convey, transfer or lease substantially all of its assets. The Company must also not permit its Debt/EBITDA ratio to exceed 4.0 to 1.0 at the end of any fiscal quarter.

On August 19, 2010, the Company issued $500 million aggregate principal amount of senior unsecured notes in a public offering. The 2010 Senior Notes bear interest at a fixed rate of 5.50% and mature on September 1, 2020. Interest on the 2010 Senior Notes will be due semi-annually on September 1 and March 1 of each year, commencing March 1, 2011. The Company may prepay the 2010 Senior Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid, plus accrued and unpaid interest and a Make-Whole Amount. Additionally, at the option of the holders of the notes, the Company may be required to purchase all or a portion of the notes upon occurrence of a "Change of Control Triggering Event," as defined in the 2010 Indenture, at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. The 2010 Indenture contains covenants that limit the ability of the Company and certain of its subsidiaries to, among other things, incur or create liens and enter into sale and leaseback transactions. In addition, the 2010 Indenture contains a covenant that limits the ability of the Company to consolidate or merge with another entity or to sell all or substantially all of its assets to another entity. The 2010 Indenture contains customary default provisions. In addition, an event of default will occur if the Company or certain of its subsidiaries fail to pay the principal of any indebtedness (as defined in the 2010 Indenture) when due at maturity in an aggregate amount of $50 million or more, or a default occurs that results in the acceleration of the maturity of the Company's or certain of its subsidiaries' indebtedness in an aggregate amount of $50 million or more. Upon the occurrence and during the continuation of an event of default under the 2010 Indenture, the 2010 Senior Notes may become immediately due and payable either automatically or by the vote of the holders of more than 25% of the aggregate principal amount of all of the notes then outstanding.

On November 4, 2011, in connection with the acquisition of Copal, a subsidiary of the Company issued a $14.2 million non-interest bearing note to the sellers which represented a portion of the consideration transferred to acquire the Copal entities. If a seller subsequently transfers to the Company all of its shares, the Company must repay the seller its proportion of the principal on the later of (i) the fourth anniversary date of the note or (ii) within a time frame set forth in the acquisition agreement relating to the resolution of certain income tax uncertainties pertaining to the transaction. Otherwise, the Company must repay any amount outstanding on the earlier of (i) two business days subsequent to the exercise of the put/call option to acquire the remaining shares of Copal of (ii) the tenth anniversary date of the issuance of the note. The Company has the right to offset payment of the note against certain indemnification assets associated with UTPs related to the acquisition, which are more fully discussed in Note 7 to the consolidated financial statements. Accordingly, the Company has offset the liability for this note against the indemnification asset, thus no balance for this note is carried on the Company's consolidated balance sheet at December 31, 2012 and 2011. In the event that the Company would not be required to settle amounts related to the UTPs, the Company would be required to pay the sellers the principal in accordance with the note agreement. The Company may prepay the note in accordance with certain terms set forth in the acquisition agreement.

On August 20, 2012, the Company issued $500 million aggregate principal amount of unsecured notes in a public offering. The 2012 Senior Notes bear interest at a fixed rate of 4.50% and mature on September 1, 2022. Interest on the 2012 Senior Notes will be due semi-annually on September 1 and March 1 of each year, commencing March 1, 2013. The Company may prepay the 2012 Senior Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid, plus accrued and unpaid interest and a Make-Whole Amount. Additionally, at the option of the holders of the notes, the Company may be required to purchase all or a portion of the notes upon occurrence of a "Change of Control Triggering Event," as defined in the 2012 Indenture, at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. The 2012 Indenture contains covenants that limit the ability of the Company and certain of its subsidiaries to, among other things, incur or create liens and enter into sale and leaseback transactions. In addition, the 2012 Indenture contains a covenant that limits the ability of the Company to consolidate or merge with another entity or to sell all or substantially all of its assets to another entity. The 2012 Indenture contains customary default provisions. In addition, an event of default will occur if the Company or certain of its subsidiaries fail to pay the principal of any indebtedness (as defined in the 2012 Indenture) when due at maturity in an aggregate amount of $50 million or more, or a default occurs that results in the acceleration of the maturity of the Company's or certain of its subsidiaries' indebtedness in an aggregate amount of $50 million or more. Upon the occurrence and during the continuation of an event of default under the 2012 Indenture, the 2012 Senior Notes may become immediately due and payable either automatically or by the vote of the holders of more than 25% of the aggregate principal amount of all of the notes then outstanding.

2008 Term Loan

On May 7, 2008, Moody's entered into a five-year, $150.0 million senior unsecured term loan with several lenders. Proceeds from the loan were used to pay off a portion of the CP outstanding. Interest on borrowings under the 2008 Term Loan is payable quarterly at rates that are based on LIBOR plus a margin that can range from 125 basis points to 175 basis points depending on the Company's Debt/EBITDA ratio. The outstanding borrowings shall amortize in accordance with the schedule of payments set forth in the 2008 Term Loan outlined in the table below.

The 2008 Term Loan contains restrictive covenants that, among other things, restrict the ability of the Company to engage or to permit its subsidiaries to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur, or permit its subsidiaries to incur, liens, in each case, subject to certain exceptions and limitations. The 2008 Term Loan also limits the amount of debt that subsidiaries of the Company may incur. In addition, the 2008 Term Loan contains a financial covenant that requires the Company to maintain a Debt/EBITDA ratio of not more than 4.0 to 1.0 at the end of any fiscal quarter.

The principal payments due on the Company's long-term borrowings for each of the next five years are presented in the table below:

Year Ending December 31,	2008 Term Loan	Series 2005-1 Notes	Series 2007-1 Notes	2010 Senior Notes	2012 Senior Notes	Total
2013	$ 63.8	$ —	$ —	$ —	$ —	$ 63.8
2014	—	—	—	—	—	—
2015	—	300.0	—	—	—	300.0
2016	—	—	—	—	—	—
2017	—	—	300.0	—	—	300.0
Thereafter	—		—	500.0	500.0	1,000.0
Total	$ 63.8	$ 300.0	$ 300.0	$ 500.0	$ 500.0	$ 1,663.8

In the fourth quarter of 2010, the Company entered into interest rate swaps with a total notional amount of $300 million which will convert the fixed rate of interest on the Series 2005-1 Notes to a floating LIBOR-based interest rate. Also, on May 7, 2008, the Company entered into interest rate swaps with a total notional amount of $150 million to protect against fluctuations in the LIBOR-based variable interest rate on the 2008 Term Loan. Both of these interest rate swaps are more fully discussed in Note 5.

INTEREST EXPENSE, NET

The following table summarizes the components of interest as presented in the consolidated statements of operations:

	Year Ended December 31,		
	2012	2011	2010
Income	$ **5.2**	$ 5.3	$ 3.1
Expense on borrowings	**(73.8)**	(65.5)	(52.2)
UTBs and other tax related interest	**0.4**	(8.7)	(7.7)
Legacy Tax [(a)]	**4.4**	3.7	2.5
Interest capitalized	**—**	3.1	1.8
Total	$ **(63.8)**	$ (62.1)	$ (52.5)
Interest paid [(b)]	$ **94.4**	$ 67.2	$ 44.0

(a) Represents a reduction of accrued interest related to the favorable resolution of Legacy Tax Matters, further discussed in Note 17 to the consolidated financial statements.

(b) Interest paid includes payments of interest relating to the settlement of income tax audits in the first quarter of 2012 as well as net settlements on interest rate swaps more fully discussed in Note 5.

At December 31, 2012, the Company was in compliance with all covenants contained within all of the debt agreements. In addition to the covenants described above, the 2012 Facility, the 2007 Facility, the 2005 Agreement, the 2007 Agreement, the 2012 Indenture, the 2010 Indenture and the 2008 Term Loan contain cross default provisions. These provisions state that default under one of the aforementioned debt instruments could in turn permit lenders under other debt instruments to declare borrowings outstanding under those instruments to be immediately due and payable. As of December 31, 2012, there are no such cross defaults.

The Company's long-term debt, including the current portion, is recorded at cost except for the Series 2005-1 Notes which is carried at cost adjusted for the fair value of an interest rate swap used to hedge the fair value of the note. The fair value and carrying value of the Company's long-term debt as of December 31, 2012 and 2011 is as follows:

	December 31, 2012		December 31, 2011	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Series 2005-1 Notes*	$ **313.8**	$ **326.1**	$ 311.5	$ 316.5
Series 2007-1 Notes	**300.0**	**348.3**	300.0	332.7
2010 Senior Notes	**497.4**	**562.8**	497.3	534.1
2012 Senior Notes	**496.2**	**528.8**	—	—
2008 Term Loan	**63.8**	**63.8**	135.0	135.0
Total	$ **1,671.2**	$ **1,829.8**	$ 1,243.8	$ 1,318.3

* The carrying amount includes a $13.8 million and $11.5 million fair value adjustment on an interest rate hedge at December 31, 2012 and 2011, respectively.

The fair value of the Company's long-term debt is estimated using discounted cash flows based on prevailing interest rates available to the Company for borrowings with similar maturities.

Management may consider pursuing additional long-term financing when it is appropriate in light of cash requirements for operations, share repurchases and other strategic opportunities which would result in higher financing costs.

Off-Balance Sheet Arrangements

At December 31, 2012, Moody's did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose or variable interest entities where Moody's is the primary beneficiary, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, Moody's is not exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in such relationships.

Contractual Obligations

The following table presents payments due under the Company's contractual obligations as of December 31, 2012:

(in millions)		Total		Payments Due by Period Less Than 1 Year		1 - 3 Years		3 - 5 Years		Over 5 Years
Indebtedness (1)	$	**2,218.8**	$	125.1	$	460.6	$	449.2	$	1,183.9
Operating lease obligations		**815.4**		80.7		132.2		107.7		494.8
Purchase obligations		**136.1**		58.2		65.9		12.0		—
Contingent consideration related to acquisitions (2)		**4.9**		2.5		—		2.4		—
Pension obligations (3)		**118.2**		19.9		10.2		13.5		74.6
Total (4)	$	**3,293.4**	$	286.4	$	668.9	$	584.8	$	1,753.3

(1) Reflects principal payments, related interest and applicable fees due on the 2008 Term Loan, the Series 2005-1 Notes, the Series 2007-1 Notes, the 2010 Senior Notes, the 2012 Senior Notes and the 2012 Facility as described in Note 14 to the consolidated financial statements

(2) Reflects a $2.4 million contingent cash payment related to the November 18, 2010 acquisition of CSI. The cash payment is dependent upon the achievement of a certain contractual milestone by January 2016. Also, includes $2.5 million in contingent consideration payments related to the November 2011 acquisition of Copal

(3) Reflects projected benefit payments for the next ten years relating to the Company's U.S. unfunded Retirement Benefit Plans described in Note 11 to the consolidated financial statements

(4) The table above does not include the Company's net long-term tax liabilities of $193.7 million relating to UTP and Legacy Tax Matters, since the expected cash outflow of such amounts by period cannot be reasonably estimated. This amount is excluded as the exact amount of the payment is still uncertain. The table above does not include the following relating to the acquisition of Copal; (I) the $14.2 million note payable as described in Note 7 to the consolidated financial statements, (ii) the $4.1 million contingent consideration obligation and the (iii) the $72.3 million Redeemable Noncontrolling Interest, as the expected cash outflow of such amounts by period cannot be reasonably estimated

Non-GAAP Financial Measures:

In addition to its reported results, Moody's has included in this MD&A certain adjusted results that the SEC defines as "non-GAAP financial measures." Management believes that such non-GAAP financial measures, when read in conjunction with the Company's reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the Company's performance, facilitate comparisons to competitors' operating results and can provide greater transparency to investors of supplemental information used by management in its financial and operational decision-making. These non-GAAP measures, as defined by the Company, are not necessarily comparable to similarly defined measures of other companies. Furthermore, these non-GAAP measures should not be viewed in isolation or used as a substitute for other GAAP measures in assessing the operating performance or cash flows of the Company. Below are brief descriptions of the Company's non-GAAP financial measures accompanied by a reconciliation of the non-GAAP measure to its most directly comparable GAAP measure:

Adjusted Operating Income and Adjusted Operating Margin:

The Company presents Adjusted Operating Income because management deems this metric to be a useful measure of assessing the operating performance of Moody's, measuring the Company's ability to service debt, fund capital expenditures, and expand its business. Adjusted Operating Income excludes depreciation and amortization as well as goodwill impairment charges because companies utilize productive assets of different ages and use different methods of acquiring productive assets, including goodwill. Companies also have difference methods of depreciating and amortizing productive assets as well as different methods of valuing goodwill. Management believes that the exclusion of certain items, detailed in the reconciliation below, allows for a more meaningful comparison of the Company's operating results from period to period and across companies. Below is a reconciliation of the Company's operating income and operating margin to Adjusted Operating Income and Adjusted Operating Margin:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Operating income	$ 1,077.4	$ 888.4	$ 772.8	$ 687.5	$ 748.2
Adjustments:					
Depreciation and amortization	93.5	79.2	66.3	64.1	75.1
Goodwill impairment charge	12.2	—	—	—	—
Restructuring	—	—	0.1	17.5	(2.5)
Adjusted Operating Income	$ 1,183.1	$ 967.6	$ 839.2	$ 769.1	$ 820.8
Operating Margin	39.5%	39.0%	38.0%	38.3%	42.6%
Adjusted Operating Margin	43.3%	42.4%	41.3%	42.8%	46.8%

Proforma Net Income and diluted EPS attributable to Moody's common shareholders

The Company presents these non-GAAP measures to exclude the impacts of Legacy Tax and restructuring-related items to allow for a more meaningful comparison of Moody's Net Income and diluted earnings per share from period to period. The Legacy Tax items are specific to the Company resulting from the 2000 Distribution. The restructuring items relate to certain costs incurred in connection with the 2007 Restructuring Plan and the 2009 Restructuring Plan. Below is a reconciliation of these measures to their most directly comparable U.S. GAAP amount:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Net income attributable to Moody's	$ 690.0	$ 571.4	$ 507.8	$ 402.0	$ 457.6
Legacy Tax	(12.8)	(7.0)	(4.6)	(8.2)	(10.7)
Restructuring	—	—	0.1	10.9	(1.6)
Proforma Net income attributable to Moody's common shareholders	$ 677.2	$ 564.4	$ 503.3	$ 404.7	$ 445.3

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Diluted EPS attributable to Moody's common shareholders	$ 3.05	$ 2.49	$ 2.15	$ 1.69	$ 1.87
Legacy Tax	(0.06)	(0.03)	(0.02)	(0.04)	(0.04)
Restructuring	—	—	—	0.05	(0.01)
Proforma diluted EPS attributable to Moody's common shareholders	$ 2.99	$ 2.46	$ 2.13	$ 1.70	$ 1.82

Free Cash Flow:

The Company defines free cash flow as net cash provided by operating activities minus payments for capital additions. Management believes that free cash flow is a useful metric in assessing the Company's cash flows to service debt, pay dividends and to fund acquisitions and share repurchases. Management deems capital expenditures essential to the Company's product and service innovations and maintenance of Moody's operational capabilities. Accordingly, capital expenditures are deemed to be a recurring use of Moody's cash flow. Below is a reconciliation of the Company's net cash flows from operating activities to free cash flow:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Net cash provided by operating activities	$ 823.1	$ 803.3	$ 653.3	$ 643.8	$ 539.7
Capital additions	(45.0)	(67.7)	(79.0)	(90.7)	(84.4)
Free cash flow	$ 778.1	$ 735.6	$ 574.3	$ 553.1	$ 455.3
Net cash used in investing activities	$ (50.2)	$ (267.6)	$ (228.8)	$ (93.8)	$ (319.3)
Net cash provided by (used in) financing activities	$ 202.6	$ (417.7)	$ (241.3)	$ (348.8)	$ (349.8)

2013 OUTLOOK

Moody's outlook for 2013 is based on assumptions about many macroeconomic and capital market factors, including interest rates, corporate profitability and business investment spending, merger and acquisition activity, consumer borrowing and securitization, and the amount of debt issued. There is an important degree of uncertainty surrounding these assumptions and, if actual conditions differ, Moody's results for the year may differ materially from the current outlook. The Company's guidance assumes foreign currency translation at end-of-quarter exchange rates.

For Moody's overall, the Company expects full-year 2013 revenue to grow in the high-single-digit percent range. Full-year 2013 operating expenses are projected to increase in the low-single-digit percent range. Full-year 2013 operating margin is projected to be between 42 and 43 percent and Adjusted Operating Margin for the year is expected to be between 46 and 47 percent. The ETR is expected to be approximately 32 percent. The Company expects diluted earnings per share for full-year 2013 in the range of $3.45 to $3.55. Full-year 2013 share repurchases are expected to be approximately $500 million, subject to available cash, market conditions and other ongoing capital allocation decisions. These repurchases are meant to substantially offset the impact of employee stock-based compensation plans. Capital expenditures are projected to be approximately $50 million. The Company expects approximately $100 million in depreciation and amortization expense.

For the global MIS business, revenue for full-year 2013 is expected to increase in the high-single-digit percent range. Within the U.S., MIS revenue is expected to increase in the high-single-digit percent range, while non-U.S. revenue is expected to increase in the mid-single-digit percent range. CFG revenue is projected to grow in the high-single-digit percent range. Revenue from SFG is expected to grow in the mid-single-digit percent range, while revenue from FIG is expected to grow in the low-single-digit range. PPIF revenue is expected to increase in the low-double-digit percent range.

For MA, full-year 2013 revenue is expected to increase in the high-single-digit percent range. Within the U.S., MA revenue is expected to increase in the high-single-digit percent range. Non-U.S. revenue is expected to increase in the low-double-digit percent range. Revenue from RD&A is projected to grow in the high-single-digit percent range, while revenue for ERS and PS revenue are each expected to grow in the low-double-digit percent range.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The objective of this ASU is to improve reporting by requiring entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the statement of operations. The amendments in this ASU are required to be applied retrospectively and are effective for reporting periods beginning after December 15, 2012. The adoption of this ASU will not have any impact on the Company's consolidated financial statements other than revising the presentation relating to items reclassified from accumulated other comprehensive income to the statement of operations.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income". Under the amendments in this ASU, an entity has two options for presenting its total comprehensive income: to show its components along with the components of net income in a single continuous statement, or in two separate but consecutive statements. The amendments in this ASU are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. In December 2011, the FASB issued ASU No. 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income", which deferred the requirement in ASU No. 2011-05 to present on the face of the financial statements reclassification adjustments for items that are reclassified from OCI to net income in the statement(s) where the components of net income and the components of OCI are presented. All other provisions of this ASU, which are to be applied retrospectively, are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted all provisions that were not deferred in 2012. The adoption of this ASU did not have any impact on the Company's consolidated financial statements other than revising the presentation of the components of comprehensive income.

CONTINGENCIES

From time to time, Moody's is involved in legal and tax proceedings, governmental investigations and inquiries, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by MIS. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. Moody's discloses material pending legal proceedings pursuant to SEC rules and other pending matters as it may determine to be appropriate.

Following events in the global credit markets over the last several years, including in the U.S. subprime residential mortgage sector, MIS and other credit rating agencies are the subject of intense scrutiny, increased regulation, ongoing inquiry and governmental investigations, and civil litigation. Legislative, regulatory and enforcement entities around the world are considering additional legislation, regulation and enforcement actions, including with respect to MIS's compliance with newly imposed regulatory standards. Moody's has received subpoenas and inquiries from states attorneys general and other domestic and foreign governmental authorities and is responding to such investigations and inquiries.

In addition, the Company is facing litigation from market participants relating to the performance of MIS rated securities. Although Moody's in the normal course experiences such litigation, the volume and cost of defending such litigation has significantly increased following the events in the U.S. subprime residential mortgage sector and global credit markets more broadly over the last several years.

Two purported class action complaints have been filed by purported purchasers of the Company's securities against the Company and certain of its senior officers, asserting claims under the federal securities laws. The first was filed by Raphael Nach in the U.S. District Court for the Northern District of Illinois on July 19, 2007. The second was filed by Teamsters Local 282 Pension Trust Fund in the United States District Court for the Southern District of New York on September 26, 2007. Both actions have been consolidated into a single proceeding entitled In re Moody's Corporation Securities Litigation in the U.S. District Court for the Southern District of New York. On June 27, 2008, a consolidated amended complaint was filed, purportedly on behalf of all purchasers of the Company's securities during the period February 3, 2006 through October 24, 2007. Plaintiffs allege that the defendants issued false and/or misleading statements concerning the Company's business conduct, business prospects, business conditions and financial results relating primarily to MIS's ratings of structured finance products including RMBS, CDO and constant-proportion debt obligations. The plaintiffs seek an unspecified amount of compensatory damages and their reasonable costs and expenses incurred in connection with the case. The Company moved for dismissal of the consolidated amended complaint in September 2008. On February 23, 2009, the court issued an opinion dismissing certain claims and sustaining others. On January 22, 2010, plaintiffs moved to certify a class of individuals who purchased Moody's Corporation common stock between February 3, 2006 and October 24, 2007, which the Company opposed. On March 31, 2011, the court issued an opinion denying plaintiffs' motion to certify the proposed class. On April 14, 2011, plaintiffs filed a petition in the United States Court of Appeals for the Second Circuit seeking discretionary permission to appeal the decision. The Company filed its response to the petition on April 25, 2011. On July 20, 2011, the Second Circuit issued an order denying plaintiffs' petition for leave to appeal. On September 14, 2012, the Company filed a motion for summary judgment, which was fully briefed on December 21, 2012. Oral arguments on the motion for summary judgment is scheduled for April 2013.

On August 25, 2008, Abu Dhabi Commercial Bank filed a purported class action in the United States District Court for the Southern District of New York asserting numerous common-law causes of action against two subsidiaries of the Company, another rating agency, and Morgan Stanley & Co. The action relates to securities issued by a structured investment vehicle called Cheyne Finance (the "Cheyne SIV") and seeks, among other things, compensatory and punitive damages. The central allegation against the rating agency defendants is that the credit ratings assigned to the securities issued by the Cheyne SIV were false and misleading. In early proceedings, the court dismissed all claims against the rating agency defendants except those for fraud and aiding and abetting fraud. In June 2010, the court denied plaintiff's motion for class certification, and additional plaintiffs were subsequently added to the complaint. In January 2012, the rating agency defendants moved for summary judgment with respect to the fraud and aiding and abetting fraud claims. Also in January 2012, in light of new New York state case law, the court permitted the plaintiffs to file an amended complaint that reasserted previously dismissed claims against all defendants for breach of fiduciary duty, negligence, negligent misrepresentation, and related aiding and abetting claims. In May 2012, the court, ruling on the rating agency defendants' motion to dismiss, dismissed all of the reasserted claims except for the negligent misrepresentation claim, and on September 19, 2012, after further proceedings, the court also dismissed the negligent misrepresentation claim. On August 17, 2012, the court ruled on the rating agencies' motion for summary judgment on the plaintiffs' remaining claims for fraud and aiding and abetting fraud. The court dismissed, in whole or in part, the fraud claims of four plaintiffs as against Moody's but allowed the fraud claims to proceed with respect to certain claims of one of those plaintiffs and the claims of the remaining 11 plaintiffs. The court also dismissed all claims against Moody's for aiding and abetting fraud. Three of the plaintiffs whose claims were dismissed filed motions for reconsideration, and on November 7, 2012, the court granted two of these motions, reinstating the claims of two plaintiffs that were previously dismissed. On February 1, 2013, the court dismissed the claims of one additional plaintiff on jurisdictional grounds. Trial on the remaining fraud claims against the rating agencies, and on claims against Morgan Stanley for aiding and abetting fraud and for negligent misrepresentation, is scheduled for May 2013. Based on plaintiffs' most recent litigation disclosures, the August 2012 dismissal of certain claims noted above, the reinstatement of certain of those claims in November 2012, and the dismissal of an additional plaintiff's claims in February 2013, the total alleged compensatory damages against all defendants are approximately $638 million, consisting of alleged lost principal and lost interest, plus statutory interest, except that approximately $14.5 million of those claimed damages are not being sought from Moody's.

In October 2009, plaintiffs King County, Washington and Iowa Student Loan Liquidity Corporation each filed substantially identical putative class actions in the Southern District of New York against two subsidiaries of the Company and several other defendants, including two other rating agencies and IKB Deutsche Industriebank AG. These actions arise out of investments in securities issued by a structured investment vehicle called Rhinebridge plc (the "Rhinebridge SIV") and seek, among other things, compensatory and punitive damages. Each complaint asserted a claim for common law fraud against the rating agency defendants, alleging, among other things, that the credit ratings assigned to the securities issued by the Rhinebridge SIV were false and misleading. The case is pending before the same judge presiding over the litigation concerning the Cheyne SIV, described above. In April 2010, the court denied the rating agency defendants' motion to dismiss. In June 2010, the court consolidated the two cases and the plaintiffs filed an amended complaint that, among other things, added Morgan Stanley & Co. as a defendant. In January 2012, in light of new New York state case law, the court permitted the plaintiffs to file an amended complaint that asserted claims against the rating agency defendants for breach of fiduciary duty, negligence, negligent misrepresentation, and aiding and abetting claims. In May 2012, the court, ruling on the rating agency defendants' motion to dismiss, dismissed all of the new claims except for the negligent misrepresentation claim and a claim for aiding and abetting fraud; on September 28, 2012, after further proceedings, the court also dismissed the negligent misrepresentation claim. Plaintiffs have not sought class certification. On September 7, 2012 the rating agencies filed a motion for summary judgment dismissing the remaining claims against them. On January 3, 2013, the Court issued an order dismissing the claim for aiding and abetting fraud against the rating agencies but allowing the claim for fraud to proceed to trial. It is expected that a trial date will be set with respect to the fraud claim against the rating agencies and a claim for aiding and abetting fraud against Morgan Stanley. In the course of the proceedings, the two plaintiffs have asserted that their total compensatory damages against all defendants, consisting of alleged lost principal and lost interest, plus statutory interest, equal approximately $70 million. In June 2012, defendants IKB Deutsche Industriebank AG and IKB Credit Asset Management GmbH informed the court that they had executed a confidential settlement agreement with the plaintiffs.

Legacy Tax Matters

Moody's continues to have exposure to potential liabilities arising from Legacy Tax Matters. As of December 31, 2012, Moody's has recorded liabilities for Legacy Tax Matters totaling $39.2 million. This includes liabilities and accrued interest due to New D&B arising from the 2000 Distribution Agreement. It is possible that the ultimate liability for Legacy Tax Matters could be greater than the liabilities recorded by the Company, which could result in additional charges that may be material to Moody's future reported results, financial position and cash flows.

The following summary of the relationships among Moody's, New D&B and their predecessor entities is important in understanding the Company's exposure to the Legacy Tax Matters.

In November 1996, The Dun & Bradstreet Corporation separated into three separate public companies: The Dun & Bradstreet Corporation, ACNielsen Corporation and Cognizant Corporation. In June 1998, The Dun & Bradstreet Corporation separated into two separate public companies: Old D&B and R.H. Donnelley Corporation. During 1998, Cognizant separated into two separate public companies: IMS Health Incorporated and Nielsen Media Research, Inc. In September 2000, Old D&B separated into two separate public companies: New D&B and Moody's.

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business. These initiatives are subject to normal review by tax authorities. Old D&B and its predecessors also entered into a series of agreements covering the sharing of any liabilities for payment of taxes, penalties and interest resulting from unfavorable IRS determinations on certain tax matters, and certain other potential tax liabilities, all as described in such agreements. Further, in connection with the 2000 Distribution and pursuant to the terms of the 2000 Distribution Agreement, New D&B and Moody's have agreed on the financial responsibility for any potential liabilities related to these Legacy Tax Matters.

At the time of the 2000 Distribution, New D&B paid Moody's $55.0 million for 50% of certain anticipated future tax benefits through 2012. In the event that these tax benefits are not claimed or otherwise not realized by New D&B, or there is an IRS audit of New D&B impacting these tax benefits, Moody's would be required to repay to New D&B an amount equal to the discounted value of its share of the related future tax benefits as well as its share of any tax liability incurred by New D&B. In June 2011, the statute of limitations for New D&B relating to the 2004 tax year expired. As a result, in the second quarter of 2011, Moody's recorded a reduction of accrued interest expense of $2.8 million ($1.7 million, net of tax) and an increase in other non-operating income of $6.4 million, relating to amounts due to New D&B. In August 2012, New D&B effectively settled examinations for the 2005 and 2006 tax years. As a result, in the third quarter of 2012, Moody's recorded a reduction of accrued interest expense of $4.4 million ($2.6 million, net of tax) and an increase in other non-operating income of $12.8 million, relating to amounts due to New D&B. As of December 31, 2012, Moody's liability with respect to this matter totaled $37.1 million.

Additionally, in April 2011, Moody's received a refund of $0.9 million ($0.6 million, net of tax) for interest assessed related to pre-spinoff tax years.

In 2005, settlement agreements were executed with the IRS with respect to certain Legacy Tax Matters related to the years 1989-1990 and 1993-1996. With respect to these settlements, Moody's and New D&B believed that IMS Health and NMR did not pay their full share of the liability to the IRS under the terms of the applicable separation agreements between the parties. Moody's and New D&B subsequently paid these amounts to the IRS and commenced arbitration proceedings against IMS Health and NMR to resolve this dispute. Pursuant to these arbitration proceedings, the Company received $10.8 million ($6.5 million as a reduction of interest expense and $4.3 million as a reduction of tax expense) in 2009. The aforementioned settlement payment resulted in net income benefits of $8.2 million in 2009. The Company carries a $2.1 million liability for this matter.

Forward-Looking Statements

Certain statements contained in this annual report on Form 10-K are forward-looking statements and are based on future expectations, plans and prospects for the Company's business and operations that involve a number of risks and uncertainties. Such statements involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements. Those statements appear at various places throughout this annual report on Form 10-K, including in the sections entitled "2013 Outlook" and "Contingencies" under Item 7. "MD&A", commencing on page 27 of this annual report on Form 10-K, under "Legal Proceedings" in Part I, Item 3, of this Form 10-K, and elsewhere in the context of statements containing the words "believe", "expect", "anticipate", "intend", "plan", "will", "predict", "potential", "continue", "strategy", "aspire", "target", "forecast", "project", "estimate", "should", "could", "may" and similar expressions or words and variations thereof relating to the Company's views on future events, trends and contingencies. Stockholders and investors are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements and other information are made as of the date of this annual report on Form 10-K, and the Company undertakes no obligation (nor does it intend) to publicly supplement, update or revise such statements on a going-forward basis, whether as a result of subsequent developments, changed expectations or otherwise. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is identifying examples of factors, risks and uncertainties that could cause actual results to differ, perhaps materially, from those indicated by these forward-looking statements.

Those factors, risks and uncertainties include, but are not limited to, the current world-wide credit market disruptions and economic slowdown, which is affecting and could continue to affect the volume of debt and other securities issued in domestic and/or global capital markets; other matters that could affect the volume of debt and other securities issued in domestic and/or global capital markets, including credit quality concerns, changes in interest rates and other volatility in the financial markets; the uncertain effectiveness and possible collateral consequences of U.S. and foreign government initiatives to respond to the economic slowdown; concerns in the marketplace affecting our credibility or otherwise affecting market perceptions of the integrity or utility of independent agency ratings; the introduction of competing products or technologies by other companies; pricing pressure from competitors and/or customers; the impact of regulation as an NRSRO, the potential for new U.S., state and local legislation and regulations, including provisions of the Financial Reform Act and anticipated regulations resulting from that law; the potential for increased competition and regulation in the EU and other foreign jurisdictions; new EU regulations adding a private right of action against credit rating agencies for breaches of EU CRA regulations, requiring rotation of rating agencies for re-securitizations rated within the EU and imposing shareholder restrictions; exposure to litigation related to our rating opinions, as well as any other litigation to which the Company may be subject from time to time; the possible loss of key employees; failures or malfunctions of our operations and infrastructure; any vulnerabilities to cyber threats or other cybersecurity concerns; the outcome of any review by controlling tax authorities of the Company's global tax planning initiatives; the outcome of those Legacy Tax Matters and legal contingencies that relate to the Company, its predecessors and their affiliated companies for which Moody's has assumed portions of the financial responsibility; the ability of the Company to successfully integrate acquired businesses; currency and foreign exchange volatility; and a decline in the demand for credit risk management tools by financial institutions. These factors, risks and uncertainties as well as other risks and uncertainties that could cause Moody's actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements are described in greater detail under "Risk Factors" in Part I, Item 1A of this annual report on Form 10-K, and in other filings made by the Company from time to time with the SEC or in materials incorporated herein or therein. Stockholders and investors are cautioned that the occurrence of any of these factors, risks and uncertainties may cause the Company's actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements, which could have a material and adverse effect on the Company's business, results of operations and financial condition. New factors may emerge from time to time, and it is not possible for the Company to predict new factors, nor can the Company assess the potential effect of any new factors on it.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information in response to this Item is set forth under the caption "Market Risk" in Part II, Item 7 on page 46-47 of this annual report on Form 10-K.

ITEM 8. FINANCIAL STATEMENTS

Index to Financial Statements

	Page(s)
Management's Report on Internal Control Over Financial Reporting	63
Report of Independent Registered Public Accounting Firm	64
Consolidated Financial Statements:	
Consolidated Statements of Operations	65
Consolidated Statements of Comprehensive Income	66
Consolidated Balance Sheets	67
Consolidated Statements of Cash Flows	68
Consolidated Statements of Shareholders' Equity (Deficit)	69-71
Notes to Consolidated Financial Statements	72-111

Schedules are omitted as not required or inapplicable or because the required information is provided in the consolidated financial statements, including the notes thereto.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Moody's Corporation is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the SEC in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Moody's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Moody's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has undertaken an assessment of the design and operational effectiveness of the Company's internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The COSO framework is based upon five integrated components of control: risk assessment, control activities, control environment, information and communications and ongoing monitoring.

Based on the assessment performed, management has concluded that Moody's maintained effective internal control over financial reporting as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.
President and Chief Executive Officer

/s/ LINDA S. HUBER

Linda S. Huber
Executive Vice President and Chief Financial Officer

February 25, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Moody's Corporation:

We have audited the accompanying consolidated balance sheets of Moody's Corporation (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited Moody's Corporation's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Moody's Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Moody's Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Moody's Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

New York, New York

February 25, 2013

MOODY'S CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in millions, except per share data)

	Year Ended December 31,		
	2012	**2011**	**2010**
Revenue	**$ 2,730.3**	$ 2,280.7	$ 2,032.0
Expenses			
Operating	**795.0**	683.5	604.8
Selling, general and administrative	**752.2**	629.6	588.0
Goodwill impairment charge	**12.2**	—	—
Restructuring	**—**	—	0.1
Depreciation and amortization	**93.5**	79.2	66.3
Total expenses	**1,652.9**	1,392.3	1,259.2
Operating income	**1,077.4**	888.4	772.8
Interest income (expense), net	**(63.8)**	(62.1)	(52.5)
Other non-operating income (expense), net	**10.4**	13.5	(5.9)
Non-operating income (expense), net	**(53.4)**	(48.6)	(58.4)
Income before provision for income taxes	**1,024.0**	839.8	714.4
Provision for income taxes	**324.3**	261.8	201.0
Net income	**699.7**	578.0	513.4
Less: Net income attributable to noncontrolling interests	**9.7**	6.6	5.6
Net income attributable to Moody's	**$ 690.0**	$ 571.4	$ 507.8
Earnings per share			
Basic	**$ 3.09**	$ 2.52	$ 2.16
Diluted	**$ 3.05**	$ 2.49	$ 2.15
Weighted average shares outstanding			
Basic	**223.2**	226.3	235.0
Diluted	**226.6**	229.4	236.6

The accompanying notes are an integral part of the consolidated financial statements.

MOODY'S CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in millions)

	Year Ended December 31,		
	2012	2011	2010
Net income	$ 699.7	$ 578.0	$ 513.4
Foreign currency translation adjustments [1]	35.2	(48.7)	11.8
Cash flow and net investment hedges, net of tax:			
Net unrealized losses on cash flow and net investment hedges [2]	(2.3)	(0.6)	(3.1)
Reclassification of losses included in net income [3]	2.4	3.2	3.8
Net change	0.1	2.6	0.7
Pension and Other Retirement Benefits, net of tax:			
Amortization of actuarial losses and prior service costs included in net income [4]	5.9	4.4	2.9
Net actuarial losses and prior service costs [5]	(14.8)	(34.2)	(7.3)
Net change	(8.9)	(29.8)	(4.4)
Comprehensive income	726.1	502.1	521.5
Less: comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interest	10.7	4.8	5.9
Comprehensive income attributable to Moody's	$ 715.4	$ 497.3	$ 515.6

(1) Amounts are net of income taxes of $0.2 million, $1.6 million and $11.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(2) Amounts are net of income taxes of $1.6 million, $0.4 million and $2.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(3) Amounts are net of income taxes of $1.7 million, $2.1 million and $2.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(4) Amounts are net of income taxes of $4.1 million, $3.0 million and $2.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(5) Amounts are net of income taxes of $11.2 million, $22.1 million and $5.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

MOODY'S CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in millions, except share and per share data)

	December 31,	
	2012	**2011**
ASSETS		
Current assets:		
Cash and cash equivalents	$ **1,755.4**	$ 760.0
Short-term investments	**17.9**	14.8
Accounts receivable, net of allowances of $29.1 in 2012 and $28.0 in 2011	**621.8**	489.8
Deferred tax assets, net	**38.7**	82.2
Other current assets	**91.9**	77.6
Total current assets	**2,525.7**	1,424.4
Property and equipment, net	**307.1**	326.8
Goodwill	**637.1**	642.9
Intangible assets, net	**226.5**	253.6
Deferred tax assets, net	**168.5**	146.4
Other assets	**96.0**	82.0
Total assets	$ **3,960.9**	$ 2,876.1
LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable and accrued liabilities	$ **555.3**	$ 452.3
Unrecognized tax benefits	**—**	90.0
Current portion of long-term debt	**63.8**	71.3
Deferred revenue	**545.8**	520.4
Total current liabilities	**1,164.9**	1,134.0
Non-current portion of deferred revenue	**94.9**	97.7
Long-term debt	**1,607.4**	1,172.5
Deferred tax liabilities, net	**58.1**	49.6
Unrecognized tax benefits	**156.6**	115.4
Other liabilities	**410.1**	404.8
Total liabilities	**3,492.0**	2,974.0
Contingencies (Note 17)		
Redeemable noncontrolling interest	**72.3**	60.5
Shareholders' equity (deficit):		
Preferred stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	**—**	—
Series common stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	**—**	—
Common stock, par value $.01 per share; 1,000,000,000 shares authorized; 342,902,272 shares issued at December 31, 2012 and December 31, 2011, respectively.	**3.4**	3.4
Capital surplus	**365.1**	394.5
Retained earnings	**4,713.3**	4,176.1
Treasury stock, at cost; 119,650,254 and 120,462,232 shares of common stock at December 31, 2012 and December 31, 2011, respectively	**(4,614.5)**	(4,635.5)
Accumulated other comprehensive loss	**(82.1)**	(107.5)
Total Moody's shareholders' equity (deficit)	**385.2**	(169.0)
Noncontrolling interests	**11.4**	10.6
Total shareholders' equity (deficit)	**396.6**	(158.4)
Total liabilities, redeemable noncontrolling interest and shareholders' equity (deficit)	$ **3,960.9**	$ 2,876.1

The accompanying notes are an integral part of the consolidated financial statements.

MOODY'S CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities			
Net income	$ 699.7	$ 578.0	$ 513.4
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	93.5	79.2	66.3
Stock-based compensation expense	64.5	56.7	56.6
Goodwill impairment charge	12.2	—	—
Deferred income taxes	36.1	10.3	(10.6)
Excess tax benefits from settlement of stock-based compensation awards	(15.7)	(7.4)	(7.0)
Legacy Tax Matters	(12.8)	(6.4)	—
Changes in assets and liabilities:			
Accounts receivable	(128.2)	17.1	(54.4)
Other current assets	(14.1)	53.5	(73.5)
Other assets	5.1	7.5	3.7
Accounts payable and accrued liabilities	101.8	24.4	83.5
Restructuring liability	(0.1)	(0.5)	(5.2)
Deferred revenue	20.9	8.8	19.6
Unrecognized tax benefits and other non-current tax liabilities	(49.2)	3.9	30.8
Deferred rent	0.8	7.4	12.0
Other liabilities	8.6	(29.2)	18.1
Net cash provided by operating activities	823.1	803.3	653.3
Cash flows from investing activities			
Capital additions	(45.0)	(67.7)	(79.0)
Purchases of short-term investments	(56.2)	(43.3)	(26.2)
Sales and maturities of short-term investments	54.5	40.9	25.0
Cash paid for acquisitions and investment in affiliates, net of cash acquired	(3.5)	(197.5)	(148.6)
Net cash used in investing activities	(50.2)	(267.6)	(228.8)
Cash flows from financing activities			
Borrowings under revolving credit facilities	—	—	250.0
Repayments of borrowings under revolving credit facilities	—	—	(250.0)
Issuance of commercial paper	—	—	2,232.8
Repayment of commercial paper	—	—	(2,676.4)
Issuance of notes	496.1	—	496.9
Repayment of notes	(71.3)	(11.3)	(3.8)
Net proceeds from stock plans	116.7	46.4	34.7
Excess tax benefits from settlement of stock-based compensation awards	15.7	7.4	7.0
Cost of treasury shares repurchased	(196.5)	(333.8)	(223.6)
Payment of dividends	(143.0)	(121.0)	(98.6)
Payment of dividends to noncontrolling interests	(8.3)	(5.1)	(4.8)
Payments under capital lease obligations	—	—	(1.2)
Contingent consideration paid	(0.5)	(0.3)	—
Debt issuance costs and related fees	(6.3)	—	(4.3)
Net cash provided by (used in) financing activities	202.6	(417.7)	(241.3)
Effect of exchange rate changes on cash and cash equivalents	19.9	(17.6)	2.5
Increase in cash and cash equivalents	995.4	100.4	185.7
Cash and cash equivalents, beginning of period	760.0	659.6	473.9
Cash and cash equivalents, end of period	$ 1,755.4	$ 760.0	$ 659.6

The accompanying notes are an integral part of the consolidated financial statements

MOODY'S CORPORATION

Consolidated Statement of Shareholders' Equity (Deficit)

(Amounts in millions)

	Shareholders' of Moody's Corporation									
	Common Stock				Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total Moody's Shareholders' Equity (Deficit)	Non-Controlling Interests	Total Shareholders' Equity (Deficit)
	Shares	Amount	Capital Surplus	Retained Earnings	Shares	Amount				
Balance at December 31, 2009	342.9	$ 3.4	$ 391.1	$ 3,329.0	(106.0)	$(4,288.5)	$ (41.2)	$ (606.2)	$ 10.1	$ (596.1)
Net income				507.8				507.8	5.6	513.4
Dividends				(100.6)				(100.6)	(4.8)	(105.4)
Stock-based compensation			56.9					56.9		56.9
Shares issued for stock-based compensation plans, net			(70.2)		2.5	104.8		34.6		34.6
Net excess tax benefit upon settlement of stock-based compensation awards			13.7					13.7		13.7
Treasury shares repurchased					(8.6)	(223.6)		(223.6)		(223.6)
Currency translation adjustment, (net of tax of $11.7 million)							11.5	11.5	0.3	11.8
Net actuarial losses and prior service cost (net of tax of $5.2 million)							(7.3)	(7.3)		(7.3)
Amortization and recognition of prior service costs and actuarial losses, (net of tax of $2.1 million)							2.9	2.9		2.9
Net unrealized gain on cash flow hedges (net of tax of $0.4 million)							0.7	0.7		0.7
Balance at December 31, 2010	342.9	$ 3.4	$ 391.5	$ 3,736.2	(112.1)	$(4,407.3)	$ (33.4)	$ (309.6)	$ 11.2	$ (298.4)

The accompanying notes are an integral part of the consolidated financial statements.

(continued on next page)

Consolidated Statements of Shareholders' Equity (Deficit)
(Amounts in millions)

	Shareholders' of Moody's Corporation									
	Common Stock				Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total Moody's Shareholders' Equity (Deficit)	Non-Controlling Interests	Total Shareholders' Equity (Deficit)
	Shares	Amount	Capital Surplus	Retained Earnings	Shares	Amount				
Balance at December 31, 2010	342.9	$ 3.4	$ 391.5	$ 3,736.2	(112.1)	$(4,407.3)	$ (33.4)	$ (309.6)	$ 11.2	$ (298.4)
Net income				571.4				571.4	5.6	577.0
Dividends				(131.5)				(131.5)	(5.1)	(136.6)
Stock-based compensation			56.9					56.9		56.9
Shares issued for stock-based compensation plans, net			(59.2)		2.6	105.6		46.4		46.4
Net excess tax benefit upon settlement of stock-based compensation awards			7.2					7.2		7.2
Excess of consideration paid over carrying value of additional investment in KIS Pricing			(1.9)					(1.9)		(1.9)
Purchase of KIS Pricing shares from noncontrolling interest									(1.0)	(1.0)
Treasury shares repurchased					(11.0)	(333.8)		(333.8)		(333.8)
Currency translation adjustment, (net of tax of $1.6 million)							(46.9)	(46.9)	(0.1)	(47.0)
Net actuarial losses and prior service cost (net of tax of $22.1 million)							(34.2)	(34.2)		(34.2)
Amortization and recognition of prior service costs and actuarial losses, (net of tax of $3.0 million)							4.4	4.4		4.4
Net unrealized gain on cash flow hedges (net of tax of $1.7 million)							2.6	2.6		2.6
Balance at December 31, 2011	342.9	$ 3.4	$ 394.5	$ 4,176.1	(120.5)	$(4,635.5)	$ (107.5)	$ (169.0)	$ 10.6	$ (158.4)

The accompanying notes are an integral part of the consolidated financial statements.

(continued on next page)

Consolidated Statements of Shareholders' Equity (Deficit)
(Amounts in millions)

	Shareholders' of Moody's Corporation									
	Common Stock				Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total Moody's Shareholders' Equity (Deficit)	Non-Controlling Interests	Total Shareholders' Equity (Deficit)
	Shares	Amount	Capital Surplus	Retained Earnings	Shares	Amount				
Balance at December 31, 2011	342.9	$ 3.4	$ 394.5	$ 4,176.1	(120.5)	$ (4,635.5)	$ (107.5)	$ (169.0)	$ 10.6	$ (158.4)
Net income				690.0				690.0	6.1	696.1
Dividends				(152.8)				(152.8)	(4.7)	(157.5)
Stock-based compensation			64.6					64.6		64.6
Shares issued for stock-based compensation plans, net			(100.9)		5.6	217.5		116.6		116.6
Net excess tax benefits upon settlement of stock-based compensation awards			10.3					10.3		10.3
Adjustment to redemption value of redeemable noncontrolling interest			(3.4)					(3.4)		(3.4)
Treasury shares repurchased					(4.8)	(196.5)		(196.5)		(196.5)
Currency translation adjustment, (net of tax of $0.2 million)							34.2	34.2	(0.6)	33.6
Net actuarial losses and prior service cost (net of tax of $11.2 million)							(14.8)	(14.8)		(14.8)
Amortization and recognition of prior service costs and actuarial losses, (net of tax of $4.1 million)							5.9	5.9		5.9
Net unrealized gain on cash flow hedges (net of tax of $0.1 million)							0.1	0.1		0.1
Balance at December 31, 2012	342.9	$ 3.4	$ 365.1	$ 4,713.3	(119.7)	$(4,614.5)	$ (82.1)	$ 385.2	$ 11.4	$ 396.6

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Moody's is a provider of (i) credit ratings, (ii) credit, capital markets and economic research, data and analytical tools, (iii) software solutions and related risk management services, (iv) quantitative credit risk measures, financial services training and certification services and (v) outsourced research and analytical services to institutional customers. Moody's has two reportable segments: MIS and MA.

MIS, the credit rating agency, publishes credit ratings on a wide range of debt obligations and the entities that issue such obligations in markets worldwide. Revenue is derived from the originators and issuers of such transactions who use MIS ratings in the distribution of their debt issues to investors.

MA, which includes all of the Company's non-rating commercial activities, develops a wide range of products and services that support financial analysis and risk management activities of institutional participants in global financial markets. Within its Research, Data and Analytics business, MA distributes research and data developed by MIS as part of its ratings process, including in-depth research on major debt issuers, industry studies and commentary on topical credit-related events. The RD&A business also produces economic research as well as data and analytical tools such as quantitative credit risk scores. Within its Enterprise Risk Solutions business (formerly referred to as Risk Management Software), MA provides software solutions as well as related risk management services. The Professional Services business provides outsourced research and analytical services along with financial training and certification programs.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include those of Moody's Corporation and its majority- and wholly-owned subsidiaries. The effects of all intercompany transactions have been eliminated. Investments in companies for which the Company has significant influence over operating and financial policies but not a controlling interest are accounted for on an equity basis.

The Company applies the guidelines set forth in Topic 810 of the ASC in assessing its interests in variable interest entities to decide whether to consolidate that entity. The Company has reviewed the potential variable interest entities and determined that there are no consolidation requirements under Topic 810 of the ASC.

Cash and Cash Equivalents

Cash equivalents principally consist of investments in money market mutual funds and high-grade commercial paper with maturities of three months or less when purchased.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Expenditures for maintenance and repairs that do not extend the economic useful life of the related assets are charged to expense as incurred.

Research and Development Costs

All research and development costs are expensed as incurred. These costs primarily reflect the development of credit processing software and quantitative credit risk assessment products sold by the MA segment. These costs also reflect expenses for new quantitative research and business ideas that potentially warrant near-term investment within MIS or MA which could potentially result in commercial opportunities for the Company.

Research and development costs were $16.1 million, $29.8 million, and $20.3 million for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in operating expenses within the Company's consolidated statements of operations. These costs generally consist of professional services provided by third parties and compensation costs of employees.

Costs for internally developed computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These costs primarily relate to the development or enhancement of credit processing software and quantitative credit risk assessment products sold by the MA segment, to be licensed to customers and generally consist of professional services provided by third parties and compensation costs of employees that develop the software. Judgment is required in determining when technological feasibility of a product is established and the Company believes that technological feasibility for its software products is reached after all high-risk development issues have been resolved through coding and testing. Generally, this occurs shortly before the products are released to customers. Accordingly, costs for internally developed computer software that will be sold, leased or otherwise marketed that were eligible for capitalization under Topic 985 of the ASC as well as the related amortization expense related to such costs were immaterial for the years ended December 31, 2012, 2011 and 2010.

Computer Software Developed or Obtained for Internal Use

The Company capitalizes costs related to software developed or obtained for internal use. These assets, included in property and equipment in the consolidated balance sheets, relate to the Company's accounting, product delivery and other systems. Such costs generally consist of direct costs for third-party license fees, professional services provided by third parties and employee compensation, in each case incurred either during the application development stage or in connection with upgrades and enhancements that increase functionality. Such costs are depreciated over their estimated useful lives on a straight-line basis. Costs incurred during the preliminary project stage of development as well as maintenance costs are expensed as incurred.

Long-Lived Assets, Including Goodwill and Other Acquired Intangible Assets

Moody's evaluated its goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment, annually as of November 30 or more frequently if impairment indicators arose in accordance with ASC Topic 350. In the second quarter of 2012, the Company changed the date of its annual assessment of goodwill impairment to July 31 of each year. This is a change in method of applying an accounting principle which management believes is a preferable alternative as the new date of the assessment is more closely aligned with the Company's strategic planning process. The change in the assessment date does not delay, accelerate or avoid a potential impairment charge. The Company has determined that it is impracticable to objectively determine projected cash flows and related valuation estimates that would have been used as of each July 31 of prior reporting periods without the use of hindsight. As such, the Company has prospectively applied the change in annual goodwill impairment testing date beginning in the second quarter of 2012.

The Company has five reporting units: one in MIS that encompasses all of Moody's ratings operations and four reporting units within MA: RD&A, ERS, Financial Services Training and Certifications and Copal Partners. The RD&A reporting unit encompasses the distribution of investor-oriented research and data developed by MIS as part of its ratings process, in-depth research on major debt issuers, industry studies, economic research and commentary on topical events and credit analytic tools. The ERS reporting unit consists of credit risk management and compliance software that is sold on a license or subscription basis as well as related advisory services for implementation and maintenance. In the first quarter of 2012, a division formerly in the RD&A reporting unit which provided various financial modeling services was transferred to the ERS reporting unit. Additionally, in the second quarter of 2012, the CSI reporting unit, which consisted of all operations relating to CSI which was acquired in November 2010, was integrated into MA's training reporting unit to form the FSTC reporting unit. The new FSTC reporting unit consists of the portion of the MA business that offers both credit training as well as other professional development training and certification services. In the fourth quarter of 2011, the Company acquired Copal which is deemed to be separate reporting unit at December 31, 2012. Also, in December 2011, the Company acquired B&H which is part of the ERS reporting unit.

Rent Expense

The Company records rent expense on a straight-line basis over the life of the lease. In cases where there is a free rent period or future fixed rent escalations the Company will record a deferred rent liability. Additionally, the receipt of any lease incentives will be recorded as a deferred rent liability which will be amortized over the lease term as a reduction of rent expense.

Stock-Based Compensation

The Company records compensation expense for all share-based payment award transactions granted to employees based on the fair value of the equity instrument at the time of grant. This includes shares issued under employee stock purchase plans, stock options and restricted stock. The Company has also established a pool of additional paid-in capital related to the tax effects of employee share-based compensation, which is available to absorb any recognized tax deficiencies.

Derivative Instruments and Hedging Activities

Based on the Company's risk management policy, from time to time the Company may use derivative financial instruments to reduce exposure to changes in foreign exchange rates and interest rates. The Company does not enter into derivative financial instruments for speculative purposes. All derivative financial instruments are recorded on the balance sheet at their respective fair values. The changes in the value of derivatives that qualify as fair value hedges are recorded currently into earnings. Changes in the derivative's fair value that qualify as cash flow hedges are recorded to accumulated other comprehensive income or loss, to the extent the hedge is effective, and such amounts are reclassified to earnings in the same period or periods during which the hedged transaction affects income. Changes in the derivative's fair value that qualify as net investment hedges are recorded to accumulated other comprehensive income or loss, to the extent the hedge is effective.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or the services have been provided and accepted by the customer when applicable, fees are determinable and the collection of resulting receivables is considered probable.

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"). The standard changed the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration based on the relative selling price of each deliverable. The Company adopted ASU 2009-13 on a prospective basis for applicable transactions originating or materially modified on or after January 1, 2010. If applied in the same manner to the year ended December 31, 2009, ASU 2009-13 would not have had a material impact on net revenue reported for both its MIS and MA segments in terms of the timing and pattern of revenue recognition. The adoption of ASU 2009-13 did not have a significant effect on the Company's net revenue in the period of adoption and also did not have a significant effect on the Company's net revenue in periods after the initial adoption when applied to multiple element arrangements based on the currently anticipated business volume and pricing.

For 2010 and future periods, pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple deliverables, the Company allocates revenue to each deliverable based on its relative selling price which is determined based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available.

The Company's products and services will generally continue to qualify as separate units of accounting under ASU 2009-13. The Company evaluates each deliverable in an arrangement to determine whether it represents a separate unit of accounting. A deliverable constitutes a separate unit of accounting when it has stand-alone value to the customers and if the arrangement includes a customer refund or return right relative to the delivered item and the delivery and performance of the undelivered item is considered probable and substantially in the Company's control. In instances where the aforementioned criteria are not met, the deliverable is combined with the undelivered items and revenue recognition is determined as one single unit.

The Company determines whether its selling price in a multi-element transaction meets the VSOE criteria by using the price charged for a deliverable when sold separately. In instances where the Company is not able to establish VSOE for all deliverables in a multiple element arrangement, which may be due to the Company infrequently selling each element separately, not selling products within a reasonably narrow price range, or only having a limited sales history, the Company attempts to establish TPE for deliverables. The Company determines whether TPE exists by evaluating largely similar and interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, due to the difficulty in obtaining third party pricing, possible differences in its market strategy from that of its peers and the potential that products and services offered by the Company may contain a significant level of differentiation and/or customization such that the comparable pricing of products with similar functionality cannot be obtained, the Company generally is unable to reliably determine TPE. Based on the selling price hierarchy established by ASU 2009-13, when the Company is unable to establish selling price using VSOE or TPE, the Company will establish an ESP. ESP is the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The Company establishes its best estimate of ESP considering internal factors relevant to is pricing practices such as costs and margin objectives, standalone sales prices of similar products, percentage of the fee charged for a primary product or service relative to a related product or service, and customer segment and geography. Additional consideration is also given to market conditions such as competitor pricing strategies and market trend. The Company reviews its determination of VSOE, TPE and ESP on an annual basis or more frequently as needed.

In the MIS segment, revenue attributed to initial ratings of issued securities is recognized when the rating is issued. Revenue attributed to monitoring of issuers or issued securities is recognized ratably over the period in which the monitoring is performed, generally one year. In the case of commercial mortgage-backed securities, derivatives, international residential mortgage-backed and asset-backed securities, issuers can elect to pay the monitoring fees upfront. These fees are deferred and recognized over the future monitoring periods based on the expected lives of the rated securities, which ranged from two to 52 years at December 31, 2012. At December 31, 2012, 2011 and 2010, deferred revenue related to these securities was approximately $82 million, $79 million, and $76 million.

Multiple element revenue arrangements in the MIS segment are generally comprised of an initial rating and the related monitoring service. Beginning January 1, 2010, in instances where monitoring fees are not charged for the first year monitoring effort, fees are allocated to the initial rating and monitoring services based on the relative selling price of each service to the total arrangement fees. The Company generally uses ESP in determining the selling price for its initial ratings as the Company rarely sells initial ratings separately without providing related monitoring services and thus is unable to establish VSOE or TPE for initial ratings. Prior to January 1, 2010 and pursuant to the previous accounting standards, for these types of arrangements the initial rating fee was first allocated to the monitoring service determined based on the estimated fair market value of monitoring services, with the residual amount allocated to the initial rating. Under ASU 2009-13 this practice can no longer be used for non-software deliverables upon the adoption of ASU 2009-13.

MIS estimates revenue for ratings of commercial paper for which, in addition to a fixed annual monitoring fee, issuers are billed quarterly based on amounts outstanding. Revenue is accrued each quarter based on estimated amounts outstanding and is billed when actual data is available. The estimate is determined based on the issuers' most recent reported quarterly data. At December 31, 2012, 2011 and 2010, accounts receivable included approximately $22 million, $24 million, and $25 million, respectively, related to accrued commercial paper revenue. Historically, MIS has not had material differences between the estimated revenue and the actual billings. Furthermore, for certain annual monitoring services, fees are not invoiced until the end of the annual monitoring period. Revenue is accrued ratably over the monitoring period.

In the MA segment, products and services offered by the Company include software licenses and related maintenance, subscriptions, and professional services. Revenue from subscription based products, such as research and data subscriptions and certain software-based credit risk management subscription products, is recognized ratably over the related subscription period, which is principally one year. Revenue from sale of perpetual licenses of credit processing software is generally recognized at the time the product master or first copy is delivered or transferred to and accepted by the customer. Software maintenance revenue is recognized ratably over the annual maintenance period. Revenue from services rendered within the professional services line of business is generally recognized as the services are performed. If uncertainty exists regarding customer acceptance of the product or service, revenue is not recognized until acceptance occurs. A large portion of annual research and data subscriptions and annual software maintenance are invoiced in the months of November, December and January.

Products and services offered within the MA segment are sold either stand-alone or together in various combinations. In instances where a multiple element arrangement includes software and non-software deliverables, revenue is allocated to the non-software deliverables and to the software deliverables, as a group, using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. Revenue is recognized for each element based upon the conditions for revenue recognition noted above.

If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software deliverables as a group is allocated to each software deliverable using VSOE. In the instances where the Company is not able to determine VSOE for all of the deliverables of an arrangement, the Company allocates the revenue to the undelivered elements equal to its VSOE and the residual revenue to the delivered elements. If the Company is unable to determine VSOE for an undelivered element, the Company defers all revenue allocated to the software deliverables until the Company has delivered all of the elements or when VSOE has been determined for the undelivered elements.

Accounts Receivable Allowances

Moody's records an allowance for estimated future adjustments to customer billings as a reduction of revenue, based on historical experience and current conditions. Such amounts are reflected as additions to the accounts receivable allowance. Additionally, estimates of uncollectible accounts are recorded as bad debt expense and are reflected as additions to the accounts receivable allowance. Billing adjustments and uncollectible account write-offs are recorded against the allowance. Moody's evaluates its accounts receivable allowance by reviewing and assessing historical collection and adjustment experience and the current status of customer accounts. Moody's also considers the economic environment of the customers, both from an industry and geographic perspective, in evaluating the need for allowances. Based on its analysis, Moody's adjusts its allowance as considered appropriate in the circumstances.

Contingencies

From time to time, Moody's is involved in legal and tax proceedings, governmental investigations and inquiries, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by MIS. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. Moody's discloses material pending legal proceedings pursuant to SEC rules and other pending matters as it may determine to be appropriate.

For claims, litigation and proceedings and governmental investigations and inquiries not related to income taxes, where it is both probable that a liability is expected to be incurred and the amount of loss can be reasonably estimated, the Company records liabilities in the consolidated financial statements and periodically adjusts these as appropriate. When the reasonable estimate of the loss is within a range of amounts, the minimum amount of the range is accrued unless some higher amount within the range is a better estimate than another amount within the range. In other instances, because of uncertainties related to the probable outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if significant. As additional information becomes available, the Company adjusts its assessments and estimates of such matters accordingly. In view of the inherent difficulty of predicting the outcome of litigation, regulatory, governmental investigations and inquiries, enforcement and similar matters and contingencies, particularly where the claimants seek large or indeterminate damages or where the parties assert novel legal theories or the matters involve a large number of parties, the Company cannot predict what the eventual outcome of the pending matters will be or the timing of any resolution of such matters. The Company also cannot predict the impact (if any) that any such matters may have on how its business is conducted, on its competitive position or on its financial position, results of operations or cash flows. As the process to resolve any pending matters progresses, management will continue to review the latest information available and assess its ability to predict the outcome of such matters and the effects, if any, on its operations and financial condition. However, in light of the large or indeterminate damages sought in some of them, the absence of similar court rulings on the theories of law asserted and uncertainties regarding apportionment of any potential damages, an estimate of the range of possible losses cannot be made at this time.

The Company's wholly-owned insurance subsidiary insures the Company against certain risks including but not limited to deductibles for worker's compensation, employment practices litigation, employee medical claims and terrorism, for which the claims are not material to the Company. In addition, for claim years 2008 and 2009, the insurance subsidiary insured the Company for defense costs related to professional liability claims. For matters insured by the Company's insurance subsidiary, Moody's records liabilities based on the estimated total claims expected to be paid and total projected costs to defend a claim through its anticipated conclusion. The Company determines liabilities based on an assessment of management's best estimate of claims to be paid and legal defense costs as well as actuarially determined estimates. The Cheyne SIV and Rhinebridge SIV matters more fully discussed in Note 17 are both cases from the 2008/2009 claims period, and accordingly these matters are covered by the Company's insurance subsidiary. Defense costs for matters not self-insured by the Company's wholly-owned insurance subsidiary are expensed as services are provided.

For income tax matters, the Company employs the prescribed methodology of Topic 740 of the ASC which requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Operating Expenses

Operating expenses are charged to income as incurred. These expenses include costs associated with the development and production of the Company's products and services and their delivery to customers. These expenses principally include employee compensation and benefits and travel costs that are incurred in connection with these activities.

Selling, General and Administrative Expenses

SG&A expenses are charged to income as incurred. These expenses include such items as compensation and benefits for corporate officers and staff and compensation and other expenses related to sales of products. They also include items such as office rent, business insurance, professional fees and gains and losses from sales and disposals of assets.

Redeemable Noncontrolling Interest

The Company records its redeemable noncontrolling interest at fair value on the date of the related business combination transaction. The redeemable noncontrolling interest represents noncontrolling shareholders' interest in entities which are controlled but not wholly-owned by Moody's and for which Moody's obligation to redeem the minority shareholders' interest is in the control of the minority shareholders. Subsequent to the initial measurement, the redeemable noncontrolling interest is recorded at the greater of its redemption value or its carrying value at the end of each reporting period. If the redeemable noncontrolling interest is carried at its redemption value, the difference between the redemption value and the carrying value would be adjusted through capital surplus at the end of each reporting period. The Company also performs a quarterly assessment to determine if the aforementioned redemption value exceeds the fair value of the redeemable noncontrolling interest. If the redemption value of the redeemable noncontrolling interest were to exceed its fair value, the excess would reduce the net income attributable to Moody's shareholders.

Foreign Currency Translation

For all operations outside the U.S. where the Company has designated the local currency as the functional currency, assets and liabilities are translated into U.S. dollars using end of year exchange rates, and revenue and expenses are translated using average exchange rates for the year. For these foreign operations, currency translation adjustments are accumulated in a separate component of shareholders' equity.

Comprehensive Income

Comprehensive income represents the change in net assets of a business enterprise during a period due to transactions and other events and circumstances from non-owner sources including foreign currency translation impacts, net actuarial losses and net prior service costs related to pension and other post-retirement plans and derivative instruments.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC Topic 740. Therefore, income tax expense is based on reported income before income taxes and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.

The Company classifies interest related to unrecognized tax benefits as a component of interest expense in its consolidated statements of operations. Penalties are recognized in other non-operating expenses. For UTPs, the Company first determines whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

For certain of its non-U.S. subsidiaries, the Company has deemed the undistributed earnings relating to these subsidiaries to be indefinitely reinvested within its foreign operations. Accordingly, the Company has not provided deferred income taxes on these indefinitely reinvested earnings. It is not practicable to determine the amount of deferred taxes that might be required to be provided if such earnings were distributed in the future due to complexities in the tax laws and in the hypothetical calculations that would have to be made.

Fair Value of Financial Instruments

The Company's financial instruments include cash, cash equivalents, trade receivables and payables, all of which are short-term in nature and, accordingly, approximate fair value. Additionally, the Company invests in short-term investments that are carried at cost, which approximates fair value due to their short-term maturities. Also, the Company uses derivative instruments, as further described in Note 5, to manage certain financial exposures that occur in the normal course of business. These derivative instruments are carried at fair value on the Company's consolidated balance sheets. The Company also is subject to contingent consideration obligations related to certain of its acquisitions as more fully discussed in Note 7. These obligations are carried at their estimated fair value within the Company's consolidated balance sheets.

Fair value is defined by the ASC as the price that would be received from selling an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. The determination of this fair value is based on the principal or most advantageous market in which the Company could commence transactions and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. Also, determination of fair value assumes that market participants will consider the highest and best use of the asset.

The ASC establishes a fair value hierarchy whereby the inputs contained in valuation techniques used to measure fair value are categorized into three broad levels as follows:

Level 1 : quoted market prices in active markets that the reporting entity has the ability to access at the date of the fair value measurement;

Level 2 : inputs other than quoted market prices described in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3 : unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk principally consist of cash and cash equivalents, short-term investments, trade receivables and derivatives.

Cash equivalents consist of investments in high quality investment-grade securities within and outside the U.S. The Company manages its credit risk exposure by allocating its cash equivalents among various money market mutual funds and issuers of high- grade commercial paper. Short-term investments primarily consist of certificates of deposit and high-grade corporate bonds in Korea as of December 31, 2012 and 2011. The Company manages its credit risk exposure on cash equivalents and short-term investments by limiting the amount it can invest with any single issuer. No customer accounted for 10% or more of accounts receivable at December 31, 2012 or 2011.

Earnings per Share of Common Stock

Basic shares outstanding is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted shares outstanding is calculated giving effect to all potentially dilutive common shares, assuming that such shares were outstanding during the reporting period.

Pension and Other Retirement Benefits

Moody's maintains various noncontributory DBPPs as well as other contributory and noncontributory retirement plans. The expense and assets/liabilities that the Company reports for its pension and other retirement benefits are dependent on many assumptions concerning the outcome of future events and circumstances. These assumptions represent the Company's best estimates and may vary by plan. The differences between the assumptions for the expected long-term rate of return on plan assets and actual experience is spread over a five-year period to the market related value of plan assets which is used in determining the expected return on assets component of annual pension expense. All other actuarial gains and losses are generally deferred and amortized over the estimated average future working life of active plan participants.

The Company recognizes as an asset or liability in its statement of financial position the funded status of its defined benefit post-retirement plans, measured on a plan-by-plan basis. Changes in the funded status are recorded as part of other comprehensive income during the period the changes occur.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Estimates are used for, but not limited to, revenue recognition, accounts receivable allowances, income taxes, contingencies, valuation of long-lived and intangible assets, goodwill, pension and other retirement benefits, stock-based compensation, and depreciation and amortization rates for property and equipment and computer software.

The financial market volatility and poor economic conditions beginning in the third quarter of 2007 and continuing into 2012, both in the U.S. and in many other countries where the Company operates, have impacted and will continue to impact Moody's business. If such conditions were to continue they could have a material impact to the Company's significant accounting estimates discussed above, in particular those around accounts receivable allowances, valuations of investments in affiliates, goodwill and other acquired intangible assets, and pension and other retirement benefits.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The objective of this ASU is to improve reporting by requiring entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the statement of operations. The amendments in this ASU are required to be applied retrospectively and are effective for reporting periods beginning after December 15, 2012. The adoption of this ASU will not have any impact on the Company's consolidated financial statements other than revising the presentation relating to items reclassified from accumulated other comprehensive income to the statement of operations.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income". Under the amendments in this ASU, an entity has two options for presenting its total comprehensive income: to show its components along with the components of net income in a single continuous statement, or in two separate but consecutive statements. The amendments in this ASU are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. In December 2011, the FASB issued ASU No. 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income", which deferred the requirement in ASU No. 2011-05 to present on the face of the financial statements reclassification adjustments for items that are reclassified from OCI to net income in the statement(s) where the components of net income and the components of OCI are presented. All other provisions of this ASU, which are to be applied retrospectively, are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted all provisions that were not deferred in 2012. The adoption of this ASU did not have any impact on the Company's consolidated financial statements other than revising the presentation of the components of comprehensive income.

NOTE 3 RECONCILIATION OF WEIGHTED AVERAGE SHARES OUTSTANDING

Below is a reconciliation of basic to diluted shares outstanding:

	Year Ended December 31,		
	2012	**2011**	**2010**
Basic	**223.2**	226.3	235.0
Dilutive effect of shares issuable under stock-based compensation plans	**3.4**	3.1	1.6
Diluted	**226.6**	229.4	236.6
Antidilutive options to purchase common shares and restricted stock as well as contingently issuable restricted stock which are excluded from the table above	**7.5**	10.6	15.5

The calculation of diluted EPS requires certain assumptions regarding the use of both cash proceeds and assumed proceeds that would be received upon the exercise of stock options and vesting of restricted stock outstanding as of December 31, 2012, 2011 and 2010. These assumed proceeds include Excess Tax Benefits and any unrecognized compensation on the awards.

NOTE 4 **SHORT-TERM INVESTMENTS**

Short-term investments are securities with maturities greater than 90 days at the time of purchase that are available for use in the Company's operations in the next twelve months. The short-term investments, primarily consisting of certificates of deposit, are classified as held-to-maturity and therefore are carried at cost. The remaining contractual maturities of the short-term investments were one to 11 months and one to seven months as of December 31, 2012 and 2011, respectively. Interest and dividends are recorded into income when earned.

NOTE 5 **DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES**

The Company is exposed to global market risks, including risks from changes in FX rates and changes in interest rates. Accordingly, the Company uses derivatives in certain instances to manage the aforementioned financial exposures that occur in the normal course of business. The Company does not hold or issue derivatives for speculative purposes.

Interest Rate Swaps

In the fourth quarter of 2010, the Company entered into interest rate swaps with a total notional amount of $300 million to convert the fixed interest rate on the Series 2005-1 Notes to a floating interest rate based on the 3-month LIBOR. The purpose of this hedge was to mitigate the risk associated with changes in the fair value of the Series 2005-1 Notes, thus the Company has designated these swaps as fair value hedges. The fair value of the swaps is adjusted quarterly with a corresponding adjustment to the carrying value of the Series 2005-1 Notes. The changes in the fair value of the hedges and the underlying hedged item generally offset and the net cash settlements on the swaps are recorded each period within interest income (expense), net in the Company's consolidated statements of operations.

In May 2008, the Company entered into interest rate swaps with a total notional amount of $150 million to protect against fluctuations in the LIBOR-based variable interest rate on the 2008 Term Loan further described in Note 14. These interest rate swaps are designated as cash flow hedges. Accordingly, changes in the fair value of these swaps are recorded to other comprehensive income or loss, to the extent that the hedge is effective, and such amounts are reclassified to earnings in the same period during which the hedged transaction affects income.

Foreign Exchange Forwards and Options

The Company engaged in hedging activities to protect against FX risks from forecasted billings and related revenue denominated in the euro and the GBP. FX options and forward exchange contracts were utilized to hedge exposures related to changes in FX rates. As of December 31, 2011, these FX options and forward exchange contracts have matured and all realized gains and losses have been reclassified from AOCI into earnings. These FX options and forward exchange contracts were designated as cash flow hedges.

The Company also enters into foreign exchange forwards to mitigate the change in fair value on certain assets and liabilities denominated in currencies other than the subsidiary's functional currency. These forward contracts are not designated as hedging instruments under the applicable sections of Topic 815 of the ASC. Accordingly, changes in the fair value of these contracts are recognized immediately in other non-operating income (expense), net in the Company's consolidated statements of operations along with the FX gain or loss recognized on the assets and liabilities denominated in a currency other than the subsidiary's functional currency. These contracts have expiration dates at various times through March 2013.

The following table summarizes the notional amounts of the Company's outstanding foreign exchange forwards:

		December 31, 2012		December 31, 2011
Notional amount of Currency Pair:				
Contracts to purchase USD with euros	**$**	**34.3**	$	27.5
Contracts to sell USD for euros	**$**	**48.4**	$	47.7
Contracts to purchase USD with GBP	**$**	**2.1**	$	2.4
Contracts to sell USD for GBP	**$**	**1.7**	$	17.6
Contracts to purchase USD with other foreign currencies	**$**	**6.7**	$	3.2
Contracts to sell USD for other foreign currencies	**$**	**5.1**	$	7.6
Contracts to purchase euros with other foreign currencies	**€**	**14.4**	€	13.6
Contracts to purchase euros with GBP	**€**	**—**	€	1.6
Contracts to sell euros for GBP	**€**	**8.9**	€	7.2

Net Investment Hedges

The Company enters into foreign currency forward contracts to hedge the exposure related to non-U.S. dollar net investments in certain foreign subsidiaries against adverse changes in foreign exchange rates. These forward contracts are designated as hedging instruments under the applicable sections of Topic 815 of the ASC. Hedge effectiveness is assessed based on the overall changes in the fair value of the forward contracts on a pre-tax basis. For hedges that meet the effectiveness requirements, any change in fair value for the hedge is recorded in the currency translation adjustment component of AOCI. Any change in the fair value of these hedges that is the result of ineffectiveness would be recognized immediately in other non-operating (expense) income in the Company's consolidated statements of operations. These outstanding contracts expire in March 2013.

The following table summarizes the notional amounts of the Company's outstanding foreign exchange forward contracts that are designated as net investment hedges:

	December 31, 2012	December 31, 2011
Notional amount of Currency Pair:		
Contracts to sell euros for USD	€ **50.0**	N/A

The table below shows the classification between assets and liabilities on the Company's consolidated balance sheets for the fair value of the derivative instruments:

	Fair Value of Derivative Instruments		
	Balance Sheet Location	**December 31, 2012**	**December 31, 2011**
Assets:			
Derivatives designated as accounting hedges:			
Interest rate swaps	Other assets	$ **13.8**	$ 11.5
Total derivatives designated as accounting hedges		**13.8**	11.5
Derivatives not designated as accounting hedges:			
FX forwards on certain assets and liabilities	Other current assets	**1.4**	1.1
Total		$ **15.2**	$ 12.6
Liabilities:			
Derivatives designated as accounting hedges:			
Interest rate swaps	Accounts payable and accrued liabilities	$ **0.7**	$ 4.5
FX forwards on net investment in certain foreign subsidiaries	Accounts payable and accrued liabilities	**1.0**	—
Total derivatives designated as accounting hedges		**1.7**	4.5
Derivatives not designated as accounting hedges:			
FX forwards on certain assets and liabilities	Accounts payable and accrued liabilities	**0.7**	2.3
Total		$ **2.4**	$ 6.8

The following table summarizes the net gain (loss) on the Company's foreign exchange forwards which are not designated as hedging instruments as well as the gain (loss) on the interest rate swaps designated as fair value hedges:

		Amount of Gain (Loss) Recognized in consolidated statement of operations		
		Year Ended December 31,		
		2012	2011	2010
Derivatives designated as accounting hedges	**Location on Consolidated Statements of Operations**			
Interest rate swaps	Interest Expense, net	**$ 3.6**	$ 4.1	—
Derivatives not designated as accounting hedges				
Foreign exchange forwards	Other non-operating (expense) income	**$ 0.9**	$ (1.4)	(2.2)

The following table provides information on gains (losses) on the company's cash flow hedges:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain/(Loss) Recognized in AOCI on Derivative (Effective Portion)			Location of Gain/(Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain/(Loss) Reclassified from AOCI into Income (Effective Portion)			Location of Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)		
	Year Ended December 31,				Year Ended December 31,				Year Ended December 31,		
	2012	2011	2010		2012	2011	2010		2012	2011	2010
FX options	**$ —**	$ —	$ —	Revenue	**$ —**	$(0.2)	$(1.0)	Revenue	**$ —**	$ —	$ —
Interest rate swaps	**(0.1)**	(0.6)	(3.1)	Interest income (expense), net	**(2.4)**	(3.0)	(2.8)	N/A	**—**	—	—
Total	**$(0.1)**	$(0.6)	$(3.1)		**$(2.4)**	$(3.2)	$(3.8)		**$ —**	$ —	$ —

All gains and losses on derivatives designated as cash flow hedges are initially recognized through AOCI. Realized gains and losses reported in AOCI are reclassified into earnings (into revenue for FX options and into interest income (expense), net for the interest rate swaps) as the underlying transaction is recognized.

The following table provides information on gains (losses) on the Company's net investment hedges:

Derivatives in Net Investment Hedging Relationships	Amount of Gain/(Loss) Recognized in AOCI on Derivative (Effective Portion)		Location of Gain/(Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain/(Loss) Reclassified from AOCI into Income (Effective Portion)		Location of Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,	
	2012	2011		2012	2011		2012	2011
FX forwards	**$(2.2)**	$ —	N/A	**$ —**	$ —	N/A	**$ —**	$ —
Total	**$(2.2)**	$ —		**$ —**	$ —		**$ —**	$ —

All gains and losses on derivatives designated as net investment hedges are recognized in the currency translation adjustment component of AOCI.

The cumulative amount of unrecognized hedge losses recorded in AOCI is as follows:

	Unrecognized Losses, net of tax	
	December 31, 2012	December 31, 2011
FX forwards on net investment hedges	$ (2.2)	$ —
Interest rate swaps [(1)]	(0.7)	(3.0)
Total	$ (2.9)	$ (3.0)

(1) The unrecognized hedge losses relating to the cash flow hedge on the 2008 Term Loan are expected to be reclassified into earnings within the next five months as the underlying hedge ends with the full repayment of the 2008 Term Loan in the first half of 2013.

NOTE 6 PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,	
	2012	2011
Office and computer equipment (3 – 20 year estimated useful life)	$ 119.7	$ 106.8
Office furniture and fixtures (5 – 10 year estimated useful life)	40.3	40.6
Internal-use computer software (3 – 5 year estimated useful life)	263.9	241.8
Leasehold improvements (3 – 20 year estimated useful life)	197.5	195.8
Total property and equipment, at cost	621.4	585.0
Less: accumulated depreciation and amortization	(314.3)	(258.2)
Total property and equipment, net	$ 307.1	$ 326.8

Depreciation and amortization expense related to the above assets was $63.4 million, $58.7 million, and $49.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 7 ACQUISITIONS

All of the acquisitions described below were accounted for using the purchase method of accounting whereby the purchase price is allocated first to the net assets of the acquired entity based on the fair value of its net assets. Any excess of the purchase price over the fair value of the net assets acquired is recorded to goodwill. These acquisitions are discussed below in more detail.

Barrie & Hibbert, Limited

On December 16, 2011, a subsidiary of the Company acquired Barrie & Hibbert Limited, a provider of risk management modeling tools for insurance companies worldwide. B&H operates within the ERS LOB of MA, broadening MA's suite of software solutions for the insurance and pension sectors.

The aggregate purchase price was $79.5 million in cash payments to the sellers and was funded by using Moody's non-U.S. cash on hand.

Shown below is the purchase price allocation, which summarizes the fair values of the assets acquired, and liabilities assumed, at the date of acquisition:

Current assets		$ 15.2
Property and equipment, net		0.7
Intangible assets:		
Trade name (5 year weighted average life)	$ 1.9	
Client relationships (18 year weighted average life)	8.3	
Software (7 year weighted average life)	16.8	
Other intangibles (2 year weighted average life)	0.1	
Total intangible assets (12 year weighted average life)		27.1
Goodwill		54.6
Liabilities assumed		(18.1)
Net assets acquired		$ 79.5

Current assets include acquired cash of approximately $10 million. The acquired goodwill will not be deductible for tax. B&H operates within the ERS reporting unit and goodwill associated with the acquisition was part of the ERS reporting unit within the MA segment as of the acquisition date.

The Company incurred approximately $1 million of costs directly related to the acquisition of B&H during the year ended December 31, 2011. These costs, which primarily consisted of consulting and legal fees, are recorded within selling, general and administrative expenses in the Company's consolidated statements of operations.

The amount of revenue and expenses included in the Company's consolidated statement of operations for B&H from the acquisition date through December 31, 2011 was not material. The near term impact to operations and cash flow from this acquisition was not material to the Company's consolidated financial statements.

Copal Partners

On November 4, 2011, subsidiaries of the Company acquired a 67% interest in Copal Partners Limited and a 100% interest in two related entities that were wholly-owned by Copal Partners Limited (together herein referred to as "Copal"). These acquisitions resulted in the Company obtaining an approximate 75% economic ownership interest in the Copal group of companies. Copal is a provider of outsourced research and consulting services to the financial services industry. Copal operates within the PS LOB of MA and complements the other product and services offered by MA. The table below details the total consideration transferred to the sellers of Copal:

Cash paid	$ 125.0
Put/call option for non-controlling interest	68.0
Contingent consideration liability assumed	6.8
Total fair value of consideration transferred	$ 199.8

In conjunction with the purchase, the Company and the non-controlling shareholders entered into a put/call option agreement whereby the Company has the option to purchase from the non-controlling shareholders and the non-controlling shareholders have the option to sell to the Company the remaining 33% ownership interest of Copal Partners Limited based on a strike price to be calculated on predetermined formulas using a combination of revenue and EBITDA multiples when exercised. The value of the estimated put/call option strike price on the date of acquisition was based on a Monte Carlo simulation model. This model contemplated multiple scenarios which simulated certain of Copal's revenue, EBITDA margins and equity values to estimate the present value of the expected strike price of the option. The option is subject to a minimum exercise price of $46 million. There is no limit as to the maximum amount of the strike price on the put/call option.

Additionally, as part of the consideration transferred, the Company issued a note payable of $14.2 million to the sellers which is more fully discussed in Note 14. The Company has a right to reduce the amount payable under this note with payments that it may be required to make relating to certain UTPs associated with the acquisition. Accordingly, this note payable is not carried on the consolidated balance sheet as of December 31, 2012 and 2011 in accordance with certain indemnification arrangements relating to these UTP's which are more fully discussed below.

Also, the purchase agreement contains several different provisions for contingent cash payments to the sellers valued at $6.8 million at the acquisition date. A portion of the contingent cash payments are based on revenue and EBITDA growth for certain of the acquired Copal entities. This growth is calculated by comparing revenue and EBITDA in the year immediately prior to the exercise of the aforementioned put/call option to revenue and EBITDA in the year ended December 31, 2011. There are no limitations set forth in the acquisition agreement relating to the amount payable under this contingent payment arrangement. Payments under this arrangement, if any, would be made upon the exercise of the put/call option. Other contingent cash payments are based on the achievement of revenue targets for 2012 and 2013, with certain limits on the amount of revenue that can be applied to the calculation of the contingent payment.

Each of these contingent payments has a maximum payout of $2.5 million. Further information on the inputs and methodologies utilized to derive the fair value of these contingent consideration liabilities are discussed in Note 9.

The Company incurred approximately $7 million of costs directly related to the acquisition of Copal during the year ended December 31, 2011. These costs, which primarily consist of consulting and legal fees, are recorded within selling, general and administrative expenses in the Company's consolidated statements of operations.

Shown below is the purchase price allocation, which summarizes the fair values of the assets acquired and liabilities assumed, at the date of acquisition:

Current assets		$ 15.5
Property and equipment, net		0.5
Intangible assets:		
Trade name (15 year weighted average life)	$ 8.6	
Client relationships (16 year weighted average life)	66.2	
Other (2 year weighted average life)	4.4	
Total intangible assets (15 year weighted average life)		79.2
Goodwill		136.9
Indemnification asset		18.8
Other assets		6.6
Liabilities assumed		(57.7)
Net assets acquired		$ 199.8

Current assets include acquired cash of approximately $7 million. The acquired goodwill, which has been assigned to the MA segment, will not be deductible for tax.

In connection with the acquisition, the Company assumed liabilities relating to UTPs. These UTPs are included in the liabilities assumed in the table above. The sellers have contractually indemnified the Company against any potential payments that may have to be made regarding these UTPs. Under the terms of the acquisition agreement, a portion of the purchase price was remitted to an escrow agent for various uncertainties associated with the transaction of which a portion relates to these UTPs. Additionally, the Company is contractually indemnified for payments in excess of the amount paid into escrow via a reduction to the amount payable under the aforementioned note payable issued to the sellers. Accordingly, the Company carries an indemnification asset on its consolidated balance sheet at December 31, 2012 and 2011 for which a portion has been offset by the note payable in the amount of $14.2 million.

As of December 31, 2012, Copal operates as its own reporting unit. Accordingly, goodwill associated with the acquisition is part of the Copal reporting unit within the MA segment. Copal will remain a separate reporting unit until MA management completes evaluation of options for integrating the entity into the other MA reporting units.

The amount of revenue and expenses for Copal from the acquisition date through December 31, 2011 was not material. The near term impact to operations and cash flow from this acquisition was not material to the Company's consolidated financial statements.

KIS Pricing, Inc.

On May 6, 2011, a subsidiary of the Company acquired a 16% additional direct equity investment in KIS Pricing, which is a consolidated subsidiary of the Company, from a shareholder with a non-controlling interest in the entity. The additional interest adds to the Company's existing indirect ownership of KIS Pricing through its controlling equity stake in Korea Investors Service (KIS). The aggregate purchase price was not material and the near term impact to operations and cash flow is not expected to be material. KIS Pricing is part of the MA segment.

CSI Global Education, Inc.

On November 18, 2010, a subsidiary of the Company acquired CSI Global Education, Inc., Canada's leading provider of financial learning, credentials, and certification. CSI operates within MA, strengthening the Company's capabilities for delivering credit and other financial training programs to financial institutions worldwide and bolsters Moody's efforts to serve as an essential resource to financial market participants. The purchase price was funded with cash on hand.

The aggregate purchase price was $151.4 million in net cash payments to the sellers. There is a 2.5 million Canadian dollar contingent cash payment which is dependent upon the achievement of a certain contractual milestone by January 2016 which is more fully discussed in Note 9.

Shown below is the purchase price allocation, which summarizes the fair values of the assets acquired and liabilities assumed, at the date of acquisition:

Current assets		$ 5.1
Property and equipment, net		0.8
Intangible assets:		
Trade name (30 year weighted average life)	$ 9.0	
Client relationships (21 year weighted average life)	63.1	
Trade secret (13 year weighted average life)	5.8	
Total intangible assets (21 year weighted average life)		77.9
Goodwill		104.6
Liabilities assumed		(37.0)
Net assets acquired		$ 151.4

Current assets include acquired cash of approximately $2.8 million. The acquired goodwill, which has been assigned to the MA segment, will not be deductible for tax. In 2012 CSI was integrated into MA's training reporting unit to form the FSTC reporting unit.

The near term impact to operations and cash flow from this acquisition was not material to the Company's consolidated financial statements.

For all of the acquisitions described above, the Company has not presented proforma combined results for these acquisitions because the impact on the previously reported statements of operations would not have been material.

NOTE 8 GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

The following table summarizes the activity in goodwill:

	Year Ended December 31,					
	2012			2011		
	MIS	MA	Consolidated	MIS	MA	Consolidated
Beginning balance:						
Goodwill	$ 11.0	$ 631.9	$ 642.9	$ 11.4	$ 454.1	$ 465.5
Accumulated impairment charge	—	—	—	—	—	—
Total	11.0	631.9	642.9	11.4	454.1	465.5
Additions/adjustments	—	(4.4)	(4.4)	—	198.5	198.5
Impairment charge	—	(12.2)	(12.2)	—	—	—
Foreign currency translation adjustments	0.5	10.3	10.8	(0.4)	(20.7)	(21.1)
Ending balance:						
Goodwill	11.5	637.8	649.3	11.0	631.9	642.9
Accumulated impairment charge	—	(12.2)	(12.2)	—	—	—
Total	$ 11.5	$ 625.6	$ 637.1	$ 11.0	$ 631.9	$ 642.9

The 2012 and 2011 additions/adjustments for the MA segment relate to the acquisitions of Copal and B&H in the fourth quarter of 2011, more fully discussed in Note 7.

The impairment charge above relates to goodwill in the FSTC reporting unit within MA. The Company evaluates its goodwill for potential impairment annually on July 31 or more frequently if impairment indicators arise throughout the year. Projected operating results for the FSTC reporting unit at December 31, 2012 were lower than projections utilized for the annual impairment analysis performed at July 31, 2012 reflecting a contraction in spending for training and certification services for many individuals and global financial institutions amidst current macroeconomic uncertainties. Based on this trend and overall macroeconomic uncertainties, the Company lowered its cash flow forecasts for this reporting unit in the fourth quarter of 2012. Accordingly, the Company performed another goodwill impairment assessment as of December 31, 2012 which resulted in an impairment charge of $12.2 million. The fair value of the FSTC reporting unit utilized in the impairment assessment was estimated using a discounted cash flow methodology and comparable public company and precedent transaction multiples.

Acquired intangible assets consisted of:

	December 31,	
	2012	**2011**
Customer relationships	**$ 219.6**	$ 217.9
Accumulated amortization	**(74.0)**	(58.6)
Net customer relationships	**145.6**	159.3
Trade secrets	**31.4**	31.3
Accumulated amortization	**(16.0)**	(13.4)
Net trade secrets	**15.4**	17.9
Software	**73.2**	70.9
Accumulated amortization	**(33.7)**	(25.1)
Net software	**39.5**	45.8
Trade names	**28.3**	28.1
Accumulated amortization	**(10.3)**	(9.0)
Net trade names	**18.0**	19.1
Other	**24.9**	24.6
Accumulated amortization	**(16.9)**	(13.1)
Net other	**8.0**	11.5
Total	**$ 226.5**	$ 253.6

Other intangible assets primarily consist of databases and covenants not to compete. Amortization expense relating to intangible assets is as follows:

	Year Ended December 31,		
	2012	**2011**	**2010**
Amortization expense	**$ 30.1**	$ 20.5	$ 16.4

Estimated future annual amortization expense for intangible assets subject to amortization is as follows:

Year Ended December 31,	
2013	$ 28.2
2014	22.9
2015	21.6
2016	20.4
2017	15.5
Thereafter	117.9

Amortizable intangible assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In conjunction with the assessment of goodwill impairment at July 31, 2012, the Company reviewed the recoverability of certain customer lists within its FSTC reporting unit. This review resulted in an impairment of approximately $1 million in the third quarter of 2012 which is recorded in depreciation and amortization expense in the consolidated statement of operations. The fair value of these customer lists was determined using a discounted cash flow analysis. The Company again reviewed the recoverability of these customer lists in the fourth quarter of 2012 in conjunction with the quantitative goodwill impairment test performed at December 31, 2012. Based on this assessment, there was no further impairment of the customer lists in the fourth quarter of 2012. For all other intangible assets, there were no such events or changes during 2012 that would indicate that the carrying amount of amortizable intangible assets in any of the Company's reporting units may not be recoverable. This determination was made based on improving market conditions for the reporting unit where the intangible asset resides and an assessment of projected cash flows for all reporting units. Additionally, there were no events or circumstances during 2012 that would indicate the need for an adjustment of the remaining useful lives of these amortizable intangible assets.

NOTE 9 FAIR VALUE

The table below presents information about items, which are carried at fair value on a recurring basis at December 31, 2012 and 2011:

	Fair Value Measurement as of December 31, 2012			
Description	**Balance**	**Level 1**	**Level 2**	**Level 3**
Assets:				
Derivatives [a]	$ 15.2	$ —	$ 15.2	$ —
Total	$ 15.2	$ —	$ 15.2	$ —
Liabilities:				
Derivatives [a]	$ 2.4	$ —	$ 2.4	$ —
Contingent consideration arising from acquisitions [b]	9.0	—	—	9.0
Total	$ 11.4	$ —	$ 2.4	$ 9.0

	Fair Value Measurement as of December 31, 2011			
Description	**Balance**	**Level 1**	**Level 2**	**Level 3**
Assets:				
Derivatives [a]	$ 12.6	$ —	$ 12.6	$ —
Total	$ 12.6	$ —	$ 12.6	$ —
Liabilities:				
Derivatives [a]	$ 6.8	$ —	$ 6.8	$ —
Contingent consideration arising from acquisitions [b]	9.1	—	—	9.1
Total	$ 15.9	$ —	$ 6.8	$ 9.1

(a) Represents interest rate swaps and FX forwards on certain assets and liabilities as well as on certain non U.S. dollar net investments in certain foreign subsidiaries more fully discussed in Note 5.

(b) Represents contingent consideration liabilities pursuant to the agreements for certain MA acquisitions which are more fully discussed in Note 7.

The following table summarizes the changes in the fair value of the Company's Level 3 liabilities:

	Contingent Consideration Year Ended December 31,	
	2012	**2011**
Balance as of January 1	$ 9.1	$ 2.1
Issuances	—	7.4
Settlements	(0.5)	(0.3)
Losses included in earnings	0.1	0.3
Foreign currency translation adjustments	0.3	(0.4)
Balance as of December 31	$ 9.0	$ 9.1

The losses included in earnings in the table above are recorded within SG&A expenses in the Company's consolidated statements of operations. During the year ended December 31, 2012, there were immaterial gains relating to contingent consideration obligations that were settled during the year. The remaining losses of $0.1 million relate to contingent consideration obligations outstanding at December 31, 2012.

Of the $9.0 million in contingent consideration obligations as of December 31, 2012, $2.5 million is classified within accounts payable and accrued liabilities with the remaining $6.5 million classified in other liabilities within the Company's consolidated balance sheet.

The following are descriptions of the methodologies utilized by the Company to estimate the fair value of its derivative contracts and contingent consideration obligations:

Derivatives:
In determining the fair value of the derivative contracts in the table above, the Company utilizes industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using spot rates, forward points, currency volatilities, interest rates as well as the risk of non-performance of the Company and the counterparties with whom it has derivative contracts. The Company established strict counterparty credit guidelines and only enters into transactions with financial institutions that adhere to these guidelines. Accordingly, the risk of counterparty default is deemed to be minimal.

Contingent Consideration:
At December 31, 2012, the Company has contingent consideration obligations related to the acquisitions of CSI and Copal which are based on certain financial and non-financial metrics set forth in the acquisition agreements. These obligations are measured using Level 3 inputs as defined in the ASC. The Company has recorded the obligations for these contingent consideration arrangements on the date of each respective acquisition based on management's best estimates of the achievement of the metrics and the value of the obligations are adjusted quarterly.

The contingent consideration obligation for CSI is based on the achievement of a certain contractual milestone by January 2016. The Company utilizes a discounted cash flow methodology to value this obligation. The future expected cash flow for this obligation is discounted using an interest rate available to borrowers with similar credit risk profiles to that of the Company. The most significant unobservable input involved in the measurement of this obligation is the probability that the milestone will be reached by January 2016. At December 31, 2012, the Company expects that this milestone will be reached by the aforementioned date.

There are several contingent consideration obligations relating to the acquisition of Copal which are more fully discussed in Note 7. The Company utilizes discounted cash flow methodologies to value these obligations. The expected future cash flows for these obligations are discounted using a risk-free interest rate plus a credit spread based on the option adjusted spread of the Company's publicly traded debt as of the valuation date. The most significant unobservable input involved in the measurement of these obligations is the projected future financial results of the applicable Copal entities. Also, for the portion of the obligations which are dependent upon the exercise of the call/put option, the Company has utilized a Monte Carlo simulation model to estimate when the option will be exercised, thus triggering the payment of contingent consideration.

A significant increase or decrease in any of the aforementioned significant unobservable inputs related to the fair value measurement of the Company's contingent consideration obligations would result in a significantly higher or lower reported fair value for these obligations.

NOTE 10 DETAIL OF CERTAIN BALANCE SHEET INFORMATION

The following tables contain additional detail related to certain balance sheet captions:

	December 31,	
	2012	2011
Other current assets:		
Prepaid taxes	$ 31.8	$ 27.6
Prepaid expenses	47.3	44.6
Other	12.8	5.4
Total other current assets	$ 91.9	$ 77.6

	December 31,	
	2012	2011
Other assets:		
Investments in joint ventures	$ 38.3	$ 37.2
Deposits for real-estate leases	10.0	12.2
Other	47.7	32.6
Total other assets	$ 96.0	$ 82.0

	December 31,	
	2012	2011
Accounts payable and accrued liabilities:		
Salaries and benefits	$ 79.2	$ 67.5
Incentive compensation	162.6	114.1
Profit sharing contribution	12.6	7.1
Customer credits, advanced payments and advanced billings	21.5	17.6
Self-insurance reserves	55.8	27.1
Dividends	47.7	38.2
Professional service fees	30.2	29.7
Interest accrued on debt	23.4	15.1
Accounts payable	14.3	16.4
Income taxes (see Note 13)	56.1	23.4
Deferred rent-current portion	1.1	1.7
Pension and other retirement employee benefits (see Note 11)	4.4	3.8
Interest accrued on UTPs	—	29.7
Other	46.4	60.9
Total accounts payable and accrued liabilities	$ 555.3	$ 452.3

	December 31,	
	2012	2011
Other liabilities:		
Pension and other retirement employee benefits (see Note 11)	$ 213.3	$ 187.5
Deferred rent-non-current portion	110.2	108.8
Interest accrued on UTPs	10.6	11.8
Legacy and other tax matters	37.1	52.6
Other	38.9	44.1
Total other liabilities	$ 410.1	$ 404.8

Redeemable Noncontrolling Interest:

The following table shows changes in the redeemable noncontrolling interest related to the acquisition of Copal:

(in millions)	Year Ended December 31, 2012	2011
	Redeemable Noncontrolling Interest	
Balance January 1,	$ 60.5	$ —
Fair value at date of acquisition	—	68.0
Adjustment due to right of offset for UTPs*	6.8	(6.8)
Net earnings	3.6	1.0
Distributions	(3.6)	—
FX translation	1.6	(1.7)
Adjustment to redemption value	3.4	—
Balance December 31,	$ 72.3	$ 60.5

* Relates to an adjustment for the right of offset pursuant to the Copal acquisition agreement whereby the amount due to the sellers under the put/call arrangement is reduced by the amount of UTPs that the Company may be required to pay. See Note 7 for further detail on this arrangement.

AOCI:

The following table summarizes the components of the Company's AOCI:

(in millions)	December 31, 2012	2011
Currency translation adjustments, net of tax	$ 10.9	$ (23.3)
Net actuarial losses and net prior service cost related to pension and other retirement employee benefits, net of tax	(90.1)	(81.2)
Unrealized losses on cash flow and net investment hedges, net of tax	(2.9)	(3.0)
Total accumulated other comprehensive loss	$ (82.1)	$ (107.5)

Changes in the Company's self-insurance reserves are as follows:

(in millions)	Year Ended December 31, 2012	2011	2010
Balance January 1,	$ 27.1	$ 30.0	$ 19.9
Charged to costs and expenses	38.1	10.9	29.1
Payments	(9.4)	(13.8)	(19.0)
Balance December 31,*	$ 55.8	$ 27.1	$ 30.0

* Refer to Note 2, "Contingencies" for further information on the Company's self-insurance reserves. These reserves primarily relate to legal defense costs for claims from 2008 and 2009.

NOTE 11 PENSION AND OTHER RETIREMENT BENEFITS

U.S. Plans

Moody's maintains funded and unfunded noncontributory Defined Benefit Pension Plans. The U.S. plans provide defined benefits using a cash balance formula based on years of service and career average salary or final average pay for selected executives. The Company also provides certain healthcare and life insurance benefits for retired U.S. employees. The retirement healthcare plans are contributory; the life insurance plans are noncontributory. Moody's funded and unfunded U.S. pension plans, the U.S. retirement healthcare plans and the U.S. retirement life insurance plans are collectively referred to herein as the "Retirement Plans". The U.S. retirement healthcare plans and the U.S. retirement life insurance plans are collectively referred to herein as the "Other Retirement Plans". Effective at the Distribution Date, Moody's assumed responsibility for the pension and other retirement benefits relating to its active employees. New D&B has assumed responsibility for the Company's retirees and vested terminated employees as of the Distribution Date.

Through 2007, substantially all U.S. employees were eligible to participate in the Company's DBPPs. Effective January 1, 2008, the Company no longer offers DBPPs to employees hired or rehired on or after January 1, 2008 and new hires instead will receive a retirement contribution in similar benefit value under the Company's Profit Participation Plan. Current participants of the Company's DBPPs continue to accrue benefits based on existing plan benefit formulas.

Following is a summary of changes in benefit obligations and fair value of plan assets for the Retirement Plans for the years ended December 31:

	Pension Plans		Other Retirement Plans	
	2012	**2011**	**2012**	**2011**
Change in benefit obligation:				
Benefit obligation, beginning of the period	**$ (298.8)**	(242.5)	**$ (20.2)**	(15.6)
Service cost	**(18.9)**	(15.1)	**(1.5)**	(1.1)
Interest cost	**(13.1)**	(13.1)	**(0.7)**	(0.8)
Plan participants' contributions	**—**	—	**(0.3)**	(0.2)
Benefits paid	**5.7**	13.6	**1.0**	0.8
Actuarial gain (loss)	**(11.0)**	(4.9)	**1.1**	(0.9)
Assumption changes	**(20.2)**	(36.8)	**(1.2)**	(2.4)
Benefit obligation, end of the period	**(356.3)**	(298.8)	**(21.8)**	(20.2)
Change in plan assets:				
Fair value of plan assets, beginning of the period	**133.0**	120.4	**—**	—
Actual return on plan assets	**19.0**	0.8	**—**	—
Benefits paid	**(5.7)**	(13.6)	**(1.0)**	(0.8)
Employer contributions	**21.3**	25.4	**0.7**	0.6
Plan participants' contributions	**—**	—	**0.3**	0.2
Fair value of plan assets, end of period	**167.6**	133.0	**—**	—
Funded status of the plans	**(188.7)**	(165.8)	**(21.8)**	(20.2)
Amounts recorded on the consolidated balance sheets:				
Pension and retirement benefits liability-current	**(3.6)**	(3.0)	**(0.8)**	(0.8)
Pension and retirement benefits liability-non current	**(185.1)**	(162.8)	**(21.0)**	(19.4)
Net amount recognized	**$ (188.7)**	(165.8)	**$ (21.8)**	(20.2)
Accumulated benefit obligation, end of the period	**$ (298.4)**	(256.1)		

The following information is for those pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31,	
	2012	**2011**
Aggregate projected benefit obligation	**$ 356.3**	$ 298.8
Aggregate accumulated benefit obligation	**$ 298.4**	$ 256.1
Aggregate fair value of plan assets	**$ 167.6**	$ 133.0

The following table summarizes the pre-tax net actuarial losses and prior service cost recognized in AOCI for the Company's Retirement Plans as of December 31:

	Pension Plans		Other Retirement Plans	
	2012	**2011**	**2012**	**2011**
Net actuarial losses	**$ (142.7)**	$ (127.1)	**$ (6.0)**	$ (6.1)
Net prior service costs	**(4.0)**	(4.7)	**—**	—
Total recognized in AOCI- pretax	**$ (146.7)**	$ (131.8)	**$ (6.0)**	$ (6.1)

The following table summarizes the estimated pre-tax net actuarial losses and prior service cost for the Company's Retirement Plans that will be amortized from AOCI and recognized as components of net periodic expense during the next fiscal year:

	Pension Plans	Other Retirement Plans
Net actuarial losses	$ 11.1	$ 0.4
Net prior service costs	0.6	—
Total to be recognized as components of net periodic expense	$ 11.7	$ 0.4

Net periodic benefit expenses recognized for the Retirement Plans for years ended December 31:

	Pension Plans			Other Retirement Plans		
	2012	2011	2010	**2012**	2011	2010
Components of net periodic expense						
Service cost	**$ 18.9**	$ 15.1	$ 13.5	**$ 1.5**	$ 1.1	$ 0.9
Interest cost	**13.1**	13.1	12.0	**0.7**	0.8	0.8
Expected return on plan assets	**(12.5)**	(11.9)	(10.5)	—	—	—
Amortization of net actuarial loss from earlier periods	**9.1**	5.0	2.8	**0.3**	0.3	0.1
Amortization of net prior service costs from earlier periods	**0.7**	0.6	0.7	—	—	—
Settlement charges	—	1.6	1.3	—	—	—
Net periodic expense	**$ 29.3**	$ 23.5	$ 19.8	**$ 2.5**	$ 2.2	$ 1.8

The following table summarizes the pre-tax amounts recorded in OCI related to the Company's Retirement Plans for the years ended December 31:

	Pension Plans		Other Retirement Plans	
	2012	2011	**2012**	2011
Amortization of net actuarial losses	**$ 9.1**	$ 5.0	**$ 0.3**	$ 0.3
Amortization of prior service costs	**0.7**	0.6	—	—
Accelerated recognition of actuarial loss due to settlement	—	1.6	—	—
Net actuarial loss arising during the period	**(24.7)**	(52.8)	**(0.2)**	(3.3)
Total recognized in OCI – pre-tax	**$ (14.9)**	$ (45.6)	**$ 0.1**	$(3.0)

ADDITIONAL INFORMATION:

Assumptions – Retirement Plans

Weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Plans		Other Retirement Plans	
	2012	2011	**2012**	2011
Discount rate	**3.82%**	4.25%	**3.55%**	4.05%
Rate of compensation increase	**4.00%**	4.00%	—	—

Weighted-average assumptions used to determine net periodic benefit expense for years ended December 31:

	Pension Plans			Other Retirement Plans		
	2012	2011	2010	**2012**	2011	2010
Discount rate	**4.25%**	5.39%	5.95%	**4.05%**	5.15%	5.75%
Expected return on plan assets	**7.85%**	8.35%	8.35%	—	—	—
Rate of compensation increase	**4.00%**	4.00%	4.00%	—	—	—

The expected rate of return on plan assets represents the Company's best estimate of the long-term return on plan assets and is determined by using a building block approach, which generally weighs the underlying long-term expected rate of return for each major asset class based on their respective allocation target within the plan portfolio, net of plan paid expenses. As the assumption reflects a long-term time horizon, the plan performance in any one particular year does not, by itself, significantly influence the Company's evaluation. For 2012, the expected rate of return used in calculating the net periodic benefit costs was 7.85%. For 2013, the Company reduced the expected rate of return assumption to 7.30% to reflect the Company's current view of long-term capital market outlook and is commensurate with the returns expected to be generated by the plan assets under Company's current investment strategy.

Assumed Healthcare Cost Trend Rates at December 31:

	2012		2011		2010	
	Pre-age 65	**Post-age 65**	**Pre-age 65**	**Post-age 65**	**Pre-age 65**	**Post-age 65**
Healthcare cost trend rate assumed for the following year	**6.9%**	**7.9%**	7.4%	8.4%	7.9%	8.9%
Ultimate rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**5.0%**		5.0%		5.0%	
Year that the rate reaches the ultimate trend rate	**2020**		2020		2020	

The assumed health cost trend rate reflects different expectations for the medical and prescribed medication components of health care costs for pre and post-65 retirees. As the Company subsidies for retiree healthcare coverage are capped at the 2005 level, for the majority of the retirement health plan participants, retiree contributions are assumed to increase at the same rate as the healthcare cost trend rates.

In 2012, the Company amended its retiree medical plan to modify its current design. Effective January 1, 2013, the newly implemented plan design will provide current retirees age 65 and older with the option over the next three years to either enroll in a new Health Reimbursement Account (HRA) Program and receive a fixed amount annual subsidy or continue to stay in the current retiree medical plan. All future retirees age 65 and older will have to participate in the new HRA Program. There will be no change to pre-65 coverage. As the new plan is designed to be cost neutral to the Company, the amendment of the plan has no significant impact to the plan and a one percentage-point increase or decrease in assumed healthcare cost trend rates would not have affected total service and interest cost and would have a minimal impact on the retiree medical benefit obligation.

Plan Assets

Moody's investment objective for the assets in the funded pension plan is to earn total returns that will minimize future contribution requirements over the long-term within a prudent level of risk. The Company works with its independent investment consultants to determine asset allocation targets for its pension plan investment portfolio based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics, and related risk factors. Other relevant factors, including historical and forward looking views of inflation and capital market returns, are also considered. Risk management practices include monitoring of the plan, diversification across asset classes and investment styles, and periodic rebalancing toward asset allocation targets. The Company's monitoring of the plan includes ongoing reviews of investment performance, annual liability measurements, periodic asset/liability studies, and investment portfolio reviews.

The Company's current target asset allocation is approximately 60% (range of 50% to 70%) in equity securities, 30% (range of 25% to 35%) in fixed income securities and 10% (range of 7% to 13%) in other investments and the plan will use a combination of active and passive investment strategies and different investment styles for its investment portfolios within each asset class. The plan's equity investments are diversified across U.S. and non-U.S. stocks of small, medium and large capitalization. The plan's fixed income investments are diversified principally across U.S. and non-U.S. government and corporate bonds which are expected to help reduce plan exposure to interest rate variation and to better align assets with obligations. Approximately 3% of total plan assets may be invested in funds which invest in debts rated below investment grade and 3% may be invested in emerging market debt. The plan's other investments are made through private real estate and convertible securities funds and these investments are expected to provide additional diversification benefits and absolute return enhancement to the plan assets. The Company does not use derivatives to leverage the portfolio. The overall allocation is expected to help protect the plan's funded status while generating sufficiently stable returns over the long-term.

Fair value of the assets in the Company's funded pension plan by asset category at December 31, 2012 and 2011 is determined based on the hierarchy of fair value measurements as defined in Note 2 to these financial statements and is as follows:

Asset Category	Fair Value Measurement as of December 31, 2012				
	Balance	Level 1	Level 2	Level 3	% of total assets
Cash and cash equivalent	$ 0.2	$ —	$ 0.2	$ —	—%
Emerging markets equity fund	13.3	$ 13.3	$ —	—	8%
Common/collective trust funds – equity securities					
U.S. large-cap	32.0	—	32.0	—	19%
U.S. small and mid-cap	10.7	—	10.7	—	6%
International	44.1	—	44.1	—	27%
Total equity investments	100.1	13.3	86.8	—	60%
Common/collective trust funds – fixed income securities					
Long-term government/treasury bonds	13.8	—	13.8	—	8%
Long-term investment grade corporate bonds	17.5	—	17.5	—	11%
U.S. Treasury Inflation-Protected Securities (TIPs)	8.5	—	8.5	—	5%
Emerging markets bonds	5.4	—	5.4	—	3%
High yield bonds	5.2	—	5.2	—	3%
Total fixed-income investments	50.4	—	50.4	—	30%
Common/collective trust funds – convertible securities	4.8	—	4.8	—	3%
Private real estate fund	12.1	—	—	12.1	7%
Total other investment	16.9	—	4.8	12.1	10%
Total Assets	$167.6	$ 13.3	$142.2	$ 12.1	100%

Asset Category	Fair Value Measurement as of December 31, 2011				
	Balance	Level 1	Level 2	Level 3	% of total assets
Cash and cash equivalent	$ 0.2	$ —	$ 0.2	$ —	—%
Emerging markets equity fund	7.7	$ 7.7	$ —	—	6%
Common/collective trust funds – equity securities					
U.S. large-cap	26.4	—	26.4	—	20%
U.S. small and mid-cap	9.3	—	9.3	—	7%
International	30.4	—	30.4	—	23%
Total equity investments	73.8	7.7	66.1	—	56%
Common/collective trust funds – fixed income securities					
Long-term government/treasury bonds	13.9	—	13.9	—	10%
Long-term investment grade corporate bonds	14.9	—	14.9	—	11%
U.S. Treasury Inflation-Protected Securities (TIPs)	7.6	—	7.6	—	6%
Emerging markets bonds	4.5	—	4.5	—	3%
High yield bonds	3.6	—	3.6	—	3%
Total fixed-income investments	44.5	—	44.5	—	33%
Common/collective trust funds – convertible securities	4.8	—	4.8	—	4%
Private real estate fund	9.7	—	—	9.7	7%
Total other investment	14.5	—	4.8	9.7	11%
Total Assets	$133.0	$ 7.7	$115.6	$ 9.7	100%

Cash and cash equivalent is primarily comprised of investment in money market mutual funds. In determining fair value, Level 1 investments are valued based on quoted market prices in active markets. Investments in common/collective trust funds are valued using the net asset value (NAV) per unit in each fund. The NAV is based on the value of the underlying investments owned by each trust, minus its liabilities, and then divided by the number of shares outstanding. Common/collective trust funds are categorized in Level 2 to the extent that they are readily redeemable at their NAV or else they are categorized in Level 3 of the fair value hierarchy. The Company's investment in a private real estate fund is valued using the NAV per unit of funds that are invested in real property, and the real property is valued using independent market appraisals. Since appraisals involve utilization of significant unobservable inputs and the private real estate fund is not readily redeemable for cash, the Company's investment in the private real estate fund is categorized in Level 3.

The table below is a summary of changes in the fair value of the Plan's Level 3 assets:

Real estate investment fund:		
Balance as of December 31, 2011	$	9.7
Return on plan assets related to assets held as of December 31, 2012		0.8
Return on plan assets related to assets sold during the period		—
Purchases (sales), net		1.6
Balance as of December 31, 2012	$	12.1

Except for the Company's U.S. funded pension plan, all of Moody's Retirement Plans are unfunded and therefore have no plan assets.

Cash Flows

The Company contributed $17.8 million and $13.6 million to its U.S. funded pension plan during the years ended December 31, 2012 and 2011, respectively. The Company made payments of $3.5 million and $11.8 million related to its U.S. unfunded pension plan obligations during the years ended December 31, 2012 and 2011, respectively, which included lump sum settlement payments of $6.9 million in 2011. The Company made payments of $0.7 million and $0.6 million to its Other Retirement Plans during the years ended December 31, 2012 and 2011, respectively. The Company presently anticipates making contributions of $15.5 million to its funded pension plan and anticipates making payments of $3.6 million related to its unfunded U.S. pension plans and $0.8 million related to its Other Retirement Plans during the year ended December 31, 2013.

Estimated Future Benefits Payable

Estimated future benefits payments for the Retirement Plans are as follows at ended December 31, 2012:

Year Ending December 31,		Pension Plans		Other Retirement Plans
2013	$	6.4	$	0.8
2014		7.5		0.9
2015		7.9		1.0
2016		10.5		1.2
2017		11.0		1.3
2018 – 2022	$	108.5	$	8.3

Defined Contribution Plans

Moody's has a Profit Participation Plan covering substantially all U.S. employees. The Profit Participation Plan provides for an employee salary deferral and the Company matches employee contributions with cash contributions equal to 50% of employee contribution up to a maximum of 3% of the employee's pay. Moody's also makes additional contributions to the Profit Participation Plan based on year-to-year growth in the Company's EPS. Effective January 1, 2008, all new hires are automatically enrolled in the Profit Participation Plan when they meet eligibility requirements unless they decline participation. As the Company's U.S. DBPPs are closed to new entrants effective January 1, 2008, all eligible new hires will instead receive a retirement contribution into the Profit Participation Plan in value similar to the pension benefits. Additionally, effective January 1, 2008, the Company implemented a deferred compensation plan in the U.S., which is unfunded and provides for employee deferral of compensation and Company matching contributions related to compensation in excess of the IRS limitations on benefits and contributions under qualified retirement plans. Total expenses associated with U.S. defined contribution plans were $24.5 million, $14.9 million and $19.4 million in 2012, 2011, and 2010, respectively.

Effective January 1, 2008, Moody's has designated the Moody's Stock Fund, an investment option under the Profit Participation Plan, as an Employee Stock Ownership Plan and, as a result, participants in the Moody's Stock Fund may receive dividends in cash or may reinvest such dividends into the Moody's Stock Fund. Moody's paid approximately $0.4 million and $0.3 million in dividends during the years ended December 31, 2012 and 2011, respectively, for the Company's common shares held by the Moody's Stock Fund. The

Company records the dividends as a reduction of retained earnings in the Consolidated Statements of Shareholders' Equity (Deficit). The Moody's Stock Fund held approximately 580,000 and 610,000 shares of Moody's common stock at December 31, 2012 and 2011, respectively.

International Plans

Certain of the Company's international operations provide pension benefits to their employees. For defined contribution plans, company contributions are primarily determined as a percentage of employees' eligible compensation. Moody's also makes contributions to non-U.S. employees under a profit sharing plan which is based on year-to-year growth in the Company's diluted EPS. Expenses related to these defined contribution plans for the years ended December 31, 2012, 2011 and 2010 were $18.8 million, $16.3 million and $11.8 million, respectively.

For defined benefit plans, the Company maintains various unfunded DBPPs and retirement health benefit plan for certain of its non-U.S. subsidiaries located in Germany, France and Canada. These unfunded DBPPs are generally based on each eligible employee's years of credited service and on compensation levels as specified in the plans. The DBPP in Germany was closed to new entrants in 2002. Total defined benefit pension liabilities recorded related to non-U.S. pension plans was $7.2 million, $5.3 million and $4.6 million based on a weighted average discount rate of 3.53%, 4.79% and 5.28% at December 31, 2012, 2011 and 2010, respectively. The pension liabilities recorded as of December 31, 2012 represent the unfunded status of these pension plans and were recognized in the consolidated balance sheet as non-current liabilities. Total pension expense recorded for the years ended December 31, 2012, 2011 and 2010 was approximately $0.6 million, $0.6 million and $0.5 million, respectively. These amounts are not included in the tables above. As of December 31, 2012, the Company has included in AOCI net actuarial losses of $0.5 million ($0.3 million net of tax) related to non-U.S. pension plans that have yet to be recognized as increases to net periodic pension expense and the Company expects its 2013 amortization of the net actuarial losses to be immaterial. The Company's non-U.S. other retirement benefit obligation is not material as of December 31, 2012.

NOTE 12 STOCK - BASED COMPENSATION PLANS

Under the 1998 Plan, 33.0 million shares of the Company's common stock have been reserved for issuance. The 2001 Plan, which is shareholder approved, permits the granting of up to 35.6 million shares, of which not more than 15.0 million shares are available for grants of awards other than stock options. The Stock Plans also provide for the granting of restricted stock. The Stock Plans provide that options are exercisable not later than ten years from the grant date. The vesting period for awards under the Stock Plans is generally determined by the Board at the date of the grant and has been four years except for employees who are at or near retirement eligibility, as defined, for which vesting is between one and four years. Additionally, the vesting period is three years for certain performance-based restricted stock that contain a condition whereby the number of shares that ultimately vest are based on the achievement of certain non-market based performance metrics of the Company. Options may not be granted at less than the fair market value of the Company's common stock at the date of grant.

The Company maintains the Directors' Plan for its Board, which permits the granting of awards in the form of non-qualified stock options, restricted stock or performance shares. The Directors' Plan provides that options are exercisable not later than ten years from the grant date. The vesting period is determined by the Board at the date of the grant and is generally one year for both options and restricted stock. Under the Directors' Plan, 0.8 million shares of common stock were reserved for issuance. Any director of the Company who is not an employee of the Company or any of its subsidiaries as of the date that an award is granted is eligible to participate in the Directors' Plan.

Presented below is a summary of the stock-based compensation expense and associated tax benefit in the accompanying Consolidated Statements of Operations:

	Year Ended December 31,		
	2012	**2011**	**2010**
Stock-based compensation expense	**$ 64.5**	$ 56.7	$ 56.6
Tax benefit	**$ 23.3**	$ 18.1	$ 23.9

The fair value of each employee stock option award is estimated on the date of grant using the Black-Scholes option-pricing model that uses the assumptions noted below. The expected dividend yield is derived from the annual dividend rate on the date of grant. The expected stock volatility is based on an assessment of historical weekly stock prices of the Company as well as implied volatility from Moody's traded options. The risk-free interest rate is based on U.S. government zero coupon bonds with maturities similar to the expected holding period. The expected holding period was determined by examining historical and projected post-vesting exercise behavior activity.

The following weighted average assumptions were used for options granted:

	Year Ended December 31,		
	2012	2011	2010
Expected dividend yield	**1.66%**	1.53%	1.58%
Expected stock volatility	**44%**	41%	44%
Risk-free interest rate	**1.55%**	3.33%	2.73%
Expected holding period	**7.4 years**	7.6 years	5.9 years
Grant date fair value	**$ 15.19**	$ 12.49	$ 10.38

A summary of option activity as of December 31, 2012 and changes during the year then ended is presented below:

Options	**Shares**	**Weighted Average Exercise Price Per Share**	**Weighted Average Remaining Contractual Term**	**Aggregate Intrinsic Value**
Outstanding, December 31, 2011	17.4	$ 39.60		
Granted	0.5	38.68		
Exercised	(4.4)	28.77		
Forfeited	(0.1)	27.66		
Expired	(0.4)	57.28		
Outstanding, December 31, 2012	13.0	$ 42.82	4.6 yrs	$ 163.9
Vested and expected to vest, December 31, 2012	12.8	$ 43.05	4.5 yrs	$ 159.2
Exercisable, December 31, 2012	10.4	$ 46.14	3.9 yrs	$ 109.9

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between Moody's closing stock price on the last trading day of the year ended December 31, 2012 and the exercise prices, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options as of December 31, 2012. This amount varies based on the fair value of Moody's stock. As of December 31, 2012 there was $11.9 million of total unrecognized compensation expense related to options. The expense is expected to be recognized over a weighted average period of 1.3 years.

The following table summarizes information relating to stock option exercises:

	Year Ended December 31,		
	2012	2011	2010
Proceeds from stock option exercises	**$ 127.4**	$ 50.3	$ 36.4
Aggregate intrinsic value	**$ 61.3**	$ 25.3	$ 19.7
Tax benefit realized upon exercise	**$ 23.4**	$ 9.6	$ 7.8

A summary of the status of the Company's nonvested restricted stock as of December 31, 2012 and changes during the year then ended is presented below:

Nonvested Restricted Stock	**Shares**	**Weighted Average Grant Date Fair Value Per Share**
Balance, December 31, 2011	2.8	$ 30.65
Granted	1.3	38.62
Vested	(1.0)	33.82
Forfeited	(0.1)	32.07
Balance, December 31, 2012	3.0	$ 33.08

As of December 31, 2012, there was $56.5 million of total unrecognized compensation expense related to nonvested restricted stock. The expense is expected to be recognized over a weighted average period of 1.7 years.

The following table summarizes information relating to the vesting of restricted stock awards:

	Year Ended December 31,		
	2012	2011	2010
Fair value of vested shares	$ **37.8**	$ 18.9	$ 12.4
Tax benefit realized upon vesting	$ **13.4**	$ 6.9	$ 4.7

A summary of the status of the Company's performance-based restricted stock as of December 31, 2012 and changes during the year then ended is presented below:

Performance-based restricted stock	Shares	Weighted Average Grant Date Fair Value Per Share
Balance, December 31, 2011	1.0	$ 26.92
Granted	0.3	36.78
Vested	(0.5)	25.27
Adjustment to shares expected to vest*	0.2	33.67
Balance, December 31, 2012	1.0	$ 30.06

* The adjustment reflects additional shares expected to vest based on the Company's projected achievement of certain non-market based performance metrics as of December 31, 2012.

As of December 31, 2012, there was $15.5 million of total unrecognized compensation expense related to this plan. The expense is expected to be recognized over a weighted average period of 0.9 years.

The Company has a policy of issuing treasury stock to satisfy shares issued under stock-based compensation plans.

In addition, the Company also sponsors the ESPP. Under the ESPP, 6.0 million shares of common stock were reserved for issuance. The ESPP allows eligible employees to purchase common stock of the Company on a monthly basis at a discount to the average of the high and the low trading prices on the New York Stock Exchange on the last trading day of each month. This discount was 5% in 2012, 2011 and 2010 resulting in the ESPP qualifying for non-compensatory status under Topic 718 of the ASC. Accordingly, no compensation expense was recognized for the ESPP in 2012 , 2011, and 2010. The employee purchases are funded through after-tax payroll deductions, which plan participants can elect from one percent to ten percent of compensation, subject to the annual federal limit.

NOTE 13 INCOME TAXES

Components of the Company's provision for income taxes are as follows:

	Year Ended December 31,		
	2012	2011	2010
Current:			
Federal	$ **168.1**	$ 133.6	$ 106.6
State and Local	**33.7**	28.1	22.1
Non-U.S.	**86.4**	89.8	82.9
Total current	**288.2**	251.5	211.6
Deferred:			
Federal	**35.7**	9.3	(14.7)
State and Local	**4.5**	7.0	10.6
Non-U.S.	**(4.1)**	(6.0)	(6.5)
Total deferred	**36.1**	10.3	(10.6)
Total provision for income taxes	$ **324.3**	$ 261.8	$ 201.0

A reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate on income before provision for income taxes is as follows:

	Year Ended December 31,		
	2012	2011	2010
U.S. statutory tax rate	**35.0%**	35.0%	35.0%
State and local taxes, net of federal tax benefit	**2.4**	2.7	2.9
Benefit of foreign operations	**(6.1)**	(6.3)	(9.7)
Legacy tax items	**(0.4)**	(0.2)	(0.4)
Other	**0.8**	—	0.3
Effective tax rate	**31.7%**	31.2%	28.1%
Income tax paid	**$ 293.3***	$ 191.4	$ 247.9

* Includes approximately $92 million in payments for tax audit settlements in the first quarter of 2012.

The source of income before provision for income taxes is as follows:

	Year Ended December 31,		
	2012	2011	2010
United States	**$ 694.2**	$ 469.1	$ 390.6
International	**329.8**	370.7	323.8
Income before provision for income taxes	**$ 1,024.0**	$ 839.8	$ 714.4

The components of deferred tax assets and liabilities are as follows:

	Year Ended December 31,	
	2012	2011
Deferred tax assets:		
Current:		
Account receivable allowances	**$ 8.2**	$ 8.0
Accrued compensation and benefits	**13.3**	12.3
Deferred revenue	**6.1**	5.8
Legal and professional fees	**8.4**	9.8
Restructuring	**1.5**	1.4
Uncertain tax positions	**—**	43.6
Other	**3.1**	3.4
Total current	**40.6**	84.3
Non-current:		
Accumulated depreciation and amortization	**0.4**	1.3
Stock-based compensation	**86.9**	89.6
Benefit plans	**96.6**	82.7
Deferred rent and construction allowance	**31.3**	30.5
Deferred revenue	**34.3**	36.4
Foreign net operating loss (1)	**13.0**	9.7
Uncertain tax positions	**25.9**	21.2
Self-insured related reserves	**33.8**	23.0
Other	**4.5**	7.2
Total non-current	**326.7**	301.6
Total deferred tax assets	**367.3**	385.9

(1) Amounts are primarily set to expire beginning in 2017, if unused.

	Year Ended December 31,	
	2012	**2011**
Deferred tax liabilities:		
Current:		
Other	**(0.2)**	—
Total Current	**(0.2)**	—
Non-current:		
Accumulated depreciation and amortization of intangible assets and capitalized software	**(154.7)**	(161.3)
Foreign earnings to be repatriated	**(4.7)**	(2.6)
Self-insured related income	**(39.7)**	(26.8)
Other liabilities	**(3.9)**	(2.4)
Total non-current	**(203.0)**	(193.1)
Total deferred tax liabilities	**(203.2)**	(193.1)
Net deferred tax asset	**164.1**	192.8
Valuation allowance	**(15.2)**	(13.9)
Total net deferred tax assets	**$ 148.9**	$ 178.9

As of December 31, 2012, the Company had approximately $1,225.2 million of undistributed earnings of foreign subsidiaries that it intends to indefinitely reinvest in foreign operations. The Company has not provided deferred income taxes on these indefinitely reinvested earnings. It is not practicable to determine the amount of deferred taxes that might be required to be provided if such earnings were distributed in the future, due to complexities in the tax laws and in the hypothetical calculations that would have to be made.

The Company had valuation allowances of $15.2 million and $13.9 million at December 31, 2012 and 2011, respectively, related to foreign net operating losses for which realization is uncertain. The change in the valuation allowances for 2012 and 2011 results primarily from the increase in valuation allowances in certain jurisdictions based on the Company's evaluation of the expected realization of these future benefits.

As of December 31, 2012 the Company had $156.6 million of UTPs of which $105.8 million represents the amount that, if recognized, would impact the effective tax rate in future periods.

A reconciliation of the beginning and ending amount of UTPs is as follows:

	Year Ended December 31,		
	2012	**2011**	**2010**
Balance as of January 1	**$ 205.4**	$ 180.8	$ 164.2
Additions for tax positions related to the current year	**49.1**	48.9	31.1
Additions for tax positions of prior years	**18.9**	15.3	16.2
Reductions for tax positions of prior years	**(20.6)**	(27.3)	(9.9)
Settlements with taxing authorities	**(91.5)**	(2.1)	—
Lapse of statute of limitations	**(4.7)**	(10.2)	(20.8)
Balance as of December 31	**$ 156.6**	$ 205.4	$ 180.8

The Company classifies interest related to UTPs in interest expense in its consolidated statements of operations. Penalties, if incurred, would be recognized in other non-operating expenses. During 2012, the Company realized a net interest benefit of $1.6 million related to UTPs. As of December 31, 2012 and 2011, the amount of accrued interest recorded in the Company's consolidated balance sheets related to UTPs was $10.6 million and $41.5 million, respectively.

Moody's Corporation and subsidiaries are subject to U.S. federal income tax as well as income tax in various state, local and foreign jurisdictions. The Company's U.S. federal income tax returns for the years 2008 through 2010 are under examination and its 2011 return remains open to examination. The Company's New York State and New York City income tax returns for 2011 remain open to examination. Tax filings in the U.K. remain open to examination for tax years 2007 through 2011.

For current ongoing audits related to open tax years, the Company estimates that it is possible that the balance of UTPs could decrease in the next twelve months as a result of the effective settlement of these audits, which might involve the payment of additional taxes, the adjustment of certain deferred taxes and/or the recognition of tax benefits. It is also possible that new issues might be raised by tax authorities which might necessitate increases to the balance of UTPs. As the Company is unable to predict the timing of conclusion of these audits, the Company is unable to estimate the amount of changes to the balance of UTPs at this time.

NOTE 14 **INDEBTEDNESS**

The following table summarizes total indebtedness:

	December 31,	
	2012	**2011**
2012 Facility	$ —	$ —
Commercial paper	—	—
Notes payable:		
Series 2005-1 Notes due 2015, including fair value of interest rate swap of $13.8 million at 2012 and $11.5 million at 2011	**313.8**	311.5
Series 2007-1 Notes due in 2017	**300.0**	300.0
2010 Senior Notes, due 2020, net of unamortized discount of $2.6 million and $2.7 million in 2012 and 2011, respectively	**497.4**	497.3
2012 Senior Notes, due 2022, net of unamortized discount of $3.8 million in 2012	**496.2**	—
2008 Term Loan, various payments through 2013	**63.8**	135.0
Total debt	**1,671.2**	1,243.8
Current portion	**(63.8)**	(71.3)
Total long-term debt	**$ 1,607.4**	$ 1,172.5

2012 Facility

On April 18, 2012, the Company and certain of its subsidiaries entered into a $1 billion five-year senior, unsecured revolving credit facility in an aggregate principal amount of $1 billion that expires in April 2017. The 2012 Facility replaced the $1 billion 2007 Facility that was scheduled to expire in September 2012. The proceeds from the 2012 Facility will be used for general corporate purposes, including, without limitation, support for the Company's $1 billion commercial paper program, share repurchases and acquisition financings. Interest on borrowings under the facility is payable at rates that are based on LIBOR plus a premium that can range from 77.5 basis points to 120 basis points per annum of the outstanding amount, depending on the Company's Debt/EBITDA ratio. The Company also pays quarterly facility fees, regardless of borrowing activity under the 2012 Facility. These quarterly fees can range from 10 basis points of the facility amount to 17.5 basis points, depending on the Company's Debt/ EBITDA Ratio.

The 2012 Facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as set forth in the facility agreement. The 2012 Facility also contains a financial covenant that requires the Company to maintain a Debt to EBITDA Ratio of not more than 4 to 1 at the end of any fiscal quarter. Upon the occurrence of certain financial or economic events, significant corporate events or certain other events constituting an event of default under the 2012 Facility, all loans outstanding under the facility (including accrued interest and fees payable thereunder) may be declared immediately due and payable and all commitments under the facility may be terminated.

2007 Facility

On September 28, 2007, the Company entered into a $1.0 billion five-year senior, unsecured revolving credit facility, which expired in September 2012. The 2007 Facility served, in part, to support the Company's CP Program described below. Interest on borrowings was payable at rates that were based on LIBOR plus a premium that ranged from 16.0 to 40.0 basis points of the outstanding borrowing amount depending on the Debt/EBITDA ratio. The Company also paid quarterly facility fees, regardless of borrowing activity under the 2007 Facility. The quarterly fees for the 2007 Facility ranged from 4.0 to 10.0 basis points per annum of the facility amount, depending on the Company's Debt/EBITDA ratio. The Company also paid a utilization fee of 5.0 basis points on borrowings outstanding when the aggregate amount outstanding exceeds 50% of the total facility. The 2007 Facility contained certain covenants that, among other things, restricted the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreement. The 2007 Facility also contained financial covenants that, among other things, required the Company to maintain a Debt/EBITDA ratio of not more than 4.0 to 1.0 at the end of any fiscal quarter. On April 18, 2012, the 2007 Facility was replaced by the 2012 Facility described above.

Commercial Paper

On October 3, 2007, the Company entered into a private placement commercial paper program under which the Company may issue CP notes up to a maximum amount of $1.0 billion. Amounts available under the CP Program may be re-borrowed. The CP Program is supported by the Company's 2012 Facility. The maturities of the CP Notes will vary, but may not exceed 397 days from the date of issue. The CP Notes are sold at a discount from par or, alternatively, sold at par and bear interest at rates that will vary based upon market conditions at the time of issuance. The rates of interest will depend on whether the CP Notes will be a fixed or floating rate. The interest on a floating rate may be based on the following: (a) certificate of deposit rate; (b) commercial paper rate; (c) the federal funds rate; (d) the LIBOR; (e) prime rate; (f) Treasury rate; or (g) such other base rate as may be specified in a supplement to the private placement agreement. The CP Program contains certain events of default including, among other things: non-payment of principal, interest or fees; entrance into any form of moratorium; and bankruptcy and insolvency events, subject in certain instances to cure periods.

Notes Payable

On September 30, 2005, the Company issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its Series 2005-1 Senior Unsecured Notes due 2015 pursuant to the 2005 Agreement. The Series 2005-1 Notes have a ten-year term and bear interest at an annual rate of 4.98%, payable semi-annually on March 30 and September 30. Proceeds from the sale of the Series 2005-1 Notes were used to refinance $300.0 million aggregate principal amount of the Company's outstanding 7.61% senior notes which matured on September 30, 2005. In the event that Moody's pays all, or part, of the Series 2005-1 Notes in advance of their maturity, such prepayment will be subject to a Make Whole Amount. The Series 2005-1 Notes are subject to certain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreements.

On September 7, 2007, the Company issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its 6.06% Series 2007-1 Senior Unsecured Notes due 2017 pursuant to the 2007 Agreement. The Series 2007-1 Notes have a ten-year term and bear interest at an annual rate of 6.06%, payable semi-annually on March 7 and September 7. Under the terms of the 2007 Agreement, the Company may, from time to time within five years, in its sole discretion, issue additional series of senior notes in an aggregate principal amount of up to $500.0 million pursuant to one or more supplements to the 2007 Agreement. The Company may prepay the Series 2007-1 Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid, plus accrued and unpaid interest and a Make Whole Amount. The 2007 Agreement contains covenants that limit the ability of the Company, and certain of its subsidiaries to, among other things: enter into transactions with affiliates, dispose of assets, incur or create liens, enter into any sale-leaseback transactions, or merge with any other corporation or convey, transfer or lease substantially all of its assets. The Company must also not permit its Debt/EBITDA ratio to exceed 4.0 to 1.0 at the end of any fiscal quarter.

On August 19, 2010, the Company issued $500 million aggregate principal amount of senior unsecured notes in a public offering. The 2010 Senior Notes bear interest at a fixed rate of 5.50% and mature on September 1, 2020. Interest on the 2010 Senior Notes will be due semi-annually on September 1 and March 1 of each year, commencing March 1, 2011. The Company may prepay the 2010 Senior Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid, plus accrued and unpaid interest and a Make-Whole Amount. Additionally, at the option of the holders of the notes, the Company may be required to purchase all or a portion of the notes upon occurrence of a "Change of Control Triggering Event," as defined in the 2010 Indenture, at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. The 2010 Indenture contains covenants that limit the ability of the Company and certain of its subsidiaries to, among other things, incur or create liens and enter into sale and leaseback transactions. In addition, the 2010 Indenture contains a covenant that limits the ability of the Company to consolidate or merge with another entity or to sell all or substantially all of its assets to another entity. The 2010 Indenture contains customary default provisions. In addition, an event of default will occur if the Company or certain of its subsidiaries fail to pay the principal of any indebtedness (as defined in the 2010 Indenture) when due at maturity in an aggregate amount of $50 million or more, or a default occurs that results in the acceleration of the maturity of the Company's or certain of its subsidiaries' indebtedness in an aggregate amount of $50 million or more. Upon the occurrence and during the continuation of an event of default under the 2010 Indenture, the notes may become immediately due and payable either automatically or by the vote of the holders of more than 25% of the aggregate principal amount of all of the notes then outstanding.

On November 4, 2011, in connection with the acquisition of Copal, a subsidiary of the Company issued a $14.2 million non-interest bearing note to the sellers which represented a portion of the consideration transferred to acquire the Copal entities. If a seller subsequently transfers to the Company all of its shares, the Company must repay the seller its proportion of the principal on the later of (i) the fourth anniversary date of the note or (ii) within a time frame set forth in the acquisition agreement relating to the resolution of certain income tax uncertainties pertaining to the transaction. Otherwise, the Company must repay any amount outstanding on the earlier of (i) two business days subsequent to the exercise of the put/call option to acquire the remaining shares of Copal of (ii) the tenth anniversary date of the issuance of the note. The Company has the right to offset payment of the note against certain indemnification assets associated with UTPs related to the acquisition, which are more fully discussed in Note 7. Accordingly, the Company has offset the liability for this note against the indemnification asset, thus no balance for this note is carried on the Company's consolidated balance sheet at December 31, 2012 and 2011. In the event that the Company would not be required to settle amounts related to the UTPs, the Company would be required to pay the sellers the principal in accordance with the note agreement. The Company may prepay the note in accordance with certain terms set forth in the acquisition agreement.

On August 20, 2012, the Company issued $500 million aggregate principal amount of unsecured notes in a public offering. The 2012 Senior Notes bear interest at a fixed rate of 4.50% and mature on September 1, 2022. Interest on the 2012 Senior Notes will be due semi-annually on September 1 and March 1 of each year, commencing March 1, 2013. The Company may prepay the 2012 Senior Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid, plus accrued and unpaid interest and a Make-Whole Amount. Additionally, at the option of the holders of the notes, the Company may be required to purchase all or a portion of the notes upon occurrence of a "Change of Control Triggering Event," as defined in the 2012 Indenture, at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. The 2012 Indenture contains covenants that limit the ability of the Company and certain of its subsidiaries to, among other things, incur or create liens and enter into sale and leaseback transactions. In addition, the 2012 Indenture contains a covenant that limits the ability of the Company to consolidate or merge with another entity or to sell all or substantially all of its assets to another entity. The 2012 Indenture contains customary default provisions. In addition, an event of default will occur if the Company or certain of its subsidiaries fail to pay the principal of any indebtedness (as defined in the 2012 Indenture) when due at maturity in an aggregate amount of $50 million or more, or a default occurs that results in the acceleration of the maturity of the Company's or certain of its subsidiaries' indebtedness in an aggregate amount of $50 million or more. Upon the occurrence and during the continuation of an event of default under the 2012 Indenture, the 2012 Senior notes may become immediately due and payable either automatically or by the vote of the holders of more than 25% of the aggregate principal amount of all of the notes then outstanding.

2008 Term Loan

On May 7, 2008, Moody's entered into a five-year, $150.0 million senior unsecured term loan with several lenders. Proceeds from the loan were used to pay off a portion of the CP outstanding. Interest on borrowings under the 2008 Term Loan is payable quarterly at rates that are based on LIBOR plus a margin that can range from 125 basis points to 175 basis points depending on the Company's Debt/EBITDA ratio. The outstanding borrowings shall amortize in accordance with the schedule of payments set forth in the 2008 Term Loan outlined in the table below.

The 2008 Term Loan contains restrictive covenants that, among other things, restrict the ability of the Company to engage or to permit its subsidiaries to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur, or permit its subsidiaries to incur, liens, in each case, subject to certain exceptions and limitations. The 2008 Term Loan also limits the amount of debt that subsidiaries of the Company may incur. In addition, the 2008 Term Loan contains a financial covenant that requires the Company to maintain a Debt/EBITDA ratio of not more than 4.0 to 1.0 at the end of any fiscal quarter.

The principal payments due on the Company's long-term borrowings for each of the next five years are presented in the table below:

Year Ending December 31,	2008 Term Loan	Series 2005-1 Notes	Series 2007-1 Notes	2010 Senior Notes	2012 Senior Notes	Total
2013	$ 63.8	$ —	$ —	$ —	$ —	$ 63.8
2014	—	—	—	—	—	—
2015	—	300.0	—	—	—	300.0
2016	—	—	—	—	—	—
2017	—	—	300.0	—	—	300.0
Thereafter	—		—	500.0	500.0	1,000.0
Total	$ 63.8	$ 300.0	$ 300.0	$ 500.0	$ 500.0	$ 1,663.8

In the fourth quarter of 2010, the Company entered into interest rate swaps with a total notional amount of $300 million which will convert the fixed rate of interest on the Series 2005-1 Notes to a floating LIBOR-based interest rate. Also, on May 7, 2008, the Company entered into interest rate swaps with a total notional amount of $150 million to protect against fluctuations in the LIBOR-based variable interest rate on the 2008 Term Loan. Both of these interest rate swaps are more fully discussed in Note 5 above.

INTEREST EXPENSE, NET

The following table summarizes the components of interest as presented in the consolidated statements of operations:

	Year Ended December 31,		
	2012	2011	2010
Income	$ **5.2**	$ 5.3	$ 3.1
Expense on borrowings	**(73.8)**	(65.5)	(52.2)
UTBs and other tax related interest	**0.4**	(8.7)	(7.7)
Legacy Tax [(a)]	**4.4**	3.7	2.5
Interest capitalized	**—**	3.1	1.8
Total	$ **(63.8)**	$ (62.1)	$ (52.5)
Interest paid [(b)]	$ **94.4**	$ 67.2	$ 44.0

(a) Represents a reduction of accrued interest related to the favorable resolution of Legacy Tax Matters, further discussed in Note 17 to the consolidated financial statements.

(b) Interest paid includes payments of interest relating to the settlement of income tax audits in the first quarter of 2012 as well as net settlements on interest rate swaps more fully discussed in Note 5.

At December 31, 2012, the Company was in compliance with all covenants contained within all of the debt agreements. In addition to the covenants described above, the 2012 Facility, the 2007 Facility, the 2005 Agreement, the 2007 Agreement, the 2012 Indenture, the 2010 Indenture and the 2008 Term Loan contain cross default provisions. These provisions state that default under one of the aforementioned debt instruments could in turn permit lenders under other debt instruments to declare borrowings outstanding under those instruments to be immediately due and payable. As of December 31, 2012, there are no such cross defaults.

The Company's long-term debt, including the current portion, is recorded at cost except for the Series 2005-1 Notes which is carried at cost adjusted for the fair value of an interest rate swap used to hedge the fair value of the note. The fair value and carrying value of the Company's long-term debt as of December 31, 2012 and 2011 is as follows:

	December 31, 2012		December 31, 2011	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Series 2005-1 Notes*	$ **313.8**	$ **326.1**	$ 311.5	$ 316.5
Series 2007-1 Notes	**300.0**	**348.3**	300.0	332.7
2010 Senior Notes	**497.4**	**562.8**	497.3	534.1
2012 Senior Notes	**496.2**	**528.8**	—	—
2008 Term Loan	**63.8**	**63.8**	135.0	135.0
Total	$ **1,671.2**	$ **1,829.8**	$ 1,243.8	$ 1,318.3

* The carrying amount includes a $13.8 million and $11.5 million fair value adjustment on an interest rate hedge at December 31, 2012 and 2011, respectively.

The fair value of the Company's long-term debt is estimated using discounted cash flows based on prevailing interest rates available to the Company for borrowings with similar maturities.

NOTE 15 CAPITAL STOCK

Authorized Capital Stock

The total number of shares of all classes of stock that the Company has authority to issue under its Restated Certificate of Incorporation is 1.02 billion shares with a par value of $0.01, of which 1.0 billion are shares of common stock, 10.0 million are shares of preferred stock and 10.0 million are shares of series common stock. The preferred stock and series common stock can be issued with varying terms, as determined by the Board.

Share Repurchase Program

The Company implemented a systematic share repurchase program in the third quarter of 2005 through an SEC Rule 10b5-1 program. Moody's may also purchase opportunistically when conditions warrant. On July 30, 2007, the Board of the Company authorized a $2.0 billion share repurchase program, which the Company began utilizing in January 2008. There is no established expiration date for the remaining authorization. On February 12, 2013, the Board authorized a new $1 billion share repurchase program which will commence following the completion of the existing program. The Company's intent is to return capital to shareholders in a way that serves their long-term interests. As a result, Moody's share repurchase activity will continue to vary from quarter to quarter.

During 2012, Moody's repurchased 4.8 million shares of its common stock under the aforementioned July 30, 2007 authorization, and issued 6.0 million shares under employee stock-based compensation plans.

Dividends

During the years ended December 31, 2012, 2011 and 2010, the Company paid dividends of:

	Dividends Paid Per Share		
	Year ended December 31,		
	2012	2011	2010
First quarter	$ **0.16**	$ 0.115	$ 0.105
Second quarter	**0.16**	0.14	0.105
Third quarter	**0.16**	0.14	0.105
Fourth quarter	**0.16**	0.14	0.105
Total	$ **0.64**	$ 0.535	$ 0.42

On December 11, 2012, the Board of the Company approved the declaration of a quarterly dividend of $0.20 per share of Moody's common stock, payable on March 11, 2013 to shareholders of record at the close of business on February 20, 2013. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board.

NOTE 16 LEASE COMMITMENTS

Moody's operates its business from various leased facilities, which are under operating leases that expire over the next 15 years. Moody's also leases certain computer and other equipment under operating leases that expire over the next six years. Rent expense, including lease incentives, is amortized on a straight-line basis over the related lease term. Rent expense under operating leases for the years ended December 31, 2012, 2011 and 2010 was $75.8 million, $73.1 million and $70.9 million, respectively.

The minimum rent for operating leases that have remaining or original non-cancelable lease terms in excess of one year at December 31, 2012 is as follows:

Year Ending December 31,	Operating Leases
2013	$ 80.7
2014	69.9
2015	62.3
2016	55.0
2017	52.7
Thereafter	494.8
Total minimum lease payments	$ 815.4

On October 20, 2006, the Company entered into a 21-year operating lease agreement to occupy 15 floors of an office building at 7WTC which includes a total of 20 years of renewal options. On March 28, 2007 the 7WTC lease agreement was amended for the Company to lease an additional two floors for a term of 20 years. The total base rent for the entire lease term, including rent credits, for the 7WTC lease is approximately $642 million. As of December 31, 2012, the company has a remaining obligation of $509.2 million.

On February 6, 2008, the Company entered into a 17.5 year operating lease agreement to occupy six floors of an office tower located in the Canary Wharf district of London, England. The total base rent of the Canary Wharf Lease over its 17.5-year term is approximately 134 million GBP, and the Company began making base rent payments in 2011. As of December 31, 2012, the Company has a remaining obligation of $201.0 million. In addition to the base rent payments the Company is obligated to pay certain customary amounts for its share of operating expenses and tax obligation.

NOTE 17 **CONTINGENCIES**

From time to time, Moody's is involved in legal and tax proceedings, governmental investigations and inquiries, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by MIS. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. Moody's discloses material pending legal proceedings pursuant to SEC rules and other pending matters as it may determine to be appropriate.

Following events in the global credit markets over the last several years, including in the U.S. subprime residential mortgage sector, MIS and other credit rating agencies are the subject of intense scrutiny, increased regulation, ongoing inquiry and governmental investigations, and civil litigation. Legislative, regulatory and enforcement entities around the world are considering additional legislation, regulation and enforcement actions, including with respect to MIS's compliance with newly imposed regulatory standards. Moody's has received subpoenas and inquiries from states attorneys general and other domestic and foreign governmental authorities and is responding to such investigations and inquiries.

In addition, the Company is facing litigation from market participants relating to the performance of MIS rated securities. Although Moody's in the normal course experiences such litigation, the volume and cost of defending such litigation has significantly increased following the events in the U.S. subprime residential mortgage sector and global credit markets more broadly over the last several years.

Two purported class action complaints have been filed by purported purchasers of the Company's securities against the Company and certain of its senior officers, asserting claims under the federal securities laws. The first was filed by Raphael Nach in the U.S. District Court for the Northern District of Illinois on July 19, 2007. The second was filed by Teamsters Local 282 Pension Trust Fund in the United States District Court for the Southern District of New York on September 26, 2007. Both actions have been consolidated into a single proceeding entitled In re Moody's Corporation Securities Litigation in the U.S. District Court for the Southern District of New York. On June 27, 2008, a consolidated amended complaint was filed, purportedly on behalf of all purchasers of the Company's securities during the period February 3, 2006 through October 24, 2007. Plaintiffs allege that the defendants issued false and/or misleading statements concerning the Company's business conduct, business prospects, business conditions and financial results relating primarily to MIS's ratings of structured finance products including RMBS, CDO and constant-proportion debt obligations. The plaintiffs seek an unspecified amount of compensatory damages and their reasonable costs and expenses incurred in connection with the case. The Company moved for dismissal of the consolidated amended complaint in September 2008. On February 23, 2009, the court issued an opinion dismissing certain claims and sustaining others. On January 22, 2010, plaintiffs moved to certify a class of individuals who purchased Moody's Corporation common stock between February 3, 2006 and October 24, 2007, which the Company opposed. On March 31, 2011, the court issued an opinion denying plaintiffs' motion to certify the proposed class. On April 14, 2011, plaintiffs filed a petition in the United States Court of Appeals for the Second Circuit seeking discretionary permission to appeal the decision. The Company filed its response to the petition on April 25, 2011. On July 20, 2011, the Second Circuit issued an order denying plaintiffs' petition for leave to appeal. On September 14, 2012, the Company filed a motion for summary judgment, which was fully briefed on December 21, 2012. Oral argument on the motion for summary judgment is scheduled for April 2013.

On August 25, 2008, Abu Dhabi Commercial Bank filed a purported class action in the United States District Court for the Southern District of New York asserting numerous common-law causes of action against two subsidiaries of the Company, another rating agency, and Morgan Stanley & Co. The action relates to securities issued by a structured investment vehicle called Cheyne Finance (the "Cheyne SIV") and seeks, among other things, compensatory and punitive damages. The central allegation against the rating agency defendants is that the credit ratings assigned to the securities issued by the Cheyne SIV were false and misleading. In early proceedings, the court dismissed all claims against the rating agency defendants except those for fraud and aiding and abetting fraud. In June 2010, the court denied plaintiff's motion for class certification, and additional plaintiffs were subsequently added to the complaint. In January 2012, the rating agency defendants moved for summary judgment with respect to the fraud and aiding and abetting fraud claims. Also in January 2012, in light of new New York state case law, the court permitted the plaintiffs to file an amended complaint that reasserted previously dismissed claims against all defendants for breach of fiduciary duty, negligence, negligent misrepresentation, and related aiding and abetting claims. In May 2012, the court, ruling on the rating agency defendants' motion to dismiss, dismissed all of the reasserted claims except for the negligent misrepresentation claim, and on September 19, 2012, after further proceedings, the court also dismissed the negligent misrepresentation claim. On August 17, 2012, the court ruled on the rating agencies' motion for summary judgment on the plaintiffs' remaining claims for fraud and aiding and abetting fraud. The court dismissed, in whole or in part, the fraud claims of four plaintiffs as against Moody's but allowed the fraud claims to proceed with respect to certain claims of one of those plaintiffs and the claims of the remaining 11 plaintiffs. The court also dismissed all claims against Moody's for aiding and abetting fraud. Three of the plaintiffs whose claims were dismissed filed motions for reconsideration, and on November 7, 2012, the court granted two of these motions, reinstating the claims of two plaintiffs that were previously dismissed. On February 1, 2013, the court dismissed the claims of one additional plaintiff on jurisdictional grounds. Trial on the remaining fraud claims against the rating agencies, and on claims against Morgan Stanley for aiding and abetting fraud and for negligent misrepresentation, is scheduled for May 2013. Based on plaintiffs' most recent litigation disclosures, the August 2012 dismissal of certain claims noted above, the reinstatement of certain of those claims in November 2012, and the dismissal of an additional plaintiff's claims in February 2013, the total alleged compensatory damages against all defendants are approximately $638 million, consisting of alleged lost principal and lost interest, plus statutory interest, except that approximately $14.5 million of those claimed damages are not being sought from Moody's.

In October 2009, plaintiffs King County, Washington and Iowa Student Loan Liquidity Corporation each filed substantially identical putative class actions in the Southern District of New York against two subsidiaries of the Company and several other defendants, including two other rating agencies and IKB Deutsche Industriebank AG. These actions arise out of investments in securities issued by a structured investment vehicle called Rhinebridge plc (the "Rhinebridge SIV") and seek, among other things, compensatory and punitive damages. Each complaint asserted a claim for common law fraud against the rating agency defendants, alleging, among other things, that the credit ratings assigned to the securities issued by the Rhinebridge SIV were false and misleading. The case is pending before the same judge presiding over the litigation concerning the Cheyne SIV, described above. In April 2010, the court denied the rating agency defendants' motion to dismiss. In June 2010, the court consolidated the two cases and the plaintiffs filed an amended complaint that, among other things, added Morgan Stanley & Co. as a defendant. In January 2012, in light of new New York state case law, the court permitted the plaintiffs to file an amended complaint that asserted claims against the rating agency defendants for breach of fiduciary duty, negligence, negligent misrepresentation, and aiding and abetting claims. In May 2012, the court, ruling on the rating agency defendants' motion to dismiss, dismissed all of the new claims except for the negligent misrepresentation claim and a claim for aiding and abetting fraud; on September 28, 2012, after further proceedings, the court also dismissed the negligent misrepresentation claim. Plaintiffs have not sought class certification. On September 7, 2012 the rating agencies filed a motion for summary judgment dismissing the remaining claims against them. On January 3, 2013, the Court issued an order dismissing the claim for aiding and abetting fraud against the rating agencies but allowing the claim for fraud to proceed to trial. It is expected that a trial date will be set with respect to the fraud claim against the rating agencies and a claim for aiding and abetting fraud against Morgan Stanley. In the course of the proceedings, the two plaintiffs have asserted that their total compensatory damages against all defendants, consisting of alleged lost principal and lost interest, plus statutory interest, equal approximately $70 million. In June 2012, defendants IKB Deutsche Industriebank AG and IKB Credit Asset Management GmbH informed the court that they had executed a confidential settlement agreement with the plaintiffs.

Legacy Tax Matters

Moody's continues to have exposure to potential liabilities arising from Legacy Tax Matters. As of December 31, 2012, Moody's has recorded liabilities for Legacy Tax Matters totaling $39.2 million. This includes liabilities and accrued interest due to New D&B arising from the 2000 Distribution Agreement. It is possible that the ultimate liability for Legacy Tax Matters could be greater than the liabilities recorded by the Company, which could result in additional charges that may be material to Moody's future reported results, financial position and cash flows.

The following summary of the relationships among Moody's, New D&B and their predecessor entities is important in understanding the Company's exposure to the Legacy Tax Matters.

In November 1996, The Dun & Bradstreet Corporation separated into three separate public companies: The Dun & Bradstreet Corporation, ACNielsen Corporation and Cognizant Corporation. In June 1998, The Dun & Bradstreet Corporation separated into two separate public companies: Old D&B and R.H. Donnelley Corporation. During 1998, Cognizant separated into two separate public companies: IMS Health Incorporated and Nielsen Media Research, Inc. In September 2000, Old D&B separated into two separate public companies: New D&B and Moody's.

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business. These initiatives are subject to normal review by tax authorities. Old D&B and its predecessors also entered into a series of agreements covering the sharing of any liabilities for payment of taxes, penalties and interest resulting from unfavorable IRS determinations on certain tax matters, and certain other potential tax liabilities, all as described in such agreements. Further, in connection with the 2000 Distribution and pursuant to the terms of the 2000 Distribution Agreement, New D&B and Moody's have agreed on the financial responsibility for any potential liabilities related to these Legacy Tax Matters.

At the time of the 2000 Distribution, New D&B paid Moody's $55.0 million for 50% of certain anticipated future tax benefits through 2012. In the event that these tax benefits are not claimed or otherwise not realized by New D&B, or there is an IRS audit of New D&B impacting these tax benefits, Moody's would be required to repay to New D&B an amount equal to the discounted value of its share of the related future tax benefits as well as its share of any tax liability incurred by New D&B. In June 2011, the statute of limitations for New D&B relating to the 2004 tax year expired. As a result, in the second quarter of 2011, Moody's recorded a reduction of accrued interest expense of $2.8 million ($1.7 million, net of tax) and an increase in other non-operating income of $6.4 million, relating to amounts due to New D&B. In August 2012, New D&B effectively settled examinations for the 2005 and 2006 tax years. As a result, in the third quarter of 2012, Moody's recorded a reduction of accrued interest expense of $4.4 million ($2.6 million, net of tax) and an increase in other non-operating income of $12.8 million, relating to amounts due to New D&B. As of December 31, 2012, Moody's liability with respect to this matter totaled $37.1 million.

Additionally, in April 2011, Moody's received a refund of $0.9 million ($0.6 million, net of tax) for interest assessed related to pre-spinoff tax years.

In 2005, settlement agreements were executed with the IRS with respect to certain Legacy Tax Matters related to the years 1989-1990 and 1993-1996. With respect to these settlements, Moody's and New D&B believed that IMS Health and NMR did not pay their full share of the liability to the IRS under the terms of the applicable separation agreements between the parties. Moody's and New D&B subsequently paid these amounts to the IRS and commenced arbitration proceedings against IMS Health and NMR to resolve this dispute. Pursuant to these arbitration proceedings, the Company received $10.8 million ($6.5 million as a reduction of interest expense and $4.3 million as a reduction of tax expense) in 2009. The aforementioned settlement payment resulted in net income benefits of $8.2 million in 2009. The Company carries a $2.1 million liability for this matter.

NOTE 18 **SEGMENT INFORMATION**

The Company is organized into three operating segments: (i) MIS, (ii) MA and (iii) an immaterial operating segment that provides fixed income pricing services in the Asia-Pacific region. This aforementioned immaterial operating segment has been aggregated with the MA operating segment based on the fact that it has similar economic characteristics to MA. Accordingly, the Company reports in two reportable segments: MIS and MA. The MIS segment is comprised of all of the Company's ratings activities. All of Moody's other non-rating commercial activities are included in the MA segment.

The MIS segment consists of four lines of business—corporate finance, structured finance, financial institutions and public, project and infrastructure finance—that generate revenue principally from fees for the assignment and ongoing monitoring of credit ratings on debt obligations and the entities that issue such obligations in markets worldwide.

The MA segment, which includes all of the Company's non-rating commercial activities, develops a wide range of products and services that support the risk management activities of institutional participants in global financial markets. The MA segment consists of three lines of business – RD&A, ERS (formerly named RMS) and PS. Additionally, in the first quarter of 2012, a division within the PS LOB which provided various financial modeling services was transferred to the ERS LOB. Accordingly, the revenue for prior years by LOB for MA has been reclassified to reflect the transfer of this division.

In the fourth quarter of 2011, subsidiaries of the Company acquired Copal and B&H. Copal is an outsourced research and consulting business. B&H is a provider of insurance risk management tools. B&H and Copal are part of the MA segment and their revenue is included in the ERS and PS LOBs within MA, respectively.

Revenue for MIS and expenses for MA include an intersegment royalty charged to MA for the rights to use and distribute content, data and products developed by MIS. Also, revenue for MA and expenses for MIS include an intersegment fee charged to MIS from MA for certain MA products and services utilized in MIS's ratings process. These fees charged by MA are generally equal to the costs incurred by MA to produce these products and services. Additionally, overhead costs and corporate expenses of the Company which exclusively benefit only one segment, are fully charged to that segment. Overhead costs and corporate expenses of the Company which benefit both segments are allocated to each segment based on a revenue-split methodology. Overhead expenses include costs such as rent and occupancy, information technology and support staff such as finance, human resources and information technology. Beginning on January 1, 2012, the Company refined its methodology for allocating certain overhead departments to its segments to better align the costs allocated based on each segment's usage of the overhead service. The refined methodology is reflected in the segment results for the year ended December 31, 2012 and accordingly, the segment results for the years ended December 31, 2011 and 2010 have been reclassified to conform to the new presentation. "Eliminations" in the table below represent intersegment revenue/expense.

FINANCIAL INFORMATION BY SEGMENT:

The table below shows revenue, Adjusted Operating Income and operating income by reportable segment. Adjusted Operating Income is a financial metric utilized by the Company's chief operating decision maker to assess the profitability of each reportable segment.

	Year Ended December 31,							
	2012				2011			
	MIS	MA	Eliminations	Consolidated	MIS	MA	Eliminations	Consolidated
Revenue	**$ 1,958.3**	**$ 855.3**	**$ (83.3)**	**$ 2,730.3**	$ 1,634.7	$ 722.4	$ (76.4)	$ 2,280.7
Operating, SG&A	**967.1**	**663.4**	**(83.3)**	**1,547.2**	833.6	555.9	(76.4)	1,313.1
Adjusted Operating Income	**991.2**	**191.9**	**—**	**1,183.1**	801.1	166.5	—	967.6
Depreciation and amortization	**44.3**	**49.2**	**—**	**93.5**	41.3	37.9	—	79.2
Goodwill impairment charge	**—**	**12.2**		**12.2**	—	—	—	—
Operating income	**$ 946.9**	**$ 130.5**	**$ —**	**$ 1,077.4**	$ 759.8	$ 128.6	$ —	$ 888.4

	Year Ended December 31,			
	2010			
	MIS	MA	Eliminations	Consolidated
Revenue	$ 1,466.3	$ 636.3	$ (70.6)	$ 2,032.0
Operating, SG&A	783.9	479.5	(70.6)	1,192.8
Adjusted Operating Income	682.4	156.8	-	839.2
Depreciation and amortization	35.2	31.1	-	66.3
Restructuring	—	0.1	-	0.1
Operating income	$ 647.2	$ 125.6	$ -	$ 772.8

MIS AND MA REVENUE BY LINE OF BUSINESS

The tables below present revenue by LOB:

	Year Ended December 31,		
	2012	2011	2010
MIS:			
Corporate finance (CFG)	**$ 857.6**	$ 652.1	$ 563.9
Structured finance (SFG)	**381.0**	344.6	290.8
Financial institutions (FIG)	**325.5**	294.9	278.7
Public, project and infrastructure finance (PPIF)	**322.7**	277.3	271.6
Total external revenue	**1,886.8**	1,568.9	1,405.0
Intersegment royalty	**71.5**	65.8	61.3
Total	**1,958.3**	1,634.7	1,466.3
MA:			
Research, data and analytics (RD&A)	**491.0**	451.3	425.0
Enterprise Risk Solutions (ERS)	**242.6**	196.1	180.7
Professional services (PS)	**109.9**	64.4	21.3
Total external revenue	**843.5**	711.8	627.0
Intersegment revenue	**11.8**	10.6	9.3
Total	**855.3**	722.4	636.3
Eliminations	**(83.3)**	(76.4)	(70.6)
Total MCO	**$ 2,730.3**	$ 2,280.7	$ 2,032.0

CONSOLIDATED REVENUE INFORMATION BY GEOGRAPHIC AREA

	Year Ended December 31,		
	2012	**2011**	**2010**
Revenue:			
U.S.	**$ 1,464.1**	$ 1,177.0	$ 1,089.5
International:			
EMEA	**820.7**	708.4	627.4
Other	**445.5**	395.3	315.1
Total International	**1,266.2**	1,103.7	942.5
Total	**$ 2,730.3**	$ 2,280.7	$ 2,032.0
Long-lived assets at December 31:			
United States	**$ 498.4**	$ 495.8	$ 476.5
International	**672.3**	727.5	477.1
Total	**$ 1,170.7**	$ 1,223.3	$ 953.6

TOTAL ASSETS BY SEGMENT

	December 31, 2012				December 31, 2011			
	MIS	**MA**	**Corporate Assets (a)**	**Consolidated**	**MIS**	**MA**	**Corporate Assets (a)**	**Consolidated**
Total Assets	**$ 884.9**	**$ 1,386.7**	**$ 1,689.3**	**$ 3,960.9**	$ 725.9	$ 1,289.7	$ 860.5	$ 2,876.1

(a) Represents common assets that are shared between each segment or utilized by the corporate entity. Such assets primarily include cash and cash equivalents, short-term investments, unallocated property and equipment and deferred tax assets.

NOTE 19 VALUATION AND QUALIFYING ACCOUNTS

Accounts receivable allowances primarily represent adjustments to customer billings that are estimated when the related revenue is recognized and also represents an estimate for uncollectible accounts. The valuation allowance on deferred tax assets relates to foreign net operating losses for which realization is uncertain. Below is a summary of activity for both allowances:

Year Ended December 31,	Balance at Beginning of the Year	Additions	Write-offs and Adjustments	Balance at End of the Year
2012				
Accounts receivable allowance	$ (28.0)	$ (44.3)	$ 43.2	$ (29.1)
Deferred tax assets – valuation allowance	$ (13.9)	$ (3.1)	$ 1.8	$ (15.2)
2011				
Accounts receivable allowance	$ (33.0)	$ (40.6)	$ 45.6	$ (28.0)
Deferred tax assets – valuation allowance	$ (12.8)	$ (4.0)	$ 2.9	$ (13.9)
2010				
Accounts receivable allowance	$ (24.6)	$ (46.5)	$ 38.1	$ (33.0)
Deferred tax assets – valuation allowance	$ (4.5)	$ (8.8)	$ 0.5	$ (12.8)

NOTE 20 OTHER NON-OPERATING INCOME (EXPENSE), NET

The following table summarizes the components of other non-operating income (expense), net as presented in the consolidated statements of operations:

	Year Ended December 31,		
	2012	**2011**	**2010**
FX gain (loss)	**$ (5.9)**	$ 2.6	$ (5.1)
Legacy Tax (a)	**12.8**	6.4	—
Joint venture income	**4.8**	6.8	2.8
Other	**(1.3)**	(2.3)	(3.6)
Total	**$ 10.4**	$ 13.5	$ (5.9)

(a) The 2012 amount represents a reversal of a liability relating to the favorable resolution of a Legacy tax Matter for the 2005 and 2006 tax years. The 2011 amounts represent a reversal of a liability relating to the lapse of the statute of limitations for a 2004 Legacy Tax Matter.

NOTE 21 RELATED PARTY TRANSACTIONS

Moody's Corporation made grants of $10 million to The Moody's Foundation during the year ended December 31, 2012. Grants of $5 million and $4.4 million were made during the years ended December 31, 2011 and 2010, respectively. The Foundation carries out philanthropic activities primarily in the areas of education and health and human services. Certain members of Moody's senior management are on the board of the Foundation.

NOTE 22 QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended			
(amounts in millions, except EPS)	**March 31**	**June 30**	**September 30**	**December 31**
2012				
Revenue	**$ 646.8**	**$ 640.8**	**$ 688.5**	**$ 754.2**
Operating Income	**$ 269.0**	**$ 278.5**	**$ 269.7**	**$ 260.2**
Net income attributable to Moody's	**$ 173.5**	**$ 172.5**	**$ 183.9**	**$ 160.1**
EPS:				
Basic	**$ 0.78**	**$ 0.77**	**$ 0.83**	**$ 0.72**
Diluted	**$ 0.76**	**$ 0.76**	**$ 0.81**	**$ 0.70**
2011				
Revenue	$ 577.1	$ 605.2	$ 531.3	$ 567.1
Operating income	$ 250.1	$ 270.1	$ 196.1	$ 172.1
Net income attributable to Moody's	$ 155.5	$ 189.0	$ 130.7	$ 96.2
EPS:				
Basic	$ 0.68	$ 0.83	$ 0.58	$ 0.43
Diluted	$ 0.67	$ 0.82	$ 0.57	$ 0.43

Basic and diluted EPS are computed for each of the periods presented. The number of weighted average shares outstanding changes as common shares are issued pursuant to employee stock plans and for other purposes or as shares are repurchased. Therefore, the sum of basic and diluted EPS for each of the four quarters may not equal the full year basic and diluted EPS.

There was a $12.2 million non-tax deductible goodwill impairment charge in the fourth quarter of 2012 relating to the Company's FTSC reporting unit. Additionally, the quarterly financial data includes a $12.8 million and $7.0 million benefit to net income related to the resolution of Legacy Tax Matters for the three months ended September 30, 2012 and June 30, 2011, respectively. Also, there was a tax benefit of approximately $14 million during the three months ended June 30, 2011 resulting from a foreign tax ruling and a tax benefit of approximately $7 million in the three months ended September 30, 2011 resulting from the settlement of state tax audits.

NOTE 23 SUBSEQUENT EVENT

On February 12, 2013, the Board authorized a new $1 billion share repurchase program. The Company expects to commence repurchases under the new program following the completion of its existing share repurchase program.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation, as required by Rule 13a-15(b) under the Exchange Act, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the times periods specified in the communication to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes In Internal Control Over Financial Reporting

Information in response to this Item is set forth under the caption "Management's Report on Internal Control Over Financial Reporting", in Part II, Item 8 of this annual report on Form 10-K.

In addition, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has determined that there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, these internal controls over financial reporting during the period covered by this report.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

Except for the information relating to the executive officers of the Company set forth in Part I of this annual report on Form 10-K, the information called for by Items 10-13 is contained in the Company's definitive proxy statement for use in connection with its annual meeting of stockholders scheduled to be held on April 16, 2013, and is incorporated herein by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

ITEM 11. EXECUTIVE COMPENSATION

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The Audit Committee has established a policy setting forth the requirements for the pre-approval of audit and permissible non-audit services to be provided by the Company's independent registered public accounting firm. Under the policy, the Audit Committee pre-approves the annual audit engagement terms and fees, as well as any other audit services and specified categories of non-audit services, subject to certain pre-approved fee levels. In addition, pursuant to the policy, the Audit Committee has authorized its chair to pre-approve other audit and permissible non-audit services up to $50,000 per engagement and a maximum of $250,000 per year. The policy requires that the Audit Committee chair report any pre-approval decisions to the full Audit Committee at its next scheduled meeting. For the year ended December 31, 2012, the Audit Committee approved all of the services provided by the Company's independent registered public accounting firm, which are described below.

Audit Fees

The aggregate fees for professional services rendered for (i) the integrated audit of the Company's annual financial statements for the years ended December 31, 2012 and 2011, (ii) the review of the financial statements included in the Company's Reports on Forms 10-Q and 8-K, and (iii) statutory audits of subsidiaries, were approximately $2.4 and $2.3 million in 2012 and 2011, respectively. These fees included amounts accrued but not billed of $1.6 million and $1.3 million in the years ended December 31, 2012 and 2011, respectively.

Audit-Related Fees

The aggregate fees billed for audit-related services rendered to the Company were approximately $0.1 million in both of the years ended December 31, 2012 and 2011. Such services included employee benefit plan audits.

Tax Fees

The aggregate fees billed for professional services rendered for tax services rendered by the auditors for the years ended December 31, 2012 and 2011 were approximately $0.1 million and $0, respectively.

All Other Fees

The aggregate fees billed for all other services rendered to the Company by KPMG LLP for the years ended December 31, 2012 and 2011 were approximately $0 and $0, respectively.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

LIST OF DOCUMENTS FILED AS PART OF THIS REPORT.

(1) Financial Statements.
See Index to Financial Statements on page 62, in Part II. Item 8 of this Form 10-K.

(2) Financial Statement Schedules.
None.

(3) Exhibits.
See Index to Exhibits on pages 116-119 of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOODY'S CORPORATION
(Registrant)

By: /s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.
President and Chief Executive Officer

Date: February 25, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

/s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.,
President and Chief Executive Officer
(principal executive officer)

/s/ LINDA S. HUBER

Linda S. Huber,
Executive Vice President and Chief Financial Officer
(principal financial officer)

/s/ JOSEPH MCCABE

Joseph McCabe,
Senior Vice President—Corporate Controller
(principal accounting officer)

/s/ BASIL L. ANDERSON

Basil L. Anderson,
Director

/s/ JORGE A. BERMUDEZ

Jorge A. Bermudez,
Director

/s/ DARRELL DUFFIE

Darrell Duffie,
Director

/s/ ROBERT R. GLAUBER

Robert R. Glauber,
Director

/s/ KATHRYN M. HILL

Kathryn M. Hill,
Director

/s/ EWALD KIST

Ewald Kist,
Director

/s/ HENRY A. MCKINNELL, Jr.

Henry A. McKinnell, Jr. Ph.D.,
Chairman

/s/ JOHN K. WULFF

John K. Wulff,
Director

Date: February 25, 2013

INDEX TO EXHIBITS

S-K EXHIBIT NUMBER

3 **Articles Of Incorporation And By-laws**

.1 Restated Certificate of Incorporation of the Registrant dated June 15, 1998, as amended effective June 30, 1998, as amended effective October 1, 2000, and as further amended effective April 26, 2005 (incorporated by reference to Exhibit 3.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000, and Exhibit 3.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed April 27, 2005)

.2 Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 29, 2012)

4 **Instruments Defining The Rights Of Security Holders, Including Indentures**

.1 Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000)

.2 Note Purchase Agreement, dated as of September 30, 2005, by and among Moody's Corporation and the note purchasers party thereto, including the form of the 4.98% Series 2005-1 Senior Unsecured Note due 2015 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 5, 2005).

.3 Note Purchase Agreement, dated as of September 7, 2007, by and among Moody's Corporation and the note purchasers party thereto, including the form of the 6.06% Series 2007-1 Senior Unsecured Note due 2017 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed September 13, 2007)

.4 Five-Year Credit Agreement dated as of April 18, 2012, among Moody's Corporation, the Borrowing Subsidiaries Party Hereto, the Lenders Party Thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A. and Citibank, N.A. as Co-Syndication Agents, and RBS Citizens, N.A. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Co-Documentation Agents (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed April 24, 2012)

.5 Five-Year Credit Agreement, dated as of May 7, 2008, with JPMorgan Chase Bank, N.A., as administrative agent, Bank of China and Fifth Third Bank, as co-syndication agents, Barclays Commercial Bank, as documentation agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Commerce Bank, N.A., as co-agents, J.P. Morgan Securities, Inc., as lead arranger and bookrunner, and the lenders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed May 8, 2008)

.6 Indenture, dated as of August 19, 2010, between Moody's Corporation and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed August 19, 2010)

.7 Supplemental Indenture, dated as of August 19, 2010, between Moody's Corporation and Wells Fargo, National Association, as trustee, including the form of the 5.50% Senior Notes due 2020 (incorporated by reference to Exhibit 4.2 to the Report on Form 8-K of the Registrant, file number 1-14037, filed August 19, 2010)

.8 Second Supplemental Indenture, dated as of August 20, 2012, between Moody's Corporation and Wells Fargo, National Association, as trustee, including the form of the 4.50% Senior Notes due 2022 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed August 20, 2012)

10 **Material Contracts**

.1 Distribution Agreement, dated as of September 30, 2000, between the Registrant and The Dun & Bradstreet Corporation (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000)

.2 Tax Allocation Agreement, dated as of September 30, 2000, between the Registrant and The Dun & Bradstreet Corporation (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000)

.3† The Moody's Corporation Nonfunded Deferred Compensation Plan for Non-Employee Directors (as amended December 16, 2008) (incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2009)

.4† 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (as amended and restated on April 23, 2001; amended October 23, 2006 and December 15, 2008) (incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2009)

.5† 1998 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 14, 2000)

.6 Distribution Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed August 14, 1998)

.7† Moody's Corporation Deferred Compensation Plan, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 26, 2007)

.8 Form of Separation Agreement and General Release used by the Registrant with its Career Transition Plan. (incorporated by reference to Exhibit 99.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed November 20, 2007)

.9 Commercial Paper Dealer Agreement, dated as of October 3, 2007, between Moody's Corporation and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 9, 2007)

.10 Commercial Paper Dealer Agreement, dated as of October 3, 2007, between Moody's Corporation and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 9, 2007)

.11 Commercial Paper Dealer Agreement, dated as of October 3, 2007, between Moody's Corporation and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 10.3 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 9, 2007)

.12 Issuing and Paying Agency Agreement, dated as of September 28, 2007, between Moody's Corporation and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 2, 2007)

.13† Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (as amended, December 15, 2009) (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed April 26, 2010)

.14 Tax Allocation Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed August 14, 1998)

.15 Distribution Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(x) to R.H. Donnelley Corporation's (f.k.a. The Dun & Bradstreet Corporation) Annual Report on Form 10-K, file number 1-7155, filed March 27, 1997)

.16 Tax Allocation Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(y) to R.H. Donnelley Corporation's (f.k.a. The Dun & Bradstreet Corporation) Annual Report on Form 10-K, file number 1-7155, filed March 27, 1997)

.17† Form of Employee Non-Qualified Stock Option and Restricted Stock Grant Agreement for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 3, 2004)

.18† Form of Non-Employee Director Restricted Stock Grant Agreement for the 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (as amended on April 23, 2001) (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 3, 2004)

.19† 2004 Moody's Corporation Covered Employee Cash Incentive Plan (as amended on December 15, 2009) (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K of the Registrant, file number 1-14037, filed April 26, 2010)

S-K EXHIBIT NUMBER

.20† Description of Bonus Terms under the 2004 Moody's Corporation Covered Employee Cash Incentive Plan (as amended, December 15, 2009) (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 3, 2004)

.21† Director Compensation Arrangements (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed May 2, 2006)

.22 Agreement of Lease, dated September 7, 2006, between Moody's Corporation and 7 World Trade Center, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 2, 2006)

.23 Agreement for Lease, dated February 6, 2008, among CWCB Properties (DS7) Limited, CWCB Properties (DS7) Limited and CW Leasing DS7F Limited, Canary Wharf Holdings Limited, Moody's Investors Service Limited, and Moody's Corporation (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed February 12, 2008)

.24 Agreement for Lease, dated February 6, 2008, among Canary Wharf (Car Parks) Limited, Canary Wharf Holdings Limited, Canary Wharf Management Limited, Moody's Investors Service Limited, and Moody's Corporation (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K of the Registrant, file number 1-14037, filed February 12, 2008)

.25 Storage Agreement for Lease dated February 6, 2008 among Canary Wharf (Car Parks) Limited, Canary Wharf Holdings Limited, Canary Wharf Management Limited, Moody's Investors Service Limited, and Moody's Corporation (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K of the Registrant file number 1-14037, filed February 12, 2008)

.26 Moody's Corporation 1999 Employee Stock Purchase Plan (as amended and restated December 15, 2008) (formerly, The Dun & Bradstreet Corporation 1999 Employee Stock Purchase Plan) (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2009)

.27† Supplemental Executive Benefit Plan of Moody's Corporation, amended and restated as of January 1, 2008 (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February, 29, 2008)

.28† Pension Benefit Equalization Plan of Moody's Corporation, amended and restated as of January 1, 2008 (incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February, 29, 2008)

.29† Moody's Corporation Retirement Account, amended and restated as of January 1, 2008 (incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February, 29, 2008)

.30† First Amendment to the Moody's Corporation Retirement Account (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed August 2, 2010)

.31† Second Amendment to the Moody's Corporation Retirement Account (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed August 2, 2010)

.32† Third Amendment to the Moody's Corporation Retirement Account (incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 25, 2011)

.33† Fourth Amendment to the Moody's Corporation Retirement Account (incorporated by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2012)

.34†* Fifth Amendment to the Moody's Corporation Retirement Account

.35† Profit Participation Plan of Moody's Corporation (amended and restated as of January 1, 2010) (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed May 3, 2011)

.36† First Amendment to the Profit Participation Plan of Moody's Corporation (as amended and restated as of January 1, 2010) (incorporated by reference to Exhibit 10.44 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2012)

.37† Second Amendment to the Profit Participation Plan of Moody's Corporation (as amended and restated as of January 1, 2010) (incorporated by reference to Exhibit 10.45 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2012)

S-K EXHIBIT NUMBER		
	.38†	Third Amendment to the Profit Participation Plan of Moody's Corporation (as amended and restated as of January 1, 2010) (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2012)
	.39†*	Fourth Amendment to the Profit Participation Plan of Moody's Corporation
	.40†*	Fifth Amendment to the Profit Participation Plan of Moody's Corporation
	.41†	Moody's Corporation Career Transition Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed May 8, 2008)
	.42†*	First Amendment to the Moody's Corporation Career Transition Plan
	.43†	Moody's Corporation Cafeteria Plan, effective January 1, 2008 (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2009)
	.44†	Separation Agreement and general release between the Company and Brian M. Clarkson, dated May 7, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed August 4, 2008)
	.45†	Moody's Corporation Change in Control Severance Plan (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed December 20, 2010)
	.46†	Form of Performance Share Award Letter for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.48 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 28, 2011)
21*		SUBSIDIARIES OF THE REGISTRANT List of Active Subsidiaries as of December 31, 2012
23		CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
	.1*	Consent of KPMG LLP
31		CERTIFICATIONS 302 OF THE SARBANES-OXLEY ACT OF 2002
	.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
	.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32		CERTIFICATIONS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
	.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (The Company has furnished this certification and does not intend for it to be considered filed under the Securities Exchange Act of 1934 or incorporated by reference into future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934)
	.2*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (The Company has furnished this certification and does not intend for it to be considered filed under the Securities Exchange Act of 1934 or incorporated by reference into future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934)
101		XBRL Related Documents
	101.DEF*	XBRL Definitions Linkbase Document
	101.INS*	XBRL Instance Document
	101.SCH*	XBRL Taxonomy Extension Schema Document
	101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
	101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
	101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith

† Management contract of compensatory plan or arrangement

EXHIBIT 21

SUBSIDIARIES OF MOODY'S CORPORATION

The following is a list of subsidiaries as of December 31, 2012.

U.S. Entities

Name	Jurisdiction
Barrie & Hibbert Inc.	Delaware
BPA Technologies, Inc.	Delaware
Copal Partners (US) Inc.	Delaware
CSI Global Education, US, Inc.	Delaware
Exevo Inc.	Delaware
Foundation for Fiduciary Studies, Inc.	Delaware
IMaCS Virtus Global Partners, Inc.	Delaware
MIS Asset Holdings, Inc.	Delaware
MIS Quality Management Corp.	Delaware
Moody's Advisors Inc.	Delaware
Moody's Assurance Company, Inc.	New York
Moody's Assureco, Inc.	Delaware
Moody's Capital Markets Research, Inc.	Delaware
Moody's Credit Assessment Inc.	Delaware
Moody's Holdings LLC	Delaware
Moody's International LLC	Delaware
Moody's Investors Service, Inc.	Delaware
Moody's Analytics, Inc.	Delaware
Moody's Overseas Holdings, Inc.	Delaware
Moody's Risk Services Corp.	Delaware
Moody's Shared Services, Inc.	Delaware

Foreign Entities

Name	Jurisdiction
Administración de Calificadoras S.A.	Mexico
Barrie & Hibbert Asia Ltd.	Hong Kong
Barrie & Hibbert Ltd.	United Kingdom
Copal Business Consulting (Beijing) Co. Ltd.	China
Copal Market Research Ltd. (Mauritius)	Mauritius
Copal Partners (HK) Ltd.	Hong Kong
Copal Partners Ltd. (Jersey)	Jersey
Copal Partners (UK) Ltd.	United Kingdom
Copal Research India Private Limited	India
Copal Research Ltd. (Mauritius)	Mauritius
ENB Consulting (Asia) Limited	Hong Kong
ENB Consulting Asia (Singapore) Pte. Limited	Singapore
Exevo India Private Ltd.	India
Exevo Research Private Ltd. (Singapore)	Singapore
Fermat Australia Pty. Ltd.	Australia
Fermat Finance SPRL	Belgium
Fermat GmbH	Germany
Fermat International SA	Belgium
Fermat Limited	Hong Kong
Fermat Spzoo	Poland
Korea Investors Service, Inc.	Korea

Name	Jurisdiction
Midroog Ltd.	Israel
MIS Limited Czech Branch	Czech Republic
MIS Limited DIFC Branch	Dubai International Finance Centre
MIS Limited Russian Branch	Russia
Moody's America Latina Ltda.	Brazil
Moody's Analytics Australia Pty. Ltd.	Australia
Moody's Analytics Canada Inc.	Canada
Moody's Analytics Czech Republic s.r.o.	Czech Republic
Moody's Analytics (DIFC) Limited	Dubai International Finance Centre
Moody's Analytics Deutschland GmbH	Germany
Moody's Analytics do Brasil Ltda.	Brazil
Moody's Analytics Global Education (Canada) Inc.	Canada
Moody's Analytics Holdings (UK) Ltd.	United Kingdom
Moody's Analytics Hong Kong Ltd.	Hong Kong
Moody's Analytics International Licensing GmbH	Switzerland
Moody's Analytics Ireland Ltd.	Ireland
Moody's Analytics Israel Limited	Israel
Moody's Analytics Japan KK	Japan
Moody's Analytics Korea Co. Ltd.	Korea
Moody's Analytics SAS	France
Moody's Analytics Singapore Pte. Ltd.	Singapore
Moody's Analytics Technical Services (Hong Kong) Ltd.	Hong Kong
Moody's Analytics Technical Services (UK) Ltd.	United Kingdom
Moody's Analytics (Thailand) Co. Ltd.	Thailand
Moody's Analytics UK Ltd.	United Kingdom
Moody's Asia-Pacific Group (Singapore) Pte. Ltd.	Singapore
Moody's Asia Pacific Ltd.	Hong Kong
Moody's Canada, Inc.	Canada
Moody's Canada LP	Canada
Moody's Central Europe (BVI) Ltd.	British Virgin Islands
Moody's China (BVI) Ltd.	British Virgin Islands
Moody's Company Hong Kong Ltd.	Hong Kong
Moody's Credit Quotes Australia Pty. Ltd.	Australia
Moody's de Mexico S.A. de C.V.	Mexico
Moody's Deutschland GmbH	Germany
Moody's Dubai (BVI) Ltd.	British Virgin Islands
Moody's Eastern Europe LLC	Russia
Moody's EMEA Ltd.	United Kingdom
Moody's Finance Company Limited	Ireland
Moody's France S.A.S.	France
Moody's Group Australia Pty. Ltd.	Australia
Moody's Group Cyprus Ltd.	Cyprus
Moody's Group Cyprus Ltd. Luxembourg Branch	Luxembourg
Moody's Group Deutschland GmbH	Germany
Moody's Group Finance Ltd.	United Kingdom
Moody's Group France SAS	France
Moody's Group (Holdings) Ltd.	United Kingdom
Moody's Group Japan GK	Japan
Moody's Group UK Ltd.	United Kingdom
Moody's Holdings (BVI) Ltd.	British Virgin Islands
Moody's Holdings Ltd.	United Kingdom
Moody's Indonesia (BVI) Ltd.	British Virgin Islands
Moody's Information Consulting (Shenzhen) Co. Ltd.	China
Moody's Interfax Rating Agency Ltd.	Russia

Name	Jurisdiction
Moody's International (UK) Limited	United Kingdom
Moody's Investment Co. India Pvt. Ltd.	India
Moody's Investors Service Asia Pacific Pty. Ltd.	Australia
Moody's Investors Service Beijing Ltd.	China
Moody's Investors Service (BVI) Ltd.	British Virgin Islands
Moody's Investors Service Cyprus Ltd.	Cyprus
Moody's Investors Service Espana, S.A.	Spain
Moody's Investors Service Hong Kong Ltd.	Hong Kong
Moody's Investors Service (Korea) Inc.	Korea
Moody's Investors Service Ltd.	United Kingdom
Moody's Investors Service Middle East Limited	Dubai International Finance Centre
Moody's Investors Service Pty. Ltd.	Australia
Moody's Investors Service Singapore Pte. Ltd.	Singapore
Moody's Investors Service South Africa (Pty.) Ltd.	South Africa
Moody's Israel Holdings, Inc.	British Virgin Islands
Moody's Italia S.r.l.	Italy
Moody's Japan KK	Japan
Moody's Latin America Calificadora de Riesgo S.A.	Argentina
Moody's Latin America Holding Corp.	British Virgin Islands
Moody's Mauritius Holdings Ltd.	Mauritius
Moody's Servicios Latino-America SA de CV	Mexico
Moody's Shared Services India Private Limited	India
Moody's Shared Services UK Limited	United Kingdom
Moody's SF Japan KK	Japan
Moody's Singapore Pte. Ltd.	Singapore
Moody's South Africa (BVI) Ltd.	British Virgin Islands
Moody's (UK) Limited	United Kingdom
PT Moody's Indonesia	Indonesia

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Moody's Corporation:

We consent to the incorporation by reference in the registration statements on Forms S-3 and S-8 (No.333-168453, No. 333-170727, No. 333-170753, No. 333-145127, No. 333-126564, No. 333-103496,No. 333-47848, No. 333-81121, No. 333-68555, No. 333-64653, No. 333-60737, No. 333-57915,No. 333-57267) of Moody's Corporation of our report dated February 25, 2013, with respect to the consolidated balance sheets of Moody's Corporation as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 10-K of Moody's Corporation.

/s/ KPMG LLP

New York, New York
February 25, 2013

EXHIBIT 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raymond W. McDaniel, Jr., President and Chief Executive Officer of Moody's Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Moody's Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.
President and Chief Executive Officer

February 25, 2013

EXHIBIT 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Linda S. Huber, Executive Vice President and Chief Financial Officer of Moody's Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Moody's Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ LINDA S. HUBER

Linda S. Huber
Executive Vice President and Chief Financial Officer

February 25, 2013

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Moody's Corporation on Form 10-K for the year ended December 31, 2012 as filed with the SEC on the date hereof (the "Report"), I, Raymond W. McDaniel, Jr., President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.
President and Chief Executive Officer

February 25, 2013

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Moody's Corporation on Form 10-K for the year ended December 31, 2012 as filed with the SEC on the date hereof (the "Report"), I, Linda S. Huber, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ LINDA S. HUBER

Linda S. Huber
Executive Vice President and Chief Financial Officer

February 25, 2013

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Moody's Corporate Information

CORPORATE OFFICE

7 World Trade Center
250 Greenwich Street
New York, NY 10007
+1.212.553.0300
moodys.com

TRANSFER AGENT, REGISTRAR

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219

U.S.: +1.866.714.7299
Outside the U.S.: +1.718.921.8124
Hearing impaired: +1.866.703.9077

Online Shareholder Account Information
amstock.com
info@amstock.com

INDEPENDENT ACCOUNTANTS

KPMG LLP
345 Park Avenue
New York, NY 10154

CORPORATE GOVERNANCE

The Form 10-K, along with other Moody's SEC filings and corporate governance documents, are available without charge on **ir.moodys.com**

The Company has filed its annual report on Form 10-K for the year ended December 31, 2012 with the Securities and Exchange Commission.

A copy of the Form 10-K is available, without charge, upon request to the Investor Relations Department at the Corporate Office.

The Company has submitted to the New York Stock Exchange the Chief Executive Officer's certification that he is unaware of any violation by the Company of the NYSE's corporate governance listing standards. The Company has filed the Chief Executive Officer and Chief Financial Officer certifications as exhibits to the most recently filed Form 10-K, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 required to be filed with the SEC.

COMMON STOCK INFORMATION

The Company's common stock trades on the New York Stock Exchange under the symbol "MCO".

INVESTOR RELATIONS

+1.212.553.4857
ir@moodys.com
ir.moodys.com

Moody's Environmental Policies

Moody's places great value on stewardship of the environments in which we live and work, and has implemented policies and programs that support more efficient use of natural resources. Examples we have taken to reduce the impact of our business on the environment include:

- LEED (Leadership in Energy and Environmental Design) certification, or local equivalent, for new office sites that house the majority of our employees
- Use of energy-saving lighting control systems, water-conserving plumbing fixtures, and recyclable furniture, carpet, wood and stone
- Support for use of public transport and alternative transport (e.g., bicycles)
- Use of eco-friendly cleaning products
- Reduction in paper use by utilizing reusable tote bags in the cafeteria
- Recycling of plastic, office waste paper and technology equipment
- Substitution of tele- and videoconferencing for travel, whenever practicable

All paper in this report is certified to the Forest Stewardship Council™ (FSC®) standards.


FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C008477

Moody's Corporation
7 World Trade Center
250 Greenwich Street
New York, NY 10007


MOODY'S





MOODY'S

March 6, 2013

Dear Stockholder:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Moody's Corporation to be held on Tuesday, April 16, 2013, at 9:30 a.m. EDT at the Company's offices at 7 World Trade Center at 250 Greenwich Street, New York, New York.

The Notice of Annual Meeting and Proxy Statement accompanying this letter describe the business to be acted upon at the meeting. The Annual Report for the year ended December 31, 2012 is also enclosed.

On March 6, 2013, we mailed to many of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our 2013 Proxy Statement and 2012 Annual Report and vote online. The Notice included instructions on how to request a paper or e-mail copy of the proxy materials, including the Notice of Annual Meeting, Proxy Statement, Annual Report, and proxy card or voting instruction card. Stockholders who requested paper copies of the proxy materials or previously elected to receive the proxy materials electronically did not receive a Notice and will receive the proxy materials in the format requested.

Your vote is important. Whether or not you plan to attend the annual meeting, we encourage you to review the proxy materials and hope you will vote as soon as possible. You may vote by proxy over the Internet or by telephone by using the instructions provided in the Notice. Alternatively, if you requested and received paper copies of the proxy materials by mail, you can also vote by mail by following the instructions on the proxy card or voting instruction card. Voting over the Internet, by telephone or by written proxy or voting instruction card will ensure your representation at the annual meeting regardless of whether you attend in person. Instructions regarding the three methods of voting are contained in the Notice or proxy card or voting instruction card.

Sincerely,



Henry A. McKinnell, Jr.
Chairman of the Board



Raymond W. McDaniel, Jr.
President and Chief Executive Officer

MOODY'S CORPORATION
7 World Trade Center
250 Greenwich Street
New York, New York 10007
NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

To Our Stockholders:

The 2013 Annual Meeting of Stockholders of Moody's Corporation will be held on Tuesday, April 16, 2013, at 9:30 a.m. EDT at the Company's offices at 7 World Trade Center at 250 Greenwich Street, New York, New York, for the following purposes, all as more fully described in the accompanying Proxy Statement:

1. To elect the Class III directors named in the Proxy Statement to serve a three-year term;
2. To approve the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan;
3. To approve the Amended and Restated 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan;
4. To approve amendments to the Moody's Corporation Restated Certificate of Incorporation to declassify the Board of Directors and provide for annual election of all directors;
5. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the year 2013;
6. To vote on an advisory resolution approving executive compensation; and
7. To transact such other business as may properly come before the meeting.

The Board of Directors of the Company has fixed the close of business on February 20, 2013 as the record date for the determination of stockholders entitled to notice of, and to vote at, the meeting.

By Order of the Board of Directors,



Jane B. Clark
Corporate Secretary

March 6, 2013

IMPORTANT VOTING INFORMATION

Your Participation in Voting the Shares You Own Is Important

If you are the beneficial owner of your shares (meaning that your shares are held in the name of a bank, broker or other nominee), you may receive a Notice of Internet Availability of Proxy Materials from that firm containing instructions that you must follow in order for your shares to be voted. Certain of these institutions offer telephone and Internet voting. If you received the proxy materials in paper form, the materials include a voting instruction card so you can instruct the holder of record how to vote your shares. The firm that holds your shares is not permitted to vote on the matters to be considered at the 2013 Annual Meeting of Stockholders, other than to ratify the appointment of KPMG LLP, unless you provide specific instructions by following the instructions from your broker about voting your shares by telephone or Internet or completing and returning the voting instruction card. For your vote to be counted in the election of directors, approval of the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan, approval of the Amended and Restated 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan, approval of the amendments to the Moody's Corporation Restated Certificate of Incorporation, and on the advisory resolution approving executive compensation, you will need to communicate your voting decisions to your bank, broker or other holder of record before the date of the annual meeting.

Voting your shares is important to ensure that you have a say in the governance of the Company and to fulfill the objectives of the majority voting standard that Moody's Corporation applies in the election of directors. Please review the proxy materials and follow the relevant instructions to vote your shares. We hope you will exercise your rights and fully participate as a stockholder in the future of Moody's Corporation.

More Information Is Available

If you have any questions about the voting of your shares or the proxy voting process in general, please contact the bank, broker or other nominee through which you hold your shares. The SEC also has a website (http://www.sec.gov/spotlight/proxymatters.shtml) with more information about voting at annual meetings. Additionally, you may contact the Company's Investor Relations Department by sending an e-mail to *ir@moodys.com.*

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 16, 2013

The Proxy Statement and the Company's 2012 Annual Report to Stockholders are available at https://materials.proxyvote.com/615369. Your vote is very important. Whether or not you plan to attend the annual meeting, we hope you will vote as soon as possible. You may vote your shares via a toll-free telephone number or over the Internet as instructed in the Notice of Internet Availability of Proxy Materials. Alternatively, if you received a paper copy of a proxy or voting instruction card by mail, you may submit your proxy or voting instruction card for the annual meeting by completing, signing, dating and returning your proxy or voting instruction card in the pre-addressed envelope provided. No postage is required if mailed in the United States. If you attend the meeting, you may vote in person, even if you have previously returned your proxy or voting instruction card or voted by telephone or the Internet.

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TABLE OF CONTENTS

	Page
ANNUAL MEETING OF STOCKHOLDERS	1
General	1
Annual Meeting Admission	1
Internet Availability of Proxy Materials	1
Record Date	1
How to Vote	2
Special Voting Procedures for Certain Current and Former Employees	2
Quorum and Voting Requirements	2
Proxies	3
Delivery of Documents to Stockholders Sharing an Address	4
CORPORATE GOVERNANCE	4
Board Meetings and Committees	5
Recommendation of Director Candidates	5
Board Leadership Structure	6
Codes of Business Conduct and Ethics	6
Director Independence	7
The Board's Role in the Oversight of Company Risk	8
Executive Sessions	8
Communications with Directors	9
Succession Planning	9
Employee and Director Hedging Instruments	9
Rule 10b5-1 Trading Plans	9
THE AUDIT COMMITTEE	9
AUDIT COMMITTEE REPORT	10
THE GOVERNANCE AND COMPENSATION COMMITTEE	10
REPORT OF THE GOVERNANCE AND COMPENSATION COMMITTEE	12
RELATIONSHIP OF COMPENSATION PRACTICES TO RISK MANAGEMENT	12
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	13
COMPENSATION OF DIRECTORS	13
Stock Ownership Guidelines for Non-Management Directors	14
ITEM 1—ELECTION OF DIRECTORS	15
Qualifications and Skills of Directors	15
Nominees For Class III Directors Whose Terms Expire in 2016	17
Class I Directors Whose Terms Expire in 2014	18
Class II Directors Whose Terms Expire in 2015	19
ITEM 2—APPROVAL OF THE AMENDED AND RESTATED 2001 MOODY'S CORPORATION KEY EMPLOYEES' STOCK INCENTIVE PLAN	20
ITEM 3—APPROVAL OF THE AMENDED AND RESTATED 1998 MOODY'S CORPORATION NON-EMPLOYEE DIRECTORS' STOCK INCENTIVE PLAN	27
EQUITY COMPENSATION PLAN INFORMATION	30
ITEM 4—APPROVAL OF AMENDMENTS TO THE MOODY'S CORPORATION RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD AND PROVIDE FOR ANNUAL ELECTION OF ALL DIRECTORS	31
ITEM 5—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS	32

	Page
PRINCIPAL ACCOUNTING FEES AND SERVICES	33
ITEM 6—ADVISORY RESOLUTION APPROVING EXECUTIVE COMPENSATION	33
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	35
Section 16(a) Beneficial Ownership Reporting Compliance	36
COMPENSATION DISCUSSION AND ANALYSIS	37
Executive Summary	37
Governance Highlights	38
Philosophy of the Executive Compensation Program	38
Elements of Moody's Compensation Program	39
2012 Compensation Decisions	42
Additional Executive Compensation Policies and Practices	51
SUMMARY COMPENSATION TABLE	55
GRANTS OF PLAN-BASED AWARDS TABLE FOR 2012	58
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE FOR 2012	59
OPTION EXERCISES AND STOCK VESTED TABLE FOR 2012	60
PENSION BENEFITS TABLE FOR 2012	61
Moody's Corporation Retirement Account	62
Moody's Corporation Pension Benefit Equalization Plan	62
Moody's Corporation Supplemental Executive Benefit Plan	62
Moody's UK Group Personal Pension Plan	63
NONQUALIFIED DEFERRED COMPENSATION TABLE	64
Moody's Corporation Deferred Compensation Plan	64
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL	65
Moody's Corporation Career Transition Plan	65
Moody's Corporation Change in Control Severance Plan	67
Other Potential Payments Upon Termination of Employment	67
OTHER BUSINESS	70
STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING	70

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS OF MOODY'S CORPORATION

General

This Proxy Statement is being furnished to the holders of the common stock, par value $.01 per share (the "Common Stock"), of Moody's Corporation ("Moody's" or the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board of Directors" or the "Board") for use in voting at the Annual Meeting of Stockholders or any adjournment or postponement thereof (the "Annual Meeting"). The Annual Meeting will be held on Tuesday, April 16, 2013, at 9:30 a.m. EDT at the Company's principal executive offices located at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007. To obtain directions to attend the Annual Meeting and vote in person, please contact the Company's Investor Relations Department by sending an e-mail to *ir@moodys.com*. This Proxy Statement and the accompanying proxy card are first being made available to stockholders on or about March 6, 2013. Moody's telephone number is (212) 553-0300.

Annual Meeting Admission

Stockholders will need an admission ticket to enter the Annual Meeting. For stockholders of record, an admission ticket is available over the Internet, or, if you requested paper copies, you will receive a printed proxy card and a printed admission ticket. If you plan to attend the Annual Meeting in person, please retain and bring the admission ticket.

If you are the beneficial owner of your shares (meaning that your shares are held in the name of a bank, broker or other nominee) and you plan to attend the Annual Meeting in person, you may obtain an admission ticket in advance by sending a written request, along with proof of share ownership such as a bank or brokerage account statement, to the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007. An admission ticket is also available over the Internet. Stockholders who do not have admission tickets will be admitted following verification of ownership at the door.

Internet Availability of Proxy Materials

Under U.S. Securities and Exchange Commission (the "SEC") rules, we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to stockholders. On March 6, 2013, we mailed to our stockholders (other than those who previously requested e-mail or paper delivery) a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access and review our proxy materials, including this Proxy Statement and the Company's Annual Report. These materials are available at: https://materials.proxyvote.com/615369. The Notice also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the Annual Meeting, and help conserve natural resources. If you received a Notice by mail, you will not receive a printed copy of the proxy materials unless you request one. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

Record Date

The Board of Directors has fixed the close of business on February 20, 2013 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. As of the close of business on the Record Date, there were 222,733,212 shares of Common Stock outstanding. Each holder of Common Stock entitled to vote at the Annual Meeting will be entitled to one vote per share.

How to Vote

In addition to voting in person at the Annual Meeting, stockholders of record can vote by proxy by following the instructions in the Notice and using the Internet or by calling the toll-free telephone number that is available on the Internet. Alternatively, stockholders of record who requested a paper copy of the proxy materials, can vote by proxy by mailing their signed proxy cards. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly.

If your shares are held in the name of a bank, broker or other nominee, you may receive a Notice from that firm containing instructions that you must follow in order for your shares to be voted. Certain of these institutions offer telephone and Internet voting. If you received the proxy materials in paper form, the materials include a voting instruction card so you can instruct the holder of record how to vote your shares.

Special Voting Procedures for Certain Current and Former Employees

Many current and former employees of the Company have share balances in the Moody's Common Stock Fund of the Moody's Corporation Profit Participation Plan (the "Profit Participation Plan"). The voting procedures described above do not apply to these share balances. Instead, any proxy given by such an employee or former employee will serve as a voting instruction for the trustee of the Profit Participation Plan, as well as a proxy for any shares registered in that person's own name (including shares acquired under the Moody's Corporation Employee Stock Purchase Plan and/or pursuant to restricted stock awards). To allow sufficient time for voting by the trustee, Profit Participation Plan voting instructions must be received by April 12, 2013. If voting instructions have not been received by that date, the trustee will vote those Profit Participation Plan shares in the same proportion as the Profit Participation Plan shares for which it has received instructions, except as otherwise required by law.

Quorum and Voting Requirements

The holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. If a quorum is not present at the Annual Meeting, the stockholders present may adjourn the Annual Meeting from time to time, without notice, other than by announcement at the meeting, until a quorum is present or represented. At any such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present at the Annual Meeting. A broker "non-vote" occurs when a nominee (such as a bank, broker or other nominee) holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular matter and has not received instructions from the beneficial owner.

Director Elections. Pursuant to the Company's by-laws, the nominees for director are required to receive a majority of the votes cast with respect to such nominees in order to be elected at the Annual Meeting. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Abstentions have no effect on the election of directors. Brokers do not have discretionary authority to vote shares in the election of directors without instructions from the beneficial owner. Accordingly, shares resulting in broker non-votes, if any, are not votes cast and will have no effect on the outcome of director elections. In accordance with the Company's Director Resignation Policy, each director subject to election at the Annual Meeting was required to submit a contingent resignation which the Board of Directors will consider, following a review and recommendation from the Governance and Compensation Committee, in the event that the director fails to receive a majority of the votes cast.

Amended and Restated 2001 Stock Incentive Plan and Amended and Restated 1998 Moody's Directors' Plan. The affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve the Amended and Restated 2001 Moody's Corporation Key

Employees' Stock Incentive Plan (the "2001 Stock Incentive Plan") and the Amended and Restated 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (the "1998 Moody's Directors' Plan") under the Company's by-laws. In addition, the New York Stock Exchange ("NYSE") listing standards contain separate approval requirements applicable to the 2001 Stock Incentive Plan and the 1998 Moody's Directors' Plan. Under the NYSE listing standards, approval of the 2001 Stock Incentive Plan and the 1998 Moody's Directors' Plan requires the affirmative vote of the majority of votes cast, provided that the total votes cast on each plan represent over 50% of all shares entitled to vote. If a stockholder abstains from voting or directs the stockholder's proxy to abstain from voting on the 2001 Stock Incentive Plan or the 1998 Moody's Directors' Plan, the abstention has the same effect as a vote against the plan under both the Company's by-laws and the NYSE listing standards. Brokers do not have discretionary authority to vote shares on the 2001 Stock Incentive Plan or the 1998 Moody's Directors' Plan without instructions from the beneficial owner. Accordingly, shares resulting in broker non-votes, if any, are not entitled to vote on the 2001 Stock Incentive Plan or the 1998 Moody's Directors' Plan and have no effect on the outcome of the vote under the Company's by-laws. Likewise, for purposes of the NYSE listing standards, broker non-votes are not considered votes cast and therefore have no effect on the outcome of the vote. However, for purposes of determining whether the total votes cast on the 2001 Stock Incentive Plan and the 1998 Moody's Directors' Plan represent over 50% of all shares entitled to vote, broker non-votes are considered entitled to vote and, therefore, have the practical effect of increasing the number of affirmative votes required to achieve over 50% of all shares entitled to vote under the NYSE listing standards.

Amendments to the Moody's Corporation Restated Certificate of Incorporation. The affirmative vote of the holders of at least 80 percent in voting power of all the shares of the Company entitled to vote generally in the election of directors, voting together as a single class, is necessary for approval of the proposed amendments to the Company's Restated Certificate of Incorporation. Brokers do not have discretionary authority to vote shares on the amendments to the Company's Restated Certificate of Incorporation. Abstentions and broker non-votes, if any, count as votes against the proposed amendments.

Ratification of the Appointment of the Independent Registered Public Accounting Firm. The affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2013. If a stockholder abstains from voting or directs the stockholder's proxy to abstain from voting on this matter, the abstention has the same effect as a vote against the matter. Brokers have discretionary authority to vote shares on this matter if they do not receive instructions from the beneficial owner.

Advisory Resolution Approving Executive Compensation. The affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for the advisory resolution approving executive compensation. If a stockholder abstains from voting or directs the stockholder's proxy to abstain from voting on this proposal, the abstention has the same effect as a vote against the proposal. Brokers do not have discretionary authority to vote shares on this proposal without instructions from the beneficial owner. Accordingly, shares resulting in broker non-votes, if any, are not entitled to vote for the proposal and will have no effect on the outcome of the vote.

Proxies

The proxy provides that you may specify that your shares of Common Stock be voted "For," "Against" or "Abstain" from voting with respect to the director nominees and the other proposals. The Board of Directors recommends that you vote "For" the director nominees named in this Proxy Statement, "For" the approval of the 2001 Stock Incentive Plan, "For" the approval of the 1998 Moody's Directors' Plan, "For" the approval of the proposed amendments to the Company's Restated Certificate of Incorporation, "For" the ratification of the selection of the independent registered public accounting firm, and "For" the advisory resolution approving executive compensation. All shares of Common Stock represented by properly executed proxies received prior to or at the Annual Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. Properly executed proxies that do not contain voting instructions will be voted in accordance with the recommendations of the Board of Directors.

It is not expected that any matter other than those referred to herein will be brought before the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their best judgment with respect to such matters.

Any stockholder of record who votes by telephone or the Internet or who executes and returns a proxy may revoke such proxy or change such vote at any time before it is voted at the Annual Meeting by (i) filing with the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007, written notice of such revocation, (ii) casting a new vote by telephone or the Internet or by submitting another proxy that is properly signed and bears a later date or (iii) attending the Annual Meeting and voting in person. A stockholder whose shares are owned beneficially through a bank, broker or other nominee should contact that entity to change or revoke a previously given proxy.

Proxies are being solicited hereby on behalf of the Board of Directors. The cost of the proxy solicitation will be borne by the Company, although stockholders who vote by telephone or the Internet may incur telephone or Internet access charges. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies personally or by telephone, telecopy, e-mail or otherwise. Such directors, officers and employees will not be specifically compensated for such services. The Company has retained Georgeson Shareholder Communications Inc. to assist with the solicitation of proxies for a fee not to exceed approximately $15,000, plus reimbursement for out-of-pocket expenses. Arrangements may also be made with custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of shares of Common Stock held of record by such custodians, nominees and fiduciaries, and the Company may reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection therewith.

Delivery of Documents to Stockholders Sharing an Address

If you are the beneficial owner, but not the record holder, of the Company's shares, your broker, bank or other nominee may seek to reduce duplicate mailings by delivering only one copy of the Company's Proxy Statement and Annual Report, or Notice, as applicable, to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. The Company will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report, or Notice, as applicable, to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of the Proxy Statement and Annual Report, or Notice, as applicable, now or in the future, should submit his request to the Company by sending an e-mail to *ir@moodys.com,* by submitting a written request to the Company's Investor Relations Department, at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007 or contacting the Company's Investor Relations Department by telephone, at (212) 553-4857. Beneficial owners sharing an address who are receiving multiple copies of the Proxy Statement and Annual Report, or Notice, as applicable, and wish to receive a single copy of such materials in the future should contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future. Please note that if you wish to receive paper proxy materials for the 2013 Annual Meeting, you should follow the instructions contained in the Notice.

CORPORATE GOVERNANCE

In order to address evolving best practices and new regulatory requirements, the Board of Directors annually reviews its corporate governance practices and the charters for its standing committees. As a result of this review, during 2012 the Board amended the Company's Corporate Governance Principles and the charters of its Governance and Compensation and Audit Committees. A copy of the Corporate Governance Principles is available on the Company's website at www.moodys.com under the headings "About Moody's—Investor Relations—Investor Relations Home—Corporate Governance—Other Governance Documents." Copies of the charters of the Governance and Compensation Committee, the Audit Committee, and the MIS Committee are available on the Company's website at www.moodys.com under the headings "About Moody's—Investor Relations—Investor Relations Home—Corporate Governance—Committee Charters." Print copies of the Corporate Governance Principles and the committee charters may also be obtained upon request, addressed to the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007. The Audit Committee and the Governance and Compensation Committee assist the Board in fulfilling its responsibilities, as described below.

Board Meetings and Committees

During 2012, the Board of Directors met eight times and had four standing committees: an Audit Committee, a Governance and Compensation Committee, which also performs the functions of a nominating committee, an International Business Development Committee and the MIS Committee. All incumbent directors attended at least 88 percent of the total number of meetings of the Board and of all committees of the Board on which they served in 2012. The function of the International Business Development Committee is to evaluate possible opportunities outside of the United States and to recommend to the Board areas for business development. The members of the International Business Development Committee are Mr. Kist, Mr. McDaniel and Mr. Frederic Drevon, MD—Global Banking of Moody's Investors Service ("MIS"). The International Business Development Committee met two times during 2012. The MIS Committee's primary purpose is to oversee certain activities of the Company's subsidiary, MIS, a nationally recognized statistical rating organization, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to perform such other duties and responsibilities as may be assigned to it from time to time by the Board of Directors. All directors served as members of the MIS Committee in 2012. The MIS Committee met four times in 2012. Please refer to page 9 for additional information regarding the Audit Committee, and to page 10 for additional information regarding the Governance and Compensation Committee.

Directors are encouraged to attend the Annual Meeting. All of the individuals serving as directors at the time of the Company's 2012 annual meeting attended the meeting.

Recommendation of Director Candidates

The Governance and Compensation Committee considers and makes recommendations to the Board regarding the size, structure, composition and functioning of the Board and is responsible for overseeing the processes for the selection and nomination of director candidates, and for developing, recommending to the Board for approval, and periodically reviewing Board membership criteria. The Governance and Compensation Committee will consider director candidates recommended by stockholders of the Company. In considering a candidate for Board membership, whether proposed by stockholders or otherwise, the Governance and Compensation Committee examines the candidate's business experience, qualifications, attributes and skills relevant to the management and oversight of the Company's business, independence, the ability to represent diverse stockholder interests, judgment, integrity, the ability to commit sufficient time and attention to Board activities, and the absence of any potential conflicts with the Company's business and interests. The Governance and Compensation Committee also seeks to achieve a diversity of occupational and personal backgrounds on the Board. See "Qualifications and Skills of Directors" on page 15 for additional information on the Company's directors. To have a candidate considered by the Governance and Compensation Committee, a stockholder must submit the recommendation in writing and must include the following information:

- The name of the stockholder and evidence of the stockholder's ownership of Company stock, including the number of shares owned and the length of time of ownership; and
- The name of the candidate, the candidate's resume or a listing of his qualifications to be a director of the Company, and the candidate's consent to be named as a director if selected by the Governance and Compensation Committee and nominated by the Board.

The stockholder recommendation and information described above must be sent to the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007, and must be received by the Corporate Secretary not less than 120 days prior to the anniversary date of the Company's most recent annual meeting of stockholders. For the Company's 2014 annual meeting, this deadline is December 17, 2013.

The Governance and Compensation Committee identifies potential nominees by asking current directors and executive officers to notify the Committee if they become aware of persons, meeting the criteria described above, who might be available to serve on the Board. As described above, the Committee will also consider candidates recommended by stockholders on the same basis as those recommended by current directors and executives. The Governance and Compensation Committee also, from time to time, may engage firms that specialize in identifying director candidates for the Committee's consideration.

Once a person has been identified by or for the Governance and Compensation Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Governance and Compensation Committee determines that the candidate warrants further consideration, the chairman or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Governance and Compensation Committee requests information from the candidate, reviews the candidate's accomplishments and qualifications, including in light of any other candidates whom the Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments.

Board Leadership Structure

The Company's Corporate Governance Principles permit the roles of Chairman and Chief Executive Officer to be filled by a single person or different individuals. This flexibility allows the Board to review the structure of the Board periodically and determine whether or not to separate the two roles based upon the Company's needs and circumstances from time to time.

Dr. McKinnell serves as Chairman of the Board and Mr. McDaniel serves as President and Chief Executive Officer of Moody's Corporation. In 2011 and 2012, the Board discussed whether to separate the roles, taking into account numerous considerations that bear upon the issue, including stockholders' support at the Company's 2011 annual meeting of a stockholder proposal recommending that, whenever possible, the Company's chairman be independent. In light of these considerations, the Board determined to appoint an independent Chairman of the Board. The Board believes that strong, independent Board leadership is a critical aspect of effective corporate governance. The role and responsibilities of the Chairman of the Board are detailed in the Company's Corporate Governance Principles.

Codes of Business Conduct and Ethics

The Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Controller, or persons performing similar functions. The Company has also adopted a code of business conduct and ethics that applies to the Company's directors, officers and employees. A current copy of each of these codes is available on the Company's website at *www.moodys.com* under the headings "About Moody's—Investor Relations—Investor Relations Home—Corporate Governance—Other Governance Documents." A copy of each is also available in print to stockholders upon request, addressed to the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007. The Company intends to satisfy disclosure requirements regarding any amendments to, or waivers from, the codes of ethics by posting such information on the Company's website at *www.moodys.com* under the headings "About Moody's—Investor Relations—Investor Relations Home—Corporate Governance—Other Governance Documents."

Director Independence

To assist it in making determinations of a director's independence, the Board has adopted independence standards which are set forth below, and are also included in the Company's Corporate Governance Principles. The Board has determined that Mr. Anderson, Mr. Bermudez, Dr. Duffie, Mr. Glauber, Ms. Hill, Mr. Kist, Dr. McKinnell and Mr. Wulff, and thus a majority of the directors on the Board, are independent under these standards. The standards adopted by the Board incorporate the director independence criteria included in the NYSE listing standards, as well as additional criteria established by the Board. Each of the Audit Committee and the Governance and Compensation Committee is composed entirely of independent directors. In accordance with NYSE requirements and the independence standards adopted by the Board, all members of the Audit Committee meet additional heightened independence standards applicable to audit committee members.

An "independent" director is a director whom the Board has determined has no material relationship with the Company or any of its consolidated subsidiaries (for purposes of this section, collectively referred to as the "Company"), either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Company. For purposes of this definition, the Board has determined that a director is not independent if:

1. the director is, or in the past three years has been, an employee of the Company, or an immediate family member of the director is, or in the past three years has been, an executive officer of the Company;
2. (a) the director, or an immediate family member of the director, is a current partner of the Company's outside auditor; (b) the director is a current employee of the Company's outside auditor; (c) a member of the director's immediate family is a current employee of the Company's outside auditor and personally works on the Company's audit; or (d) the director or an immediate family member of the director was in the past three years a partner or employee of the Company's outside auditor and personally worked on the Company's audit within that time;
3. the director, or a member of the director's immediate family, is or in the past three years has been, an executive officer of another company where any of the Company's present executive officers serves or served on the compensation committee at the same time;
4. the director, or a member of the director's immediate family, has received, during any 12-month period in the past three years, any direct compensation from the Company in excess of $120,000, other than compensation for Board service, compensation received by the director's immediate family member for service as an employee (other than an executive officer) of the Company, and pension or other forms of deferred compensation for prior service with the Company;
5. the director is a current executive officer or employee, or a member of the director's immediate family is a current executive officer, of another company that makes payments to or receives payments from the Company, or during any of the last three fiscal years, has made payments to or received payments from the Company, for property or services in an amount that, in any single fiscal year, exceeded the greater of $1 million or 2% of the other company's consolidated gross revenues; or
6. the director, or the director's spouse, is an executive officer of a non-profit organization to which the Company or the Company foundation makes, or in the past three years has made, contributions that, in any single fiscal year, exceeded the greater of $1 million or 2% of the non-profit organization's consolidated gross revenues. (Amounts that the Company foundation contributes under matching gifts programs are not included in the contributions calculated for purposes of this standard.)

An "immediate family" member includes a director's spouse, parents, children, siblings, mother- and father-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than a domestic employee) who shares the director's home.

In assessing independence, the Board took into account that Mr. Anderson, Mr. Bermudez, Dr. Duffie, Mr. Glauber, Ms. Hill, Mr. Kist and Mr. Wulff each served during 2012, or currently serves, as directors, employees, or faculty members of entities that are rated or have issued securities rated by MIS, as listed in the

Company's Director and Shareholder Affiliation Policy posted on the Company's website under the headings "About Moody's—Investor Relations—Corporate Governance—Other Governance Documents," and that each such entity accounted for less than 1% of the Company's 2012 revenue. The Board also took into account that, during the last three years, Moody's purchased Cisco Systems, Inc. ("Cisco") products through a third-party vendor. Ms. Hill is an employee of Cisco. Moody's use of Cisco products predates Ms. Hill's service on the Board. Payments that Moody's made to the third-party vendor for these products accounted for significantly less than 1% of Moody's and Cisco's annual revenues in the last three years. The Board found nothing in the relationships to be contrary to the standards for determining independence as contained in the NYSE's requirements and the Company's Corporate Governance Principles. A copy of these standards is found in Attachment A to the Company's Corporate Governance Principles on the Company's website at www.moodys.com under the headings "About Moody's—Investor Relations—Investor Relations Home—Corporate Governance—Other Governance Documents."

The Board's Role in the Oversight of Company Risk

The Board of Directors oversees the Company's enterprise-wide approach to the major risks facing the Company and oversees the Company's policies for assessing and managing its exposure to risk. The Board periodically reviews these risks and the Company's risk management processes. The Board also considers risk in evaluating the Company's strategy. The Board's responsibilities include reviewing the Company's practices with respect to risk assessment and risk management, and reviewing contingent liabilities and risks that may be material to the Company. The Audit Committee reviews the Company's financial and compliance risks and major legislative and regulatory developments which could materially impact the Company. The Governance and Compensation Committee oversees management's assessment of whether the Company's compensation structure, policies and programs create risks that are reasonably likely to have a material adverse effect on the Company and reviews the results of this assessment.

Under the oversight of the Board and its committees, the Chief Executive Officer has established an Enterprise-wide Risk Committee, comprised of the Chief Executive Officer and his direct reports, who review key risks and mitigation strategies. They receive information from a subcommittee consisting of representatives that executive management has selected from each of the Company's major business units and support functions. The subcommittee is led by the Company's Chief Risk Officer and the Chief Operational Risk Officer. In their capacities as Chief Risk Officer and Chief Operational Risk Officer, these two individuals report directly to both the Enterprise-wide Risk Committee and the Board. Among other things, this subcommittee is responsible for identifying and monitoring important existing and emerging risks to the achievement of the Company's strategic and operative objectives; formulating appropriate polices and monitoring and reporting frameworks to support effective management of important risks; reviewing and evaluating the effectiveness of management processes and action plans to address such risks; advising on and recommending to executive management any significant actions or initiatives that they believe are necessary to effectively manage risk; and ensuring that activities of discrete risk management disciplines within the Company are appropriately coordinated. The Chief Risk Officer and the Chief Operational Risk Officer presented the subcommittee's analysis to the Board at two meetings in 2012. Additionally, the Audit Committee and the Governance and Compensation Committee each reviewed relevant enterprise risks at separate meetings in 2012.

Significant risk issues evaluated by and/or major changes proposed by the Enterprise-wide Risk Committee and the Chief Risk Officer and Chief Operational Risk Officer are discussed at various Board meetings throughout the year.

Executive Sessions

The independent directors routinely meet in executive session at regularly scheduled Board meetings. Dr. McKinnell, the independent Chairman of the Board, establishes the agenda for and presides at these sessions and has the authority to call additional sessions as appropriate.

Communications with Directors

The Board of Directors has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may communicate with the Board of Directors or with all non-management directors as a group, or with a specific director or directors (including the Chairman of the Board), by writing to them c/o the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007.

All communications received as set forth in the preceding paragraph will be opened by the Corporate Secretary in the office of the Company's General Counsel for the sole purpose of determining whether the contents represent a message to the Company's directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee.

Succession Planning

The Board and the Governance and Compensation Committee review succession planning annually in conjunction with the Board's review of strategic planning.

Employee and Director Hedging Instruments

Employees and directors are prohibited from purchasing financial instruments that are designed to hedge or offset market value decreases of Moody's equity securities granted as compensation or held directly or indirectly by the employees or directors.

Rule 10b5-1 Trading Plans

Our CEO and CFO, and certain other officers of the Company, enter into Rule 10b5-1 stock trading plans from time to time. These plans allow executives to adopt predetermined plans for trading shares of company stock in advance of learning any material non-public information. The use of these trading plans permits diversification, retirement and tax planning activities. The transactions under the plans will be disclosed publicly through Form 4 filings with the SEC.

THE AUDIT COMMITTEE

The Audit Committee represents and assists the Board of Directors in its oversight responsibilities relating to: the integrity of the Company's financial statements and the financial information provided to the Company's stockholders and others; the Company's compliance with legal and regulatory requirements; the Company's internal controls; the Company's practices with respect to financial risk assessment and risk management, and the review of contingent liabilities and risks that might be material to the Company; and the audit process, including the qualifications and independence of the Company's principal external auditors (the "Independent Auditors"), and the performance of the Independent Auditors and the Company's internal audit function. The Audit Committee is responsible for the appointment, compensation and oversight of the Independent Auditors and, as such, the Independent Auditors report directly to the Audit Committee.

The Audit Committee has established a policy setting forth the requirements for the pre-approval of audit and permissible non-audit services to be provided by the independent registered public accounting firm. Under the policy, the Audit Committee pre-approves the annual audit engagement terms and fees, as well as any other audit services and specified categories of non-audit services, subject to certain pre-approved fee levels. In addition, pursuant to the policy, the Audit Committee has authorized its Chairman to pre-approve other audit and permissible non-audit services up to $50,000 per engagement and a maximum of $250,000 per year. The policy requires that the Audit Committee Chairman report any pre-approval decisions to the full Audit Committee at its next scheduled meeting. For the year ended December 31, 2012, the Audit Committee or the Chairman pre-approved all of the services provided by the Company's independent registered public accounting firm, which are described on page 33.

The members of the Audit Committee are Mr. Anderson (Chairman), Mr. Bermudez, Dr. Duffie, Mr. Glauber, Ms. Hill, Mr. Kist, Dr. McKinnell and Mr. Wulff, each of whom is independent under NYSE and SEC rules and under the Company's Corporate Governance Principles. The Board of Directors has determined that each of Mr. Anderson, Mr. Glauber, Mr. Kist, Mr. Bermudez, Dr. McKinnell and Mr. Wulff is an "audit committee financial expert" under the SEC's rules. The Audit Committee held eight meetings during 2012.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed with management the audited financial statements of the Company for the year ended December 31, 2012 (the "Audited Financial Statements"), management's assessment of the effectiveness of the Company's internal control over financial reporting, and the independent auditors' evaluation of the Company's system of internal control over financial reporting. In addition, the Audit Committee has discussed with KPMG LLP, which reports directly to the Audit Committee, the matters that independent registered public accounting firms must communicate to audit committees under applicable Public Company Accounting Oversight Board ("PCAOB") standards.

The Audit Committee also has discussed with KPMG LLP its independence from the Company, including the matters contained in the written disclosures and letter required by applicable requirements of the PCAOB regarding independent registered public accounting firms' communications with audit committees about independence. The Audit Committee also has discussed with management of the Company and KPMG LLP such other matters and received such assurances from them as it deemed appropriate. The Audit Committee considered whether the rendering of non-audit services by KPMG LLP to the Company is compatible with maintaining the independence of KPMG LLP from the Company.

Following the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the SEC.

The Audit Committee
Basil L. Anderson, *Chairman*
Jorge A. Bermudez
Darrell Duffie
Robert R. Glauber
Kathryn M. Hill
Ewald Kist
Henry A. McKinnell, Jr.
John K. Wulff

THE GOVERNANCE AND COMPENSATION COMMITTEE

The role of the Governance and Compensation Committee is to identify and evaluate possible candidates to serve on the Board and to recommend the Company's director nominees for approval by the Board and the Company's stockholders. The Governance and Compensation Committee also considers and makes recommendations to the Board of Directors concerning the size, structure, composition and functioning of the Board and its committees, oversees the evaluation of the Board, and develops and reviews the Company's Corporate Governance Principles.

The Governance and Compensation Committee oversees the Company's overall compensation structure, policies and programs, assesses whether the Company's compensation structure establishes appropriate incentives for management and employees, and assesses the results of the most recent vote on the Company's advisory resolution approving executive compensation. The Committee also oversees the evaluation of senior management (including by reviewing and approving performance goals for the Company's CEO and other executive officers, and by evaluating their performance against approved goals, which, with respect to the CEO, the Committee does in consultation with the Chairman of the Board) and oversees and makes the final decisions regarding compensation arrangements for the CEO and for certain other executive officers. The CEO makes recommendations to the Committee regarding the amount and form of executive compensation (except with respect to his compensation). For a description of this process, see the Compensation Discussion and Analysis (the "Compensation Discussion and Analysis" or "CD&A"), beginning on page 37. The Committee annually reviews the compensation of directors for service on the Board and its committees and recommends changes in compensation to the Board. The Committee administers and makes recommendations to the Board with respect to the Company's incentive compensation and equity-based compensation plans that are subject to Board approval, including the Company's key employees' stock incentive plans. The Committee is responsible for the overall administration of the Company's employee benefit plans, programs and practices, and the Committee may delegate to management such responsibility for the administration of the Company's employee benefit plans, programs and practices as the Committee deems appropriate. The Committee makes the final decisions regarding named executive officer compensation.

The Committee is empowered to retain, at the Company's expense, such consultants, counsel or other outside advisors as it determines appropriate to assist it in the performance of its functions. In 2012, the Committee retained the services of Meridian Compensation Partners LLC, an independent compensation consulting company, to provide advice and information about executive and director compensation, including the competitiveness of pay levels, executive compensation design and governance issues, and market trends, as well as technical and compliance considerations. Meridian reports directly and solely to the Committee. Meridian exclusively provides executive and director compensation consulting services and does not provide any other services to the Company. The Committee regularly reviews the current engagements and the objectivity and independence of the advice that Meridian provides to the Committee on executive and director compensation. The Committee considered the six specific independence factors adopted by the SEC under Dodd-Frank, and other factors it deemed relevant, and the Committee found no conflicts of interest.

During 2012, management continued to engage Aon Hewitt as management's compensation consultant. During 2012, Aon Hewitt worked with the Chief HR Officer and her staff to develop market data and to assist in the design and development of Moody's executive compensation programs. The Committee takes into account that Aon Hewitt provides executive compensation-related services to management when it evaluates the information and analyses provided by Aon Hewitt.

The members of the Governance and Compensation Committee are Mr. Wulff (Chairman), Mr. Anderson, Mr. Bermudez, Dr. Duffie, Mr. Glauber, Ms. Hill, Mr. Kist, and Dr. McKinnell, each of whom is independent under NYSE rules and under the Company's Corporate Governance Principles. The Governance and Compensation Committee met six times during 2012.

REPORT OF THE GOVERNANCE AND COMPENSATION COMMITTEE

The Governance and Compensation Committee, which is composed solely of independent members of the Board of Directors, assists the Board in fulfilling its oversight responsibility relating to, among other things, establishing and reviewing compensation of the Company's executive officers. In this context, the Governance and Compensation Committee reviewed and discussed with management the Company's Compensation Discussion and Analysis, beginning on page 37. Following the reviews and discussions referred to above, the Governance and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Governance and Compensation Committee
John K. Wulff, *Chairman*
Basil L. Anderson
Jorge A. Bermudez
Darrell Duffie
Robert R. Glauber
Kathryn M. Hill
Ewald Kist
Henry A. McKinnell, Jr.

RELATIONSHIP OF COMPENSATION PRACTICES TO RISK MANAGEMENT

When structuring its overall compensation practices for employees of the Company generally, consideration is given as to whether the structure creates incentives for risk-taking behavior and therefore impacts the Company's risk management practices. Attention is given to the elements and the mix of pay as well as seeing that employees' awards align with stockholders' value.

In order to assess whether the Company's compensation practices and programs create risks that are reasonably likely to have a material adverse effect on the Company, management established a compensation risk committee led by the Chief Human Resources Officer, to assess the risk related to the Company's compensation plans, practices and programs. As part of this review, the compensation risk committee assessed the following items: (i) the relative proportion of variable to fixed components of compensation, (ii) the mix of performance periods (short-term, medium-term and long-term), (iii) the mix of payment mechanisms (cash, options, restricted stock, performance shares), (iv) the performance metrics used, linking the creation of value and earnings quality and sustainability, (v) the process of setting goals, degree of difficulty, spreads between thresholds, targets and maximum payouts, (vi) the maximum payout levels and caps, (vii) the clawback policy, (viii) the retirement program design and (ix) the equity ownership and equity ownership guidelines. These items were assessed in the context of the most significant risks currently facing the Company, to determine if the compensation plans, practices and programs incentivize employees to take undue risks. The committee then took into account controls and procedures that operate to monitor and mitigate against risk. The Chief Human Resources Officer presented the compensation risk committee's conclusions to the Governance and Compensation Committee.

The Governance and Compensation Committee reviewed these conclusions through a risk assessment lens. As a result of these reviews, the Company does not believe that the Company's compensation practices and programs create risks that are reasonably likely to have a material adverse effect on the Company, nor does it believe that the practices and programs are designed to promote risk taking.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Audit Committee is charged with monitoring and reviewing issues involving potential conflicts of interest, and reviewing and approving all related person transactions, as defined in applicable SEC rules. Under SEC rules, related persons include any director, executive officer, any nominee for director, any person owning 5% or more of the Company's Common Stock, and any immediate family members of such persons. In addition, under the Company's Code of Business Conduct and Code of Ethics, special rules apply to executive officers and directors who engage in conduct that creates an actual, apparent or potential conflict of interest. Before engaging in such conduct, such executive officers and directors must make full disclosure of all the facts and circumstances to the Company's General Counsel and the Chairman of the Audit Committee, and obtain the prior written approval of the Audit Committee. All conduct is reviewed in a manner so as to (i) maintain the Company's credibility in the market, (ii) maintain the independence of the Company's employees and (iii) see that all business decisions are made solely on the basis of the best interests of the Company and not for personal benefit.

COMPENSATION OF DIRECTORS

The following table sets forth, for the fiscal year ended December 31, 2012, the total compensation of the non-management members of the Company's Board of Directors.

Name	Year	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Award ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Basil L. Anderson	2012	$ 90,000	$130,000	—	—	—	—	$220,000
Jorge A. Bermudez	2012	75,000	130,000	—	—	—	—	205,000
Darrell Duffie	2012	95,000	130,000	—	—	—	—	225,000
Robert R. Glauber	2012	75,000	130,000	—	—	—	—	205,000
Kathryn M. Hill	2012	75,000	130,000	—	—	—	—	205,000
Ewald Kist	2012	95,000	130,000	—	—	—	—	225,000
Henry A. McKinnell, Jr.	2012	127,500	173,317	—	—	—	—	300,817
John K. Wulff	2012	95,000	130,000	—	—	—	—	225,000

(1) In 2012, the Company's non-management directors received an annual cash retainer of $75,000, payable in quarterly installments. The Chairmen of the Audit Committee, the Governance and Compensation Committee, the International Business Development Committee and the MIS Committee received an additional annual cash fee of $20,000, also payable in quarterly installments. The Lead Director received an additional annual cash fee of $20,000, also payable in quarterly installments. With the election of the Chairman in April 2012, the Chairman, who was formerly the Lead Director, received the Chairman's fee of $50,000, payable in quarterly installments and ceased receiving Lead Director and Committee Chairman fees. There were no separate meeting fees paid in 2012.

A non-management director may elect to defer receipt of all or a portion of his annual cash retainer until after termination of service on the Company's Board of Directors. Deferred amounts are credited to an account and receive the rate of return earned by one or more investment options in the Moody's Corporation Profit Participation Plan as selected by the director. Upon a change in control of the Company, a lump sum payment will be made to each director of the amount credited to the director's deferred account on the date of the change in control, and the total amount credited to each director's deferred account from the date of the change in control until the date such director ceases to be a director, will be paid in a lump sum at that time. In addition, any notice by a director to change or terminate an election to defer his annual retainer given on or before the date of the change in control, will be effective as of the date of the change in control rather than the end of the calendar year.

(2) On February 13, 2012, the non-management directors, except Dr. McKinnell, received a grant of $130,000 worth of restricted stock issued from the 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (the "1998 Directors Plan") which was equal to 3,367 restricted shares of Common Stock. Also on February 13, 2012, Dr. McKinnell received a grant of $140,000 worth of restricted stock issued from the 1998 Directors Plan which was equal to 3,626 restricted shares of Common Stock and included an additional grant of approximately $10,000 for his service as Lead Director. On April 19, 2012, Dr. McKinnell received an additional grant of approximately $33,317 worth of restricted stock issued from the 1998 Directors Plan which was equal to 798 restricted shares of Common Stock. This grant was made in connection with his appointment as Chairman of the Board on April 16, 2012. The Governance and Compensation Committee authorized the grant of restricted stock awards for February 13, 2012 on December 12, 2011, and the grant was subsequently approved by the Board on December 13, 2011. The grant of restricted stock awards was effective on February 13, 2012, the third trading day following the date of the public dissemination of the Company's financial results for 2011. Dr. McKinnell's April 19, 2012 grant of restricted stock was recommended by the Governance and Compensation Committee on April 16, 2012 and subsequently approved by the Board on April 16, 2012. In each case, the number of restricted shares of Common Stock based on the award value has been computed in accordance with FASB ASC Topic 718.

The aggregate number of stock awards outstanding as of December 31, 2012 for each individual who served as a non-management director of the Company during 2012 was as follows:

Name	Number of Shares Underlying Options	Number of Shares of Unvested Restricted Stock
Basil L. Anderson	—	3,367
Jorge A. Bermudez	—	3,367
Darrell Duffie	—	3,367
Robert R. Glauber	—	3,367
Kathryn M. Hill	—	3,367
Ewald Kist	—	3,367
Henry A. McKinnell, Jr.	—	4,424
John K. Wulff	—	3,367

(3) Perquisites and other personal benefits provided to each individual who served as a non-management director in 2012 were, in the aggregate, less than $10,000 per director. Each non-management director is reimbursed for travel, meals and hotel expenses incurred in connection with attending meetings of the Company's Board of Directors or its committees. For the meetings held at the Company's executive offices, the Company pays for travel for each non-management director and one guest of each director, as well as for their accommodations, meals, Company-arranged activities and other incidental expenses.

Stock Ownership Guidelines For Non-Management Directors

In July 2004, Moody's adopted stock ownership guidelines for its executives, including the NEOs, and its non-management directors, encouraging them to acquire and maintain a meaningful stake in the Company. These guidelines were updated in July 2012. Moody's believes that these guidelines encourage its executive officers and non-management directors to act as owners, thereby better aligning their interests with those of the Company's stockholders.

- The guidelines are intended to satisfy an individual's need for portfolio diversification, while ensuring an ownership level sufficient to assure stockholders of their commitment to value creation.
- Non-management directors are expected, within five years, to acquire and hold shares of the Company's Common Stock equal in value to five times the annual cash retainer.
- Restricted shares and shares owned by immediate family members or through the Company's tax-qualified savings and retirement plans count toward satisfying the guidelines.
- Stock options, whether vested or unvested, do not count toward satisfying the guidelines.

ITEM 1—ELECTION OF DIRECTORS

The Board of Directors has nominated Basil L. Anderson, Darrell Duffie, Ph.D., and Raymond W. McDaniel, Jr., for election as Class III directors, for a three-year term expiring in 2016. If elected, the nominees will hold office until each of their terms expires and until a successor is elected and qualified. All three nominees are currently members of the Board of Directors and were previously elected by the stockholders. The Governance and Compensation Committee evaluates the qualifications and skill of other potential candidates in light of the Board's current composition and consideration of the Company's current and future business and operations. The Company expects the nominees for election as director to be able to serve if elected. If a nominee is unable to serve, proxies will be voted for the election of such other person for director as the Board may recommend in the place of such nominee.

Qualifications and Skills of Directors

The Board believes that the Board, as a whole, should possess a combination of skills, professional experience and diversity of backgrounds necessary to oversee the Company's business. In addition, the Board believes that there are certain attributes that every director should possess, as reflected in the Board's membership criteria. Accordingly, the Board and the Governance and Compensation Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and the Company's current and future business and operations.

The Governance and Compensation Committee is responsible for developing and recommending Board membership criteria to the Board for approval. The criteria, which are set forth in the Company's Corporate Governance Principles, include the candidate's business experience, qualifications, attributes and skills relevant to the management and oversight of the Company's business, independence, the ability to represent diverse stockholder interests, judgment and integrity, the ability to commit sufficient time and attention to Board activities, and the absence of any potential conflicts with the Company's business and interests. In addition, the Board and the Governance and Compensation Committee annually evaluate the composition of the Board to assess the skills and experience that are currently represented on the Board, as well as the skills and experience that the Board will find valuable in the future, given the Company's current situation and strategic plans. The Board and the Governance and Compensation Committee seek a variety of occupational and personal backgrounds on the Board in order to obtain a range of viewpoints and perspectives and to enhance the diversity of the Board. This annual evaluation of the Board's composition enables the Board and the Governance and Compensation Committee to update the skills and experience they seek in the Board as a whole, and in individual directors, as the Company's needs evolve and change over time and to assess the effectiveness of efforts at pursuing diversity. In identifying director candidates from time to time, the Board and the Governance and Compensation Committee may identify specific skills and experience that they believe the Company should seek in order to constitute a balanced and effective board.

In considering and nominating incumbent directors for reelection to the Board, the Board and the Governance and Compensation Committee have considered a variety of factors. These include the nominee's independence, financial literacy, personal and professional accomplishments, experience in light of the needs of the Company and past performance on the Board. With respect to the Company's incumbent directors, the Board has determined that they have the following skills and qualifications that support their service on the Board:

(i) Mr. Anderson has over a decade of experience as an executive officer, including as a chief financial officer, of several public companies where he held significant policy making positions. He also has experience as an operating executive in charge of an international business based in Paris, France. In addition, Mr. Anderson serves as a director with several NYSE or NASDAQ listed companies. As a result of these positions, he brings to the Board expertise as a strategist, management and operations experience, and a perspective on international business operations and corporate governance in the public company context;

(ii) Dr. Duffie has significant expertise in a number of areas that are directly relevant to the Company's core business operations and has experience as a consultant to financial services firms. He is a recognized expert in the behavior and performance of global credit and securities markets and his opinions regarding financial regulatory reform have been solicited by various arms of the US government, including the Senate Banking Committee, the US Treasury Department, the House Financial Services Committee, the Board of Governors of the Federal Reserve System, the US Commodity Futures Trading Commission, the SEC, the President's National Economic Council and the New York Federal Reserve Bank. He also has authored a book on over-the-counter markets, two books on credit risk, and one book on bank failures and has published numerous academic research publications, articles and papers on asset and credit valuation and performance. This work allows Dr. Duffie to provide insight into various aspects of the Company's business operations, the expanding nature of the work of MA and MIS and policy issues related to the financial services industry; and

(iii) Mr. McDaniel, who is both President and Chief Executive Officer of the Company, began his career at the Company serving as a ratings analyst and has served in numerous capacities at the Company over the past three decades. As a result, he brings to the Board a deep understanding of the Company's business and operations as well as a historical perspective on the Company's strategy. Since 2005 he has also served as a director of John Wiley & Sons, Inc., which develops, publishes and sells products in print and electronic media for the educational, professional, scientific, technical, medical and consumer markets worldwide. This has helped to provide perspective on public company governance issues.

With respect to the continuing directors, the Board has considered the following:

(i) Mr. Bermudez brings a history of executive experience at a major international financial services company. As the head of risk for a major global financial institution, he was involved in the debt restructuring of various sovereigns around the world. He also managed a global business with a presence in over 100 countries. As a result, Mr. Bermudez brings a deep understanding of credit risk, and years of financial expertise as well as risk management experience to the Board;

(ii) Mr. Glauber has knowledge of financial services regulatory matters, acquired through his service as chairman, chief executive officer and president of the National Association of Securities Dealers. Mr. Glauber also served as Under Secretary of the Treasury for Finance, and served as a professor of Finance for 25 years. He therefore brings regulatory experience and insight on public policy issues to the Board;

(iii) Ms. Hill has significant experience in business management and leading engineering and operations organizations. She currently is Senior Vice President, Executive Advisor of Cisco Systems Inc. She previously served as Cisco's Senior Vice President, Development Strategy & Operations from 2009 to January 2012, and prior to that, as Senior Vice President of Cisco Systems' Access Networking and Services Group, where she led the Access Routing, Ethernet Switching, Security, Wireless and Small Business technology groups. She brings extensive leadership experience and a strong background in information technology and business operations to the Board;

(iv) Mr. Kist served as Chairman of the Executive Board of a major foreign financial services company for a number of years and held various executive officer positions, including president and vice chairman, at a major international bank. Accordingly, Mr. Kist brings to the Board financial expertise, and knowledge of the range of issues facing a large company operating in a regulated industry and a perspective on running a company with international operations;

(v) Dr. McKinnell served for five years as the chief executive officer of a public pharmaceutical company with worldwide operations, and prior to that position, served as president, chief operating officer, chief financial officer and executive vice president. As a result of these positions, Dr. McKinnell brings to the Board financial expertise, management experience and leadership skills. In addition, because the pharmaceutical business, like the Company's, operates in a highly regulated industry, Dr. McKinnell brings to the Board an appreciation of what a complex regulatory environment means for the Company's operations. Dr. McKinnell has also served as a director of several public companies, contributing to his perspective on corporate governance matters; and

(vi) Mr. Wulff also brings executive officer experience and financial expertise to the Board. He served as the chairman of a public company for several years. He also was the chief financial officer of a major chemical corporation for five years and, prior to holding that position, served as the company's vice president and principal accounting officer. In addition, Mr. Wulff served as a partner at a major accounting firm and as a member of the Financial Accounting Standards Board. As a result of these positions, Mr. Wulff brings to the Board significant knowledge of accounting and financial reporting matters in addition to regulatory and senior management experience.

The Board of Directors recommends a vote FOR the election as directors of each of the Class III nominees listed below.

The principal occupation and certain other information (including age as of the date of this Proxy Statement) about the nominees and other directors of the Company whose terms of office continue after the Annual Meeting are set forth below.

DIRECTOR NOMINEES

Class III Directors Whose Terms Expire in 2016

Basil L. Anderson
Director since April 2004

Basil L. Anderson, age 67, is Chairman of the Audit Committee, and is a member of the Governance and Compensation and MIS Committees of the Board of Directors. Mr. Anderson served as Vice Chairman of Staples, Inc., an office products company, from September 2001 until his retirement in March 2006. Prior to joining Staples, Mr. Anderson served as Executive Vice President and Chief Financial Officer of Campbell Soup Company from April 1996 to February 2001. Prior to joining Campbell Soup, Mr. Anderson was with Scott Paper Company where he served in a variety of capacities beginning in 1975, including Vice President and Chief Financial Officer from December 1993 to December 1995. Mr. Anderson currently is a director of Staples, Inc. (1997-present), Becton Dickinson (2004-present) and Hasbro, Inc. (2002-present). He served as director of CRA International Inc. until January 2010.

Darrell Duffie, Ph.D.
Director since October 2008

Darrell Duffie, Ph.D., age 58, is Chairman of the MIS Committee and is a member of the Audit and Governance and Compensation Committees of the Board of Directors. He is the Dean Witter Distinguished Professor of Finance at Stanford University Graduate School of Business and has been on the finance faculty at Stanford since receiving his Ph.D. from Stanford in 1984. He has authored books and research articles on topics in finance and related fields. Dr. Duffie is a member of The Federal Reserve Bank of New York Financial Advisory Roundtable, and the Board of The Pacific Institute of Mathematical Sciences, and is a Fellow and member of the Council of the Econometric Society and a Fellow of the American Academy of Arts & Sciences. Dr. Duffie served as a trustee of iShares Trust and a director of iShares, Inc. from 2008 to 2011 and was President of the American Finance Association in 2009.

Raymond W. McDaniel, Jr.
Director since April 2003

Raymond W. McDaniel, Jr., age 55, has served as the President and Chief Executive Officer of the Company since April 2012, and served as the Chairman and Chief Executive Officer from April 2005 until April 2012. He currently serves on the MIS and International Business Development Committees of the Board of Directors. Mr. McDaniel served as the Company's President from October 2004 until April 2005 and the

Company's Chief Operating Officer from January 2004 until April 2005. He has served as Chairman and Chief Executive Officer of Moody's Investors Service, Inc., a subsidiary of the Company, since October 2007 and held the additional title of President from November 2001 to August 2007 and December 2008 to November 2010. Mr. McDaniel served as the Company's Executive Vice President from April 2003 to January 2004, and as Senior Vice President, Global Ratings and Research from November 2000 until April 2003. He served as Senior Managing Director, Global Ratings and Research, of Moody's Investors Service from November 2000 until November 2001 and as Managing Director, International from 1996 to November 2000. Mr. McDaniel currently is a Director of John Wiley & Sons, Inc.

CONTINUING DIRECTORS

Class I Directors Whose Terms Expire in 2014

Jorge A. Bermudez
Director since April 2011

Jorge A. Bermudez, age 61, is a member of the Audit, Governance and Compensation, and MIS Committees of the Board of Directors. He served as Chief Risk Officer of Citigroup, Inc., a global financial services company, from November 2007 to March 2008. Before serving as Chief Risk Officer, Mr. Bermudez was Chief Executive Officer of Citigroup's Commercial Business Group in North America and Citibank Texas from 2005 to 2007. He served as Senior Advisor, Citigroup International from 2004 to 2006, as Chief Executive Officer of Citigroup Latin America from 2002 to 2004, Chief Executive Officer, eBusiness, Global Cash Management and Trade from 1998 to 2002 and Head of Citibank Corporate and Investment Bank, South America from 1996 to 1998. Mr. Bermudez joined Citigroup in 1975 and held leadership positions in other divisions, including equity investments, credit policy and corporate banking from 1984 to 1996. Mr. Bermudez currently is a director of the Electric Reliability Council of Texas (2010-present), and the Federal Reserve Bank of Dallas (2012-present). He served as a director of Citibank N.A. from 2005 to 2008, the Federal Reserve Bank of Dallas, Houston Branch from 2009 to 2011 and the Association of Former Students, Texas A&M University from 2006 to 2012.

Robert R. Glauber
Director since June 1998

Robert R. Glauber, age 74, is a member of the Audit, Governance and Compensation and MIS Committees of the Board of Directors. Mr. Glauber has served as an adjunct lecturer at the John F. Kennedy School of Government at Harvard University since July 2007 and as a senior advisor for Peter J. Solomon Company, an investment banking advisory firm, since November 2006. Mr. Glauber served as a visiting professor at Harvard Law School from January 2009 to June 2009 and from September 2006 to June 2007. Mr. Glauber served as Chairman of the National Association of Securities Dealers (NASD) from November 2001 to August 2006 and Chief Executive Officer from November 2000 to August 2006. From 1992 to October 2000, Mr. Glauber was an adjunct lecturer at the John F. Kennedy School of Government at Harvard University. From 1989 to 1992, Mr. Glauber served as Under Secretary of the Treasury for Finance. Prior to that, Mr. Glauber was a professor of finance at the Harvard Business School. Mr. Glauber currently serves as Chairman of XL Group PLC (member of the board from 2006-present) and Northeast Bancorp (member of board from January 2011-present) and is Vice Chairman of the Trustees of the International Accounting Standards Committee Foundation. He served as a director of Freddie Mac from 2006 until 2012.

Kathryn M. Hill
Director since October 2011

Kathryn M. Hill, age 56, is a member of the Audit, Governance and Compensation and MIS Committees of the Board of Directors. Ms. Hill has over 30 years of experience in business management and leading engineering and operations organizations. She joined Cisco Systems Inc. in 1997 and has served as its Senior Vice President, Executive Advisor since January 2012. From June 2009 to January 2012, she was Senior Vice President, Development Strategy & Operations for Cisco. Cisco designs, manufactures and sells Internet Protocol (IP)-based networking and other products related to the communications and information technology industry and provides services associated with these products. Ms. Hill served as Senior Vice President of the Access Networking and Services Group from February 2008 to June 2009, where she led the Access Routing, Ethernet Switching, Security, Wireless and Small Business technology groups. Ms. Hill served as Senior Vice President of the Ethernet and Wireless Group from July 2005 to January 2008. Ms. Hill is a member of the Board of Trustees for the Anita Borg Institute for Women and Technology.

Class II Directors Whose Terms Expire in 2015

Ewald Kist
Director since July 2004

Ewald Kist, age 69, is Chairman of the International Business Development Committee and is a member of the Audit, Governance and Compensation and MIS Committees of the Board of Directors. Mr. Kist was Chairman of ING Groep N.V. ("ING Group"), a financial services company, from 2000 until his retirement in June 2004. Before serving as Chairman of ING Group, Mr. Kist was Vice Chairman from 1999 to 2000 and served as a member of the Executive Board from 1993 to 1999. Prior to the merger of Nationale Nederlanden and NMB Postbank Group to form ING Group in 1992, Mr. Kist served in a variety of capacities at Nationale Nederlanden beginning in 1969, including Chairman from 1991 to 1992, General Management—the Netherlands from 1989 to 1991 and President Nationale Nederlanden U.S. Corporation from 1986 to 1989. Mr. Kist currently is a director of The DSM Corporation (2004-present), Royal Philips Electronics (2004-present), and Stage Entertainment (2007-present). He served as a director of Dutch National Bank from 2004 until 2012.

Henry A. McKinnell, Jr., Ph.D.
Director since October 1997

Henry A. McKinnell, Jr., age 70, is Chairman of the Board of Directors and serves as a member of the Audit, Governance and Compensation and MIS Committees. As of February 2013, Dr. McKinnell became the Chief Executive Officer of Optimer Pharmaceuticals, Inc. He served as Chairman of the Board of Pfizer Inc., a pharmaceutical company, from May 2001 until his retirement in December 2006 and Chief Executive Officer from January 2001 to July 2006. He served as President of Pfizer Inc. from May 1999 to May 2001, and as President of Pfizer Pharmaceuticals Group from January 1997 to April 2001. Dr. McKinnell served as Chief Operating Officer of Pfizer Inc. from May 1999 to December 2000 and as Executive Vice President from 1992 to 1999. Dr. McKinnell currently is the Chairman of the Board of Optimer Pharmaceuticals, Inc. (member of board from January 2011- present), Emmaus Life Sciences, Inc. (member of the board from May 2010—present) and the Accordia Global Health Foundation (member of the board from September 2003-present). He is Chairman Emeritus of the Connecticut Science Center, and is a member of the Academic Alliance for AIDS Care and Prevention in Africa. He served as director of Angiotech Pharmaceuticals, Inc. until 2011, Pfizer Inc. and ExxonMobil Corporation until 2007 and John Wiley & Sons until 2005.

John K. Wulff
Director since April 2004

John K. Wulff, age 64, is Chairman of the Governance and Compensation Committee and serves as a member of the Audit and MIS Committees of the Board of Directors. Mr. Wulff is the former Chairman of the board of Hercules Incorporated, a manufacturer and supplier of specialty chemical products, a position held from December 2003 until Ashland Inc.'s acquisition of Hercules in November 2008. Mr. Wulff was first elected as a director of Hercules in July 2003, and served as interim Chairman from October 2003 to December 2003. Mr. Wulff served as a member of the Financial Accounting Standards Board from July 2001 until June 2003. From January 1996 until March 2001, Mr. Wulff was Chief Financial Officer of Union Carbide Corporation. During his 14 years with Union Carbide, Mr. Wulff also served as Vice President and Principal Accounting Officer from January 1989 to December 1995, and Controller from July 1987 to January 1989. From April 1977 until June 1987, Mr. Wulff was a partner with KPMG and predecessor accounting and consulting firms. Mr. Wulff currently is a director of Celanese Corporation (2006-present) and Chemtura Corporation (2009-present). He served as a director of Sunoco, Inc. from 2004 until 2012, Fannie Mae from December 2004 until 2008 and of Hercules Incorporated until 2008 as well.

ITEM 2—APPROVAL OF THE AMENDED AND RESTATED 2001 MOODY'S CORPORATION KEY EMPLOYEES' STOCK INCENTIVE PLAN

On February 26, 2001, the Board of Directors adopted the 2001 Moody's Corporation Key Employees' Stock Incentive Plan (the "2001 Stock Incentive Plan"), which became effective on April 23, 2001, and which provides for grants of stock options and other equity-based awards to key employees and consultants of the Company and its subsidiaries.

Subsequently, the 2001 Stock Incentive Plan has been amended and restated in 2004, 2007 and 2009. Some of the key changes made by these amendments have included: (i) limiting the total number of shares available for grants of awards other than stock options and stock appreciation rights, (ii) changing the definition of Change in Control to conform to the definition used in other Company incentive plans, (iii) providing greater specificity regarding grants of performance shares, (iv) adding to the performance criteria that may be used for performance-based awards, (v) eliminating liberal share counting features in determining the number of shares subject to the 2001 Stock Incentive Plan, (vi) adding minimum vesting periods for full value awards and (vii) prohibiting repricing of options and stock appreciation rights without stockholder approval. Most recently, the 2001 Stock Incentive Plan was approved by stockholders at the 2010 annual meeting held on April 20, 2010.

Proposed Amendment

On December 11, 2012, the Board of Directors approved the amendment and restatement of the 2001 Stock Incentive Plan in order to increase the number of shares that may be issued with respect to awards granted under the 2001 Stock Incentive Plan. In addition, the amendment and restatement modifies the Change in Control provisions of the 2001 Stock Incentive Plan. Previous awards were subject to "single-trigger" vesting upon a Change in Control. The amendment and restatement of the 2001 Stock Incentive Plan modifies this treatment for awards granted on or after January 1, 2013 to generally provide for "double-trigger" Change in Control vesting upon a termination without "cause" within the ninety-day period preceding or the twenty-four months following a Change in Control.

The 2001 Stock Incentive Plan currently has 35,600,000 shares of Common Stock reserved and made available for grant. As of December 31, 2012, approximately 8,748,171 shares remained available for issuance in connection with future grants under the 2001 Stock Incentive Plan. Of those 8,748,171 shares, only 5,742,287 remained available for issuance as full-value shares. As a result of the limited number of remaining shares available for new awards under the 2001 Stock Incentive Plan, and the limited number of shares available for grants of awards other than stock options, the Board of Directors believes that it is appropriate at this time to amend and restate the 2001 Stock Incentive Plan in order to reserve and make available for distribution 15,000,000 additional shares for future awards; of the 15,000,000 additional shares, not more than 14,000,000 shares (subject to adjustment in accordance with the provisions of Section 10 of the plan) will be available after the plan's Effective Date for grants under the plan of unrestricted shares, restricted stock, restricted stock units, performance shares, or any other stock-based awards. As of December 31, 2012, there were 8,748,171 shares available for grant under the 2001 Stock Incentive Plan. If the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan is approved by stockholders, the total number of shares available will increase by 15,000,000, which increase represents 6.7% of the Company's outstanding common equity as of December 31, 2012.

In asking stockholders to approve the 2001 Stock Incentive Plan, as amended and restated, the stockholders are also being asked to approve the material terms of the performance goals that may be used in granting Performance-Based Awards (as defined in the 2001 Stock Incentive Plan) in a manner that will enable the Company to claim a tax deduction for any amount paid by the Company that satisfies the requirements for "performance-based compensation" under Section 162(m) of the Tax Code.

A copy of the 2001 Stock Incentive Plan, as amended and restated, is attached to this Proxy Statement as Appendix A. The principal features of the 2001 Stock Incentive Plan, including the proposed amendments thereto, are described below, but such description is qualified in its entirety by reference to the complete text of the plan. The amendments to the 2001 Stock Incentive Plan will not become effective unless stockholder approval is obtained at the Annual Meeting.

Summary of the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan

General. The 2001 Stock Incentive Plan permits the granting of any or all of the following types of awards: (i) stock options, including incentive stock options ("ISOs") and nonqualified stock options; (ii) stock appreciation rights ("SARs"), including limited stock appreciation rights; (iii) restricted stock; (iv) restricted stock units; (v) performance shares; and (vi) other stock-based awards. After the proposed amendments take effect, the maximum number of shares that may be issued with respect to awards granted under the 2001 Stock Incentive Plan is 50,600,000 (subject to adjustment in accordance with the provisions under the caption "Adjustments Upon Certain Events" below), whether pursuant to ISOs or otherwise.

The 2001 Stock Incentive Plan limits the total number of shares that will be available for grants of unrestricted shares of Common Stock, restricted stock, restricted stock units, performance shares or any Other Stock-Based Awards (as defined in the 2001 Stock Incentive Plan, other than stock options and SARs) to 14,000,000 shares, of which all 14,000,000 will remain available for future grants from and after the plan's Effective Date.

The maximum number of shares with respect to which awards of any and all types may be granted under the 2001 Stock Incentive Plan during a calendar year to any participant is limited, in the aggregate, to 800,000. The maximum amount payable pursuant to Performance-Based Awards denominated in cash granted to any one participant with respect to one fiscal year of the Company shall be $5,000,000. The aggregate number of shares treated as issued under the 2001 Stock Incentive Plan at any time shall equal only the number of shares issued upon exercise or settlement of an award. However, shares subject to an award under the 2001 Stock Incentive Plan may not again be made available for issuance under the 2001 Stock Incentive Plan if such shares are: (i) shares that were subject to a stock-settled stock appreciation right and were not issued upon the net settlement or net exercise of such stock appreciation right, (ii) shares used to pay the exercise price of an option, (iii) shares delivered to or withheld by the Company to pay the withholding taxes related to an award or (iv) shares repurchased on the open market with the proceeds of an option exercise. Shares which are subject to awards which terminate, expire, are forfeited or lapse and shares subject to awards settled in cash shall not count as shares issued under the 2001 Stock Incentive Plan and may be utilized again with respect to awards granted under the 2001 Stock Incentive Plan.

Eligibility. Key employees (excluding members of the Governance and Compensation Committee and any person who serves only as a director) of the Company and its Affiliates, who from time to time are responsible for the management, growth and protection of the business of the Company and its Affiliates, and consultants to the Company and its Affiliates, are eligible to participate in the 2001 Stock Incentive Plan. Approximately 1250 employees are currently eligible to participate in the 2001 Stock Incentive Plan. Since the adoption of the 2001 Stock Incentive Plan, no award has been granted thereunder to any consultant of the Company, its Subsidiaries or its Affiliates.

Administration. The 2001 Stock Incentive Plan is administered by the Governance and Compensation Committee of the Board of Directors. The Governance and Compensation Committee has the authority to select employees or consultants to whom awards are to be granted, to determine the number of options or other types of awards to be granted to such employees and consultants and to establish the terms and conditions of such awards. The Governance and Compensation Committee has the authority to interpret the 2001 Stock Incentive Plan, to establish, amend and rescind any rules and regulations relating to the 2001 Stock Incentive Plan, and to otherwise make any determination that it deems necessary or desirable for the administration of the 2001 Stock Incentive Plan. Members of the Governance and Compensation Committee are "non-employee directors" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and "outside directors" within the meaning of Section 162(m) of the Tax Code. The 2001 Stock Incentive Plan provides that if the CEO of the Company is a member of the Board of Directors, the Board of Directors may authorize him or her to grant awards of up to an aggregate of 200,000 shares in each year to participants who are not subject to the rules promulgated under Section 16 of the Exchange Act or "covered employees" as defined in Section 162(m) of the Tax Code, provided that the CEO must notify the Governance and Compensation Committee of any such grants. The Board of Directors has granted Mr. McDaniel, as CEO, this authority with respect to 200,000 shares for 2013 (subject to adjustment in accordance with the provisions under the caption "Adjustments Upon Certain Events" below). In 2011 and 2012, Mr. McDaniel awarded 36,268 and 23,712 shares, respectively, from his annual authorization of 200,000 shares.

Adjustments Upon Certain Events. In the event of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, reorganization, recapitalization, merger, consolidation, split-up, spin-off, combination or exchange of stock or other corporate exchange or similar transaction, or any distribution to stockholders of shares of Common Stock other than regular cash dividends, the Governance and Compensation Committee shall adjust the following to the extent necessary to achieve an equitable result: (i) the number or kind of shares or other securities issued or reserved for issuance pursuant to the 2001 Stock Incentive Plan or pursuant to the outstanding awards, (ii) the option price and/or (iii) any other affected terms of such awards. In the event of a Change in Control (as defined in the 2001 Stock Incentive Plan), awards granted under the 2001 Stock Incentive Plan after January 1, 2013, unless otherwise determined by the Governance and Compensation Committee through an award agreement or otherwise, if a participant's employment is terminated without Cause (as defined in the 2001 Stock Incentive Plan) within the ninety-day period preceding and the twenty-four (24) months following a Change in Control, the following shall occur: (i) each outstanding Option and Stock Appreciation Right shall become immediately vested and exercisable; (ii) restrictions on Awards of Restricted Stock and Restricted Stock Units that are not Performance-Based Awards shall lapse; and (iii) Other Stock-Based Awards not described in clause (ii) shall become payable in such manner as shall be set forth in the Award agreement.

Stock Options. The 2001 Stock Incentive Plan provides that the option price pursuant to which Common Stock may be purchased shall be determined by the Governance and Compensation Committee, but shall not be less than the fair market value of the Common Stock on the date the option is granted. In addition, no ISO may be granted to any participant who, at the time of such grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or of any of its subsidiaries, unless the exercise price thereof is at least 110% of the fair market value of the Common Stock on the date the option is granted. As of March 1, 2013, the closing price of the Common Stock was $48.93. The term of each option shall be determined by the Governance and Compensation Committee, but no option shall be exercisable more than 10 years after the date of grant (or five years after the date of grant with respect to any ISO granted to a participant who at the time of such grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or of any of its subsidiaries). Payment of the purchase price shall be in cash, in shares of Common Stock held for at least six months, partly in cash and partly in such shares, through the delivery of irrevocable instructions to a broker to deliver promptly to the Company an amount equal to the aggregate option price for the shares being purchased, or through such other means as shall be prescribed in the award agreement. The Company currently intends that no option granted under the 2001 Stock Incentive Plan shall become exercisable in less than one year from the date of grant. If a participant's employment terminates by reason of death or disability after the first anniversary of the date of grant, the option shall immediately vest in full and may be exercised during the five years after the date of death or disability or during the remaining stated term of the option, whichever period is shorter. If a participant retires after the first anniversary of the date of grant, the option may be exercised during the shorter of the remaining stated term of the option or five years after the date of retirement, but only to the extent such option was exercisable at the time of retirement or becomes exercisable during such post-retirement exercise period as if the holder of such option were still employed by the Company or an Affiliate. If a participant's employment terminates for any reason (other than death, disability or retirement after the first anniversary of the date of grant), an unexercised option may be exercised during the period ending 30 days after the date of such termination, but only to the extent such option was exercisable at the time of termination. Notwithstanding the foregoing, the Governance and Compensation Committee may accelerate the vesting of unvested options held by a participant if the participant is terminated without "cause" (as defined by the Governance and Compensation Committee) by the Company.

Stock Appreciation Rights. The Governance and Compensation Committee has the authority under the 2001 Stock Incentive Plan to grant SARs independent of or in connection with stock options. The 2001 Stock

Incentive Plan provides that the exercise price per share of a SAR shall be determined by the Governance and Compensation Committee, but shall not be less than the greater of (i) the fair market value of the Common Stock on the date the SAR is granted, or for a SAR granted in connection with an option or a portion thereof, the option price of the related option and (ii) an amount permitted by applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges. Each SAR granted independently of an option entitles a participant to exercise the SAR in whole or in part and, upon such exercise, to receive from the Company an amount equal to the excess of the fair market value on the exercise date of one share of Common Stock over the exercise price per share, times the number of shares covered by the portion of the SAR so exercised. Each SAR granted in connection with an option or a portion thereof entitles a participant to surrender to the Company the unexercised option, or any portion thereof, and to receive in exchange therefor an amount equal to the excess of the fair market value on the exercise date of one share of Common Stock over the exercise price per share, times the number of shares covered by the option or portion thereof which is surrendered. Participants do not have any rights to dividends or other rights of a stockholder with respect to shares subject to a SAR until the occurrence of the exercise date, the issuance of shares pursuant to such exercise and, if applicable, the satisfaction of any other conditions imposed by the Governance and Compensation Committee pursuant to the 2001 Stock Incentive Plan. The maximum term of SARs is limited to 10 years.

No Repricing. No option or stock appreciation right may be repriced, regranted through cancellation, including cancellation in exchange for cash or other awards, or otherwise amended to reduce its option price or exercise price (other than with respect to adjustments made in connection with a transaction or other change in the Company's capitalization as described in the provisions under the caption "Adjustments Upon Certain Events") without the approval of the stockholders of the Company.

Other Stock-Based Awards. The Governance and Compensation Committee also has the authority under the 2001 Stock Incentive Plan to grant awards of unrestricted shares of Common Stock, restricted stock, restricted stock units, performance shares and other awards that are valued in whole or in part by reference to, or are otherwise based upon, the fair market value of the Common Stock. The terms and conditions of these Other Stock-Based Awards shall be determined by the Governance and Compensation Committee. The grant, issuance, retention, vesting and/or settlement of shares under any Other Stock-Based Award that is based on performance criteria and level of achievement versus such criteria will be subject to a performance period of not less than twelve months, and the grant, issuance, retention, vesting and/or settlement of shares under any Other Stock-Based Award that is based solely upon continued employment and/or the passage of time may not vest or be settled in full prior to the thirty-sixth month following its date of grant, but may be subject to pro-rata vesting over such period, except that the Governance and Compensation Committee may provide for the satisfaction and/or lapse of all conditions under any such Other Stock-Based Award in the event of the participant's death, disability or retirement or in connection with a Change in Control.

Performance-Based Awards. Other Stock-Based Awards may be granted in a manner that will enable the Company to deduct any amount paid by the Company under Section 162(m) of the Tax Code ("Performance-Based Awards"). A participant's Performance-Based Award is based on the attainment of one or more pre-established, objective performance goals established in writing by the Governance and Compensation Committee (i) at a time when the outcome for that performance period is substantially uncertain and (ii) not later than 90 days after the commencement of the performance period to which the performance goal relates, but in no event after 25% of the relevant performance period has elapsed. The performance goals are based upon one or more of the following criteria: (i) earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per Share; (v) book value per Share; (vi) return on stockholders' equity; (vii) expense management; (viii) return on investment before or after the cost of capital; (ix) improvements in capital structure; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvement of profit margins; (xii) stock price; (xiii) market share; (xiv) revenues or sales; (xv) costs; (xvi) cash flow; (xvii) working capital; (xviii) changes in net assets (whether or not multiplied by a constant percentage intended to represent the cost of capital); (xix) return on assets; (xx) accuracy, stability, quality or performance of ratings; and (xxi) customer or investor satisfaction or value survey results. The foregoing criteria may relate to the Company, one or more of its Affiliates or one or more of its divisions, units, minority investments, partnerships, joint ventures, product lines or products or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Governance and Compensation Committee determines. To the degree consistent with Section 162(m) of the Tax Code, the Governance and Compensation Committee may appropriately adjust any evaluation of performance under the performance goal to (A) eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the acquisition or disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with standards established by opinion No. 30 of the Accounting Principles Board (APB Opinion No. 30) or other applicable or successor accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements or notes to the financial statements, and (B) exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation, claims, judgments or settlements, (iii) the effect of changes in tax law or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) accruals of any amounts for payment under the 2001 Stock Incentive Plan or any other compensation arrangement. The maximum amount payable pursuant to Performance-Based Awards denominated in cash granted to any one Participant with respect to one fiscal year of the Company shall be $5,000,000. A Participant may, if and to the extent permitted by the Governance and Compensation Committee and consistent with the provisions of Section 162(m) and 409A of the Tax Code, elect to defer payment of a Performance-Based Award until a fixed date or the date of Participant's separation from service with the Company and its Affiliates (or six months following such separation if required by Section 409A of the Tax Code), as specified in the election to defer.

Restricted Stock and Restricted Stock Units. The 2001 Stock Incentive Plan provides for certain terms and conditions pursuant to which restricted stock and restricted stock units may be granted. Each grant of restricted stock and restricted stock units must be evidenced by an agreement in a form approved by the Governance and Compensation Committee. The vesting of a restricted stock award or restricted stock unit granted under the 2001 Stock Incentive Plan may be conditioned upon the completion of a specified period of employment with the Company or an Affiliate, upon attainment of specified performance goals, and/or upon such other criteria as the Governance and Compensation Committee may determine in its sole discretion. If a participant's employment terminates by reason of death, disability or retirement after the first anniversary of the date of the award of restricted stock or restricted stock units, the restricted stock or restricted stock units will immediately vest in full and all restrictions on such awards will terminate. If a participant's employment terminates for any reason other than death, disability or retirement, a participant's unvested restricted stock and restricted stock units shall be forfeited. Notwithstanding the foregoing, the Governance and Compensation Committee may accelerate the vesting of unvested restricted stock or restricted stock units held by a participant if the participant is terminated without "cause" (as defined by the Governance and Compensation Committee) by the Company.

Except as provided in the applicable agreement, no shares of restricted stock may be assigned, transferred or otherwise encumbered or disposed of by the participant until such shares have vested in accordance with the terms of such agreement. If and to the extent that the applicable agreement so provides, a participant shall have the right to vote and receive dividends on the shares of restricted stock granted to him or her under the 2001 Stock Incentive Plan. Unless otherwise provided in the applicable agreement, any shares received as a dividend on such restricted stock or in connection with a stock split of the shares of restricted stock shall be subject to the same restrictions as the restricted stock. Restricted stock units may not be assigned, transferred or otherwise encumbered or disposed of by the participant until such restricted stock units have vested in accordance with the terms of the applicable agreement. Upon the vesting of the restricted stock unit (unless a deferral election as described in the following sentence has been made), certificates for shares shall be delivered to the participant or his or her legal representative on the last business day of the calendar quarter in which such vesting event occurs or as soon thereafter as practicable, in a number equal to the shares covered by the restricted stock unit. A Participant may, if and to the extent permitted by the Committee and consistent with the provisions of Sections 162(m) and 409A of the Tax

Code, elect to defer receipt of his certificates beyond the vesting date until a fixed date or the date of the Participant's separation from service with the Company and its Affiliates (or six months following such separation from service if required by Section 409A of the Tax Code), as specified in the election to defer.

Performance Shares. Each grant of Performance Shares shall be evidenced by an agreement providing for the payment of Shares conditioned upon attainment of specified performance goals, in form approved by the Governance and Compensation Committee. Performance Shares may not be assigned, transferred or otherwise encumbered or disposed of until the Governance and Compensation Committee has certified the extent to which the applicable performance goals have been met and certified the number of Shares to be paid. The number of Shares so certified shall be delivered to the Participant or his legal representative at such time after the end of the performance period as shall be prescribed in the award agreement. Upon a termination of employment by reason of death, disability or retirement, the participant has such rights, if any, as may be prescribed by the award agreement. Upon a termination of employment for any reason other than death, disability or retirement prior to the end of any applicable performance period, Performance Shares shall be forfeited, unless, subject to the minimum vesting rules described under the caption "Other Stock-Based Awards," the Governance and Compensation Committee, in its sole discretion, shall determine otherwise.

Amendments to or Termination of the 2001 Stock Incentive Plan. The 2001 Stock Incentive Plan may be amended by the Board of Directors or the Governance and Compensation Committee, except that no amendment may be made which, without the approval of the stockholders of the Company, would (except as described under the caption "Adjustments Upon Certain Events") increase the total number of shares reserved for purposes of the 2001 Stock Incentive Plan or change the maximum number of shares which may be granted to any participant, or that otherwise would require stockholder approval under NYSE rules or applicable law, or without the consent of a Participant, would impair any of the rights or obligations under any award previously granted to such Participant under the Plan. Subject to the foregoing, with respect to participants who reside or work outside of the United States and who are not, and who are not expected to be, "covered employees" (as defined in Section 162(m) of the Tax Code), the Governance and Compensation Committee may amend the terms of the 2001 Stock Incentive Plan or awards granted thereunder in order to conform such terms with the requirements of local law.

Transferability. Awards under the 2001 Stock Incentive Plan are not transferable otherwise than by will or by the laws of descent or distribution, except that the Governance and Compensation Committee may authorize stock options (other than ISOs) to be granted on terms which permit irrevocable transfer for no consideration by the participant to (i) any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, parent-in-law, child-in-law or sibling-in-law, including adoptive relationships, of the participant, (ii) any trust in which these persons have more than 50% of the beneficial interest, (iii) any foundation in which these persons or the participant control the management of assets, and (iv) any other entity in which these persons or the participant own more than 50% of the voting interests. In addition, the Governance and Compensation Committee may waive the non-transferability provisions of the 2001 Stock Incentive Plan (except with respect to ISOs) to the extent that such provisions are not required under any law, rule or regulation applicable to the Company.

Effectiveness. The 2001 Stock Incentive Plan, as amended, became effective on December 11, 2012.

Federal Income Tax Consequences. The following is a discussion of certain U.S. federal income tax consequences relevant to participants in the 2001 Stock Incentive Plan who are subject to federal income tax and the Company. It is not intended to be a complete description of all possible tax consequences with respect to awards granted under the 2001 Stock Incentive Plan and does not address state, local or foreign tax consequences.

A participant who is granted a nonqualified stock option will not recognize income at the time the option is granted. Upon the exercise of the option, however, the excess, if any, of the fair market value of the stock on the date of exercise over the option price will be treated as ordinary income to the participant, and the Company will generally be entitled to an income tax deduction in the same year in an amount measured by the amount of ordinary income taxable to the participant. The participant will be entitled to a cost basis for the stock for income tax purposes equal to the amount paid for the stock plus the amount of ordinary income taxable at the time of exercise. Upon a subsequent sale of such stock, the participant will recognize short-term or long-term capital gain or loss, depending upon his or her holding period for such stock.

A participant who is granted an ISO satisfying the requirements of the Tax Code will not recognize income at the time the option is granted or exercised. The excess of the fair market value over the option exercise price is, however, included in determining the participant's alternative minimum tax as of the date of exercise. If the participant does not dispose of shares received upon exercise of the option for one year after exercise and two years after grant of the option (the "Holding Period"), upon the disposition of such shares the participant will recognize long-term capital gain or loss based on the difference between the option exercise price and the fair market value of shares on the date of disposition. In such event, the Company is not entitled to a deduction for income tax purposes in connection with the exercise of the option. If the participant disposes of the shares received upon exercise of the ISO without satisfying the Holding Period requirement, the participant must generally recognize ordinary income equal to the lesser of (i) the fair market value of the shares at the date of exercise of the option over the exercise price or (ii) the amount realized upon the disposition of such shares over the exercise price. Any further appreciation is taxed as short-term or long-term capital gain, depending on the participant's holding period. In such event, the Company would be entitled to an income tax deduction in the same year in an amount measured by the amount of ordinary income taxable to the participant.

Upon exercise of a SAR, a participant will recognize taxable income in the amount of the aggregate cash received. A participant who is granted unrestricted shares will recognize ordinary income in the year of grant equal to the fair market value of the shares received. In either such case, the Company will be entitled to an income tax deduction in the amount of such income recognized by the participant.

A participant will not recognize any income at the time an award of restricted stock, restricted stock units or performance shares is granted, nor will the Company be entitled to a deduction at that time. In the year in which restrictions on shares of restricted stock lapse, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of vesting over the amount, if any, the participant paid for the shares. A participant may, however, elect within 30 days after receiving an award of restricted stock to recognize ordinary income in the year of receipt of the award, instead of the year of vesting, equal to the excess of the fair market value of the shares on the date of receipt over the amount, if any, the participant paid for the shares. Similarly, upon the vesting of restricted stock units and performance shares, the participant will recognize ordinary income in an amount equal to the fair market value of the shares received. With respect to awards of restricted stock, restricted stock units and performance shares, the Company will be entitled to a tax deduction at the same time and in the same amount as the participant recognizes income.

Section 162(m). The 2001 Stock Incentive Plan allows certain ISOs, nonqualified stock options, SARs and Other Stock-Based Awards to be treated as qualified performance-based compensation under Section 162(m) of the Tax Code. However, the Company may, from time to time, award compensation that is not deductible under Section 162(m) of the Tax Code.

Other. The amounts that will be received by participants in the future under the 2001 Stock Incentive Plan are not yet determinable, as awards are at the discretion of the Governance and Compensation Committee. The numbers of shares subject to options which were awarded in 2012 under the Company's key employees' stock incentive plans to each of the five executive officers named in the Summary Compensation Table are set forth in the table entitled "Grants of Plan-Based Awards Table," which follows the Summary Compensation Table.

The Board of Directors recommends a vote FOR the approval of the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan and approval of the material terms of the performance goals set forth therein.

ITEM 3—APPROVAL OF THE AMENDED AND RESTATED 1998 MOODY'S CORPORATION NON-EMPLOYEE DIRECTORS' STOCK INCENTIVE PLAN

On June 17, 1998, the Board of Directors adopted the 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (formerly, the 1998 Dun & Bradstreet Corporation Non-Employee Directors' Stock Incentive Plan) (the "1998 Directors Plan") which became effective on June 30, 1998 and which provides for grants of stock options, restricted stock and performance shares to non-employee members of the Board of Directors.

The 1998 Directors Plan was subsequently amended and restated by the Board of Directors as of September 30, 2000 in connection with the spin-off of Dun & Bradstreet.

On February 26, 2001, the Board of Directors approved the further amendment and restatement of the 1998 Directors Plan, which was approved by stockholders at the 2001 annual meeting, (i) to reserve and make available for distribution under the 1998 Directors Plan 200,000 additional shares for future awards, and (ii) to provide for a minimum one-year vesting requirement for any grant of restricted stock or performance shares.

The Company believes that the 1998 Directors Plan will continue to assist the Company in attracting and retaining highly qualified individuals to serve as directors and will also strengthen the commonality of interest between directors and stockholders.

Proposed Amendment

On December 11, 2012, the Board of Directors approved the further amendment and restatement of the 1998 Directors Plan, subject to stockholder approval at the Annual Meeting, in order to increase the number of shares that may be issued with respect to awards granted under the 1998 Directors Plan. The amendment and restatement also limits the number of Moody's shares that may be subject to awards granted to any individual director in any calendar year, as described below.

The 1998 Directors Plan currently has 800,000 shares of Common Stock reserved and made available for distribution. As of December 31, 2012, approximately 98,685 shares remained available for issuance in connection with future grants under the 1998 Directors Plan. As a result of the limited number of remaining shares, the Board of Directors believes that it is appropriate at this time to amend and restate the 1998 Directors Plan in order to reserve and make available for distribution 900,000 additional shares for future awards. As of December 31, 2012, there were 98,685 shares available for grant under the 1998 Directors Plan. If the Amended and Restated 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan is approved by stockholders, the total number of shares available will increase by 900,000, which represents 0.4% of the Company's outstanding common equity as of December 31, 2012.

A copy of the 1998 Directors Plan, as amended and restated, is attached to this Proxy Statement as <u>Appendix B</u>. The principal features of the 1998 Directors Plan, including the amendments thereto, are described below, but such description is qualified in its entirety by reference to the complete text of the plan. The amendments to the 1998 Directors Plan will not become effective unless stockholder approval is obtained at the Annual Meeting.

Summary of the 1998 Directors Plan

General. The 1998 Directors Plan permits the granting of awards in the form of non-qualified stock options, restricted stock or performance shares. After the proposed amendments take effect, the 1998 Directors Plan will provide for the issuance of 1,700,000 shares of Common Stock thereunder (subject to adjustment in accordance with the provisions under the caption "Adjustments Upon Certain Events" below). In no event shall the number of shares subject to awards granted to any eligible director in a calendar year exceed 20,000 Shares.

Eligibility. Any director of the Company who is not an employee of the Company or any of its subsidiaries as of the date that an award is granted is eligible to participate in the 1998 Directors Plan. All eight non-employee directors of the Company are eligible to participate in the 1998 Directors Plan.

Administration. The 1998 Directors Plan is administered by the Governance and Compensation Committee; provided, however, that any action permitted to be taken by the Committee may be taken by the Board of Directors, in its discretion. The Governance and Compensation Committee has the authority to determine the number of options or other types of awards to be granted to the participants in the 1998 Directors Plan and to establish the terms and conditions of such awards. The Governance and Compensation Committee has the authority to interpret the 1998 Directors Plan, to establish, amend and rescind any rules and regulations relating to the 1998 Directors Plan, and to otherwise make any determination that it deems necessary or desirable for the administration of the 1998 Directors Plan. Members of the Governance and Compensation Committee must be "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act.

Adjustments Upon Certain Events. In the event of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of stock or other corporate exchange or similar transaction, or any distribution to stockholders of shares of Common Stock other than regular cash dividends, the Governance and Compensation Committee shall adjust the following to the extent necessary to achieve an equitable result: (i) the number or kind of shares or other securities issued or reserved for issuance pursuant to the 1998 Directors Plan or pursuant to the outstanding awards, (ii) the option price and/or (iii) any other affected terms of such awards. In the event of a Change in Control (as defined in the 1998 Directors Plan), awards granted under the 1998 Directors Plan shall accelerate as follows: (i) restrictions on awards of restricted shares shall lapse; (ii) each participant shall receive the target number of performance shares for the performance period in which the Change in Control occurs; and (iii) all stock options shall become immediately vested and exercisable.

Stock Options. The 1998 Directors Plan provides that the option price pursuant to which Common Stock may be purchased shall be determined by the Governance and Compensation Committee, but shall not be less than the fair market value of the Common Stock on the date the option is granted. As of March 1, 2013, the closing price of the Common Stock was $48.93. The term of each option shall be determined by the Governance and Compensation Committee, but no option shall be exercisable more than 10 years after the date of grant. Payment of the purchase price shall be in cash, in shares of Common Stock, partly in cash and partly in such shares, or through the delivery of irrevocable instructions to a broker to deliver promptly to the Company an amount equal to the aggregate option price for the shares being purchased. If a non-employee director's service terminates by reason of death after the first anniversary of the date of grant of an option, the option shall immediately vest in full and may be exercised during the five years after the date of death or during the remaining term of the option, whichever period is shorter. If a non-employee director retires or his or her service terminates by reason of disability after the first anniversary of the date of grant, the option may be exercised during the shorter of the remaining term of the option or five years after the date of retirement or termination of service by reason of disability, provided, however, that if the non-employee director dies within a period of five years after such termination of service, the unexercised portion of the option will immediately vest in full and may be exercised during the shorter of the remaining term or the period that is the longer of five years after the termination of service or one year after the date of death. If a non-employee director retires or his or her service terminates by reason of disability prior to the first anniversary of the date of grant, a pro rata portion of the option shall immediately vest in full and may be exercised thereafter during the shorter of the remaining term of the option or five years after the date of retirement or termination of service by reason of disability, and the portion of the option which is not so exercisable shall terminate as of the date of retirement or disability. Upon a termination of service for any other reason prior to the first anniversary of the date of grant, the option shall thereupon terminate.

Restricted Stock. The Governance and Compensation Committee may award restricted shares of Common Stock under the 1998 Directors Plan. The terms and conditions of any such awards shall be determined by the Governance and Compensation Committee, provided that any such award shall have a minimum one-year vesting requirement. Except as otherwise specified by the Governance and Compensation Committee, restricted stock granted under the 1998 Directors Plan may not be sold, transferred, pledged or assigned. Upon the termination of a non-employee director's service for any reason (including by reason of death, disability or retirement), all shares of restricted stock as to which restrictions have not previously lapsed shall be forfeited. Any shares of restricted stock awarded under the 1998 Directors Plan will be registered in the non-employee director's name and such non-employee director shall have voting rights and receive dividends with respect to any restricted stock that he or she receives under the 1998 Directors Plan. The 1998 Directors Plan provides that to the extent permitted by the Governance and Compensation Committee, a non-employee director may elect prior to the end of the calendar year preceding the commencement of the relevant services to defer receipt of any restricted stock granted under the 1998 Directors Plan beyond the vesting date until a fixed date or the date of the Participant's separation from service with the Company and its Affiliates as specified in the election to defer.

Performance Shares. The Governance and Compensation Committee also may award performance shares under the 1998 Directors Plan. Prior to the commencement of a given performance period, the Governance and Compensation Committee shall establish performance goals for the Company for such performance period, as well as the number of performance shares that would be payable upon the attainment of various performance goals during such performance period. Any such award shall have a minimum one-year vesting requirement. As soon as practicable following a given performance period, a non-employee director shall receive unrestricted shares of Common Stock equal to the number of performance shares he or she earned during the performance period. A non-employee director who did not serve on the Board of Directors during an entire performance period shall receive a prorated number of shares based on the actual performance results and on the number of days during the performance period during which he or she served on the Board of Directors. The 1998 Directors Plan provides that to the extent permitted by the Governance and Compensation Committee, a non-employee director may elect to defer payment of any unrestricted shares payable as a result of any performance shares earned, provided that the election is made no later than June 30 of the year immediately preceding the year in which the unrestricted shares are to be paid.

Amendments to and Termination of the 1998 Directors Plan. The 1998 Directors Plan may be amended, altered or discontinued by the Governance and Compensation Committee, except that no amendment may be made which would impair the rights of any non-employee director under any award without the non-employee director's consent. In addition, no amendment may be made without shareholder consent that otherwise would require stockholder approval under NYSE rules or applicable law.

Transferability. Awards under the 1998 Directors Plan are not transferable otherwise than by will or by the laws of descent or distribution, except that the Governance and Compensation Committee may authorize stock options to be granted on terms which permit irrevocable transfer for no consideration by a non-employee director to any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, parent-in-law, child-in-law or sibling-in-law, including adoptive relationships, of the non-employee director, trusts for the exclusive benefit of these persons, and any other entity owned solely by these persons. In addition, the Governance and Compensation Committee may waive the non-transferability provisions of the 1998 Directors Plan to the extent that such provisions are not required under any law, rule or regulation applicable to the Company.

Effectiveness. The 1998 Directors Plan, as amended, became effective on December 11, 2012.

Federal Income Tax Consequences. The following is a discussion of certain U.S. federal income tax consequences relevant to participants in the 1998 Directors Plan who are subject to federal income tax and the Company. It is not intended to be a complete description of all possible tax consequences with respect to awards granted under the 1998 Directors Plan and does not address state, local or foreign tax consequences.

A non-employee director who is granted a non-qualified stock option pursuant to the 1998 Directors Plan will not recognize income at the time the option is granted. Upon the exercise of the option, however, the excess, if any, of the market value of the stock on the date of exercise and the option price will be treated as ordinary income to the non-employee director, and the Company will generally be entitled to an income tax deduction in the same year in an amount measured by the amount of ordinary income taxable to the participant. The non-employee director will be entitled to a cost basis for the stock for income tax purposes equal to the amount paid for the stock plus the amount of ordinary income taxable at the time of exercise. Upon a subsequent sale of such stock, the non-employee director will recognize short-term or long-term capital gain or loss, depending on his or her holding period for such stock.

A non-employee director will not recognize any income at the time an award of shares of restricted stock or performance shares is granted, nor will the Company be entitled to a deduction at that time. In the year in which restrictions on shares of restricted stock lapse, the non-employee director will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of vesting over the amount, if any, the non-employee director paid for the shares. A non-employee director may, however, elect within 30 days after receiving an award of restricted stock to recognize ordinary income in the year of receipt of the award, instead of the year of vesting, equal to the excess of the fair market value of the shares on the date of receipt over the amount, if any, the non-employee director paid for the shares. Similarly, upon the vesting of performance shares, the non-employee director will recognize ordinary income in an amount equal to the fair market value of the shares received. With respect to awards of restricted stock and performance shares, the Company will be entitled to a tax deduction at the same time and in the same amount as the non-employee director recognizes income.

Other. The amounts that will be received by non-employee directors in the future under the 1998 Directors Plan are not yet determinable, as awards are at the discretion of the Governance and Compensation Committee. The numbers of shares subject to options which were awarded in 2012 under the 1998 Directors Plan to the current non-employee directors of the Company are set forth in the table entitled "Compensation of Directors" above. No other awards were granted in 2012 under the 1998 Directors Plan.

The Board of Directors recommends a vote FOR the approval of the Amended and Restated 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan.

The table below sets forth, as of December 31, 2012, certain information regarding the Company's equity compensation plans (without giving effect to the approval of the 2001 Stock Incentive Plan or the 1998 Directors Plan, as amended and restated).

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(2) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders . . .	17,437,061(1)	$42.82	11,925,557(3)
Equity compensation plans not approved by security holders . . .	—	—	—
Total	17,437,061	$42.82	11,925,557

(1) Includes 14,498,111 options and unvested restricted shares outstanding under the Company's 2001 Key Employees' Stock Incentive Plan, 1,472,041 options and unvested restricted shares outstanding under the Company's 1998 Key Employees' Stock Incentive Plan, and 27,993 options and unvested restricted shares outstanding under the 1998 Non-Employee Directors' Stock Incentive Plan. This number also includes a maximum of 1,438,916 performance shares outstanding under the Company's 2001 Key Employees' Stock Incentive Plan, which is the maximum number of shares issuable pursuant to performance share awards assuming the maximum payout at 200% of the target award for shares granted in 2010 and 2011 and the maximum payout at 225% of the target award for performance shares granted in 2012. Assuming payout at target, the number of shares to be issued upon the vesting of performance shares is 679,345.

(2) Does not reflect unvested restricted shares or performance share awards included in column (a) because these awards have no exercise price.

(3) Includes 8,748,171 shares available for issuance as under the 2001 Stock Incentive Plan, of which all may be issued as options and 5,742,287 may be issued as restricted stock, performance shares or other stock-based awards under the 2001 Stock Incentive Plan and 98,685 shares available for issuance as options, shares of restricted stock or performance shares under the 1998 Directors Plan, and 3,078,701 shares available for issuance under the Company's Employee Stock Purchase Plan. No new grants may be made under the 1998 Stock Incentive Plan, which expired by its terms in June 2008.

ITEM 4—APPROVAL OF AMENDMENTS TO THE MOODY'S CORPORATION RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD AND PROVIDE FOR ANNUAL ELECTION OF ALL DIRECTORS

After careful consideration and upon the recommendation of the Governance and Compensation Committee, which is comprised entirely of independent directors, the Board has unanimously adopted for approval by stockholders proposed amendments to the Company's Restated Certificate of Incorporation to phase out the classification of the Board and provide for the annual election of directors and to revise related provisions of the Restated Certificate of Incorporation, as described below. The Board recommends that the Company's stockholders vote FOR the approval of these amendments to the Restated Certificate of Incorporation.

Article Seventh of the Restated Certificate of Incorporation currently provides that the Board shall be divided into three classes, each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board, and members of each class are elected to serve for staggered three-year terms.

The proposed amendments to the Restated Certificate of Incorporation provide for the annual election of directors for one-year terms, commencing upon expiration of the terms existing when the amendments become effective. If approved by the stockholders, the amendments would first apply to directors standing for election beginning with the 2014 annual meeting of stockholders, and the declassification of the Board would be phased in over a period of three years. The amendments would not shorten the existing terms of directors. Accordingly, directors who previously have been elected to three-year terms (including directors elected at this Annual Meeting) will be entitled to complete those terms, and thereafter they or their successors would be elected to one-year terms at each annual meeting of stockholders. Beginning with the 2016 annual meeting, the declassification of the Board would be complete, and the entire Board would stand for election annually for one-year terms. The amendments also provide that any newly created directorship that results from an increase in the number of directors after the effective date of the amendments would be elected for a term expiring at the next succeeding annual meeting of stockholders. Directors elected by the Board to fill vacancies would have the same remaining terms as that of their predecessors. In addition, Delaware law provides that directors serving on boards that are not classified may be removed for or without cause, whereas currently directors can be removed only for cause since the Board is classified. As required by Delaware law, the amendments would permit stockholders to remove directors elected to one-year terms with or without cause. Directors previously elected for and serving out the remainder of a three-year term would continue to be removable only for cause.

The general description of the amendments set forth above is qualified in its entirety by reference to the text of the amendments, which are attached as Appendix C to these proxy materials. Additions to the Restated Certificate of Incorporation are indicated by underlining, and deletions to the Restated Certificate of Incorporation are indicated by strike-outs.

In developing this proposal, the Board (including all members of the Governance and Compensation Committee) considered the views expressed by stockholders at the Company's 2012 annual meeting in support of a stockholder proposal to adopt a declassified board structure. In this regard, the Board recognizes that many investors and commentators believe that the annual election of directors is the primary means for stockholders to influence corporate governance policies and hold directors accountable for implementing those policies.

The Board also considered the arguments in support of classified boards, as set forth in the Company's proxy statement for its 2012 annual meeting. Among those considerations, classified boards provide a measure of protection against hostile acquisitions and proxy contests because they increase the time necessary to elect directors who constitute a majority of the board, thereby providing the board the time and flexibility necessary to evaluate the adequacy and fairness of any takeover proposal, negotiate on behalf of all stockholders and weigh alternative methods of maximizing stockholder value for all stockholders, without the threat of imminent removal of a majority of board members. In addition, as discussed above, because the Board is classified, currently directors can be removed only for cause, whereas under Delaware law directors elected to a board that is not classified can be removed with or without cause. Accordingly, if this proposal is approved and implemented, it would be easier for one or more stockholders holding a large number of shares, whether an existing or long-term stockholder or one that accumulates a large position in or for a short period of time, to replace the entire Board at once.

After consideration of these factors, the Board determined that the amendments are consistent with a number of other governance practices initiated by the Board that address director accountability, and that the Board will continue to be able to provide independent oversight and be effective in protecting stockholder interests. As a result, the Governance and Compensation Committee and the Board of Directors have considered this matter, adopted resolutions setting forth the proposed amendments to the Restated Certificate of Incorporation, declared these amendments advisable and unanimously resolved to submit the amendments to the Company's stockholders for consideration.

If the Company's stockholders approve the amendments, the amendments will become legally effective upon the filing of a certificate of amendment to the Company's Restated Certificate of Incorporation with the Delaware Secretary of State. The Company intends to make that filing after the Annual Meeting. However, if the Company's stockholders approve the amendments, the Board retains discretion under Delaware law not to implement the amendments. If the Board exercises this discretion, it will publicly disclose that fact and the reason for its determination. In addition, the Company intends to file an amended and restated Certificate of Incorporation to integrate these amendments and other amendments that have been adopted in the past into a single document. The Board has also approved conforming amendments to Article II of the Company's By-laws, contingent upon stockholder approval and implementation of the declassification amendments. If the Company's stockholders do not approve the amendments, the Board will remain classified.

The Board of Directors recommends a vote FOR the amendments to the Restated Certificate of Incorporation to declassify the Board.

ITEM 5—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee appointed KPMG LLP as the Company's independent registered public accounting firm to audit the consolidated financial statements of the Company for the year ending December 31, 2013. KPMG LLP audited the consolidated financial statements of the Company for the year ending December 31, 2012.

As a matter of good corporate governance, the Audit Committee has requested the Board of Directors to submit the selection of KPMG LLP as the Company's independent registered public accounting firm for 2013 to stockholders for ratification. If the appointment of KPMG LLP is not ratified by stockholders, the Audit Committee will re-evaluate its selection and will determine whether to maintain KPMG LLP as the Company's independent registered public accounting firm or to appoint another independent registered public accounting firm. A representative of KPMG LLP is expected to be present at the Annual Meeting. Such representative will have the opportunity to make a statement if he so desires and is expected to be available to respond to appropriate questions.

The Board of Directors recommends a vote FOR ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2013.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

The aggregate fees for professional services rendered for (i) the integrated audit of the Company's annual financial statements for the years ended December 31, 2012 and 2011, (ii) the review of the financial statements included in the Company's Reports on Forms 10-Q and 8-K, and (iii) statutory audits of subsidiaries, were approximately $2.4 and $2.3 million in 2012 and 2011, respectively. These fees included amounts accrued but not billed of $1.6 million and $1.3 million in the years ended December 31, 2012 and 2011, respectively.

Audit-Related Fees

The aggregate fees billed for audit-related services rendered to the Company were approximately $0.1 million in both of the years ended December 31, 2012 and 2011. Such services included employee benefit plan audits.

Tax Fees

The aggregate fees billed for professional services rendered for tax services rendered by the auditors for the years ended December 31, 2012 and 2011 were approximately $0.1 million and $0, respectively.

All Other Fees

The aggregate fees billed for all other services rendered to the Company by KPMG LLP for the years ended December 31, 2012 and 2011 were approximately $0 and $0, respectively.

ITEM 6—ADVISORY RESOLUTION APPROVING EXECUTIVE COMPENSATION

We are asking stockholders to vote on an advisory resolution approving the compensation of the Company's executives who are named in the Summary Compensation Table which appears on page 55 (referred to as the "Named Executive Officers" or "NEOs") in this Proxy Statement. As described in the Compensation Discussion and Analysis section of this Proxy Statement, the goal of the Governance and Compensation Committee (the "Committee") in setting executive compensation is to provide a competitive total compensation package that assists in the retention of the Company's executives and motivates them to perform at a superior level while encouraging behavior that is in the long-term best interests of the Company and its stockholders. Consistent with this philosophy, a significant portion of the total compensation opportunity for each of Moody's executives is performance-based and dependent upon the Company's achievement of specified goals that are both financial and operating (non-financial) in nature.

Moody's delivered strong financial results throughout 2012, despite ongoing economic uncertainty, with management exceeding the financial goals set for them in 2012. The Company's full-year 2012 results reflected strong financial performance in Moody's Investors Service, especially in Corporate Finance with strong issuance in both the investment-grade and speculative-grade markets, and growth in many areas of Moody's Analytics. As discussed in further detail in the CD&A, these operating and financial performance achievements are reflected in the compensation awards approved by the Committee.

The Company operates under governance standards that it believes best serve its stockholders, while also incorporating certain "best practices" in governance and executive compensation, including the following:

- ***Long-Term Performance-Based Shares***—For each of the past three years, the Company has granted three-year performance-based share awards with performance thresholds based on the Company's cumulative profitability (measured in EPS or EBITDA), Moody's Investors Service's ratings accuracy performance, and Moody's Analytics' cumulative sales over the relevant three-year period. Dividends do not accrue on unvested shares;
- ***Balanced Mix of Performance-Based Equity Awards***—NEOs are granted a balanced mix of long-term equity awards split 40% in the form of stock options and 60% in performance-based share awards;

- ***Clawback Policy***—Annual cash incentive payments and performance-based share awards are subject to the Company's clawback policy under which amounts can be recouped in the case of a financial restatement, fraud or other misconduct;
- ***Limited Executive Employment Agreements***—The Company does not maintain employment agreements with its executives, including the NEOs, except for Mr. Madelain's statutorily required agreement under United Kingdom law;
- ***No Automatic Cash-Based Payments Upon a Change in Control***—The Company does not provide "single-trigger" cash payments that are prompted solely by a change in control;
- ***Limited Executive Perquisites***— The Company does not provide perquisites or other personal benefits with an aggregate value of more than $10,000 to its NEOs, other than Mr. Madelain, who received a modest car allowance (as is the practice in the United Kingdom for corporate officers);
- ***No Tax Gross-ups***—The Company does not provide any tax gross-ups on perquisites or change-in-control payments;
- ***Stock Ownership Guidelines***—In 2012, the Company increased the CEO's stock ownership requirements to six times base salary and implemented a requirement that executives and non-management directors who are subject to the Company's robust stock ownership guidelines must retain a significant percentage (75%) of the net shares received through equity awards until satisfying their ownership goals; and
- ***Anti-Hedging Policy***—The Company prohibits executive officers and directors from hedging Company shares, engaging in speculative transactions or pledging shares through a margin account.

We urge stockholders to read the CD&A beginning on page 37 of this Proxy Statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and related compensation tables and narrative, beginning on page 55, which provide detailed information on the compensation of our Named Executive Officers. The Committee and the Board of Directors believe that the policies and procedures articulated in the CD&A are effective in achieving our goals and that the compensation of our Named Executive Officers reported in this Proxy Statement has supported and contributed to the Company's success.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, the Board is asking stockholders to vote at the 2013 Annual Meeting of Stockholders on the following advisory resolution approving executive compensation:

> RESOLVED, that the stockholders of Moody's Corporation (the "Company") approve, on an advisory basis, the compensation of the Company's Named Executive Officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables and narrative in the Proxy Statement for the Company's 2013 Annual Meeting of Stockholders.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. Although non-binding, the Board and the Committee will review and consider the voting results when evaluating the Company's executive compensation program.

After consideration of the vote of stockholders at the Company's 2011 annual meeting of stockholders and other factors, the Board determined to hold a vote on an advisory resolution approving executive compensation annually, although it may determine to vary the practice based on factors such as discussions with stockholders. Accordingly, unless the Board modifies its policy on the frequency of future "say-on-pay" advisory votes, the next vote on an advisory resolution approving executive compensation will be held at the Company's 2014 annual meeting of stockholders.

The Board of Directors recommends a vote FOR the advisory resolution approving executive compensation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the number of shares of Common Stock beneficially owned as of the dates indicated by (i) each director and nominee for director of the Company, (ii) each named executive officer listed in the Summary Compensation Table below (the "Named Executive Officers" or "NEOs"), and (iii) all directors and executive officers of the Company as a group. Stock ownership information is based on (a) the number of shares of Common Stock beneficially owned by directors and executive officers as of December 31, 2012 (based on information supplied to the Company by them), calculated in accordance with SEC rules, and (b) the number of shares of Common Stock held by the Company's 5% Owners, based on information filed with the SEC by the Company's 5% Owners. Unless otherwise indicated and except for the interests of individuals' spouses, the stockholders listed below have sole voting and investment power with respect to the shares indicated as owned by them. Percentages are based upon the number of shares of Common Stock outstanding on December 31, 2012, and, where applicable, the number of shares of Common Stock that the indicated person or group had a right to acquire within 60 days of such date. The table also sets forth ownership information concerning "Stock Units," the value of which is measured by the price of the Common Stock. Stock Units do not confer voting rights and are not considered "beneficially owned" shares under SEC rules.

Name	Aggregate Amount of Shares Beneficially Owned(1)	Stock Units(2)	Percentage of Shares Outstanding(3)
Mark E. Almeida	420,474(4)	—	*
Basil L. Anderson	28,787	11,366	*
Jorge A. Bermudez	6,143	—	*
Darrell Duffie	18,523	—	*
Robert R. Glauber	34,357	1,705	*
John J. Goggins	312,384	—	*
Kathryn M. Hill	4,327	—	*
Linda S. Huber	417,310	—	*
Ewald Kist	26,479	—	*
Michel Madelain	272,266	—	*
Raymond W. McDaniel, Jr.	1,210,571(5)	—	*
Henry A. McKinnell, Jr.	107,729	1,709	*
John K. Wulff	35,787	18,030	*
All current directors and executive officers as a group (17 persons)	3,408,449	32,810	1.5%
Berkshire Hathaway, Inc. Warren E. Buffett, OBH, Inc., GEICO Corporation, Government Employees Insurance Company and National Indemnity Company, 3555 Farnam Street, Omaha, Nebraska 68131	28,415,250(6)(7)	—	12.7%
Capital World Investors 333 South Hope Street, Los Angeles, California 90071	15,162,400(8)	—	6.8%
The Vanguard Group P.O. Box 2600, V26, Valley Forge, Pennsylvania 19482-2600	12,040,073(9)	—	5.4%

* Represents less than 1% of the outstanding Common Stock.

(1) Includes the maximum number of shares of Common Stock that may be acquired within 60 days of December 31, 2012, upon the exercise of vested stock options as follows: Mr. Almeida—300,102; Mr. Goggins—272,376; Ms. Huber—382,270; Mr. Madelain—235,683; Mr. McDaniel—1,058,478; and all current directors and executive officers as a group—2,667,931. Also includes the following shares of restricted stock over which the Named Executive Officers and directors had voting (but not dispositive) power as of December 31, 2012: Mr. Almeida—7,958; Mr. Anderson—3,367; Mr. Bermudez—3,367;

Dr. Duffie—3,367; Mr. Glauber—3,367; Mr. Goggins—7,958; Ms. Hill—3,367; Ms. Huber—8,842; Mr. Kist—3,367; Mr. Madelain—7,958; Mr. McDaniel—0; Dr. McKinnell—4,424; and Mr. Wulff—3,367; and all current directors and executive officers as a group—120,497.

(2) Consists of stock units (payable to non-management directors after retirement), the value of which is measured by the price of the Common Stock, received under various non-management director compensation arrangements of the Company and its predecessor. These units do not confer voting rights and are not considered "beneficially owned" shares of Common Stock under SEC rules. Additional stock units accrue over time to reflect the deemed reinvestment of dividends.

(3) Percentages are based upon the number of shares outstanding as of December 31, 2012.

(4) This amount includes 1,000 shares of Common Stock owned by a trust for Mr. Almeida's sister.

(5) This amount includes 2,000 shares of Common Stock owned by Mr. McDaniel's spouse.

(6) As set forth in Amendment No. 2 to the Schedule 13G jointly filed with the SEC on February 14, 2011 by Warren E. Buffett, Berkshire Hathaway Inc., OBH, Inc., GEICO Corporation, Government Employees Insurance Company and National Indemnity Company, (a) each of Mr. Buffett, Berkshire Hathaway Inc., OBH, Inc. and National Indemnity Company had shared voting power and shared dispositive power with respect to 28,415,250 shares reported in such Amendment No. 2 to the Schedule 13G and (b) each of GEICO Corporation and Government Employees Insurance Company had shared voting power and shared dispositive power with respect to 15,719,400 of such 28,415,250 shares.

(7) This address is listed in Amendment No. 2 to the Schedule 13G jointly filed with the SEC on February 14, 2011 as the address of each of Mr. Buffett, Berkshire Hathaway Inc. and OBH, Inc. The address of National Indemnity Company is listed as 3024 Harney Street, Omaha, Nebraska 68131; and the address of GEICO Corporation and Government Employees Insurance Company is listed as 1 GEICO Plaza, Washington, D.C. 20076.

(8) As set forth in Amendment No. 4 to the Schedule 13G filed with the SEC on February 13,2013 by Capital World Investors, Capital World had sole voting power with respect to 12,712,400 of such 15,162,400 shares as of December 31, 2012.

(9) As set forth in Schedule 13G filed with the SEC on February 13, 2012 by The Vanguard Group, The Vanguard Group had sole voting power of 341,692 shares and sole dispositive power of 11,716,473 of such 12,040,073 shares as of December 31, 2012.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who beneficially own more than 10% of a registered class of the Company's equity securities to file with the SEC reports on Forms 3, 4 and 5 concerning their ownership of, and transactions in, the Common Stock and other equity securities of the Company. As a practical matter, the Company assists its directors and executives by monitoring transactions and completing and filing reports on their behalf.

Based solely on the Company's review of copies of such reports furnished to the Company and written representations that no other reports are required, the Company believes that all of its executive officers and directors and those greater-than-10% stockholders that filed any reports for the year ended December 31, 2012 reported all transactions on a timely basis, with the exception of a filing by Dr. McKinnell reporting eleven quarterly purchases made pursuant to automatic dividend reinvestments from 2010 to 2012. These purchases were subsequently reported on a Form 5.

COMPENSATION DISCUSSION AND ANALYSIS

Moody's executive compensation programs are designed to foster and maintain a strong, capable, experienced and motivated executive team with the ability to manage the business during challenging times and to evolve the Company's practices as changes in the market warrant by aligning compensation with business performance. This discussion and analysis provides a guide to Moody's executive compensation program and explains the decisions of the Governance and Compensation Committee (the "Committee") regarding compensation reported for 2012 for Raymond W. McDaniel, Jr., the Chief Executive Officer (referred to as the "CEO"), and the other executive officers named in the Summary Compensation Table on page 55 (together with the CEO, referred to as the "Named Executive Officers" or "NEOs").

EXECUTIVE SUMMARY

Improved Business Results Considered

Moody's delivered strong financial results throughout 2012, despite ongoing economic uncertainty, with management exceeding the financial goals set for them in 2012. The Company's full-year 2012 results reflected strong financial performance in Moody's Investors Service ("MIS"), especially in Corporate Finance with strong issuance in both the investment-grade and speculative-grade markets, and growth in many areas of Moody's Analytics ("MA"). Throughout the year, the Company confronted obstacles as the worldwide economic situation impacted the credit markets and MIS and other credit rating agencies continued to be the subject of heightened scrutiny, especially in Europe, and increased regulation.

The highlights of the Company's improved financial performance include:

- 2012 revenue totaling $2,730.3 million, reflecting an increase of 20% from $2,280.7 million for 2011.
- 2012 operating income of $1,077.4 million increased 21% from $888.4 million for 2011.
- 2012 diluted earnings per share ("EPS") of $3.05 grew 22% from $2.49 in 2011.
- Successful integration of Barrie & Hibbert Ltd.

These operating and financial performance achievements formed the basis for the Committee's award determinations.

- For the NEOs (all of whom were NEOs in 2011 as well), cash incentive awards ranged from approximately 135% of target to 190% of target. This level of payout reflects Moody's strong business performance and results outlined above.
- The grant date fair value of the long-term equity incentive award granted to the CEO in February 2012 was approximately 18% higher than the 2011 award value. The grants awarded to the NEO group (excluding the CEO) in February 2012 increased on average by approximately 9% from the value of the February 2011 awards. This increase reflected the Company's 2011 performance, as well as a review conducted by the Committee's compensation consultant, which indicated that Moody's equity awards had fallen behind those of its peer group. In order to remain competitive, and in light of the strong 2011 financial performance, the Committee determined an increase was appropriate.
- The first performance share cycle ended December 31, 2012, resulting in a payout of 135.7% of target for MIS, 161.2% of target for Moody's Shared Services and 167.4% of target for MA of performance shares granted for the 2010-2012 performance cycle, due to surpassing the three year performance targets on a combined basis.

GOVERNANCE HIGHLIGHTS

The Company operates under governance standards that it believes best serve its stockholders, while also incorporating certain "best practices" in governance and executive compensation, including the following:

- ***Long-Term Performance-Based Shares***—For each of the past three years, the Company has granted three-year performance-based share awards with performance thresholds based on the Company's cumulative profitability (measured in EPS or EBITDA), Moody's Investors Service's ratings accuracy performance, and Moody's Analytics' cumulative sales over the relevant three-year period. Dividends do not accrue on unvested shares;
- ***Balanced Mix of Performance-Based Equity Awards***—NEOs are granted a balanced mix of long-term equity awards split 40% in the form of stock options and 60% in performance-based share awards;
- ***Clawback Policy***—Annual cash incentive payments and performance-based share awards are subject to the Company's clawback policy under which amounts can be recouped in the case of a financial restatement, fraud or other misconduct;
- ***Limited Executive Employment Agreements***—The Company does not maintain employment agreements with its executives, including the NEOs, except for Mr. Madelain's statutorily required agreement under United Kingdom law;
- ***No Automatic Cash-Based Payments Upon a Change in Control***—The Company does not provide "single-trigger" cash payments that are prompted solely by a change in control;
- ***Limited Executive Perquisites***—The Company does not provide perquisites or other personal benefits with an aggregate value of more than $10,000 to its NEOs, other than Mr. Madelain, who received a modest car allowance (as is the practice in the United Kingdom for corporate officers);
- ***No Tax Gross-ups***—The Company does not provide any tax gross-ups on perquisites or change-in-control payments;
- ***Stock Ownership Guidelines***—In 2012, the Company increased the CEO's stock ownership requirements to six times base salary and implemented a requirement that executives and non-management directors who are subject to the Company's robust stock ownership guidelines must retain a significant percentage (75%) of the net shares received through equity awards until satisfying their ownership goals; and
- ***Anti-Hedging Policy***—The Company prohibits executive officers and directors from hedging Company shares, engaging in speculative transactions or pledging shares through a margin account.

PHILOSOPHY OF THE EXECUTIVE COMPENSATION PROGRAM

Moody's executive compensation program is designed to:

- **Link** a substantial part of each executive's realized compensation to the achievement of the Company's financial and operating objectives and to the individual's performance.
- **Align** executives' rewards with changes in the value of stockholders' investments.
  - We implement this **linkage** and **alignment** by:
    - awarding the NEOs annual cash incentive compensation that is based on the Company's performance against financial objectives specified at the beginning of the performance year and an evaluation of individual, qualitative and largely operational (non-financial) accomplishments and performance during that year;
    - using Company performance (which for 2012 was based on the Company's operating income and EPS) to determine the overall funding of the annual cash incentive compensation pool that will be distributed to the NEOs;

- establishing the targeted long-term equity award mix for the CEO at 40% options and 60% performance shares, in order to tie his realizable compensation directly to pre-established performance goals and future increases in shareholder value;
- providing long-term equity-based incentives in the form of performance shares that will be earned following the completion of a three-year performance period only if certain performance goals are achieved or exceeded and stock options that will deliver value to the executives only if shareholder value increases from the date the awards are granted; and
- basing thresholds for 2012-2014 performance shares on the Company's EBITDA (including future acquisitions, if any), MIS's ratings accuracy performance and MA's sales over the three-year period (including future acquisitions, if any). The weights of these metrics vary depending on each NEO's role and responsibilities.

- Provide a **competitive** total compensation package that will **motivate** the Company's executives to perform at a superior level and will assist in incentivizing and retaining the executives. When designing the total compensation package, we compare data to that of a group of select peer companies and the broader financial services industry, as discussed further in the "Peer and Market Review" section beginning on page 48. Additionally, when making NEO compensation decisions, we consider each NEO's skills, experience, tenure and performance during the prior year.

ELEMENTS OF MOODY'S COMPENSATION PROGRAM

The following table lists the elements of Moody's 2012 executive compensation program and the primary purpose of each:

Element	Form	Objectives and Basis
Base Salary	Cash	• Base salary is intended to provide a level of pay that is appropriate given professional status, job content, market value, accomplishments and internal equity. • Moody's generally sets base salaries for each NEO at the approximate median of salaries of executives in similar positions within the peer group and/or the broader financial services market, but has discretion to pay above or below the targeted amount based on factors such as experience, performance and retention. Moody's believes it is important to retain discretion and judgment in determining base salary levels in order to attract and retain superior talent and to reward officers with a greater scope of responsibilities or deeper experience than their peers within the peer group and/or the broader financial services market.
Annual Cash Incentives	Cash	• Annual cash incentives are intended to reward performance and assist in motivation and retention of management. • Individual target amounts are set at the approximate median based upon a competitive review against the peer group and/or the broader financial services market as well as internal pay equity. • Award payouts are finalized at the Committee's February meeting following the performance year in question to reflect both the Company's financial performance and the outcome of a review of each NEO's performance against his or her annual objectives; actual payouts are typically made at the beginning of March following the performance year in question. • Awards customarily are made under the 2004 Plan, which stockholders re-approved in 2010, although the Committee retains discretion to pay discretionary cash incentives outside of the 2004 Plan when circumstances warrant.

Element	Form	Objectives and Basis
Long-Term Incentive Compensation	Performance Shares and Stock Options	• To help balance the need to motivate the NEOs to drive long-term stockholder value, to manage the number of shares used to deliver equity awards, and to allow the Company to measure and reward a broader set of long-term goals, the Committee delivers equity incentive compensation in part through stock options and in part through performance-based shares as measured by grant date value. • The aggregate grant date value of long-term equity incentive compensation awards generally is targeted at the approximate median of executives in the peer group and/or the broader financial services market, although the Committee retains discretion to adjust awards based on the Company's performance, the NEO's role in that performance, the need for retention of that NEO, and company affordability. • Stock options have a strike price of no less than 100% of the average market price of our common stock on the date of grant and vest based on continued service over four years in annual 25% increments, which means that executives: (i) will realize value from their awards only if the market price of the Company's stock appreciates above the options' exercise price after the options have vested, and (ii) will be motivated to remain with the Company due to the multi-year vesting schedule. Stock options expire ten years after grant date. • Performance shares will be earned following the completion of a three-year performance period only if pre-established performance goals are met or exceeded. For the 2012-2014 performance period, these performance thresholds are based on the Company's aggregate EBITDA (including future acquisitions, if any), MIS's ratings accuracy performance, and MA's aggregate sales over the three-year period. The weights of these metrics vary depending on each NEO's role and responsibilities. • Equity award grants are made three business days after the release of the Company's year-end earnings.
Perquisites	Limited	• Moody's does not provide any NEO perquisites or other personal benefits with an incremental cost greater than $10,000, other than a modest car allowance provided to Mr. Madelain (as is the practice in the UK for corporate officers).
Retirement Benefits	Broad-based and non-tax qualified plans	• **Defined Contribution Plans.** Moody's offers its U.S. employees, including the NEOs, the opportunity to participate in a tax-qualified defined contribution plan, the Profit Participation Plan, and offers highly compensated senior management, including the NEOs who reside in the U.S., a voluntary deferred compensation plan (the "Moody's Corporation Deferred Compensation Plan," or "DCP").

Element	Form	Objectives and Basis
		• The primary purpose of the DCP is to allow certain employees to make pre-tax deferrals into a nonqualified plan and to receive the maximum company match on compensation without regard to IRS limits that apply to the Profit Participation Plan. The Company match only applies to deferrals in excess of the IRS limit on compensation that can be taken into account under a tax-qualified defined contribution plan. In addition, the Company will credit to the DCP employer contributions that would have been made to the Profit Participation Plan but for the application of the IRS compensation limit. • Additional information regarding the DCP is found on page 64. • **Defined Benefit Plans.** Moody's also maintains defined benefit pension plans that are closed to new participants. These plans are the Moody's Corporation Retirement Account (the "Retirement Account"), the Pension Benefit Equalization Plan ("PBEP") and the Supplemental Executive Benefit Plan ("SEBP"). The Retirement Account, together with the PBEP, provides income upon retirement based on a percentage of annual compensation. The Retirement Account has been closed to new participants since December 31, 2007 and the SEBP, which has only three participants, was closed to new participants as of January 1, 2008. The SEBP is a non-tax qualified defined benefit pension plan designed to ensure the payment of a competitive level of income and disability payments to participants. • More details regarding the Retirement Account, the PBEP and the SEBP are provided in the narrative following the Pension Benefits Table for 2012 on page 61. Mr. Madelain participates in Moody's UK Group Personal Pension Plan, described on page 63.

Weighting of Elements—Fixed versus "At Risk" Compensation

For 2012, the Company reviewed data from its peer group and the broader financial services market, as discussed in further detail in the "Peer and Market Review" section beginning on page 48. The Committee, based on the recommendations of the CEO (excluding with respect to his own pay) and the Committee's independent compensation consulting advisor, Meridian Compensation Partners LLC, has determined the large majority of an NEO's total direct compensation package should be "at risk," meaning the amounts that may ultimately be realized by an executive can vary based on performance. The "at risk" elements of an NEO's direct compensation are delivered in the form of annual cash incentives and long-term equity awards consisting of stock options and performance shares. The Committee concluded that approximately 20% to 30% of the NEO group's target total direct compensation should be fixed and approximately 70% to 80% should be in the form of "at risk" compensation for 2012. The Company did not have a target weight for each element of compensation in 2012.

	Total Target Direct Compensation(1)			
Name	% that is Base Salary	% that is Target Annual Incentive	% that is Target Equity	% that is At Risk(2)
Raymond W. McDaniel	17%	26%	57%	83%
Linda S. Huber	24%	26%	50%	76%
Michel Madelain	24%	25%	51%	76%
Mark E. Almeida	25%	26%	49%	75%
John J. Goggins	31%	25%	44%	69%

(1) Total Target Direct Compensation is the sum of the base salary, target annual cash incentive and grant date fair value of equity awards.

(2) Includes annual incentive target award amount and target equity grant.

2012 Compensation Decisions

Base Salary

The base salaries paid to the NEOs during 2012, below, also are reported in the Summary Compensation Table on page 55.

Name	Base Salary		
	2011 Base Salary	2012 Base Salary	Percentage Change
Raymond W. McDaniel	$954,800	$974,000	2%
Linda S. Huber	546,300	568,000	4%
Michel Madelain(1)	487,697	507,049	4%
Mark E. Almeida	477,500	497,000	4%
John J. Goggins	449,900	468,000	4%

(1) Mr. Madelain's compensation figures are shown in the table in U.S. dollars. However, certain elements of his compensation were paid in British pounds sterling. An exchange rate of 1.6262 from The Federal Reserve Bank as of December 31, 2012 was used to calculate the U.S. dollar amount. For the purpose of comparing 2011 Base Salary to 2012 Base Salary, the same exchange rate as of December 31, 2012 has been used.

The Committee determined that a 2% base salary increase was appropriate for Mr. McDaniel in order to keep his total direct compensation in line with competitive benchmarks. The Committee increased salaries approximately 4% for the other NEOs in order to maintain competitive, fixed compensation levels.

Annual Cash Incentives

Each NEO has an annual cash incentive target that can be earned based upon performance against both financial and individual operational objectives. Cash incentives for 2012 were paid out at 135% to 190% of target based upon financial and individual performance and the results of an Institutional Investor Satisfaction survey.

Process for Determining Annual Cash Incentives

- *Funding of Cash Incentive Pool.* The cash incentive pool is funded based on the Company's financial performance against its goals; for 2012, goals were set equal to budget. The target performance goals that the Committee sets are intended to be aspirational and challenging, but achievable. When the Committee set the NEO's targets, the members believed that exceeding the targets would require extraordinary efforts individually and collectively by the NEOs. Therefore, in order to receive the maximum cash incentive payments, management would have to exceed targets by approximately 20%, reflecting extraordinary performance. For 2012, funding of the cash incentive pool was based on a combination of Company operating income, Moody's Analytics operating income, Moody's Investors Service operating income and EPS goals relative to target; the weighting of each measure differed depending on the individual's area of responsibility. Company operating income, MIS and MA operating income, and Company EPS goals serve as the basis for targets in order for cash incentive payouts to reflect achievement against expectations for profitability. The NEO cash incentive pool for 2012 was funded at 168.3% due to the fact that the metrics exceeded targets. The performance goals and results are described below under "Company Performance."
- *Adjustment to Cash Incentive Pool.* After the cash incentive pool is funded, the Committee can make adjustments to the formulaic payout percentage based on the results of a fixed-income Institutional

Investor Satisfaction Survey conducted on behalf of the Company by an independent third party. The results of that survey are described below under "Institutional Investor Satisfaction." For 2012, the NEO cash incentive formulaic payout percentage was adjusted upward by 7% of aggregate bonus targets based on improved Investor Satisfaction Survey results. This resulted in the NEO cash incentive pool being funded at 175.3%.

- *Allocation of Cash Incentive Pool.* The amount of cash incentive funding awarded to each individual NEO is determined based upon an assessment of that individual's performance against qualitative, largely operational objectives established for the year. These are described below under "Individual Performance."

2012 Annual Cash Incentive Program Performance Results

- ***Company Performance.*** Company performance for corporate-level executives (Messrs. McDaniel and Goggins and Ms. Huber) was measured 50% based on Company operating income results and 50% based on EPS results, reflecting those executives' roles in both the overall financial and operating results of the Company. Performance for executives primarily responsible for Moody's two business units (Messrs. Madelain and Almeida) was measured 25% based on Company operating income results, 25% based on EPS results and 50% based on MIS or MA operating income, respectively, in order to further enhance the connection between their direct business unit responsibilities and their annual incentive compensation.

	Performance Metric			
Name	MCO Operating Income	MA Operating Income	MIS Operating Income	EPS
Raymond W. McDaniel	50%	—	—	50%
Linda S. Huber	50%	—	—	50%
Michel Madelain	25%	—	50%	25%
Mark E. Almeida	25%	50%	—	25%
John G. Goggins	50%	—	—	50%

- For 2012, performance in-line with the Company's budget for operating income and EPS would result in 100% funding of the target cash incentive pool. For the 2012 plan year, maximum incentive funding was 200% of target. Performance below the threshold would result in no funding.
- Moody's operating income and EPS goals for 2012 were $970.0 million and $2.67 (growth of 9.2% and 8.5%), respectively. The Company actually achieved operating income of $1,107.3 million and diluted EPS of $3.02 (growth of 15.5% and 14.2%, respectively).
- The MIS and MA operating income goals were $811.5 million and $158.5 million, respectively. The actual operating income results were $953.5 million for MIS and $153.8 million for MA.

Annual Incentive Pool Funding Metrics

	Threshold Funding	Target Funding	Maximum Funding	Actual Funding/Performance
MCO Operating Income	$791.2 million	$970.0 million	$1,148.9 million	$1,107.3 million
MIS Operating Income	$658.3 million	$811.5 million	$ 964.8 million	$ 953.5 million
MA Operating Income	$132.9 million	$158.5 million	$ 184.1 million	$ 153.8 million
Diluted EPS	$ 2.17	$ 2.67	$ 3.17	$ 3.02

- ***Institutional Investor Satisfaction.*** In 2009, the Committee added an institutional investor satisfaction survey (performed by an independent third party) modifier to the NEOs' annual cash incentive program in order to take into account input from users of Moody's products in setting compensation. The survey is comprised of approximately 100 questions in total, five of which were used for compensation analysis. Respondents were asked for their perceptions of Moody's and Moody's competitors in the market where the respondent is based. The questions used as a basis for the compensation modifier were as follows: (1) Overall, how has Moody's met your business needs and expectations over the past 12 months? (2) Does Moody's provide predictive ratings? (3) Is Moody's an authoritative source on issues or events affecting the market? (4) Does Moody's clearly and consistently communicate information about its rating decisions, methodology and models? and (5) Does Moody's provide high quality and insightful research? This survey modifier adjusts the total funding of the annual cash incentive program by up to 10% based on achievements versus the Company's customer value goals.

- The Company's institutional investor goals for 2012 were consistent with 2011. The two primary goals were management's ability to (i) continue to enhance positive investor impressions of Moody's products and services and (ii) reduce less favorable impressions of the Company in the marketplace. The survey results do not produce a direct numerical adjustment by the Committee; it is a subjective analysis of (i) the degree to which positive impressions increase and negative impressions decrease versus the previous year; and (ii) the degree to which the impressions of Moody's are meaningfully different relative to the impressions of Moody's competitors included in the survey. For 2012, the Committee adjusted the cash incentive pool upward by 7%, reflecting overall survey results that improved versus the Company's prior year performance.
- ***Individual Performance.*** The Committee retains the discretion to set individual award payouts under the 2004 Plan based upon its subjective evaluation of the NEO's satisfaction of his or her performance against operational objectives. For that reason, and after considering the recommendation of the CEO (except with respect to his award), the Committee may adjust the recommended award amount. This adjustment could result in actual 2004 Plan awards deviating from the performance achievement award level. In addition to corporate financial performance, the individual performance goals evaluated when determining each NEO's actual annual incentive award payouts are described below.
  - *Mr. McDaniel*: The Committee determined, based on Mr. McDaniel's achievement of (i) enhancing product and service quality, including to continue to raise awareness in both the public and private sectors of the role and function of ratings and overseeing the development and dissemination of policy-level proposals for changes in rating system management, (ii) managing risk, by maintaining constructive communication channels with oversight authorities on a global basis and managing the regulatory process so that MIS can continue to operate independently and successfully and contributing to positive market outreach initiatives to ensure that Moody's positions are communicated, (iii) supporting growth in ratings and non-ratings businesses, and (iv) successfully balancing near-term financial objectives with investments for long-term growth, including guiding the successful integration of businesses acquired in late 2011, to pay Mr. McDaniel 171% of his target annual cash incentive.
  - *Ms. Huber*: The Committee determined, based on Ms. Huber's (i) contributions to the Company's operating income and EPS performance that exceeded growth targets by 15.5% and 14.2%, respectively, (ii) coordination of outreach relating to Moody's ratings and financial performance, (iii) executing a new revolving credit facility at competitive rates, (iv) successfully completing a public debt offering for $500 million at a competitive rate, (v) continued support of corporate governance initiatives, including the deployment of an IT governance framework, (vi) management of data protection and information security programs, including website security, and (vii) management of budget and the Company's capital position, while maintaining financial flexibility, to pay Ms. Huber 162% of her target annual cash incentive.
  - *Mr. Almeida*: The Committee determined that, based on Mr. Almeida's (i) contributions to the Company's operating income and EPS performance that exceeded growth targets by 15.5% and 14.2%, respectively, (ii) focus on the expansion of the market presence and scale of MA including the placement of products and services with banks and insurance companies worldwide, (iii) business development efforts, including the oversight of the integration of two entities acquired in 2011, (iv) focus on the continued expansion of the visibility of MA, building

awareness of it as an independent source of risk analytics and its leadership position in quantitative credit risk technology, (v) continued marketing and investor outreach support to reinforce demand for MIS ratings, and (vi) attention to achieving further organizational maturity across MA and among individual business units, emphasizing values of collaboration, customer focus, innovation, commercial effectiveness and operational effectiveness, to pay Mr. Almeida 135% of his target annual cash incentive.

- *Mr. Madelain*: The Committee determined that, based on Mr. Madelain's (i) contributions to the Company's operating income and EPS performance that exceeded growth targets by 15.5% and 14.2%, respectively, as well as MIS's performance (ii) continued work in the area of outreach regarding the quality of Moody's ratings, credibility and transparency, (iii) work to maintain the pace of enhancements to ratings and research quality, (iv) supervision of the effective implementation of the global regulatory frameworks, (v) focus on improvement to the infrastructure and efficiency in areas that are resource intensive (data and surveillance), and (vi) deepening the impact of the changes introduced to date on the organization, to pay Mr. Madelain 190% of his target annual cash incentive.
- *Mr. Goggins*: The Committee determined that, based on Mr. Goggins (i) management of contingent liability, litigation, government investigations, and regulatory risk, (ii) oversight of the implementation of and compliance with all applicable laws and regulations, including SEC rules and European Union directives, and evaluation of regulatory and legislative developments, (iii) interaction with regulators regarding these developments, and (iv) support of MIS and MA business initiatives, to pay Mr. Goggins 180% of his target annual cash incentive.

2012 Annual Cash Incentive Program Payouts

This year's Company financial performance resulted in funding for the NEOs under the 2004 Plan, with the resulting annual cash incentive awards as shown in the table below:

Name	2012 Target Cash Incentive Under 2004 Plan	2012 Maximum Cash Incentive Under 2004 Plan	2012 Actual Cash Incentive Paid Under 2004 Plan
Raymond W. McDaniel	$1,460,000	$2,920,000	$2,502,110
Linda S. Huber	613,000	1,226,000	995,400
Michel Madelain(1)	534,532	1,041,581	1,015,562
Mark E. Almeida	501,000	1,002,000	674,300
John J. Goggins	375,000	750,000	676,600

(1) Mr. Madelain's compensation figures are shown in the table in U.S. dollars. However, certain elements of his compensation were paid in British pounds sterling. An exchange rate of 1.6262 from The Federal Reserve Bank as of December 31, 2012 was used to calculate the U.S. dollar amount.

Long-Term Equity Incentive Compensation

2012 Long-Term Equity Incentive Mix

For 2012, equity grants were made in February based upon the Committee's evaluation of 2011 performance and the level of each NEO's target total direct compensation in comparison to the peer group and the financial services industry. In 2012, the aggregate long-term equity compensation awards granted for the NEO group in February were between the 25th and 50th percentile of executives in the comparative groups. Since 2010, long-term equity grants have been awarded in the form of stock options and three-year performance shares. For 2012, the Committee determined that, for all of the NEOs, 60% of equity value would continue to be granted in the form of performance-based shares in order to maintain the NEOs' focus on financial and non-financial performance. In making these decisions, the Committee also considered the need to manage the number of shares used to deliver equity awards, and to allow the Company to measure and to balance incentives based on financial and operational goals with rewards that are tied more directly to shareholder value. Furthermore, the Committee increased the maximum payout for long term equity compensation from 200% to 225%.

Stock options. Stock options vest based on continued service over four years in annual 25% increments, which means (i) executives will realize value from their awards only if the market price of the Company's stock appreciates above the options' exercise price after the options have vested, and (ii) executives are motivated to remain with the Company due to the multi-year vesting schedule. The Committee believes that because value is realized only if the Company's stock price rises, that stock options are performance-based compensation. Stock options expire ten years after the grant date.

Performance shares. The performance shares will be earned following the completion of a three-year performance period if certain cumulative performance goals are achieved or exceeded. For the 2012-2014 performance period, aggregate EBITDA (including future acquisitions, if any), MIS's ratings accuracy performance and aggregate MA's sales served as the performance thresholds. The Committee decided, based on the recommendation of the CEO, to modify the performance metric of Company profitability so that it would be measured by EBITDA (including future acquisitions, if any) instead of EPS, which was one of the measures the Company used prior to 2012. This change was recommended to better align management incentives with the Company's strategy in the event acquisitions are made. The Committee also decided that the impact of MA acquisitions would be included when measuring MA Sales, with acquired sales receiving a lower weighting than organic sales. In 2010 and 2011, acquisitions were not included in MA Sales targets and therefore not included in the final MA Sales measurement. MIS ratings accuracy continued to be measured as it has in the past. These three metrics were chosen because they incentivize management to consider the long and medium-term impact of business decisions, and they balance financial and operational factors for business success.

The weights of these three performance goals vary depending on each NEO's role and responsibilities. The weighting of each performance measure differs based on the corporate entity in which a participant operates, as reflected in the table below:

Performance Measure	MIS Michel Madelain	MA Mark E. Almeida	MCO/Shared Services Raymond W. McDaniel Linda S. Huber John J. Goggins
MCO Profitability	50%	50%	60%
MIS Ratings Quality	50%	0%	20%
MA Sales	0%	50%	20%

The Committee believes these weights to be appropriate based on the individuals' more direct involvement with certain corporate entities. All NEOs have an incentive to contribute to the overall Company's profitability, while Mr. Madelain's and Mr. Almeida's performance shares are more directly tied to the MIS and MA entities that they operate, respectively.

2012 Long-Term Equity Incentive Grant Levels. In determining the value of equity granted to the NEOs, in addition to the items noted in the following paragraph, the Committee considered the share utilization practices of the Company's peer group, and endeavored to balance aligning the interests of NEOs with stockholders while also motivating the NEOs to improve the Company's current market position. As a result, the Committee recommended (based on a recommendation from the CEO, other than with respect to his own pay), and the Board approved, equity grants comprised of stock options and performance shares, with total economic values approximately 13% higher than total economic values of the annual equity grants approved in February 2011, in order to bring equity award values more in line with market levels. The 2012 equity grant level for each NEO was within the 25th to 50th percentile range of the peer group and financial services industry data. The NEO's individual awards are reported in the Grants of Plan-Based Awards for 2012 table on page 58.

Because the annual grants are made in February, each individual award determination considered (i) the Company's 2011 performance, (ii) the NEO's role in that performance, including the achievement of individual goals described above in "Annual Cash Incentives," and (iii) retention objectives for that NEO. The awards are intended to align the interests of NEOs with that of the Company's stockholders. Annual awards are determined by an examination of the present period as well as by considering expectations of the future.

2010-2012 Performance Share Payouts

The 2010-2012 performance period for performance shares granted in 2010 ended on December 31, 2012, with the NEOs receiving between 135.7% and 167.4% of their performance share target amounts based on the Company's results. The weighting that was assigned to the three performance goals at the time the performance shares were originally granted vary depending on each NEO's role and responsibilities. The threshold, target and maximum performance goals, as well as actual results, for the Profitability and MA Sales performance criteria are set forth in the table below. MIS Rating Performance is evaluated based on internally developed metrics that are proprietary and competitively sensitive, and therefore are not disclosed in the table below. The threshold, target and maximum MIS Ratings Performance goals were set to reflect a degree of difficulty that was comparable to the standard applied in setting the performance goals for the other criteria, with target performance levels being difficult but obtainable, based on historical results under this metric.

2010-2012 Performance Share Metrics

	Threshold	Target	Maximum	Actual Performance
Profitability (EPS) (ex. acquisitions)	$ 5.02	$ 5.90	$ 7.08	$ 7.58
MA Sales (ex. acquisitions)($ in millions)	$1,770	$2,011	$2,333	$2,123

As a result of the level of performance that was achieved, the number of shares that each NEO earned relative to the target number of shares granted is reflected in the table below:

Name	2010-2012 Performance Share Award at Target (# of shares)	2010-2012 Performance Share Award Earned (# of shares)
Raymond W. McDaniel	51,531	83,068
Linda S. Huber	21,285	34,311
Michel Madelain	16,804	22,803
Mark E. Almeida	15,896	26,610
John J. Goggins	12,603	20,316

The NEO's individual performance share awards are reported in the Option Exercises and Stock Vested Table For 2012 on page 60.

The Role of the Governance and Compensation Committee, Its Consultant and Management

The Committee, which is comprised entirely of independent directors, has responsibility for oversight of the Company's compensation program and has final authority for evaluating and setting compensation for NEOs. To assist in this process, it considers recommendations made by the CEO (except with respect to his own compensation) and uses market data and analyses that the Committee's compensation consultant provides in order to help formulate target compensation levels. The Committee has engaged Meridian Compensation Partners LLC, an independent compensation consulting company, to advise the Committee on matters related to executive and director compensation. Meridian is engaged directly by and reports to the Committee. Meridian does not offer nor provide any other services to the Company and the Committee determined that the retention of Meridian has not raised any conflicts of interest.

The Committee's independent consultant reviewed an analysis of the annual comparison of the elements of Moody's executive compensation structure and practices to those of the Company's peer group, as set forth below, and the broader financial services industry. Based on its review, the consultant concluded that the Company's executive compensation program structure is consistent with industry practices.

Determining Compensation Levels

Peer and Market Review

Moody's current peer group and its selection criteria have been largely consistent since 2008. Since 2010, the independent consultant annually reviews the peer group with the Committee. Based on the consultant's review, management recommends and the Committee may approve changes to the peer group. Modest adjustments were made in the composition of the peer group used in evaluating 2012 compensation, as two entities were removed (Blackrock Inc. and Interactive Data Corp) and one entity was added (Price (T. Rowe) Group). Blackrock Inc.'s removal and Price (T. Rowe) Group's addition were primarily done to better reflect the size of Moody's. Interactive Data Corp's removal reflects its acquisition by investment funds managed by Silver Lake and Warburg Pincus. For 2012 the peer companies were:

AllianceBernstein Holding LP	FactSet Research Systems Inc.	MSCI
CME Group Inc.	Fair Isaac Corporation	NASDAQ OMX Group Inc.
Corporate Executive Board Company	Federated Investors, Inc.	NYSE Euronext
Dun & Bradstreet Corp.	Invesco Ltd.	Price (T. Rowe) Group
Eaton Vance Corp.	The McGraw-Hill Companies, Inc.	SEI Investments Co.
Equifax Inc.	Morningstar Inc.	Thomson Reuters Corp.
		Verisk Analytics, Inc.

This group, the Committee believes, better reflects the companies with which Moody's competes for business and executive talent. This group also better reflects the companies against which Moody's financial performance is measured, as it includes firms that:

- Provide analytics products and services in addition to credit risk analysis,
- Provide company and industry credit research and business information services,
- Had median revenue equal to $1.332 billion (Moody's 2011 revenue equaled $2.280 billion), and
- Had a median market capitalization of $4.0 billion as of December 31, 2012 (Moody's market capitalization equaled approximately $11.2 billion as of December 31, 2012).

The Committee continually seeks to improve the criteria upon which the peer group is selected. The Committee reviewed the peer company selection criteria, and as part of that review established a new revenue threshold for non-financial companies. In addition to reviewing compensation practices and pay levels within the Company's peer group, the Committee looks at the broader financial services industry's compensation data furnished by management's compensation consultant, Aon Hewitt, and reviewed by the Committee's consultant. This additional compensation data is based on Aon Hewitt's survey data from approximately forty companies and is used only for reference when evaluating pay for the Company's NEOs.

Meridian provided the Committee and management with total direct compensation data from these comparison groups along with analysis of each element of compensation. The comparison groups' information is reviewed in quartile ranges, beginning with the 25th percentile. In 2012, the targeted total direct compensation opportunity in aggregate for the CEO individually was slightly above the 25th percentile and, for the NEOs as a group, at the 50th percentile as compared to the peer group. The Committee periodically benchmarks benefits and perquisites and believes benefits to be in-line with market practice and perquisites to be below current market practice.

Compensation Philosophy

The Company's compensation philosophy generally is to target the 50th percentile for base salary, target annual incentives, long-term incentives and target total compensation, although as noted above, for 2012 long-term equity awards were between the 25th and 50th percentile. The Company has also found that targeting the 50th percentile range has allowed it to retain key talent and remain competitive in the marketplace. However, an executive's positioning against market may be above or below our target positioning based on a number of factors specific to the individual, including performance, market conditions and the unique nature of Moody's business.

Market data is just one of the reference points used by the Committee when establishing targeted total direct compensation. The Committee also reviews each NEO's:

- skills,
- experience,
- tenure, and
- performance during the prior year.

These factors contribute to variations in actual and target compensation levels. Based on the Committee's analysis of the above, and consideration of a recommendation from the CEO (other than with respect to his own compensation), the Committee establishes a targeted total direct compensation level for each NEO that it believes is competitive.

Chief Executive Officer Compensation

The Committee begins its analysis of total direct compensation for the CEO by analyzing the compensation of executive officers at companies included in its peer group, as well as in the broader financial services market. In light of the CEO's broad responsibilities requiring oversight of the entire organization, and based on the achievements detailed on page 44 under "Individual Performance," the Committee determined that a higher total direct compensation package was warranted as compared with the other NEOs.

The mix of Mr. McDaniel's total direct compensation package has changed in recent years. From 2007 through 2010, his base salary was set at $936,000. This salary was maintained at a consistent level in order to reduce the fixed portion of his total direct compensation and increase the at-risk percentage of his total direct compensation. In 2011, the Committee determined that a 2% base salary increase, along with a 2% incentive compensation target increase, were appropriate for Mr. McDaniel in order to move his total direct compensation more in line with the 50th percentile of the peer group and in recognition of the fact that he had not had a salary increase in three years. For 2012, the Committee determined that an additional 2% base salary increase was appropriate for Mr. McDaniel in order to keep his total direct compensation in line with competitive benchmarks.

In terms of his equity grants, 40% of Mr. McDaniel's 2012 equity was comprised of stock options and 60% was comprised of performance shares. While the total "at risk" component of Mr. McDaniel's target compensation remained approximately 83%, the equity portion of his target compensation increased from 50% to 57%. This increase was due to the Committee's objective of better aligning the CEO's compensation with long-term Company performance.

The Committee believes this current compensation mix and structure serves to incentivize the CEO and more closely ties his awards with Company and individual performance. For instance, the increases to Mr. McDaniel's annual incentive payouts as well as the increase to his 2012 equity award were directly tied to improved Company financial results, as the Company's operating income and EPS goals served and continue to serve as the metrics determining funding of the annual cash incentive pool and prior year results impact equity award decisions. The following two graphs illustrate this relationship.



CEO SCT Total Compensation and Diluted EPS Performance
CEO Total Compensation ($Millions)
$13
$11
$9
$7
$5
$3
$1
2008
2009
2010
2011
2012
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Diluted EPS
CEO SCT Total Compensation
Diluted EPS



CEO SCT Total Compensation and Operating Income Performance
CEO Total Compensation ($Millions)
$13
$11
$9
$7
$5
$3
$1
2008
2009
2010
2011
2012
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Operating Income ($Millions)
CEO SCT Total Compensation
Operating Income

In addition, the following graphs compare the total one and three year cumulative stockholder returns of the Company to the performance of Standard & Poor's Stock 500 Composite Index.



MCO Stock 3 Year Total Return
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90%
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10%
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-20%
-30%
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Aug-11
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MCO
S&P 500


MCO Stock 1 Year Total Return
60%
50%
40%
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0%
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MCO
S&P 500

The comparisons included in the MCO Stock Total Return graphs above assume that $100.00 was invested in the Company's common stock and in the S&P 500 Composite Index on December 31, 2011 and December 31, 2009. The comparison also assumes the reinvestment of dividends, if any. The 3 year total return for the common stock was 97.27% during the performance period as compared with a total return during the same period of 36.27% for the S&P 500 Index.

As compared to its peer group, Moody's Total Shareholder Return (defined as the annualized rate of share price appreciation plus the reinvestment of dividends) was the highest among the peers for the one-year period ending December 31, 2012 and in the 94th percentile for the three-year period ending December 31, 2012.

Mr. McDaniel's targeted total direct compensation for 2012 was slightly above the 25th percentile as compared to the Company's peer group provided to the Committee by its compensation consultant. His actual total direct compensation was slightly below the median of the benchmark target total direct compensation levels of the comparative group. In light of the individual achievements listed on page 44 and the description of Company achievements on page 37, the Committee believes Mr. McDaniel's total direct compensation package to be appropriate.

Pension Value. With respect to Mr. McDaniel's increase in pension value, as shown in the Summary Compensation Table ("SCT") on page 55, this increase is partially related to improved Company performance, as an executive's annual cash incentive award is included in the covered pay for the retirement calculation, an additional year of service and a one year increase in age. A large portion of the increase this year was also due to a change in the discount rate used to value the plan for financial reporting purposes. A significantly lower discount rate was used for the SEBP's year-end 2012 valuation due to the level of interest rates as of December 31, 2012 and the relatively short time horizon over which the SEBP's benefits are expected to be paid. The remaining three participants are expected to retire in the next decade, and more than 50% of the SEBP's liability will be paid during that period as lump sum distributions.

ADDITIONAL EXECUTIVE COMPENSATION POLICIES AND PRACTICES

2012 "Say-on-Pay" Advisory Vote on Executive Compensation

Moody's provided stockholders a "say-on-pay" advisory vote to approve its executive compensation in 2012 in accordance with Section 14A of the Exchange Act. At Moody's 2012 annual meeting, stockholders expressed substantial support for the compensation of our NEOs, with approximately 98% of the votes cast for approval of our executive compensation. The Committee evaluated the results of the 2012 advisory vote and believes the strong shareholder support signals approval of the current pay programs in place at Moody's. The Committee also considers many other factors in evaluating Moody's executive compensation programs as discussed in this

Compensation Discussion and Analysis, including the Committee's assessment of the interaction of our compensation programs with our corporate business objectives, evaluations of our programs by the Committee's external consultant, and review of peer group data, each of which is evaluated in the context of the Committee's fiduciary duty to act as the directors determine to be in stockholders' best interests. While each of these factors bore on the Committee's decisions regarding our NEOs' compensation, the Committee did not make any changes to our executive compensation program and policies as a result of the 2012 "say-on-pay" advisory vote.

Clawback Policy

The Board has the right to make retroactive adjustments to any annual cash incentive awards granted after July 28, 2008 or performance shares granted after January 1, 2010, where payment or settlement of any such award was predicated upon the achievement of specified financial results and those results must later be revised. Where the results are revised by reason of a significant or material restatement, recoupment can be sought against executive officers, as defined in accordance with SEC rules; where the results are revised by reason of a restatement resulting from fraud or other misconduct, recoupment can be sought against the person engaging in such misconduct, as well as against any executive officer. The value with respect to which recoupment may be sought shall be determined by the Board. The Committee will continue to review the Company's clawback policy as new SEC rules are adopted.

Employment Agreements

Moody's does not enter into employment agreements with its U.S. executives, including Messrs. McDaniel, Almeida and Goggins and Ms. Huber. All of the Company's U.S. executives are "at will" employees. Moody's Investors Service Limited entered into a statutorily required employment agreement with Mr. Madelain on August 28, 1996.

Severance Policy

Moody's provides severance benefits to NEOs under the Moody's Career Transition Plan (the "Moody's Career Transition Plan" or "CTP") and the Moody's Corporation Change in Control Severance Plan (the "Moody's Corporation Change in Control Severance Plan" or the "CICP"), each of which is described below.

Career Transition Plan

All NEOs in the U.S. participate in the CTP, an ERISA-based plan that is available to all employees. The NEOs do not receive any severance benefits outside those provided under the CTP. The CTP is designed to compensate eligible employees in the following situations:

- where there has been a reduction in the Company's workforce or elimination of specific jobs;
- where the individual's job performance has not met expectations (but does not involve a basis for terminating his performance for cause); or
- where the Company has agreed with an individual that it is in the mutual best interests of the parties to sever the employment relationship.

While having such a plan in place is in the best long-term interest of stockholders, the plan is not designed to reward individuals who have not performed to expectations or who have engaged in conduct that is detrimental to the Company and its stockholders, and the plan contains provisions to safeguard against this.

Moody's believes that these payment arrangements are similar to the general practice among the Company's peer group, although it has not benchmarked the severance practices of Moody's peer companies.

Change in Control Arrangements

On December 14, 2010, the Board of Directors approved the adoption of the CICP. The purpose of the CICP is to offer its participants, which include the Company's executive officers and other key employees selected by the Committee, protection in the event of a termination of employment in connection with a Change in Control (as defined in the CICP). The CICP has been adopted to enhance the alignment of the interests of management and stockholders by allowing executives to remain objective when facing the prospect of a sale and potential job elimination. Under the CICP, participants are entitled to severance benefits triggered only if a participant's employment is terminated within 90 days prior to or two years following a change in control of the Company by the Company or its successor without Cause, or by the participant for Good Reason (both terms as defined in the CICP) (i.e., a "double-trigger"). For the CEO, severance benefits under the CICP consist of a lump sum cash payment equal to three times the sum of his base salary and target annual incentive for the year of termination, plus three years of continued coverage under the Company's medical and dental insurance plans. For other executives, including the other NEOs, the severance benefits consist of a lump sum cash payment equal to two times the sum of their base salaries and target annual incentives, plus two years of continued medical and dental coverage. Executive officers are not entitled to receive (either under the CICP or any other arrangement) an excise tax gross-up with respect to change in control benefits.

Stock Ownership Guidelines

In July 2004, Moody's adopted stock ownership guidelines for its executives, including the NEOs, and its non-management directors, encouraging them to acquire and maintain a meaningful stake in the Company. These guidelines were revised in February 2008 and again in July 2012 to reflect new management structures. Moody's believes that these guidelines encourage its executive officers to act as owners, thereby better aligning the executives' interests with those of the Company's stockholders.

- The guidelines are intended to satisfy an individual's need for portfolio diversification, while ensuring an ownership level sufficient to assure stockholders of the individual's commitment to value creation.
- Executive officers are expected, within five years of appointment to officer level, to acquire and hold shares of the Company's Common Stock equal in value to a specified multiple of their base salary (which varies based on position). Ownership is expected to be increased in line with base salary increases.
- The current ownership level multiples, as adjusted in 2012, are: (i) six times base salary for the CEO, (ii) three times base salary for the remaining Named Executive Officers, as well as all direct reports of the CEO, (iii) one times base salary for the remaining officers subject to the guidelines, and (iv) five times the annual cash retainer for non-management directors.
- Restricted shares and shares owned by immediate family members or through the Company's tax-qualified savings and retirement plans count toward satisfying the guidelines.
- Stock options, whether vested or unvested, do not count toward satisfying the guidelines.
- Unearned performance shares do not count toward satisfying the guidelines.
- In 2012, a "hold until met" requirement was added to the guidelines for all individuals subject to the stock ownership guidelines. This requires executives to hold 75% of net shares that they are awarded until their ownership multiple is met, including when an executive's holdings no longer satisfy the required ownership multiple due to a decline in stock price.

As of December, 31, 2012, each of the NEOs was in compliance with the guidelines. The guidelines for an individual executive officer may be suspended at the discretion of the Board of Directors in situations that it deems appropriate.

Anti-Hedging and Anti-Pledging Policy

All executive officers and directors are subject to a securities trading policy under which they are prohibited from entering into the following transactions with respect to Moody's securities, including any publicly traded securities of a Moody's subsidiary:

- making "short sales" of Moody's securities;
- engaging in speculative transactions or entering into any transaction (including purchasing forward contracts, equity swaps, puts or calls) that are designed to offset any decrease in market value of ,or otherwise hedge, Moody's securities; and
- pledging Moody's securities through margin accounts.

Tax Deductibility Policy

Section 162(m) of the Tax Code limits income tax deductibility of compensation in excess of $1 million that is paid to any employee who, as of the close of the taxable year ,was the CEO or, whose total direct compensation is required to be reported to stockholders under the Exchange Act by reason of such employee being among the three highest compensated executive officers for the taxable year (other than the CEO and CFO), except to the extent the compensation qualifies as "performance-based" as defined under the income tax regulations. Stock options awarded under the Company's stockholder-approved stock incentive plans are intended to be performance-based for purposes of the federal income tax laws, and any amounts required to be included in an executive's income upon the exercise of options are not expected to count toward the $1 million limitation. The performance shares awarded by the Company are likewise intended to qualify as performance-based compensation and therefore be fully tax deductible. Similarly, bonuses under Moody's annual cash incentive plan are intended to qualify as performance-based compensation. For other compensation to be performance-based under the regulations, it must be contingent on the attainment of performance goals the material terms of which are approved by stockholders and the specific objectives of which are established by, and attainment of which objectives are certified by, a committee of the Board which consists entirely of non-employee directors.

While Moody's generally seeks to ensure the deductibility of the incentive compensation paid to the Company's executives, the Committee intends to retain the flexibility necessary to provide cash and equity compensation in line with competitive practice. In addition, there are ambiguities in how the conditions to qualifying as "performance-based" will be interpreted and administered under the income tax regulations, so that amounts that Moody's intends or expects to qualify as deductible may not so qualify. Accordingly, there is no certainty that elements of compensation discussed in this proxy statement will in fact be deductible.

SUMMARY COMPENSATION TABLE

The following table sets forth, for the years ended December 31, 2012, 2011 and 2010, the total compensation of the Company's Named Executive Officers. The Named Executive Officers for 2012, 2011 and 2010 include Moody's Principal Executive Officer, its Principal Financial Officer, and the three most highly compensated executive officers of the Company (other than the Principal Executive Officer and Principal Financial Officer) who were serving as executive officers at the end of the last completed fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Raymond W. McDaniel	2012	$974,000	—	$1,949,998	$1,300,006	$2,502,110	$5,074,400	$53,840	$11,854,354
President and Chief	2011	954,800	—	1,380,010	1,379,995	2,375,400	5,755,706	71,131	11,917,042
Executive Officer	2010	936,000	—	1,380,000	920,003	2,643,600	3,256,441	10,800	9,146,844
Linda S. Huber	2012	568,000	—	688,185	458,803	995,400	1,011,341	29,000	3,750,729
Executive Vice President	2011	546,300	—	655,508	436,995	952,000	902,700	41,597	3,535,100
and Chief Financial Officer	2010	530,400		970,002	379,997	1,054,500	625,637	8,772	3,569,308
Michel Madelain(7)	2012	507,049	—	610,192	406,793	1,015,562	—	62,412	2,602,008
President and COO of	2011	465,955	—	540,000	360,004	738,008	—	53,733	2,157,700
Moody's Investors Service	2010	458,143	—	810,008	300,002	736,353	—	46,092	2,350,598
Mark E. Almeida	2012	497,000	—	581,389	387,598	674,300	206,689	22,721	2,369,697
President of Moody's	2011	477,500	—	510,830	340,557	730,900	321,628	33,188	2,414,603
Analytics	2010	463,500	—	785,692	283,799	736,000	153,817	8,109	2,430,917
John J. Goggins	2012	468,000	—	407,413	271,594	676,600	1,117,924	21,583	2,963,114
Executive Vice President	2011	443,658	—	388,149	258,761	583,100	1,096,407	31,138	2,801,213
and General Counsel	2010	416,000	—	697,506	224,999	664,200	581,733	8,125	2,592,563

(1) The amounts reported in the Bonus column represent discretionary bonuses paid to the Named Executive Officers. Payments under the Company's annual cash incentive program are reported in the Non-Equity Incentive Plan Compensation column.

(2) The amounts shown in the Stock Awards column represent the full grant date fair market value of performance share grants made in 2012 and 2011 and restricted stock and performance share grants made in 2010. Amounts reported for 2010 for the Named Executive Officers other than the CEO include a special one-time restricted stock retention grant awarded in September 2010. The full grant date fair value is based on the fair market value of the stock, which is defined as the arithmetic mean of the high and low prices of the Common Stock. All grants of performance shares and restricted stock were made under the Company's 2001 Key Employees' Stock Incentive Plan (as amended and restated on December 15, 2009, the "2001 Stock Incentive Plan"). There were no restricted stock grants made to the NEOs in 2012 and 2011.

On February 13, 2012, the fair market value of the Common Stock was $38.61 and the following grants of performance shares of Common Stock were received by Mr. McDaniel—50,505, Ms. Huber—17,824 shares, Mr. Madelain—15,804 shares, Mr. Almeida—15,058 shares, and Mr. Goggins—10,552 shares. These performance share awards are subject to performance metrics of EBITDA, MA's sales growth and MIS's ratings accuracy performance during the three calendar year period ending December 31, 2014. Because the achievement or non-achievement of these performance metrics depends upon the occurrence of future events, the actual final payout of these performance share awards are not known at this time. As such, the total grant date fair value of the performance shares is calculated using the target number of shares underlying these awards and the per share grant date price on the date of grant of $38.61. No cash dividends will be paid when the underlying shares vest.

At maximum achievement, the grant date fair value of the awards would have been 225% of the amount reported for each executive, or for Mr. McDaniel—$4,387,496, Ms. Huber—$1,548,416, Mr. Madelain—$1,372,932, Mr. Almeida—$1,308,125, and Mr. Goggins—$916,679. With respect to the shares of restricted stock granted to the NEOs in 2010, subject to continued employment, one-fourth of the shares vested or will vest on the first trading day in each of March of 2011, 2012, 2013 and 2014. The 2001 Stock Incentive Plan provides that a grant outstanding for at least one year vests in full upon the grantee's retirement. Cash dividends will be accumulated and paid, without interest, when the underlying shares vest.

(3) The amounts shown in the Option Awards column represent the full grant date fair value of non-qualified options granted in each year indicated. The February 13, 2012 grant date fair value for stock options is based on the Black-Scholes option valuation model, applying the following assumptions: a stock price of $38.61; a stock-price volatility factor of 43.5%; a risk-free rate of return of 1.55%; a dividend yield of 1.66%; and an expected time of exercise of 7.4 years from the date of grant. The February 8, 2011 grant date fair value for stock options is based on the Black-Scholes option valuation model, applying the following assumptions: a stock price of $30.01; a stock-price volatility factor of 40.85%; a risk-free rate of return of 3.34%; a dividend yield of 1.53%; and an expected time of exercise of 7.6 years from the date of grant. The February 9, 2010 grant date fair value for stock options is based on the Black-Scholes option valuation model, applying the following assumptions: a stock price of $26.78; a stock-price volatility factor of 44.0%; a risk-free rate of return of 2.73%; a dividend yield of 1.57%; and an expected time of exercise of 5.9 years from the date of grant. The Black-Scholes model is premised on the immediate exercisability and transferability of the options, neither of which applies to the options set out in the table above. The actual amounts realized, if any, will depend on the extent to which the stock price exceeds the option exercise price at the time the option is exercised.

(4) The amounts reported in the Non-Equity Incentive Plan Compensation column represent the amounts earned by the Named Executive Officers for 2012, 2011 and 2010 under the Company's annual cash incentive program. The amounts for 2012, 2011 and 2010 were actually paid on March 5, 2013, March 6, 2012 and March 4, 2011, respectively. For a description of this program, see "Annual Cash Incentives" in the CD&A on page 42.

(5) The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column represent the aggregate change during 2012 in the actuarial present value of the Named Executive Officers' accumulated benefits under the Company's Retirement Account, Pension Benefit Equalization Plan, and SEBP. For a description of these plans, see the Pension Benefits Table on page 61. The change in the actuarial present value year over year is largely driven by the impact on the SEBP component of the following variables: one additional year of service and pay; one less year of discounting in the present value calculation; and annual assumption changes (such as the discount rate or mortality assumption). In addition to these typical factors that affect the actuarial present values from one year to the next, plan changes can also have an impact. The PBEP and SEBP plans comply with Section 409A of the Internal Revenue Code. SEBP participants elected either an annuity or a lump sum form of payment that will apply at retirement, and the PBEP was amended so it will automatically provide lump sum distributions to terminated participants at the later of age 55 or six months following termination from Moody's. The SEBP was closed as of January 1, 2008 to new participants and the only NEO's who participate in the plan are Mr. McDaniel, Ms. Huber and Mr. Goggins. These amounts do not include any non-qualified deferred compensation earnings as there were no above market earnings for the NEO's in Moody's Deferred Compensation Plan.

(6) The amounts reported in the All Other Compensation column comprise the following compensation items:

Name	Year	Perquisites and Other Personal Benefits (a)	Company Contributions to Vested Defined Contribution Plans(b)	Dividends or Other Earnings Paid on Stock Awards(c)	Termination Benefits	Total
Raymond W. McDaniel	2012	—	$46,869	$6,971	—	$53,840
Linda S. Huber	2012	—	23,417	5,583	—	29,000
Michel Madelain	2012	$15,124	44,054	3,234	—	62,412
Mark E. Almeida	2012	—	18,870	3,851	—	22,721
John J. Goggins	2012	—	17,630	3,953	—	21,583

(a) For all the NEOs except Michel Madelain, perquisites and other personal benefits provided in fiscal 2012 were, in the aggregate, less than $10,000 per individual. For Michel Madelain, the perquisite amounts represents a car allowance (as is the practice in the UK for executive officers) paid in British pounds sterling. An exchange rate of 1.6262 from the Federal Reserve Bank as of December 31, 2012 was used to calculate the 2012 U.S. dollar amount.

(b) These amounts represent the aggregate annual Company contributions to the accounts of the Named Executive Officers under the Company's Profit Participation Plan and the non-qualified Deferred Compensation Plan in the United States. The Profit Participation Plan and the Deferred Compensation Plan are tax-qualified defined contribution plans. The amount described with respect to Mr. Madelain was contributed by the Company's subsidiary in the UK to the Moody's Group Personal Pension Plan. An exchange rate of 1.6262 from The Federal Reserve Bank as of December 31, 2012 was used to calculate the U.S. dollar amount.

(c) These amounts represent dividend equivalents paid on restricted stock awards that vested during 2012, 2011 and 2010.

(7) Mr. Madelain's compensation figures are shown in the table in U.S. dollars. However, certain elements of his compensation was paid in British pounds sterling. An exchange rate of 1.6262 from The Federal Reserve Bank as of December 31, 2012 was used to calculate the 2012 U.S. dollar amount.

GRANTS OF PLAN-BASED AWARDS TABLE FOR 2012

The following table sets forth, for the year ended December 31, 2012, information concerning each grant of an award made to the Company's Named Executive Officers in 2012 under any plan.

Name	Grant Date	Authorization Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			All Other Option Awards: Number of Shares of Stock or Units(4) (#)	Exercise or Base Price of Option Awards(5) ($/Sh)	Closing Price on Day of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards(6)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Raymond W. McDaniel	2/13/2012	12/12/2011				12,626	50,505	113,636				$1,949,998
	2/13/2012	12/12/2011							85,809	$38.61	$38.71	1,300,006
	N/A		365,000	1,460,000	2,920,000							
Linda S. Huber	02/13/2012	12/12/2011				4,456	17,824	40,104				688,185
	02/13/2012	12/12/2011							30,284	$38.61	$38.71	458,803
	N/A		153,250	613,000	1,226,000							
Michel Madelain	02/13/2012	12/12/2011				3,951	15,804	35,559				610,192
	02/13/2012	12/12/2011							26,851	$38.61	$38.71	406,793
	N/A		133,633	534,532	1,069,064							
Mark E. Almeida	02/13/2012	12/12/2011				3,765	15,058	33,881				581,389
	02/13/2012	12/12/2011							25,584	$38.61	$38.71	387,598
	N/A		125,250	501,000	1,002,000							
John Goggins	02/13/2012	12/12/2011				2,638	10,552	23,742				407,413
	02/13/2012	12/12/2011							17,927	$38.61	$38.71	271,594
	N/A		93,750	375,000	750,000							

(1) The Governance and Compensation Committee authorized the grant of stock options and performance shares for 2012 on December 12, 2011, to be effective on February 13, 2012, the third trading day following the date of the public dissemination of the Company's financial results for 2011.

(2) These cash incentive awards were granted in 2012 under the Company's annual cash incentive program. The Governance and Compensation Committee established performance metrics for operating income and EPS growth that determine the aggregate funding of the program. The Governance and Compensation Committee considers other factors including individual performance when determining the final award amounts for annual incentive awards. For additional information on the annual cash incentive program, see the CD&A beginning on page 37. These awards were earned during 2012 and are paid in March 2013.

(3) These performance share awards were granted in 2012 under the Company's 2001 Stock Incentive Plan. The Governance and Compensation Committee determined the target performance share amounts and set performance measures over the three-year performance period ending December 31, 2014. For Mr. McDaniel, Ms. Huber and Mr. Goggins, performance is based on EBITDA, MA's sales growth and MIS's ratings accuracy performance. For Mr. Madelain, performance is based on EBITDA and MIS's ratings accuracy performance. For Mr. Almeida, performance is based on EBITDA and MA's sales growth. At maximum achievement, the grant date fair value of the awards would have been 225% of the amount reported for each executive, or for Mr. McDaniel—$4,387,496, Ms. Huber—$1,548,416, Mr. Madelain—$1,372,932, Mr. Almeida—$1,308,125, and Mr. Goggins—$916,679.

(4) These stock option awards were made under the Company's 2001 Stock Incentive Plan. They vest in four equal annual installments beginning on the first anniversary of the date of grant, February 13, 2013 and expire on February 13, 2022.

(5) The exercise price of these awards is equal to the arithmetic mean of the high and low market price of the Company's Common Stock on the grant date.

(6) The February 13, 2012 grant date fair value for stock options is based on the Black-Scholes option valuation model, applying the following assumptions; an expected stock-price volatility factor of 43.5%; a risk-free rate of return of 1.55%; a dividend yield of 1.66%; and an expected time of exercise of 7.4 years from the date of grant. The Black-Scholes model is premised on the immediate exercisability and transferability of the options, neither of which applies to the options set out in the table above. The actual amounts realized, if any, will depend on the extent to which the stock price exceeds the option exercise price at the time the option is exercised.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE FOR 2012

The following table sets forth information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each of the Company's Named Executive Officers outstanding as of December 31, 2012. The market value of the shares that have not vested is based on the closing market price of the Company's Common Stock on December 31, 2012 on the New York Stock Exchange.

	Option Awards(1)						Stock Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)	Grant Date
Raymond W. McDaniel	165,000	0		32.4075	02/09/2004	02/09/2014			45,985	2,313,965	02/08/2011
	167,500	0		41.6875	02/22/2005	02/22/2015			50,505	2,541,412	02/13/2012
	114,223	0		63.0900	02/08/2006	02/08/2016					
	102,800	0		72.7150	02/12/2007	02/12/2017					
	185,000	0		38.0700	02/12/2008	02/12/2018					
	135,647	45,216		25.3700	02/10/2009	02/10/2019					
	44,146	44,146		26.7800	02/09/2010	02/09/2020					
	27,710	83,133		30.0100	02/08/2011	02/08/2021					
	0	85,809		38.6100	02/13/2012	02/13/2022					
Linda S. Huber	66,667	0		44.9850	07/01/2005	07/01/2015	8,842	444,929			09/07/2010
	45,000	0		63.0900	02/08/2006	02/08/2016			21,843	1,099,140	02/08/2011
	44,500	0		72.7150	02/12/2007	02/12/2017			17,824	896,904	02/13/2012
	85,000	0		38.0700	02/12/2008	02/12/2018					
	66,510	22,171		25.3700	02/10/2009	02/10/2019					
	18,234	18,234		26.7800	02/09/2010	02/09/2020					
	8,775	26,325		30.0100	02/08/2011	02/08/2021					
	0	30,284		38.6100	02/13/2012	02/13/2022					
Michel Madelain	8,573	0		32.4075	02/09/2004	02/09/2014	7,958	400,447			09/07/2010
	25,460	0		41.6875	02/22/2005	02/22/2015			17,994	905,458	02/08/2011
	13,625	0		63.0900	02/08/2006	02/08/2016			15,804	795,257	02/13/2012
	12,750	0		72.7150	02/12/2007	02/12/2017					
	62,500	0		38.0700	02/12/2008	02/12/2018					
	52,509	17,503		25.3700	02/10/2009	02/10/2019					
	14,395	14,396		26.7800	02/09/2010	02/09/2020					
	7,229	21,687		30.0100	02/08/2011	02/08/2021					
	0	26,851		38.6100	02/13/2012	02/13/2022					
Mark E. Almeida	33,000	0		32.4075	02/09/2004	02/09/2014	7,958	400,447			09/07/2010
	36,850	0		41.6875	02/22/2005	02/22/2015			17,022	856,547	02/08/2011
	25,000	0		63.0900	02/08/2006	02/08/2016			15,058	757,719	02/13/2012
	22,750	0		72.7150	02/12/2007	02/12/2017					
	62,500	0		38.0700	02/12/2008	02/12/2018					
	49,008	16,336		25.3700	02/10/2009	02/10/2019					
	13,618	13,618		26.7800	02/09/2010	02/09/2020					
	6,838	20,516		30.0100	02/08/2011	02/08/2021					
	0	25,584		38.6100	02/13/2012	02/13/2022					
John J. Goggins	46,500	0		32.4075	02/09/2004	02/09/2014	7,958	400,447			09/07/2010
	43,550	0		41.6875	02/22/2005	02/22/2015			12,934	650,839	02/08/2011
	24,500	0		63.0900	02/08/2006	02/08/2016			10,552	530,977	02/13/2012
	24,250	0		72.7150	02/12/2007	02/12/2017					
	50,000	0		38.0700	02/12/2008	02/12/2018					
	39,381	13,128		25.3700	02/10/2009	02/10/2019					
	10,796	10,797		26.7800	02/09/2010	02/09/2020					
	5,196	15,588		30.0100	02/08/2011	02/08/2021					
	0	17,927		38.6100	02/13/2012	02/13/2022					

(1) Option awards are exercisable in four equal, annual installments beginning on the first anniversary of the date of grant. The grant date for options is ten years earlier than the Option Expiration Date reported in the table.

(2) For the restricted stock grant made in September 2010, the awards vest in four equal annual installments on the first trading day in March in each of the years 2011, 2012, 2013 and 2014. For the restricted stock grants made on February 12, 2007, subject to the Named Executive Officer's continued employment through each vesting date, the vesting of these restricted stock awards in any one year generally depends on the financial performance of the Company. Twenty-five percent of the total number of shares subject to an award represents the "Target Shares" for each vesting year. If the Company's annual operating income growth in any one year is (i) less than 10%, then 50% of the Target Shares will vest; (ii) between 10% and 15% (inclusive), then 100% of the Target Shares will vest; and (iii) greater than 15%, then 150% of the Target Shares will vest. Notwithstanding the possibility of accelerated vesting in any year of operating income growth greater than 15%, no more than 100% of the initial award will vest, and all shares will vest in full, if not previously vested, five years from the grant date, subject to the Named Executive Officer's continued employment through such date, regardless of whether the specified performance goals have been achieved.

(3) Value is calculated based on the closing price of the Common Stock on December 31, 2012, $50.32.

(4) Represents performance share awards that pay out subject to the attainment of performance objectives and vesting requirements measured over a three-year period. The performance shares granted on February 8, 2011 pay out in March 2014 for the performance period ending December 31, 2013, and the performance shares granted on February 13, 2012 pay out in March 2015 for the performance period ending December 31, 2014.

OPTION EXERCISES AND STOCK VESTED TABLE FOR 2012

The following table sets forth information concerning the number of shares of Common Stock acquired and the value realized upon the exercise of stock options and the number of shares of Common Stock acquired and the value realized upon vesting of restricted stock awards during 2012 for each of the Company's Named Executive Officers on an aggregated basis. In the case of stock options, the value realized is based on the market price of the Company's Common Stock on the New York Stock Exchange at the time of exercise and the option exercise price; in the case of restricted stock awards, the value realized is based on the average high and low market price of the Company's Common Stock on the New York Stock Exchange on the vesting date.

	Option Awards		Stock Awards (1)	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Raymond W. McDaniel	212,000	$3,871,502	95,087	$4,611,911
Linda S. Huber	—	—	43,937	2,085,993
Michel Madelain	11,789	220,837	28,274	1,350,363
Mark E. Almeida	46,000	1,147,866	33,249	1,585,698
John J. Goggins	64,000	1,646,880	27,131	1,278,463

(1) The figures shown in the Stock Awards columns include both restricted stock and performance shares that vested in 2012. The performance shares were granted in 2010, vested on December 31, 2012, but will not be distributed to recipients until March 1, 2013. The "Value Realized on Vesting" is calculated using a vesting price of $49.90, which is the average of the high and low market price of the Company's Common Stock on the New York Stock Exchange on the vesting date. The actual value of the awards on the distribution date of March 1, 2013 may vary.

PENSION BENEFITS TABLE FOR 2012

The following table sets forth information with respect to each defined benefit pension plan that provides for payments or other benefits to the Named Executive Officers at, following, or in connection with retirement.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit at 12/31/11 ($)	Payments During Last Fiscal Year ($)
Raymond W. McDaniel . .	Retirement Account	24.5000	$ 456,613	—
	Pension Benefit Equalization Plan	24.5000	2,914,622	—
	Supplemental Executive Benefit Plan	25.8333	23,644,387	—
Linda S. Huber	Retirement Account	6.5833	124,358	—
	Pension Benefit Equalization Plan	6.5833	473,780	—
	Supplemental Executive Benefit Plan	7.6667	2,764,367	—
Michel Madelain(2)	Moody's Group Personal Pension Plan	—	—	—
Mark E. Almeida	Retirement Account	23.5000	408,783	—
	Pension Benefit Equalization Plan	23.5000	864,195	—
	Supplemental Executive Benefit Plan	—	—	—
John J. Goggins	Retirement Account	12.8333	226,272	—
	Pension Benefit Equalization Plan	12.8333	509,197	—
	Supplemental Executive Benefit Plan	13.9167	3,587,419	—

(1) The credited service for the Retirement Account and the PBEP is based on service from the date the individual became a participant in the plan. Individuals become participants in the plan on the first day of the month coincident with or next following the completion of one year of service. The SEBP provides credited service from an individual's date of hire with Moody's. For Messrs. McDaniel and Almeida, the date of participation in the Retirement Account is based on an earlier plan provision that provided for individuals to become participants on the January 1 or July 1 following the completion of one year of service.

(2) The Company provides retirement benefits to the NEOs under three defined benefit pension plans, except for Michel Madelain, who is not a U.S. employee. As reflected in footnote (6) to the Summary Compensation Table, an amount was contributed by the Company's subsidiary in the UK to the Moody's Group Personal Pension Plan on Mr. Madelain's behalf. Using an exchange rate of 1.6262 from the Federal Reserve Bank as of December 31, 2012, the amount contributed was $44,054 in 2012.

The PBEP and SEBP plans comply with Section 409A of the Internal Revenue Code. SEBP participants elected either an annuity or a lump sum form of payment that will apply at retirement, and the PBEP was amended so it will automatically provide lump sum distributions to terminated participants at the later of age 55 or six months following termination from Moody's.

The Company provides retirement benefits to the Named Executive Officers under three defined benefit pension plans, except for Mr. Madelain, who is not a U.S. employee: the Retirement Account, the PBEP and the SEBP. The Retirement Account is a broad-based tax-qualified defined benefit pension plan. The PBEP is a non-tax-qualified defined benefit pension plan that restores benefits to participants that would otherwise be lost under the Retirement Account due to limitations under the federal income tax laws on the provision of benefits under tax-qualified defined benefit pension plans. The Retirement Account, together with the PBEP, provides retirement income based on a percentage of annual compensation. The SEBP is a non-tax-qualified supplemental executive retirement plan that provides more generous benefits than the PBEP for designated senior executive officers of the Company. An amount was contributed by the Company's subsidiary in the UK to the Moody's Group Personal Pension Plan, described below, on Mr. Madelain's behalf.

None of the continuing Named Executive Officers are currently eligible for early retirement under any of the Company's defined benefit pension plans.

The assumptions made in computing the present value of the accumulated benefits of the Named Executive Officers, except as described in the following sentence, are incorporated herein by reference to the discussion of those assumptions under the heading "Pension and Other Post-Retirement Benefits" in the Management's Discussion and Analysis and Note 11 to the financial statements as contained in the Company's Annual Report on Form 10-K filed with the Commission on February 25, 2013. The assumed retirement age used in computing the present value of the accumulated benefits of the Named Executive Officers was age 65 in the case of the Retirement Account, age 65 in the case of the PBEP, and age 55 in the case of the SEBP.

The material terms in effect in 2012 of the Retirement Account, the PBEP, the SEBP and Moody's Group Personal Pension Plan are described below. Each of these plans was amended and restated effective as of January 1, 2008. Therefore, future benefit accruals made under these plans will be subject to revised terms.

Moody's Corporation Retirement Account

All U.S. employees hired prior to January 1, 2008 and who have been continuously employed are eligible to participate in the Retirement Account after attaining age 21 and completing one year of service with the Company. Participants earn one month of credited service for each month or fraction thereof from the date they become eligible to participate in the plan. The Retirement Account is a cash balance plan providing benefits that grow monthly as hypothetical account balances, which are credited with interest and pay-based credits. Interest credits are based on a 30-year Treasury interest rate equivalent with a minimum compounded annual interest rate of 4.5%. Pay-based credits are amounts allocated to each participant's hypothetical account based upon a percentage of monthly pensionable compensation. The percentage of compensation allocated annually ranges from 3% to 12.5%. Each participant's pay-based credit percentage is based on their attained age and credited service. Compensation is based on actual earnings which include base salary, regular bonus (or annual incentive award), overtime and commissions. Severance pay, contingent payments and other forms of special remuneration are excluded.

Participants vest in their benefits after completing three years of service with the Company. Upon termination of employment, a participant may elect to receive an immediate lump sum distribution equal to 50% of his cash balance account. The remaining 50% of the cash balance account must be received in the form of an annuity upon retirement at age 55 or later. The normal retirement age under the Retirement Account is age 65, but participants who have attained age 55 with at least 10 years of service may elect to retire early. Upon retirement, participants can choose among the various actuarially equivalent forms of annuities offered under the plan.

Moody's Corporation Pension Benefit Equalization Plan

The PBEP is a non-tax-qualified defined benefit pension plan that restores benefits to participants whose pensionable compensation exceeds the limitations under the federal income tax laws on the provision of benefits under tax-qualified defined benefit pension plans. For 2012, this limitation was $250,000. The provisions of the PBEP are the same as those of the Retirement Account except for the form of payment which must be as a lump sum. Upon attaining age 55 with at least 10 years of service, participants may elect to retire. The PBEP was amended as of January 1, 2008 to provide that any participant who is an active employee of the Company or any subsidiary after December 31, 2004 shall receive all of his benefits under the PBEP in a lump sum on the six month anniversary of his separation from service with the Company or a subsidiary.

Moody's Corporation Supplemental Executive Benefit Plan

The SEBP is closed to new participants and the only Named Executive Officers participating in the plan are Mr. McDaniel, Ms. Huber and Mr. Goggins. The SEBP is a non-tax-qualified defined benefit pension plan designed to ensure the payment of a competitive level of retirement income and disability benefits to participants.

Historically, a key management employee of the Company who was deemed to be responsible for the management, growth, or protection of the Company's business, and who was designated in writing by the Chief Executive Officer and approved by the Governance and Compensation Committee was eligible to participate in the plan on the effective date of his designation. The target retirement benefit for a participant is equal to 2% of average final compensation for each year of credited service up to 30 years of credited service, for a maximum benefit of 60% of average final compensation. This target benefit is offset by other pension benefits earned under the Retirement Account and PBEP, as well as benefits payable from Social Security and other pension benefits payable by the Company.

Participants earn one month of credited service for each month or fraction thereof that they are employed by the Company. Eligible compensation includes base salary, annual incentive awards, commissions, lump sum payments in lieu of foregone merit increases, "bonus buyouts" as the result of job changes, and any portion of such amounts voluntarily deferred or reduced by the participant under any Company employee benefit plan. Average final compensation is the highest consecutive 60 months of eligible compensation in the last 120 months of employment.

The SEBP also provides a temporary disability benefit in the event of a participant's total and permanent disability. This disability benefit is equal to 60% of the 12 months of compensation earned by the participant immediately prior to the date of disability. The disability benefit is offset by any other disability income and/or pension income the participant is already receiving. Payment of the temporary disability benefit continues during the participant's period of disability, but no later than age 65. During the period of total and permanent disability, a participant continues to earn credited service for retirement purposes.

Participants vest in their benefits after completing five years of service with the Company. Benefits are payable at the later of age 55 or termination of employment. For participants who terminate their employment prior to attaining age 55, benefits must commence at age 55 and their SEBP benefit will be reduced by 60% for early retirement. If a participant or vested former participant retires directly from the Company after age 55 and before age 60 without the Company's consent, his retirement benefit is reduced by 3% for each year or fraction thereof that retirement commences prior to reaching age 60. If a participant retires directly from the Company on or after age 55 with the Company's consent, benefits are not reduced for commencement prior to age 60.

The normal form of payment under the SEBP is a single-life annuity for non-married participants or a fully subsidized 50% joint and survivor annuity for married participants. Participants may receive up to 100% of their benefit in the form of a lump-sum distribution.

The SEBP was amended January 1, 2008 in order to reflect the requirements of Section 409A of the Internal Revenue Code.

Moody's UK Group Personal Pension Plan

The Group Personal Pension Plan (the "GPPP") enables employees in the United Kingdom to contribute to a pension arrangement. The GPPP is a collection of individual pension policies. Each member has his or own individual pension policy within the GPPP and, if the employee changes jobs, the employee may be able to continue to contribute to the policy if he so wishes. Membership in the GPPP is voluntary and is offered to all employees of the Company's UK subsidiary ("Moody's UK") who are directly employed by Moody's UK, are between the ages of 18 and 65 and have completed three months of service. Moody's UK makes contributions representing a percentage of pensionable salary at a rate dependent upon the employee's age. The percentage increases as the employee's age approaches the retirement age of 65. Moody's UK will stop paying contributions to the GPPP when an employee leaves service, or on the date of contractual retirement, if earlier. As a condition to membership in the GPPP, an employee is required to make regular contributions of at least 3% of one's pensionable salary for the first two years of membership.

After an employee is a member of the GPPP for two years, the employee is not required to contribute personally to the GPPP in order to benefit from the contributions available from Moody's UK, but the employee may elect to pay personal contributions on a voluntary basis up to a maximum amount set forth in the GPPP which is dependent upon certain factors, including their earnings and the total amount already saved in pensions. Employee contributions qualify for full tax relief via a salary sacrifice arrangement called Pension Sense. Employees are not taxed on the contributions paid into the GPPP by Moody's UK either. They also receive beneficial tax treatment at retirement. It is anticipated that the Company will implement a new UK pension scheme in 2013 to comply with automatic enrollment and minimum contribution legislative requirements.

NONQUALIFIED DEFERRED COMPENSATION TABLE(1)

The following table sets forth information concerning the nonqualified deferred compensation of the Named Executive Officers in 2011.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Raymond W. McDaniel	—	—	$ 8,888	—	$104,403
Linda S. Huber	—	—	4,402	—	49,118
Michel Madelain	N/A	N/A	N/A	N/A	N/A
Mark E. Almeida	—	—	31,800	—	228,674
John J. Goggins	—	—	9,679	—	74,315

(1) Nonqualified deferred compensation earnings are included in the "Aggregate Earnings in Last Fiscal Year" column of this table. Company contributions to the accounts of the NEOs under the Company's nonqualified Deferred Compensation Plan also are reflected in column (b) of footnote (6) to the Summary Compensation Table. Contributions of $116,750 for Mr. Almeida and $38,668 for Mr. Goggins were reported as compensation in the Company's Summary Compensation Table for prior years.

Moody's Corporation Deferred Compensation Plan

Effective January 1, 2008, the Company implemented the Moody's Corporation Deferred Compensation Plan. Each year, employees expected to earn annual compensation in excess of the IRS compensation limit for allowable pre-tax deferrals into the Moody's Profit Participation Plan, are notified of their eligibility to participate in the DCP.

The primary purpose of the DCP is to allow these employees to continue pre-tax deductions into a nonqualified plan and receive the maximum company match on compensation which exceeds the IRS limits for allowable pre-tax deferrals into the Moody's Profit Participation Plan. A limited group of highly compensated senior management has the option of immediate deferral of up to 50% of base salary and/or bonus. However, the Company match only applies to deferrals in excess of the IRS limit on compensation. In addition, the Company will credit to the DCP employer contributions that would have been made to the Profit Participation Plan but for the application of the compensation limit.

Each participant may select one or more deemed investment funds offered under the DCP for the investment of the participant's account and future contributions. The deemed investment funds are substantially the same as the funds available in the Profit Participation Plan. The DCP is unfunded and no cash amounts are paid into or set aside in a trust or similar fund under the DCP. All amounts deducted from a participant's earnings, along with any Company contributions, are retained as part of the Company's general assets and are credited to the participant's bookkeeping account under the DCP. The value of a participant's account increases or decreases in value based upon the fair market value of the deemed investment funds as of the end of the year. The forms of distribution under the DCP are either a lump sum or an annuity after termination.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The information below reflects the amount of compensation that would become payable to each of the Named Executive Officers under certain existing plans and arrangements if the executive's employment had terminated under the specified circumstances or if there had been a change in control on December 31, 2012, given the named executive's compensation and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits that may be available to the executive prior to the occurrence of any termination of employment, including under exercisable stock options held by the executive, and benefits available generally to salaried employees, such as distributions under the Company's tax-qualified defined contribution plan and accrued vacation pay. In addition, in connection with any event including or other than those described below, the Company may determine to enter into an agreement or to establish an arrangement providing additional benefits or amounts, or altering the terms of benefits described below, as the Company determines appropriate. A "change in control" is defined as: (i) the date any one person, or more than one person acting as a group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of Moody's Corporation possessing 50 percent or more of the total voting power of the stock of Moody's Corporation, or (ii) the date a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election.

The actual amounts that would be paid upon a Named Executive Officer's termination of employment can be determined only at the time of such executive's separation from the Company. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's then current compensation.

Moody's Corporation Career Transition Plan

Each of the Company's Named Executive Officers currently participates in the Moody's Corporation Career Transition Plan. This plan generally provides for the payment of benefits if an eligible executive officer's employment terminates for one of several specified events: a reduction in force, a job elimination, unsatisfactory job performance (not constituting cause), or a mutually agreed upon resignation.

The CTP provides payments and benefits to individuals for what Moody's believes to be a reasonable period for them to find comparable employment. It also affords both Moody's and the individual the motivation to resolve any potential claims or other issues between the parties with finality, which helps minimize distractions for management and protect the interests of stockholders.

The plan does not cover employment terminations resulting from a unilateral resignation, a termination of employment for cause, a sale, merger, spin-off, reorganization, liquidation, or dissolution of the Company, or where the Named Executive Officer takes a comparable position with an affiliate of the Company. "Cause" means willful malfeasance or misconduct, a continuing failure to perform his duties, a failure to observe the material policies of the Company, or the commission of a felony or any misdemeanor involving moral turpitude. In the event of an eligible termination of employment, a Named Executive Officer may be paid 52 weeks of salary continuation (26 weeks if the executive officer is terminated by the Company for unsatisfactory performance), payable at the times the executive officer's salary would have been paid if employment had not terminated. For this purpose, salary consists of the Named Executive Officer's annual base salary at the time of termination of employment. In addition, the Named Executive Officer may receive continued medical, dental and life insurance benefits during the applicable salary continuation period, and will be entitled to such outplacement services during the salary continuation period as are being generally provided by the Company to its employees. In addition, the executive is entitled to receive any benefits that he or she otherwise would have been entitled to receive under Moody's retirement plans, although these benefits are not increased or accelerated.

Except in the case of a termination of employment by the Company for unsatisfactory performance, the Named Executive Officer also may receive:

- a prorated portion of the actual annual cash incentive for the year of termination of employment that would have been payable to the executive officer under the annual cash incentive plan in which the executive officer was participating at the time of termination, provided that the executive officer was employed for at least six full months during the calendar year of termination;
- financial planning and counseling services during the salary continuation period to the same extent afforded immediately prior to termination of employment.

The plan gives the Company's Chairman and Chief Executive Officer the discretion to reduce or increase the benefits otherwise payable to, or otherwise modify the terms and conditions applicable to, a Named Executive Officer (other than himself) under the plan. As a matter of policy, if Mr. McDaniel intended to increase the benefits payable, any such proposal would be reviewed by the Committee.

The receipt of any benefits under the plan is contingent upon the affected Named Executive Officer signing a severance and release agreement that prohibits him from engaging in conduct that is detrimental to the Company, such as working for certain competitors, soliciting customers or employees after employment ends, and disclosing confidential information, the disclosure of which would result in competitive harm to us. These provisions extend for the one-year period during which the Named Executive Officer would be receiving payments pursuant to the CTP.

The estimated payments and benefits payable to the Named Executive Officers assuming an event triggering payment under the CTP as of the last day of 2012 are reported in the discussion of Potential Payments Upon Termination or Change in Control beginning on page 65.

The estimated payments and benefits that would be provided to each Named Executive Officer still serving in that capacity under each circumstance that is covered by the Career Transition Plan are listed in the tables below.

Potential Payments and Benefits Upon a Termination of Employment by Reason of a Reduction in Force, Job Elimination, or a Mutually Agreed Upon Resignation(1)

Name	Salary Continuation ($)	Annual Cash Incentive ($)	Medical, Dental, and Life Insurance Benefits ($)	Out-Placement Services ($)	Total ($)
Raymond W. McDaniel	$974,000	$1,460,000	$14,241	$40,000	$2,488,241
Linda S. Huber	568,000	613,000	42	40,000	1,221,042
Michel Madelain	507,049	534,532	—	40,000	1,081,581
Mark E. Almeida	497,000	501,000	8,480	40,000	1,046,480
John J. Goggins	468,000	375,000	14,241	40,000	897,241

(1) For purposes of this analysis, the following assumptions were used:

- the date of termination of employment was December 31, 2012;
- each NEO's base salary was the amount as of December 31, 2012 and is continued for a period of 52 weeks; and
- each NEO's annual cash incentive is equal to 100% of the target amount under the annual cash incentive program.

Potential Payments and Benefits Upon a Termination of Employment by Reason of Unsatisfactory Job Performance (Not Constituting Cause)(1)

Name	Salary Continuation ($)	Medical, Dental, and Life Insurance Benefits ($)	Out-Placement Services ($)	Total ($)
Raymond W. McDaniel	$487,000	$7,121	$40,000	$534,121
Linda S. Huber	284,000	21	40,000	324,021
Michel Madelain	253,525	—	40,000	293,525
Mark E. Almeida	248,500	4,240	40,000	292,740
John J. Goggins	234,000	7,121	40,000	281,121

(1) For purposes of this analysis, the following assumptions were used:

- the date of termination of employment was December 31, 2012; and
- each NEO's base salary was the amount as of December 31, 2012 and is continued for a period of 26 weeks.

Moody's Corporation Change in Control Severance Plan

On December 14, 2010, the Board of Directors approved the adoption of the Moody's Corporation Change in Control Severance Plan (the "CICP"). The purpose of the CICP is to offer its participants, which include the Company's executive officers and other key employees selected by the Committee, protection in the event of a Change in Control (as defined in the CICP). The CICP has been adopted to enhance the alignment of the interests of management and stockholders by allowing executives to remain objective when facing the prospect of a sale and potential job elimination. The CICP has an initial two-year term that will automatically renew each year for an additional year, unless the Company determines not to renew the CICP beyond its then current term. Under the CICP, participants are entitled to severance benefits triggered only if a participant's employment is terminated within 90 days prior to or two years following a change in control of the Company by the Company or its successor without Cause, or by the participant for Good Reason (both terms as defined in the CICP). Severance benefits will not be payable if a participant is terminated for Cause or voluntarily resigns without Good Reason. For the CEO, severance benefits under the CICP consist of a lump sum cash payment equal to three times the sum of his base salary and target bonus for the year of termination, plus three years of continued coverage under the Company's medical and dental insurance plans. For other executives, including the other NEOs, the severance benefits consist of a lump sum cash payment equal to two times the sum of their base salaries and target annual incentives, plus two years of continued medical and dental coverage. Payment and retention of severance benefits under the CICP are contingent on the participant executing and not revoking a general release of claims against the Company and agreeing not to compete with the Company or solicit Company customers or employees for a period of two years following the date of the participant's termination of employment. The CICP became effective as of December 14, 2010.

Other Potential Payments Upon Termination of Employment

The Company's 2001 Stock Incentive Plan provides for vesting of outstanding stock options and restricted stock awards under certain circumstances as follows:

- in the event of the death or disability of a Named Executive Officer after the first anniversary of the date of grant of a stock option, the unvested portion of such stock option will immediately vest in full and such portion may thereafter be exercised during the shorter of (a) the remaining stated term of the stock option or (b) five years after the date of death or disability;

- in the event of the retirement of a Named Executive Officer after the first anniversary of the date of grant of a stock option, the unvested portion of such stock option will continue to vest during the shorter of (a) the remaining stated term of the stock option or (b) five years after the date of retirement;
- in the event of a termination for any reason other than death, disability or retirement, an unexercised stock option may thereafter be exercised during the period ending 30 days after the date of termination, but only to the extent such stock option was exercisable at the time of termination;
- in the event of the death, disability, or retirement of a Named Executive Officer after the first anniversary of the date of grant of a restricted stock award, the award will immediately vest in full;
- in the event of termination for any reason other than death, disability or retirement, after the first anniversary of the date of grant of a restricted stock award, the award shall be forfeited;
- in the event of a change in control of the Company, the unvested portion of all outstanding stock options and restricted stock awards vest in full;
- in the event of the death, disability or retirement, of a Named Executive Officer, the NEO shall have such rights in his or her performance shares, if any, as may be prescribed by the award agreement;
- in the event of a termination for any reason other than death, disability or retirement prior to the end of any applicable performance period, an NEO's performance shares shall be forfeited, unless, subject to the 2001 Plan, the Governance and Compensation Committee, in its sole discretion, shall determine otherwise; and
- in the event of a change in control of the Company, performance shares shall become payable in such manner as shall be set forth in the award agreement.

None of the continuing Named Executive Officers are currently eligible for retirement under the 2001 Stock Incentive Plan.

Potential Payments and Benefits Upon a Termination of Employment Following a Change in Control of the Company(1)

Name	Salary Continuation ($)	Annual Cash Incentive ($)	Medical, Dental and Life Insurance Benefits ($)	Stock Options ($)(2)	Restricted Stock Awards ($)(2)	Performance Share Awards ($)	Total ($)
Raymond W. McDaniel	$2,922,000	$4,380,000	$59,738	$4,860,591	$ 0	$4,855,377	$17,077,706
Linda S. Huber	1,136,000	1,226,000	84	1,871,681	444,929	1,996,043	6,674,737
Michel Madelain	1,014,098	1,069,064	—	1,530,470	400,447	1,700,715	5,714,794
Mark E. Almeida	994,000	1,002,000	22,715	1,444,420	400,447	1,614,266	5,477,848
John J. Goggins	936,000	750,000	39,825	1,108,222	400,447	1,181,816	4,416,310

(1) For purposes of this analysis, the following assumptions were used:

- the date of termination of employment was December 31, 2012;
- for the CEO, Mr. McDaniel, that he executed a general release and two-year non-compete agreement under the CICP and received a salary lump sum payout equal to three times his base salary as of December 31, 2012, an annual cash incentive lump-sum payout equal to three times his 2010 annual target cash incentive and three years continuation of current elected coverage under the medical, dental and life insurance programs;
- for each NEO, other than Mr. McDaniel, that he or she executed a general release and two-year non-compete agreement under the CICP and received a salary lump-sum payout equal to two times the executive's base salary as of December 31, 2012, an annual cash incentive lump-sum payout equal to two times the executive's 2012 annual target cash incentive, and two years continuation of current elected coverage under the medical, dental and life insurance programs;

- the market price per share of the Company's Common Stock on December 31, 2012 was $50.32 per share, the closing price of the Common Stock on that date; and
- performance shares paid at target.

(2) Value reflects benefit received upon Change in Control regardless of whether the executive's employment is terminated.

Potential Payments and Benefits Upon a Termination of Employment by Reason of Death, Disability or Retirement(1)

Name	Stock Options ($)	Restricted Stock Awards ($)	Performance Share Awards ($)	Total ($)
Raymond W. McDaniel	$3,855,767	$ 0	$1,542,643	$5,398,410
Linda S. Huber	1,517,056	444,929	732,760	2,694,745
Michel Madelain	1,216,045	400,447	603,639	2,220,131
Mark E. Almeida	1,144,831	400,447	571,031	2,116,309
John J. Goggins	898,297	400,447	433,893	1,732,637

(1) For purposes of this analysis, the following assumptions were used:

- the date of termination of employment was December 31, 2012;
- the market price per share of the Company's Common Stock on December 31, 2012 was $50.32 per share, the closing price of the Common Stock on that date; and
- performance shares paid at target.

OTHER BUSINESS

The Board of Directors knows of no business other than the matters set forth herein that will be presented at the Annual Meeting. Inasmuch as matters not known at this time may come before the Annual Meeting, the enclosed proxy confers discretionary authority with respect to such matters as may properly come before the Annual Meeting, and it is the intention of the persons named in the proxy to vote in accordance with their best judgment on such matters.

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

Stockholder proposals which are being submitted for inclusion in the Company's proxy statement and form of proxy for the 2014 annual meeting of stockholders must be received by the Company at its principal executive offices no later than 5:30 p.m. EST on November 6, 2013. Such proposals when submitted must be in full compliance with applicable laws, including Rule 14a-8 of the Exchange Act.

Under the Company's By-Laws, notices of matters which are being submitted other than for inclusion in the Company's proxy statement and form of proxy for the 2014 annual meeting of stockholders must be received by the Corporate Secretary of the Company at its principal executive offices no earlier than January 16, 2014 and no later than February 5, 2014. Such matters when submitted must be in full compliance with applicable law and the Company's By-Laws. If we do not receive notice of a matter by January 20, 2014, the persons named as proxies will be allowed to use their discretionary voting authority when and if the matter is raised at the meeting.

March 6, 2013

Appendix A

AMENDED AND RESTATED 2001 MOODY'S CORPORATION KEY EMPLOYEES' STOCK INCENTIVE PLAN

(as amended, December 11, 2012)

1. Purpose of the Plan

The purpose of the Plan is to aid the Company and its Affiliates in securing and retaining key employees of outstanding ability and to motivate such employees to exert their best efforts on behalf of the Company and its Affiliates by providing incentives through the granting of Awards. The Company expects that it will benefit from the added interest which such key employees will have in the welfare of the Company as a result of their proprietary interest in the Company's success.

2. Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) *Act*: The Securities Exchange Act of 1934, as amended, or any successor thereto.

(b) *Affiliate*: Any entity (i) 20% or more of the voting equity of which is owned or controlled directly or indirectly by the Company, or (ii) that had been a business, division or subsidiary of the Company, the equity of which has been distributed to the Company's stockholders, even if the Company thereafter owns less than 20% of the voting equity.

(c) *Award*: An Option, Stock Appreciation Right or Other Stock-Based Award granted pursuant to the Plan.

(d) *Beneficial Owner*: As such term is defined in Rule 13d-3 under the Act (or any successor rule thereto).

(e) *Board*: The Board of Directors of the Company.

(f) *Cause*: With respect to a Participant: (1) willful malfeasance, willful misconduct, or gross negligence by the Participant in connection with his or her employment, (2) continuing failure to perform such duties as are requested by any employee to whom the Participant reports or the Board, (3) failure by the Participant to observe material policies of his or her employer applicable to the Participant (including, without limitation, the Code of Business Conduct), or (4) the conviction of, or plea of guilty or nolo contendere by, the Participant to (i) any felony or (ii) any misdemeanor involving moral turpitude. The determination of whether a termination or other separation from employment is for Cause shall be made by the Committee, in its sole and absolute discretion, and such determination shall be conclusive and binding on the affected Participant.

(g) *Change in Control*: The occurrence of a change in ownership of Moody's Corporation, a change in the effective control of Moody's Corporation, or a change in the ownership of a substantial portion of the assets of Moody's Corporation. For this purpose, a change in the ownership of Moody's Corporation occurs on the date that any one person, or more than one person acting as a group (as determined pursuant to the regulations under Section 409A), acquires ownership of stock of Moody's Corporation that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of Moody's Corporation. A change in effective control of Moody's Corporation occurs on either of the following dates: (1) the date any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of Moody's Corporation possessing 50 percent or more of the total voting power of the stock of Moody's Corporation, or (2) the date a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election. A change in the ownership of a substantial portion of the assets of Moody's

Corporation occurs on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from Moody's Corporation that have a total gross fair market value (as determined pursuant to the regulations under Section 409A) equal to or more than 40 percent of the total gross fair market value of all of the assets of Moody's Corporation immediately before such acquisition or acquisitions.

(h) *Code*: The Internal Revenue Code of 1986, as amended, or any successor thereto.

(i) *Committee*: The Governance and Compensation Committee of the Board, or any successor thereto or other committee designated by the Board to assume the obligations of the Committee hereunder.

(j) *Company*: Moody's Corporation, a Delaware corporation.

(k) *Disability*: Inability to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment, which constitutes a permanent and total disability, as defined in Section 22(e)(3) of the Code (or any successor section thereto). The determination of whether a Participant has suffered a Disability shall be made by the Committee based upon such evidence as it deems necessary and appropriate. A Participant shall not be considered disabled unless he or she furnishes such medical or other evidence of the existence of the Disability as the Committee, in its sole discretion, may require.

(l) *Effective Date*: The date on which the Plan takes effect, as set forth in Section 19 of the Plan.

(m) *Fair Market Value*: On a given date, the arithmetic mean of the high and low prices of the Shares as reported on such date on the Composite Tape of the principal national securities exchange on which such Shares are listed or admitted to trading, or, if no Composite Tape exists for such national securities exchange on such date, then on the principal national securities exchange on which such Shares are listed or admitted to trading, or, if the Shares are not listed or admitted on a national securities exchange, the arithmetic mean of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted), or, if there is no market on which the Shares are regularly quoted, the Fair Market Value shall be the value established by the Committee in good faith. If no sale of Shares shall have been reported on such Composite Tape or such national securities exchange on such date or quoted on the National Association of Securities Dealers Automated Quotation System on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used.

(n) *Good Reason:* Without the Participant's consent: (1) a material reduction in the position or responsibilities of the Participant; (2) a material reduction in the Participant's base salary; or (3) a relocation of the Participant's primary work location to a distance of more than fifty (50) miles from its location as of the date of a Change in Control.

(o) *ISO*: An Option that is also an incentive stock option granted pursuant to Section 7(d) of the Plan.

(p) *LSAR*: A limited stock appreciation right granted pursuant to Section 8(d) of the Plan.

(q) *Option*: A stock option granted pursuant to Section 7 of the Plan.

(r) *Option Price*: The purchase price per Share of an Option, as determined pursuant to Section 7(a) of the Plan.

(s) *Other Stock-Based Awards*: Awards granted pursuant to Section 9 of the Plan including, without limitation, Restricted Stock, Restricted Stock Units and Performance Shares.

(t) *Participant*: An individual who is selected by the Committee to participate in the Plan pursuant to Section 5 of the Plan.

(u) *Performance-Based Awards*: Other Stock-Based Awards granted pursuant to Section 9(b) of the Plan.

(v) *Performance Shares*: An Award representing a right to acquire Shares at a future date conditioned on the achievement of performance goals, granted pursuant to Section 9 of the Plan.

(w) *Person*: As such term is used for purposes of Section 13(d) or 14(d) of the Act (or any successor section thereto).

(x) *Plan*: The Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan, as amended.

(y) *Post-Retirement Exercise Period*: As such term is defined in Section 7(f) of the Plan.

(z) *Restricted Stock*: Restricted stock granted pursuant to Section 9 of the Plan.

(aa) *Restricted Stock Unit*: A restricted stock unit representing a right to acquire a fixed number of Shares at a future date, granted pursuant to Section 9 of the Plan.

(bb) *Retirement*: Termination of employment with the Company or an Affiliate after such Participant has both attained age 55 and had five or more consecutive years of service with the Company or an Affiliate through and ending with the date of such Participant's voluntary termination of employment, or, with the prior written consent of the Committee that such termination be treated as a Retirement hereunder, termination of employment under other circumstances.

(cc) *Shares*: Shares of common stock, par value $0.01 per Share, of the Company.

(dd) *Special Exercise Period*: As such term is defined in Section 7(f) of the Plan.

(ee) *Stock Appreciation Right*: A stock appreciation right granted pursuant to Section 8 of the Plan.

(ff) *Subsidiary*: A subsidiary corporation, as defined in Section 424(f) of the Code (or any successor section thereto).

(gg) *Termination of Employment*: A Participant's termination of employment with the Company or an Affiliate, as the case may be.

3. Shares Subject to the Plan

The maximum number of Shares that may be issued with respect to Awards granted under the Plan shall be 50,600,000 (subject to adjustment in accordance with the provisions of Section 10 hereof), whether pursuant to ISOs or otherwise. Of that number, not more than 14,000,000 Shares (subject to adjustment in accordance with the provisions of Section 10 hereof) will be available from and after the Effective Date for grants under the Plan of unrestricted Shares, Restricted Stock, Restricted Stock Units, Performance Shares or any Other Stock-Based Awards pursuant to Section 9 hereof. The maximum number of Shares with respect to which Awards of any and all types may be granted during a calendar year to any Participant shall be limited, in the aggregate, to 800,000 (subject to adjustment in accordance with the provisions of Section 10 hereof). The Shares may consist, in whole or in part, of authorized and unissued Shares or treasury Shares. For purposes of Section 3, the aggregate number of Shares issued under this Plan at any time shall equal only the number of Shares issued upon exercise or settlement of an Award. Notwithstanding the foregoing, Shares subject to an Award under the Plan may not again be made available for issuance under the Plan if such Shares are: (i) Shares that were subject to a stock-settled Stock Appreciation Right and were not issued upon the net settlement or net exercise of such Stock Appreciation Right, (ii) Shares used to pay the exercise price of an Option, (iii) Shares delivered to or withheld by the Company to pay the withholding taxes related to an Award, or (iv) Shares repurchased on the open market with the proceeds of an Option exercise. Shares which are subject to Awards which terminate, expire, are forfeited or lapse, and Shares subject to Awards settled in cash shall not count as Shares issued under this Plan and may be utilized again with respect to Awards granted under the Plan.

4. Administration

The Plan shall be administered by the Committee, which may delegate its duties and powers in whole or in part to any subcommittee thereof consisting solely of at least two individuals who are each "non-employee directors" within the meaning of Rule 16b-3 under the Act (or any successor rule thereto) and "outside directors" within the meaning of Section 162(m) of the Code (or any successor section thereto); provided, however, that any action permitted to be taken by the Committee may be taken by the Board, in its discretion. The Committee is authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect, administrative error or omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, Participants and their beneficiaries or successors). Determinations made by the Committee under the Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated. The Committee shall require payment of any amount it may determine to be necessary to withhold for federal, state, local or other taxes as a result of the grant, exercise, vesting or settlement of an Award. Unless the Committee specifies otherwise, the Participant may elect to pay a portion or all of such withholding taxes by (a) delivery of Shares or (b) having Shares withheld by the Company from any Shares that would have otherwise been received by the Participant. The number of Shares so delivered or withheld shall have an aggregate Fair Market Value on the date of the exercise, vesting or settlement (as applicable) of an Award sufficient to satisfy the applicable withholding taxes. In addition, with the approval of the Committee, a Participant may satisfy any additional tax that the Participant elects to have the Company withhold by delivering to the Company or its designated representative Shares already owned by the Participant or, in the case of Shares acquired through an employee benefit plan, Shares held by the Participant for more than six months. If the chief executive officer of the Company is a member of the Board, the Board by specific resolution may constitute such chief executive officer as a committee of one which shall have the authority to grant Awards of up to an aggregate of 200,000 Shares (subject to adjustment in accordance with the provisions of Section 10 hereof) in each calendar year to Participants who are not subject to the rules promulgated under Section 16 of the Act (or any successor section thereto) or "covered employees" as defined in Section 162(m) of the Code; provided, however, that such chief executive officer shall notify the Committee of any such grants made pursuant to this Section 4.

5. Eligibility

Key employees (but not members of the Committee or any person who serves only as a director) of the Company and its Affiliates, who are from time to time responsible for the management, growth and protection of the business of the Company and its Affiliates, and consultants to the Company and its Affiliates, are eligible to be granted Awards under the Plan. Participants shall be selected from time to time by the Committee, in its sole discretion, from among those eligible, and the Committee shall determine, in its sole discretion, the number of Shares to be covered by the Awards granted to each Participant.

6. Limitations

No Award may be granted under the Plan after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

7. Terms and Conditions of Options

Options granted under the Plan shall be, as determined by the Committee, non-qualified, incentive or other stock options for federal income tax purposes, as evidenced by the related Award agreements, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine:

(a) *Option Price*. The Option Price per Share shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of the Shares on the date an Option is granted.

(b) *Exercisability*. Options granted under the Plan shall be exercisable at such time and upon such terms and conditions as may be determined by the Committee, but in no event shall an Option be exercisable more than ten years after the date it is granted.

(c) *Exercise of Options*. Except as otherwise provided in the Plan or in an Award agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. For purposes of Section 7 of the Plan, the exercise date of an Option shall be the later of the date a notice of exercise is received by the Company and, if applicable, the date payment is received by the Company pursuant to clauses (i), (ii) or (iii) in the following sentence. The purchase price for the Shares as to which an Option is exercised shall be paid to the Company in full at the time of exercise at the election of the Participant (i) in cash, (ii) in Shares having a Fair Market Value equal to the aggregate Option Price for the Shares being purchased and satisfying such other requirements as may be imposed by the Committee, provided, that such shares of Common Stock have been held by the Participant for no less than six months, (iii) partly in cash and partly in such Shares, (iv) through the delivery of irrevocable instructions to a broker to deliver promptly to the Company an amount equal to the aggregate Option Price for the Shares being purchased, or (v) through such other means as shall be prescribed in the Award agreement. No Participant shall have any rights to dividends or other rights of a stockholder with respect to Shares subject to an Option until the occurrence of the exercise date (determined as set forth above) and, if applicable, the satisfaction of any other conditions imposed by the Committee pursuant to the Plan.

(d) *ISOs*. The Committee may grant Options under the Plan that are intended to be ISOs. Such ISOs shall comply with the requirements of Section 422 of the Code (or any successor section thereto). Unless otherwise permitted under Section 422 of the Code (or any successor section thereto), no ISO may be granted to any Participant who, at the time of such grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or of any Subsidiary, unless (i) the Option Price for such ISO is at least 110% of the Fair Market Value of a Share on the date the ISO is granted and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any Participant who disposes of Shares acquired upon the exercise of an ISO either (i) within two years after the date of grant of such ISO or (ii) within one year after the transfer of such Shares to the Participant, shall notify the Company of such disposition and of the amount realized upon such disposition. Notwithstanding Section 5 hereof, ISOs may be granted solely to employees of the Company and its Subsidiaries.

(e) *Exercisability Upon Termination of Employment by Death or Disability*. Upon a Termination of Employment by reason of death or Disability, in either case after the first anniversary of the date of grant of an Option, (i) the unexercised portion of such Option shall immediately vest in full and (ii) such portion may thereafter be exercised during the shorter of (A) the remaining stated term of the Option or (B) five years after the date of death or Disability.

(f) *Exercisability Upon Termination of Employment by.Retirement*. Upon a Termination of Employment by reason of Retirement after the first anniversary of the date of grant of an Option, an unexercised Option may thereafter be exercised during the shorter of (i) the remaining stated term of the Option or (ii) five years after the date of such Termination of Employment (the "Post-Retirement Exercise Period"), but only to the extent to which such Option was exercisable at the time of such Termination of Employment or becomes exercisable during the Post-Retirement Exercise Period as if such Participant were still employed by the Company or an

Affiliate; provided, however, that if a Participant dies within a period of five years after such Termination of Employment, an unexercised Option may thereafter be exercised, during the shorter of (i) the remaining stated term of the Option or (ii) the period that is the longer of (A) five years after the date of such Termination of Employment or (B) one year after the date of death (the "Special Exercise Period"), but only to the extent to which such Option was exercisable at the time of such Termination of Employment or becomes exercisable during the Special Exercise Period.

(g) *Effect of Other Termination of Employment.* Upon a Termination of Employment for any reason (other than death, Disability or Retirement after the first anniversary of the date of grant of an Option as described above), an unexercised Option may thereafter be exercised during the period ending 30 days after the date of such Termination of Employment, but only to the extent to which such Option was exercisable at the time of such Termination of Employment. Notwithstanding the foregoing, the Committee may, in its sole discretion, either by prior written agreement with the Participant or upon the occurrence of a Termination of Employment, accelerate the vesting of unvested Options held by a Participant if such Participant's Termination of Employment is without "cause" (as such term is defined by the Committee in its sole discretion) by the Company.

(h) *Nontransferability of Stock Options.* Except as otherwise provided in Section 18 relating to designation of beneficiaries or in this Section 7(h), an Option shall not be transferable or assignable by the Participant otherwise than by will or by the laws of descent and distribution, and during the lifetime of a Participant an Option shall be exercisable only by the Participant. An Option exercisable after the death of a Participant or a transferee pursuant to the following sentence may be exercised by the designated beneficiary, legatees, personal representatives or distributees of the Participant or such transferee. The Committee may, in its discretion, authorize all or a portion of the Options previously granted or to be granted to a Participant, other than ISOs, to be on terms which permit irrevocable transfer for no consideration by such Participant to any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, of the Participant, any trust in which these persons have more than 50% of the beneficial interest, any foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than 50% of the voting interests ("Eligible Transferees"), provided that (i) the stock option agreement pursuant to which such Options are granted must be approved by the Committee, and must expressly provide for transferability in a manner consistent with this Section and (ii) subsequent transfers of transferred Options shall be prohibited except those in accordance with the first sentence of this Section 7(h). The Committee may, in its discretion, amend the definition of Eligible Transferees to conform to the coverage rules of Form S-8 under the Securities Act of 1933 or any comparable Form from time to time in effect. Following transfer, any such Options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. The events of Termination of Employment of Sections 7(e), 7(f) and 7(g) hereof shall continue to be applied with respect to the original Participant, following which the Options shall be exercisable by the transferee only to the extent, and for the periods specified, in Sections 7(e), 7(f) and 7(g). The Committee may delegate to a committee consisting of employees of the Company the authority to authorize transfers, establish terms and conditions upon which transfers may be made and establish classes of Options eligible to transfer Options, as well as to make other determinations with respect to Option transfers.

8. Terms and Conditions of Stock Appreciation Rights

(a) *Grants.* The Committee also may grant (i) a Stock Appreciation Right independent of an Option or (ii) a Stock Appreciation Right in connection with an Option, or a portion thereof. A Stock Appreciation Right granted pursuant to clause (ii) of the preceding sentence (A) may be granted at the time the related Option is granted or at any time prior to the exercise or cancellation of the related Option, (B) shall cover the same Shares covered by an Option (or such lesser number of Shares as the Committee may determine), and (C) shall be subject to the same terms and conditions as such Option except for such additional limitations as are contemplated by this Section 8 (or such additional limitations as may be included in an Award agreement).

(b) *Terms*. The exercise price per Share of a Stock Appreciation Right shall be an amount determined by the Committee but in no event shall such amount be less than the greater of (i) the Fair Market Value of a Share on the date the Stock Appreciation Right is granted or, in the case of a Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, the Option Price of the related Option and (ii) an amount permitted by applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges. Each Stock Appreciation Right granted independent of an Option shall entitle a Participant to exercise the Stock Appreciation Right in whole or in part and, upon such exercise, to receive from the Company an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the exercise price per Share, times (ii) the number of Shares covered by the portion of the Stock Appreciation Right so exercised. Each Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, shall entitle a Participant to surrender to the Company the unexercised Option, or any portion thereof, and to receive from the Company in exchange therefor an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the Option Price per Share, times (ii) the number of Shares covered by the Option, or portion thereof, which is surrendered. The date a notice of exercise is received by the Company shall be the exercise date. Payment shall be made in Shares or in cash, or partly in Shares and partly in cash, valued at such Fair Market Value, all as shall be determined by the Committee. Stock Appreciation Rights may be exercised from time to time upon actual receipt by the Company of written notice of exercise stating the number of Shares with respect to which the Stock Appreciation Right is being exercised. No fractional Shares will be issued in payment for Stock Appreciation Rights, but instead cash will be paid for a fraction or, if the Committee should so determine, the number of Shares will be rounded downward to the next whole Share. No Participant shall have any rights to dividends or other rights of a stockholder with respect to Shares subject to a Stock Appreciation Right until the occurrence of the exercise date, the issuance of Shares pursuant to such exercise and, if applicable, the satisfaction of any other conditions imposed by the Committee pursuant to the Plan.

(c) *Exercisability*. Stock Appreciation Rights granted under the Plan shall be exercisable at such time and upon such terms and conditions as may be determined by the Committee, but in no event shall a Stock Appreciation Right be exercisable more than ten years after the date it is granted.

(d) *Limitations*. The Committee may impose, in its discretion, such conditions upon the exercisability or transferability of Stock Appreciation Rights as it may deem fit.

(e) *Limited Stock Appreciation Rights*. The Committee may grant LSARs that are exercisable upon the occurrence of specified contingent events. Such LSARs may provide for a different method of determining appreciation, may specify that payment will be made only in cash and may provide that any related Awards are not exercisable while such LSARs are exercisable. Unless the context otherwise requires, whenever the term "Stock Appreciation Right" is used in the Plan, such term shall include LSARs.

9. Other Stock-Based Awards

(a) *Generally*. The Committee, in its sole discretion, may grant Awards of unrestricted Shares, Restricted Stock, Restricted Stock Units and other Awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, Shares (collectively, "Other Stock-Based Awards"). Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine to whom and when Other Stock-Based Awards will be made; the number of Shares to be awarded under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of such Awards (including, without limitation, the vesting provisions thereof). Notwithstanding anything herein to the contrary, the grant, issuance, retention, vesting and/or settlement of Shares under any Other Stock-Based Award that is based on performance criteria and level of achievement versus such criteria will be subject to a performance period of not less than twelve months, and the grant, issuance, retention, vesting and/or settlement of Shares under any Other Stock-Based Award that is based solely upon continued employment and/or the passage of time may not vest or be settled in full prior to the thirty-sixth month following its date of grant, but may be subject to pro rata vesting over such period, except that the Committee may provide for the satisfaction and/or lapse of all conditions under any such Other Stock-Based Award in the event of the Participant's death, Disability or Retirement or in connection with a Change in Control, and the Committee may provide that any such restriction or limitation will not apply in the case of an Other Stock-Based Award that is issued in payment or settlement of compensation that has been earned by the Participant.

(b) *Performance-Based Awards.* Notwithstanding anything to the contrary herein, certain Other Stock-Based Awards granted under this Section 9 may be granted in a manner that will enable the Company to deduct any amount paid by the Company under Section 162(m) of the Code (or any successor section thereto) ("Performance-Based Awards"). A Participant's Performance-Based Award shall be determined based on the attainment of one or more pre-established, objective performance goals established in writing by the Committee, for a performance period established by the Committee, (i) at a time when the outcome for that performance period is substantially uncertain and (ii) not later than 90 days after the commencement of the performance period to which the performance goal relates, but in no event after 25% of the relevant performance period has elapsed. The performance goals shall be based upon one or more of the following criteria: (i) earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per Share; (v) book value per Share; (vi) return on stockholders' equity; (vii) expense management; (viii) return on investment before or after the cost of capital; (ix) improvements in capital structure; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvement of profit margins; (xii) stock price; (xiii) market share; (xiv) revenues or sales; (xv) costs; (xvi) cash flow; (xvii) working capital; (xviii) changes in net assets (whether or not multiplied by a constant percentage intended to represent the cost of capital); (xix) return on assets; (xx) accuracy, stability, quality or performance of ratings; and (xxi) customer or investor satisfaction or value survey results. To the extent consistent with Section 162(m) of the Code, if so determined by the Committee at the time the applicable performance goal is adopted, the Committee may appropriately adjust any evaluation of performance under the performance goal to (A) eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the acquisition or disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with standards established by opinion No. 30 of the Accounting Principles Board (APB Opinion No. 30) or other applicable or successor accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements or notes to the financial statements, and (B) exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation, claims, judgments or settlements, (iii) the effect of changes in tax law or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs, and (v) accruals of any amounts for payment under this Plan or any other compensation arrangement maintained by the Company or any Affiliate. The foregoing criteria may relate to the Company, one or more of its Affiliates or one or more of its divisions, units, minority investments, partnerships, joint ventures, product lines or products or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine. The maximum amount payable pursuant to Performance-Based Awards denominated in cash granted to any one Participant with respect to one fiscal year of the Company shall be $5,000,000. The Committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given Participant and, if they have, to so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be paid for such performance period until such certification is made by the Committee. The amount of the Performance-Based Award actually paid to a given Participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Committee. The amount of the Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period; provided, however, that a Participant may, if and to the extent permitted by the Committee and consistent with the provisions of Sections 162(m) and 409A of the Code, elect prior to the commencement of the relevant services or, if the Performance-Based Award constitutes performance-based compensation within the meaning of Section 409A(a)(4)(B)(iii) of the Code and is based on services performed over a period of at least 12 months, at any time but no later than six months before the end of the applicable performance period, to defer payment of a Performance-Based Award until a fixed date or the date of Participant's separation from service with the Company and its Affiliates (or six months following such separation if required by Section 409A of the Code), as specified in the election to defer.

(c) *Terms and Conditions of Restricted Stock and Restricted Stock Units.*

(i) *Grant.* Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an agreement in form approved by the Committee. The vesting of a Restricted Stock Award or Restricted Stock Unit granted under the Plan may be conditioned upon the completion of a specified period of employment with the Company or an Affiliate, upon attainment of specified performance goals, and/or upon such other criteria as the Committee may determine in its sole discretion.

(ii) *Receipt of Restricted Stock.* As soon as practicable after an Award of Restricted Stock has been made to a Participant, there shall be registered in the name of such Participant or of a nominee the number of Shares of Restricted Stock so awarded. Except as provided in the applicable agreement, no Shares of Restricted Stock may be assigned, transferred or otherwise encumbered or disposed of by the Participant until such Shares have vested in accordance with the terms of such agreement. If and to the extent that the applicable agreement so provides, a Participant shall have the right to vote and receive dividends on the Shares of Restricted Stock granted to him or her under the Plan. Unless otherwise provided in the applicable agreement, any Shares received as a dividend on Restricted Stock or in connection with a stock split of the Shares of Restricted Stock shall be subject to the same restrictions as the Restricted Stock.

(iii) *Payments Pursuant to Restricted Stock Units.* Restricted Stock Units may not be assigned, transferred or otherwise encumbered or disposed of by the Participant until such Restricted Stock Units have vested in accordance with the terms of the applicable agreement. Upon the vesting of the Restricted Stock Units (unless a deferral election as described in the following sentence has been made), certificates for Shares shall be delivered to the Participant or his legal representative on the last business day of the calendar quarter in which such vesting event occurs or as soon thereafter as practicable, in a number equal to the Shares covered by the Restricted Stock Units. A Participant may, if and to the extent permitted by the Committee and consistent with the provisions of Sections 162(m) and 409A of the Code, elect prior to the grant of the Restricted Stock Unit and the commencement of the relevant services or, if the Restricted Stock Unit constitutes performance-based compensation within the meaning of Section 409A(a)(4)(B)(iii) of the Code and is based on services performed over a period of at least 12 months, at any time but no later than six months before the end of the applicable performance period, to defer receipt of his certificates beyond the vesting date until a fixed date or the date of the Participant's separation from service with the Company and its Affiliates (or six months following such separation from service if required by Section 409A of the Code), as specified in the election to defer.

(iv) *Effect of Termination of Employment or Death.* Upon a Termination of Employment by reason of death, Disability or Retirement, in each case after the first anniversary of the date of the Award of Restricted Stock or Restricted Stock Units, the Restricted Stock or Restricted Stock Units shall immediately vest in full and all restrictions on such Awards shall terminate. Upon a Termination of Employment for any reason other than death, Disability or Retirement after the first anniversary of the date of the Award of Restricted Stock or Restricted Stock Units, a Participant's unvested Restricted Stock and Restricted Stock Units shall be forfeited. Notwithstanding the foregoing, subject to Section 9(a), the Committee may, in its sole discretion, either by prior written agreement with the Participant or upon the occurrence of a Termination of Employment, accelerate the vesting of unvested Restricted Stock or Restricted Stock Units held by the Participant if such Participant's Termination of Employment is without "cause" (as such term is defined by the Committee in its sole discretion) by the Company.

(d) *Terms and Conditions of Performance Shares.*

(i) *Grant.* Each grant of Performance Shares shall be evidenced by an agreement providing for the payment of Shares conditioned upon attainment of specified performance goals, in form approved by the Committee, and may be subject to the provisions applicable to Performance-Based Awards as set forth in Section 9(b) of the Plan.

(ii) *Payments Pursuant to Performance Shares.* Performance Shares may not be assigned, transferred or otherwise encumbered or disposed of by the Participant until the Committee has certified the extent to which the applicable performance goals have been met and certified the number of Shares to be paid. The number of Shares so certified shall be delivered to the Participant or his legal representative at such time after the end of the performance period as shall be prescribed by the Committee in the Award agreement.

(iii) *Effect of Termination of Employment.* Upon a Termination of Employment by reason of death, Disability or Retirement, a Participant shall have such rights in his or her Performance Shares, if any, as may be prescribed by the Award agreement. Upon a Termination of Employment for any reason other than death, Disability or Retirement prior to the end of any applicable performance period, a Participant's Performance Shares shall be forfeited, unless, subject to Section 9(a), the Committee, in its sole discretion, shall determine otherwise.

10. Adjustments Upon Certain Events

Notwithstanding any other provisions in the Plan to the contrary, the following provisions shall apply to all Awards granted under the Plan:

(a) *Generally.* In the event of any change in the outstanding Shares after the Effective Date by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, split-up, spin-off, combination or exchange of Shares or other corporate exchange or similar transaction, or any distribution to stockholders of Shares other than regular cash dividends, the Committee shall adjust the following to the extent necessary to achieve an equitable result: (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the Option Price, and/or (iii) any other affected terms of such Awards.

(b) *Change in Control.* Awards granted prior to January 1, 2013 shall be subject to the terms of Section 10(b) of the Plan as in effect on December 31, 2012. For Awards granted on or after January 1, 2013, unless otherwise determined by the Committee through an Award agreement or otherwise, if a Participant's employment is terminated without Cause or by the Participant for Good Reason, in either case within the ninety (90) day period preceding or the two (2) year period following a Change in Control, the following shall occur: (i) each outstanding Option and Stock Appreciation Right shall become immediately vested and exercisable; (ii) restrictions on Awards of Restricted Stock and Restricted Stock Units that are not Performance-Based Awards shall lapse; and (iii) Other Stock-Based Awards not described in clause (ii) shall become payable in such manner as shall be set forth in the Award agreement. Notwithstanding the foregoing, if the acquiror or successor refuses to assume an Award or substitute an Award of equivalent value (as determined by the Committee in its discretion) in connection with a Change in Control, (A) each Option and Stock Appreciation Right shall become immediately vested and exercisable; provided, however, that if such Awards are not exercised prior to the date of the consummation of the Change in Control, the Committee, in its sole discretion and without liability to any person, may provide for (x) the payment of a cash amount in exchange for the cancellation of such Award and/or (y) the issuance of substitute Awards that will substantially preserve the value, rights and benefits of any affected Awards (previously granted hereunder) as of the date of the consummation of the Change in Control; (B) restrictions on Awards of Restricted Stock and Restricted Stock Units that are not Performance-Based Awards shall lapse; and (C) Other Stock-Based Awards not described in clause (B) shall become payable in such manner as shall be set forth in the Award agreement.

11. No Repricing

Notwithstanding anything in the Plan to the contrary, no Option or Stock Appreciation Right outstanding under the Plan may be repriced, regranted through cancellation, including cancellation in exchange for cash or other Awards, or otherwise amended to reduce the Option Price or exercise price applicable thereto (other than with respect to adjustments made in connection with a transaction or other change in the Company's capitalization as described in Section 10) without the approval of the stockholders of the Company.

12. No Right to Employment

The granting of an Award under the Plan shall impose no obligation on the Company or any Affiliate to continue the employment of a Participant and shall not lessen or affect the Company's or Affiliate's right to terminate the employment of such Participant.

13. Successors and Assigns

The Plan shall be binding on all successors and assigns of the Company and a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

14. Nontransferability of Awards

Except as provided in Section 18 relating to designation of beneficiaries or in Section 7(h) of the Plan, an Award shall not be transferable or assignable by the Participant otherwise than by will or by the laws of descent and distribution. During the lifetime of a Participant, an Award shall be exercisable only by such Participant. An Award exercisable after the death of a Participant may be exercised by the designated beneficiary, the legatees, personal representatives or distributees of the Participant. Notwithstanding anything to the contrary herein, the Committee, in its sole discretion, shall have the authority to waive this Section 14 or any part thereof (except with respect to ISOs) to the extent that this Section 14 or any part thereof is not required under the rules promulgated under any law, rule or regulation applicable to the Company.

15. Amendments or Termination

The Board or the Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which, (a) without the approval of the stockholders of the Company, would (except as is provided in Section 10 of the Plan), increase the total number of Shares reserved for the purposes of the Plan or change the maximum number of Shares for which Awards may be granted to any Participant or (b) without the consent of a Participant, would impair any of the rights or obligations under any Award theretofore granted to such Participant under the Plan; provided, however, that the Board or the Committee may amend the Plan in such manner as it deems necessary to permit the granting of Awards meeting the requirements of the Code or other applicable laws. Notwithstanding anything to the contrary herein, neither the Committee nor the Board may amend, alter or discontinue the provisions relating to Section 10(b) of the Plan after the occurrence of a Change in Control.

16. International Participants

With respect to Participants who reside or work outside the United States of America and who are not (and who are not expected to be) "covered employees" within the meaning of Section 162(m) of the Code (or any successor section thereto), the Committee may, in its sole discretion, amend the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the requirements of local law.

17. Choice of Law

The Plan shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed in the State of Delaware.

18. Designation of Beneficiaries

A Participant may file with the Company a written designation of a beneficiary or beneficiaries under the Plan and may from time to time revoke or change any such designation of beneficiary. Any designation of beneficiary under the Plan shall be controlling over any other disposition, testamentary or otherwise; provided, however, that if the Committee shall be in doubt as to the entitlement of any such beneficiary to any Option, Stock Appreciation Right, unrestricted Shares, Restricted Stock, Restricted Stock Units, Performance Shares or other Award, the Committee may determine to recognize only the legal representative of such Participant, in which case the Company, the Committee and the members thereof shall not be under any further liability to anyone.

19. Effectiveness of the Plan

The Plan, as amended and restated, shall be effective as of December 11, 2012.

Appendix B

AMENDED AND RESTATED
1998 MOODY'S CORPORATION
NON-EMPLOYEE DIRECTORS' STOCK INCENTIVE PLAN

(Adopted September 8, 2000; Amended and Restated as of December 11, 2012)

1. Purpose of the Plan

The purpose of the Plan is to aid the Company in attracting, retaining and compensating non-employee directors and to enable them to increase their ownership of Shares. The Plan will be beneficial to the Company and its stockholders since it will allow non-employee directors of the Board to have a greater personal financial stake in the Company through the ownership of Shares, in addition to underscoring their common interest with stockholders in increasing the value of the Shares on a long-term basis.

2. Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) Act: The Securities Exchange Act of 1934, as amended, or any successor thereto.

(b) Award: An Option, Share of Restricted Stock or Performance Share granted pursuant to the Plan.

(c) Beneficial Owner: As such term is defined in Rule 13d-3 under the Act (or any successor rule thereto).

(d) Board: The Board of Directors of the Company.

(e) Change in Control: The occurrence of a change in ownership of Moody's Corporation, a change in the effective control of Moody's Corporation, or a change in the ownership of a substantial portion of the assets of Moody's Corporation. For this purpose, a change in the ownership of Moody's Corporation occurs on the date that any one person, or more than one person acting as a group (as determined pursuant to the regulations under Section 409A), acquires ownership of stock of Moody's Corporation that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of Moody's Corporation. A change in effective control of Moody's Corporation occurs on either of the following dates: (1) the date any one person, or more than one person acting as a group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of Moody's Corporation possessing 50 percent or more of the total voting power of the stock of Moody's Corporation, or (2) the date a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election. A change in the ownership of a substantial portion of the assets of Moody's Corporation occurs on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from Moody's Corporation that have a total gross fair market value (as determined pursuant to the regulations under Section 409A) equal to or more than 40 percent of the total gross fair market value of all of the assets of Moody's Corporation immediately before such acquisition or acquisitions.

(f) Code: The Internal Revenue Code of 1986 and the regulations thereunder, as amended from time to time.

(g) Committee: The Governance and Compensation Committee of the Board, or any successor thereto or other committee designated by the Board to assume the obligations of the Committee hereunder.

(h) Company: Moody's Corporation.

(i) Disability: Inability to continue to serve as a non-employee director due to a medically determinable physical or mental impairment which constitutes a permanent and total disability, as determined by the Committee (excluding any member thereof whose own Disability is at issue in a given case) based upon such evidence as it deems necessary and appropriate.

(j) Effective Date: The date on which the Plan takes effect, as defined pursuant to Section 14 of the Plan.

(k) Fair Market Value: On a given date, the arithmetic mean of the high and low prices of the Shares as reported on such date on the Composite Tape of the principal national securities exchange on which such Shares are listed or admitted to trading, or, if no Composite Tape exists for such national securities exchange on such date, then on the principal national securities exchange on which such Shares are listed or admitted to trading, or, if the Shares are not listed or admitted on a national securities exchange, the arithmetic mean of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted), or, if there is no market on which the Shares are regularly quoted, the Fair Market Value shall be the value established by the Committee in good faith. If no sale of Shares shall have been reported on such Composite Tape or such national securities exchange on such date or quoted on the National Association of Securities Dealers Automated Quotation System on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used.

(l) Option: A stock option granted pursuant to Section 6 of the Plan.

(m) Option Price: The purchase price per Share of an Option, as determined pursuant to Section 6(b) of the Plan.

(n) Participant: Any director of the Company who is not an employee of the Company or any Subsidiary of the Company as of the date that an Award is granted.

(o) Performance Period: The calendar year or such other period of at least 12 consecutive months as shall be designated by the Committee from time to time.

(p) Performance Share: A periodic bonus award, payable in unrestricted Shares, granted pursuant to Section 8(a) of the Plan.

(q) Person: As such term is used for purposes of Section 13(d) or 14(d) of the Act (or any successor section thereto).

(r) Plan: The 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan, as amended and restated.

(s) Restricted Stock: A Share of restricted stock granted pursuant to Section 7 of the Plan.

(t) Retirement: Termination of service with the Company after such Participant has attained age 70, regardless of the length of such Participant's service; or, with the prior written consent of the Committee (excluding any member thereof whose own Retirement is at issue in a given case), termination of service at an earlier age after the Participant has completed six or more years of service with the Company.

(u) Section 409A: Section 409A of the Code and applicable guidance issued thereunder.

(v) Service Period: The period of time designated by the Committee from time to time during which services must be rendered and at the end of which Restricted Stock grants shall vest.

(w) Shares: Shares of common stock, par value $0.01 per share, of the Company.

(x) Subsidiary: A subsidiary corporation, as defined in Section 424(f) of the Code (or any successor section thereto).

(y) Termination of Service: A Participant's "separation from service" with the Company as determined pursuant to Section 409A.

3. Shares Subject to the Plan

The total number of Shares which may be issued under the Plan is 1,700,000 (subject to adjustment in accordance with the provisions of Section 9 hereof). The Shares may consist, in whole or in part, of unissued Shares or treasury Shares. The issuance of Awards shall reduce the total number of Shares available under the Plan. Shares which are subject to Awards which terminate or lapse may be granted again under the Plan.

4. Administration

The Plan shall be administered by the Committee, which may delegate its duties and powers in whole or in part to any subcommittee thereof consisting solely of at least two "non-employee directors" within the meaning of Rule 16b-3 under the Act (or any successor rule thereto); provided, however, that any action permitted to be taken by the Committee may be taken by the Board, in its discretion. The Committee is authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, Participants and their beneficiaries or successors).

5. Eligibility/Annual Limitation on Grants

All Participants shall be eligible to participate under this Plan. In no event shall the number of Shares subject to Awards granted to any Participant in a calendar year exceed 20,000 Shares.

6. Terms and Conditions of Options

Options granted under the Plan shall be non-qualified stock options for federal income tax purposes, as evidenced by the related Option agreements, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine:

(a) Grants. A Participant may receive, on such dates as determined by the Committee in its sole discretion, grants consisting of such number of Options as determined by the Committee in its sole discretion.

(b) Option Price. The Option Price per Share shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of the Shares on the date an Option is granted.

(c) Exercisability. Options granted under the Plan shall be exercisable at such time and upon such terms and conditions as may be determined by the Committee, but in no event shall an Option be exercisable more than ten years after the date it is granted.

(d) Exercise of Options. Except as otherwise provided in the Plan or in a related Option agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. For purposes of Section 6 of the Plan, the exercise date of an Option shall be the later of the date a notice of exercise is received by the Company and, if applicable, the date payment is received by the Company pursuant to clauses (i), (ii) or (iii) in the following sentence. The purchase price for the Shares as to which an Option is exercised shall be paid to the Company in full at the time of exercise at the election of the Participant (i) in cash, (ii) in Shares, having a Fair Market Value equal to the aggregate Option Price for the Shares being purchased and satisfying such other requirements as may be imposed by the Committee, (iii) partly in cash and partly in such Shares, or (iv) through the delivery of irrevocable instructions to a broker to deliver promptly to the Company an amount equal to the aggregate Option Price for the Shares being purchased. No Participant shall have any rights to dividends or other rights of a stockholder with respect to Shares subject to an Option until the occurrence of the exercise date (determined as set forth above) and, if applicable, the satisfaction of any other conditions imposed by the Committee pursuant to the Plan.

(e) Exercisability Upon Termination of Service by Death. Upon a Termination of Service by reason of death after the first anniversary of the date on which an Option is granted, the unexercised portion of such Option shall immediately vest in full and may thereafter be exercised during the shorter of the remaining term of the Option or five years after the date of death.

(f) Exercisability Upon Termination of Service by Disability or Retirement. Upon a Termination of Service by reason of Disability or Retirement after the first anniversary of the date on which an Option is granted, the unexercised portion of such Option may thereafter be exercised during the shorter of the remaining term of the Option or five years after the date of such Termination of Service; provided, however, that if a Participant dies within a period of five years after such Termination of Service, the unexercised portion of the Option shall immediately vest in full and may thereafter be exercised, during the shorter of the remaining term of the Option or the period that is the longer of five years after the date of such Termination of Service or one year after the date of death.

(g) Effect of Other Termination of Service. Upon a Termination of Service by reason of Disability or Retirement prior to the first anniversary of the date on which an Option is granted (as described above), then, a pro rata portion of such Option shall immediately vest in full and may be exercised thereafter, during the shorter of (A) the remaining term of such Option or (B) five years after the date of such Termination of Service, for a prorated number of Shares (rounded down to the nearest whole number of Shares), equal to (i) the number of Shares subject to such Option multiplied by (ii) a fraction the numerator of which is the number of days the Participant served on the Board subsequent to the date on which such Option was granted and the denominator of which is 365. The portion of such Option which is not so exercisable shall terminate as of the date of Disability or Retirement. Upon a Termination of Service for any other reason prior to the first anniversary of the date on which an Option is granted, such Option shall thereupon terminate. Upon a Termination of Service for any reason other than death, Disability or Retirement after the first anniversary of the date on which an Option is granted, the unexercised portion of such Option shall thereupon terminate.

(h) Nontransferability of Stock Options. Except as otherwise provided in this Section 6(h), an Option shall not be transferable by the optionee otherwise than by will or by the laws of descent and distribution and during the lifetime of an optionee an Option shall be exercisable only by the optionee. An Option exercisable after the death of an optionee or a transferee pursuant to the following sentence may be exercised by the legatees, personal representatives or distributees of the optionee or such transferee. The Committee may, in its discretion, authorize all or a portion of the Options previously granted or to be granted to an optionee to be on terms which permit irrevocable transfer for no consideration by such optionee to any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of the optionee, trusts for the exclusive benefit of these persons, and any other entity owned solely by these persons ("Eligible Transferees"), provided that (x) the stock option agreement pursuant to which such Options are granted must be approved by the Committee, and must expressly provide for transferability in a manner consistent with this Section and (y) subsequent transfers of transferred Options shall be prohibited except those in accordance with the first sentence of this Section 6(h). The Committee may, in its discretion, amend the definition of Eligible Transferees to conform to the coverage rules of Form S-8 under the Securities Act of 1933 or any comparable Form from time to time in effect. Following transfer, any such Options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. The events of Termination of Service of Sections 6(e), 6(f) and 6(g) hereof shall continue to be applied with respect to the original optionee, following which the Options shall be exercisable by the transferee only to the extent, and for the periods specified, in Sections 6(e), 6(f) and 6(g). The Committee may delegate to a committee consisting of employees of the Company the authority to authorize transfers, establish terms and conditions upon which transfers may be made and establish classes of Options eligible to transfer Options, as well as to make other determinations with respect to Option transfers.

7. Terms and Conditions of Restricted Stock

Restricted Stock granted under the Plan shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine:

(a) Grants. A Participant may receive, on such dates as determined by the Committee in its sole discretion, grants consisting of such amounts of Restricted Stock as determined by the Committee in its sole discretion.

(b) Restrictions. Restricted Stock granted under the Plan may not be sold, transferred, pledged, assigned or otherwise disposed of under any circumstances; provided, however, that the foregoing restrictions shall lapse at such time and upon such terms and conditions as may be specified by the Committee in the related Award agreement(s).

(c) Vesting. Any grant of Restricted Stock under the Plan shall be subject to a minimum one-year vesting requirement.

(d) Forfeiture of Grants. Except to the extent otherwise specified by the Committee in a related Award agreement(s), all Shares of Restricted Stock as to which restrictions have not previously lapsed pursuant to Section 7(b) of the Plan shall be forfeited upon a Participant's Termination of Service for any reason (including, without limitation, by reason of death, Disability or Retirement).

(e) Other Provisions. During the period prior to the date on which the foregoing restrictions lapse, Shares of Restricted Stock shall be registered in the Participant's name and such Participant shall have voting rights and receive dividends with respect to such Restricted Stock.

(f) Authorization for Committee to Permit Deferral. Notwithstanding anything in this Section 7 to the contrary, a Participant may, if and to the extent permitted by the Committee, elect to defer receipt of any Restricted Stock granted under the Plan; provided, however, that any such election must be made and become irrevocable not later than the close of the calendar year next preceding the year in which the Service Period commences; and further provided, that any Restricted Stock for which a deferral election has been made shall be distributed to the Participant, to the extent vested, as soon as administratively practicable following such Participant's Termination of Service, but in no event later than the later of (i) the end of the calendar year in which such Termination of Service occurs or (ii) 2 1/2 months after such Termination of Service occurs. Any and all Restricted Stock for which a deferral election is made shall be contributed to a grantor "rabbi" trust established by the Company prior to the date on which the restrictions on such Restricted Stock lapse, which trust shall be administered by an independent trustee; provided, however, that distributions of Restricted Stock by such a trust to a Participant following the Participant's Termination of Service will satisfy the Company's obligations to the Participant with respect to Restricted Stock awarded under this Plan to the extent of such distributions.

8. Terms and Conditions of Performance Shares

(a) Establishment of Annual Performance Target Levels and Number of Performance Shares. Prior to the commencement of a given Performance Period, the Committee shall establish organizational or individual performance criteria within the meaning of Section 409A relating to such Performance Period ("Performance Goals"). The Committee shall also establish the number of Performance Shares that would be payable to Participants upon the attainment of various Performance Goals during such Performance Period.

(b) Payment in Unrestricted Shares. As soon as practicable following a given Performance Period, but in no event later than 30 days after the end of such Performance Period, Participants shall receive unrestricted Shares equal to the number of Performance Shares earned by such Participant during such Performance Period. A Participant who did not serve on the Board during an entire Performance Period shall receive a prorated number of Shares (rounded down to the nearest whole number of Shares) based upon (i) the number of days during the Performance Period during which such Participant served on the Board and (ii) the actual performance results.

(c) Authorization for Committee to Permit Deferral. Notwithstanding Section 8(b) of the Plan, a Participant may, if and to the extent permitted by the Committee, elect to defer payment of any unrestricted Shares payable as a result of any Performance Shares earned by such Participant; provided, however, that any such election must be made and become irrevocable (i) on or before the date that is six months before the end of the Performance Period, provided that the Participant performs services continuously from the later of the beginning of the Performance Period or the date the Performance Goals are established through the date an election is made pursuant to this Section 8(c), and (ii) in accordance with such terms and conditions as are established by the Committee in its sole discretion. Any and all Shares earned pursuant to Section 8(b) and the receipt of which is deferred by election pursuant to this Section 8(c) shall be distributed to the Participant as soon as administratively practicable following Participant's Termination of Service, but in no event later than the later of the end of the calendar year in which such Termination of Service occurs or 2 1/2 months after such Termination of Service occurs.

(d) Vesting. Any grant of Performance Shares under the Plan shall be subject to a minimum one-year vesting requirement.

9. Adjustments Upon Certain Events

Notwithstanding any other provisions in the Plan to the contrary, the following provisions shall apply to all Awards granted under the Plan:

(a) Generally. In the event of any change in the outstanding Shares after the Effective Date by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of Shares or other corporate exchange or similar transaction, or any distribution to stockholders of Shares other than regular cash dividends, the Committee shall adjust the following to the extent necessary to achieve an equitable result: (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the Option Price, and/or (iii) any other affected terms of such Awards.

(b) Change in Control. Upon the occurrence of a Change in Control, (i) all restrictions on Shares of Restricted Stock shall lapse, (ii) each Participant shall receive the target number of Performance Shares for the Performance Period in which the Change in Control occurs (or, if no target number has been established for such Performance Period, the target number for the immediately preceding Performance Period shall be used), and (iii) all Stock Options shall vest and become exercisable.

10. Successors and Assigns

The Plan shall be binding on all successors and assigns of the Company and a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

11. Amendments or Termination

The Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would impair the rights of any Participant under any Award theretofore granted without such Participant's consent.

12. Nontransferability of Awards

Except as provided in Section 6(h) of the Plan, an Award shall not be transferable or assignable by the Participant otherwise than by will or by the laws of descent and distribution. During the lifetime of a Participant, an Award shall be exercisable only by such Participant. An Award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant. Notwithstanding anything to the contrary herein, the Committee, in its sole discretion, shall have the authority to waive this Section 12 (or any part thereof) to the extent that this Section 12 (or any part thereof) is not required under the rules promulgated under any law, rule or regulation applicable to the Company.

13. Choice of Law

The Plan shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed in the State of Delaware.

14. Effectiveness of the Plan

The amendment and restatement of the Plan shall be effective as of December 11, 2012.

15. Section 409A

The Plan is intended to comply with the provisions of Section 409A in order to avoid taxation of amounts deferred hereunder before such amounts are distributed from the Plan, and the Plan will be interpreted accordingly.

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Appendix C

PROPOSED AMENDMENTS TO RESTATED CERTIFICATE OF INCORPORATION

SEVENTH: (1) The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors consisting of not less than three directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the Board of Directors. ~~The~~Commencing with the annual meeting of stockholders held in 2014, directors ~~shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. Class I directors shall be originally elected for a term expiring at the succeeding annual meeting of stockholders, Class II directors shall be originally elected for a term expiring at the second succeeding annual meeting of stockholders, and Class III directors shall be originally elected for a term expiring at the third succeeding annual meeting of stockholders. At each~~ shall be elected annually by the stockholders entitled to vote thereon for terms expiring at the next succeeding annual meeting of stockholders ~~following 1998, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting.~~, provided however, that any director elected or appointed prior to the 2014 annual meeting of stockholders shall complete the term to which such director has been elected or appointed. The term for each director elected at the 2011 annual meeting of stockholders shall expire at the 2014 annual meeting of stockholders, the term for each director elected at the 2012 annual meeting of stockholders shall expire at the 2015 annual meeting of stockholders, and the term for each director elected at the 2013 annual meeting of stockholders shall expire at the 2016 annual meeting of stockholders. The division of directors into classes shall terminate at the 2016 annual meeting of stockholders. ~~If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but~~ In~~in~~ no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. A director shall hold office ~~until the annual meeting for the year in which his term expires and~~ until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If any applicable provision of the General Corporation Law of the State of Delaware expressly confers power on stockholders to fill such a directorship at a special meeting of stockholders, such a directorship may be filled at such meeting only by the affirmative vote of at least 80 percent of the voting power of all shares of the corporation entitled to vote generally in the election of directors voting as a single class. Any director elected to fill a newly created directorship that results from an increase in the number of directors shall be elected for a term expiring at the next succeeding annual meeting of stockholders, and a~~A~~ny director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor. Directors serving in a class of directors elected for a term expiring at the third annual meeting of stockholders following the election of such class may be removed only for cause, and all other directors may be removed either for or without cause, and ~~only by~~ the removal of any director, whether for or without cause, requires the affirmative vote of at least 80 percent in voting power of all shares of the corporation entitled to vote generally in the election of directors, voting as a single class.

(2) Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock or Series Common Stock issued by the corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, filling of vacancies and other features of such directorships shall be governed by the terms of this Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock or Series Common Stock) expressly applicable to such directorships~~thereto, and such directors so elected shall not be divided into classes pursuant to this Article Seventh unless expressly provided by such terms~~.